A C S

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

2007 Annual Meeting Book

Meeting Date — May 22, 2008

Letter from Darwin Deason, Founder and Chairman of the Board

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K

Amendment No. 1 to Annual Report on Form 10-K

Amendment No. 2 to Annual Report on Form 10-K

Corporate Information

A C S

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

April 11, 2008

Dear Stockholder:

It is my pleasure to invite you to the Annual Meeting of Stockholders of Affiliated Computer Services, Inc. to be held on May 22, 2008 at 11:00 a.m., CDT at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204. The Notice of the Annual Meeting and Proxy Statement, which are attached, provide information concerning the matters to be considered at the Annual Meeting. The Annual Meeting will cover only the business contained in the Proxy Statement and will not include a management presentation.

Pursuant to new rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials over the Internet. As a result, we are mailing to all of our stockholders a Notice of Internet Availability of Proxy Materials (Notice) instead of a paper copy of this Proxy Statement and our Annual Report. The Notice contains instructions on how to access those documents over the Internet, as well as instructions on how to request a paper copy of our proxy materials. We believe that this new process will reduce the environmental impact and lower the costs of printing and distributing our proxy materials

Please note that only stockholders of record as of the close of business on March 28, 2008 will be eligible to vote at the Annual Meeting. Your vote is important. You may vote by Internet or by telephone using the instructions on the Notice, or, if you received a paper copy of the proxy card, by signing and returning it in the envelope provided.

We look forward to seeing you at the meeting.

Very truly yours,

Darwin Deason

Darwin Deason
Founder and Chairman of the Board

A C S

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time: May 22, 2008, 11:00 a.m., Central time, Dallas, Texas

Place of Meeting: Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204

Business to be Conducted:

1. To elect directors to hold office for a one-year term and until their respective successors shall have been duly elected and qualified.
2. To consider and vote on the fiscal year 2008 performance-based incentive compensation for certain of our executive officers.
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.
4. To consider and vote on a stockholder proposal if properly presented at the annual meeting.
5. To transact such other business as may properly come before the meeting.

Adjournments and Postponements: Any action on the business to be conducted may be considered at the date and time of the annual meeting as specified above or at any time or date to which the annual meeting may be properly adjourned and postponed.

Record Date: You are entitled to vote at the Annual Meeting if you were a stockholder of record as of the close of business on March 28, 2008.

Voting Rights: A holder of shares of ACS Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock on all matters properly brought before the Annual Meeting.

A holder of shares of ACS Class B common stock is entitled to ten votes, in person or by proxy, for each share of Class B common stock on all matters properly brought before the Annual Meeting.

By Order of the Board of Directors

Tas Panos
Corporate Secretary

Your vote is very important.
Whether or not you plan to attend the Annual Meeting you are encouraged to read the Proxy Statement and vote your shares as soon as possible.

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 22, 2008

GENERAL INFORMATION

QUESTIONS AND ANSWERS

Why did I receive this proxy statement?

This proxy statement is being furnished to you as a stockholder of record, as of March 28, 2008, of Affiliated Computer Services, Inc., a Delaware corporation, in connection with the solicitation by our Board of Directors of proxies to be voted at the Annual Meeting of Stockholders to be held on May 22, 2008. As a stockholder, you are invited to attend the Annual Meeting and are entitled to and are requested to vote on the items of business described in this proxy statement. On or about April 11, 2008, we mailed to our stockholders of record as of the close of business on March 28, 2008 a Notice Regarding the Availability of Proxy Materials containing instructions on how to access this proxy statement and our annual report online.

All references, unless otherwise noted, to the "Company," "we," "our," "us" and "ACS" in this proxy statement refer to Affiliated Computer Services, Inc. (and its subsidiaries).

When and where is the Annual Meeting to be held?

The Annual Meeting of Stockholders will be held at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204, on May 22, 2008, at 11:00 a.m., Central time, Dallas, Texas, or at any adjournments thereof, for the purposes stated in the Notice of Annual Meeting.

Internet Availability of Proxy Materials

Under rules recently adopted by the Securities and Exchange Commission ("SEC"), we are now primarily furnishing proxy materials to our stockholders on the Internet, rather than mailing paper copies of the materials (including our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended by our Form 10-K/A filed on October 19, 2007 and as further amended by our Form 10-K/A filed on April 11, 2008) to each stockholder. If you received only a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice will instruct you as to how you may vote your shares. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice.

The Notice was mailed to our stockholders of record on the record date on or about April 11, 2008.

What information is contained in this proxy statement?

This proxy statement lets our stockholders know when and where we will hold the Annual Meeting. Additionally, this proxy statement:

- Includes information regarding the matters that will be discussed and voted on at the Annual Meeting, and
- Provides information about the Company that our stockholders should consider in order to make an informed decision at the Annual Meeting.

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- Proposal 1: A proposal to elect directors to hold office for a one-year term or until their respective successors shall have been duly elected and qualified.
- Proposal 2: A proposal to approve the fiscal year 2008 performance-based incentive compensation for our executive officers.
- Proposal 3: A proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.
- Proposal 4: A stockholder proposal.

We also will consider any other business that properly comes before the Annual Meeting.

What shares can I vote at the Annual Meeting?

Our Board of Directors has fixed the close of business on March 28, 2008 as the record date for the Annual Meeting. Only holders of record of the outstanding shares of Class A common stock and Class B common stock at the close of business on the record date are entitled to vote at the Annual Meeting or any adjournments thereof.

A holder of shares of Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock standing in his or her name on our books on the record date on any matter properly presented to a vote of the stockholders at the Annual Meeting.

A holder of shares of Class B common stock is entitled to ten votes, in person or by proxy, for each share of Class B common stock standing in his name on our books on the record date on any matter properly presented to a vote of the stockholders at the Annual Meeting.

Our Chairman, Darwin Deason, has agreed to limit the voting power of certain of his Class A and Class B shares. See the discussion of Mr. Deason's voting rights under the section entitled "Deason Voting Agreement" beginning on page 18.

As of the close of business on the record date, we had outstanding 89,669,072 shares of Class A common stock, $0.01 par value per share, and 6,599,372 shares of Class B common stock, $0.01 par value per share.

What is the voting requirement to approve each of the proposals?

Proposal 1 (the proposal to elect directors) requires the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a plurality of the voting power, in person or by proxy. Stockholders may not cumulate their votes in the election of directors. Abstentions and broker nonvotes (shares held by brokers or nominees as to which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners of such shares or persons entitled to vote on the matter), if any, will have no effect on the election of directors.

Each of Proposal 2 (the proposal to approve the fiscal year 2008 performance-based incentive compensation for our executive officers), Proposal 3 (the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008) and Proposal 4 (the stockholder proposal) require the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting. Abstentions will have the same effect as a vote against Proposal 2, Proposal 3 and Proposal 4, and broker nonvotes will have no effect on such proposals.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Class A common stock and Class B common stock entitled to vote at the Annual Meeting or any adjournment thereof is necessary to constitute a quorum to transact business. Abstentions and broker nonvotes will be counted for the purpose of determining whether a quorum is present.

How do I vote?

Stockholders can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- By Telephone — Stockholders located in the United States can vote by telephone by calling (800) 690-6903 and following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card;
- By Internet — Stockholders can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card; or
- By Mail — If you received your proxy materials by mail, you can vote by mail by signing, dating and mailing the enclosed proxy card or voter instruction form.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (EDT) on May 21, 2008. Internet and telephone voting is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the Annual Meeting may vote in person, and any previously submitted votes will be superseded by the vote cast at the Annual Meeting.

Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies or voter instruction forms, and, if no such instructions are indicated thereon, will be voted "FOR" the nominees for election of directors named below, the approval of the fiscal year 2008 performance-based compensation for our executive officers, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008, and will be voted "AGAINST" the stockholder proposal. Abstentions and broker non-votes will have no effect on the election of directors. Abstentions will have the same effect as a vote against Proposal 2, Proposal 3 and Proposal 4 and broker nonvotes will have no effect on such proposals.

What if I want to change my vote?

You may revoke your proxy at any time before it is voted at the meeting. To do this, you must:

- enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;
- provide written notice of the revocation to our Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or
- attend the meeting and vote in person.

Who will pay for the cost of this solicitation?

The cost of preparing, assembling, printing and distributing this proxy statement and related materials and the cost of soliciting proxies related to the Annual Meeting will be borne by us. We will request banks and brokers to solicit their customers who are beneficial owners of shares of common stock listed of record in names of nominees, and will reimburse such banks and brokers for the reasonable out-of-pocket expenses for such solicitation.

Who will serve as inspector of elections?

A representative of Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications Services), the independent inspector of elections appointed for the meeting, will separately tabulate affirmative and negative votes, and abstentions. Voting results will be announced at the meeting and will be posted shortly after the meeting on our website at *www.acs-inc.com* under the caption "Investor Relations." Voting results will also be published in our Form 10-K for the fiscal year ended June 30, 2008. After the report is filed, you may obtain a copy by:

- visiting our website at *www.acs-inc.com*;
- contacting our Investor Relations department at 214-841-8281; or
- viewing our Form 10-K for the fiscal year ended June, 30, 2008 on the SEC's website at www.sec.gov, when filed.

PROPOSALS

PROPOSAL 1:

ELECTION OF DIRECTORS

The Board of Directors consists of seven directors. All directors must stand for election at the Annual Meeting and hold office for a one-year term and until their respective successors are elected and qualified.

Shares represented by proxies or voter instruction forms returned duly executed will be voted, unless otherwise specified, in favor of each of the nominees for the Board of Directors named below. You cannot vote for more than seven nominees. The nominees have indicated that they are able and willing to serve as directors. If any (or all) such persons should be unable to serve, the persons named in the proxy or voter instruction form will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select pursuant to the recommendation of the Nominating and Corporate Governance Committee of the Board. You may withhold authority to vote for all nominees or withhold authority to vote for any nominee by following the voting instructions provided.

Nominees for Election as Director

The following table lists the name and principal occupation of each nominee for director and the year in which each such person was first elected as a director.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board of Directors	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
Robert Druskin	Investor	2008
Kurt R. Krauss	Investor/Managing Member of Sachem Investments, LLC	2007
Ted B. Miller Jr.	Investor	2007
Paul E. Sullivan	Member, Frost Brown Todd, LLC	2008
Frank Varasano	Investor	2007

Business Experience of each Nominee

Set forth below is certain information with respect to each of the nominees for the office of director.

Darwin Deason, age 67, has served as our Chairman of the Board since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 53, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice

President and Group President — Commercial Solutions since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

Robert Druskin, age 60, has served as a director since March 2008. From December 2006 to December 2007, Mr. Druskin served as Chief Operating Officer of Citigroup and a member of its Office of the Chairman. He was also a member of the Citi Business Heads, Operating, and Management committees. From April 1996 to August 1997 he served as head of Asset Management and the Futures Division. In August 1997, he returned to the position of Chief Administrative Officer and in September 2000 he became Chief Operations and Technology Officer for Citigroup. From August 2002 through December 2003, he was the President and Chief Operating Officer of Citi Markets & Banking and from December 2003 to December 2006 served as Chief Executive Officer of that business. Prior to Citigroup, Mr. Druskin worked at Smith Barney, which he joined in 1991 as Chief Administrative Officer. Before joining Smith Barney, Mr. Druskin was the Chief Financial Officer of Shearson Lehman Brothers Inc. and Shearson Lehman Brothers Holdings Inc. and a member of its Executive Committee. Mr. Druskin is a member of the board of directors of E*Trade Financial Corporation. Mr. Druskin serves on the Rutgers Board of Trustees, the Board of Overseers for the Rutgers University Foundation. Additionally, he is a Trustee of the NYU Downtown Hospital, and is on the board of directors of the United Negro College Fund. Mr. Druskin received his B.A. from Rutgers University.

Kurt R. Krauss, age 58, has served as a director since November 2007. From 1978 to 1992, Mr. Krauss was a partner with Booz Allen Hamilton. He also served on the firm's Board of Directors. From 1992 to 1997, Mr. Krauss was Managing Partner of the Mead Point Group, a management consulting firm which he founded with offices in Greenwich, Connecticut, and London, England. From 1997 to 2000, he served as Chief Financial Officer of Burson-Marsteller, a leading global public relations and public affairs firm. Currently, Mr. Krauss is the Managing Member of Sachem Investments LLC, an investment company he founded in 2001. Mr. Krauss currently serves on the Board of Directors of Prescient Medical Inc., for which he is the Audit Committee Chairman, and he has served on the Boards of Directors of Zila, Inc., Loudeye Corporation and several other not-for-profit organizations. Mr. Krauss received a Master of Science in Industrial Administration from Carnegie-Mellon University and a Bachelor of Arts in Mathematics from Heidelberg College.

Ted B. Miller Jr., age 56, has served as a director since November 2007. From 1996 to 2001, Mr. Miller was the Chief Executive Officer of Crown Castle International Corp. (NYSE: CCI), a wireless communications company he founded in 1995 which grew from start up to a multi billion market capitalization. He was Chairman of the Crown Castle Board of Directors from 1999 to 2002. Prior to founding Crown Castle, Mr. Miller was involved in the commercial real estate development, management and brokerage business and various investments including the media business as an original licensee of Blockbuster Video. Mr. Miller is currently Managing Director of Imperium International LLC and President of 4M Investments LLC, both international private investment companies. He is currently the Chairman and majority shareholder of M7 Aerospace LP, an internationally diversified privately held aerospace service, manufacturing and technology company. He is also Vice Chairman and majority shareholder of Intercomp Technologies LLC, a privately held payroll outsourcing company with operations in Europe. Mr. Miller received a Juris Doctor from Louisiana State University and a Bachelor of Business Administration from the University of Texas.

Paul E. Sullivan, age 63, has served as a director since February 2008. Mr. Sullivan is a member of the law firm of Frost Brown Todd, LLC in Lexington, Kentucky. He has practiced law for over 35 years and has a substantial legal practice in complex corporate transactions and commercial litigation within the banking, manufacturing and minerals extraction industries. From 1975 to 1981, Mr. Sullivan practiced in his own law firm in Lexington, Kentucky, which he merged with Brown Todd & Heyburn, predecessor to Frost Brown Todd, in 1981. Prior to that time, Mr. Sullivan served as General Counsel to the Kentucky Department of Banking and Securities and as General Counsel to the Department of Labor for the State of Kentucky. Mr. Sullivan serves on the Board of Directors for the Central Bank and Trust Company (the largest Kentucky based bank). In addition to serving as a director, Mr. Sullivan has served on the Bank's audit, trust (chairman) and compensation committees. Mr. Sullivan also serves on the boards of Central Bancshares, Inc., the holding company for the Bank and Central Bank, FSB, an affiliate savings bank. Mr. Sullivan received both a Juris Doctor and a Bachelor of Arts from the University of Kentucky.

Frank Varasano, age 62, has served as a director since November 2007. From 1999 to 2001, Mr. Varasano served as Executive Vice President of Oracle Corporation. Prior to that, Mr. Varasano held several senior management positions during his 26-year tenure at Booz Allen Hamilton. As a Senior Vice President he led Booz Allen Hamilton's largest practice (Engineering and Manufacturing), largest office (New York) and largest regional profit center (United States). He also served on the firm's Board of Directors and Executive Committee. Currently, Mr. Varasano is Chief Executive Officer of a start-up company he founded. From 2005 to 2006, Mr. Varasano served as a director of Loudeye Corporation, serving on the Compensation Committee and the Special Committee that led the analysis and review of the sale of Loudeye to Nokia. Mr. Varasano holds a Masters in Business Administration from Harvard Business School and a Bachelor of Science Degree from the United States Naval Academy. He also served as an officer aboard the USS Patrick Henry, a nuclear submarine.

Except as set forth above, none of the nominees holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

Corporate Governance

Director Independence

On February 3, 2004, our Board of Directors restated our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the New York Stock Exchange ("NYSE") listing standards. The Board of Directors has made an affirmative determination that Messrs. Druskin, Krauss, Miller, Sullivan and Varasano are independent and have no material relationship with the Company. The Director Independence Standards, a copy of which is attached hereto as Appendix A, can be located on our web site at *www.acs-inc.com* under the "Investor Relations" and "Corporate Governance" captions.

Corporate Governance Guidelines

On August 10, 2005, our Board of Directors restated our Corporate Governance Guidelines. The Corporate Governance Guidelines provide for, among other things:

- submission of the auditors selected by our Audit Committee to stockholders for ratification annually;
- adoption of an auditor rotation policy;
- formation of a Nominating and Corporate Governance Committee comprised solely of independent directors;
- the implementation of stock ownership guidelines for both directors and executive officers;
- a prohibition on stock option re-pricing;
- formalization of the ability of independent directors and committees of the Board of Directors to retain outside advisors;
- formation of a Compensation Committee comprised solely of independent directors;
- performance of a periodic formal Board evaluation; and
- limitation of four additional company boards on which a director may serve.

Our Corporate Governance Guidelines are available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Board of Directors Committees and Meetings

During fiscal year 2007, we had four standing committees of the Board of Directors, including the Audit Committee, the Compensation Committee, the Special Transaction Committee and the Nominating and Corporate Governance Committee. The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions.

Audit Committee

Until January 24, 2007 our Audit Committee consisted of four independent directors (Messrs. Frank A. Rossi (Chairman), Joseph P. O'Neill, J. Livingston Kosberg and Dennis McCuistion). On January 24, 2007, Robert B. Holland, III was elected as a director and our Audit Committee was reconstituted to consist of three members (Messrs. Rossi (Chairman), McCuistion and Holland). On November 21, 2007, Messrs. Rossi, O'Neill, Kosberg, McCuistion and Holland resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Richard W. Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Krauss (Chairman), Miller and Spears to the Audit Committee. On January 5, 2008, Mr. Spears passed away. On February 23, 2008, Mr. Sullivan was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Sullivan. On March 19, 2008, Mr. Druskin was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Druskin. All of the aforementioned Audit Committee members are independent as defined in the current NYSE listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 407(d) of Regulation S-K promulgated by the SEC, the Board of Directors determined that Mr. Krauss (i) possessed those attributes, which were gained through his experience as summarized on page 5 of Proposal 1 (the proposal to elect directors) and he was designated as the Audit Committee Financial Expert and (ii) is "independent" as that term is defined in the NYSE listing standards.

The Audit Committee of the Board of Directors is responsible for:

- monitoring the integrity of our consolidated financial statements;
- discussing with management and our independent registered public accounting firm our annual audited financial statements, quarterly financial statements and reported earnings prior to the release thereof to the public;
- monitoring our auditing, accounting and financial reporting processes;
- monitoring our system of internal controls and the independence and performance of our internal auditors; and
- appointing and monitoring our independent registered public accounting firm.

The Audit Committee operates under a written charter that was restated by the Board of Directors on May 25, 2006, and is available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Compensation Committee

Until January 24, 2007 the Compensation Committee consisted of two independent directors (Messrs. Kosberg and O'Neill). On January 24, 2007, Mr. Holland was elected as a director and our Compensation Committee was reconstituted to consist of three members (Messrs. Kosberg (Chairman), O'Neill and Holland). On November 21, 2007, Messrs. Rossi, O'Neill, Kosberg, McCuistion and Holland resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. All of the aforementioned Compensation Committee members are independent as defined in the current New York Stock Exchange listing standards. The Compensation Committee is responsible for:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);
- compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and
- the grant of all awards under the stock option plans (other than those to independent directors).

A copy of the restated Compensation Committee Charter approved by the Board of Directors on February 3, 2004 is attached hereto as Appendix B and is available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Nominating and Corporate Governance Committee

Until November 21, 2007 the Nominating and Corporate Governance Committee consisted of two independent directors (Messrs. McCuistion and O'Neill). Mr. McCuistion served as the Chairman of the Nominating and Corporate Governance Committee throughout fiscal year 2007. On November 21, 2007, Messrs. Rossi, O'Neill, Kosberg, McCuistion and Holland resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Mr. Spears (Chairman) and Mr. Varasano to the Nominating and Corporate Governance Committee. On January 5, 2008, Mr. Spears passed away. On February 7, the Board of Directors reconstituted the Nominating and Corporate Governance Committee to consist of Messrs. Varasano (Chairman), Krauss and Miller. On February 23, 2008, Mr. Sullivan was appointed as a director and our Nominating and Corporate Governance Committee was reconstituted to consist of Mr. Sullivan (Chairman) and Mr. Varasano. On March 19, 2008, Mr. Druskin was appointed as a director and our Nominating and Corporate Governance Committee was reconstituted to consist of Messrs. Druskin (Chairman), Krauss and Varasano. All of the aforementioned Nominating and Corporate Governance Committee members are independent as defined in the current New York Stock Exchange listing standards. The Nominating and Corporate Governance Committee is responsible for considering, evaluating and recommending to the Board of Directors the slate of director nominees. On September 11, 2003, our Board of Directors approved the Nominating and Corporate Governance Committee Charter, a copy of which is attached hereto as Appendix C and is available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Nominating and Corporate Governance Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

For fiscal year 2008, the Nominating and Corporate Governance Committee considered our current directors and other candidates to fill the slate of nominees for election to the Board of Directors. Based on an evaluation of the background, skills and areas of expertise represented by the various candidates against the qualifications for directors set forth in our Corporate Governance Guidelines and our current requirements, the Nominating and Corporate Governance Committee determined that our current directors possess the appropriate skill level, expertise and qualifications and recommended that Messrs. Deason, Blodgett, Druskin, Krauss, Miller, Sullivan and Varasano be re-elected to the Board of Directors.

- *Director Qualifications.* The Nominating and Corporate Governance Committee establishes the qualifications for directors and reviews them annually with the Board of Directors. The Nominating and Corporate Governance Committee seeks director candidates with the ability to make a significant contribution to the Board of Directors and the stockholders based on their background, skill and expertise. To be recommended by the Nominating and Corporate Governance Committee, a director nominee should also possess the qualifications set forth in the Corporate Governance Guidelines, including integrity, wisdom, judgment, policy-making experience, complementary areas of expertise, and sufficient time to devote to applicable Board and committee activities.

- *Identification and Evaluation of Director Candidates.* The Nominating and Corporate Governance Committee identifies, screens and recommends a qualified slate of nominees to the Board of Directors for election each fiscal year based on the qualifications set forth above and the need to fill vacancies or expand the size of the Board of Directors. The Nominating and Corporate Governance Committee generally identifies director nominees through the personal, business and organizational contacts of existing directors and management. However, the Nominating and Corporate Governance Committee may use a variety of sources to identify director nominees, including third-party search firms and stockholder recommendations. Candidates recommended by our stockholders are generally evaluated in the same manner as candidates from other sources. However, the Nominating and Corporate Governance Committee will seek additional information concerning the relationship between the stockholder and the stockholder candidate to assess whether such nominee has the ability to represent the interests of a broad range of stockholders.

- *Stockholder Recommendations of Director Nominees.* Any of our stockholders entitled to vote for the election of directors may recommend for nomination one or more persons for election to our Board of Directors. Pursuant to Section 7 of our Corporate Governance Guidelines and Section 8(c) of our Bylaws, to be considered by the Nominating and Corporate Governance Committee, recommended stockholder nominees for election to the Board of Directors must be received not more than 150 calendar days nor less than 120 calendar days prior to the date our proxy statement was released to stockholders for our previous annual meeting, unless our annual meeting date has moved by more than 30 days from the first year anniversary of the previous year's annual meeting, in which case the Board of Directors shall provide a reasonable time for stockholders to provide their nominees for election. For information regarding the deadline for submission of stockholder nominees for director in connection with our 2008 Annual Meeting of Stockholders, please see the section entitled "STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING" beginning on page 50.

Recommendations for nominees should be submitted to the Nominating and Corporate Governance Committee by following our method for stockholders to communicate with our Board of Directors which is published on our web site at *http://www.acs-inc.com* under the Investor Relations and Corporate Governance captions. Written recommendations should be submitted to ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 4, 3rd Floor, Dallas, Texas 75204 or by e-mail to *director@acs-inc.com*. Recommendations must include (i) the nominee's name, (ii) the nominee's resume or curriculum vitae, (iii) a summary demonstrating how the nominee meets the qualifications set forth in Section 8 of our Corporate Governance Guidelines, and (iv) the submitting stockholder's name, number of shares held and a description of any arrangement or understanding between such stockholder and the proposed nominee.

Special Transaction Committee

The Special Transaction Committee, which was formed in August 1997 and on which Mr. Deason serves, has the responsibility of considering, evaluating, and approving the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, our Class A common stock, or other consideration with a dollar value of up to $100,000,000. The Special Transaction Committee has delegated to the Chief Executive Officer the authority to consider, evaluate, and approve the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash or other consideration with a dollar value of up to $50,000,000.

Fiscal Year 2007 Meetings

During the fiscal year ended June 30, 2007, there were twelve (12) meetings of our full Board of Directors, three (3) Board meetings in which certain members of management did not attend or recused themselves and one (1) meeting held solely by the independent directors. During the fiscal year, there were twelve (12) meetings held by the Audit Committee and three (3) executive sessions of the Audit Committee to meet with our independent registered public accounting firm, the vice president of internal audit and other outside consultants, eight

(8) meetings held by the Compensation Committee, five (5) meetings held by the Nominating and Corporate Governance Committee and no meetings held by the Special Transaction Committee. Each incumbent director attended at least 75% of the meetings of the Board and the Board committees of which they were members during their respective tenures.

Executive Sessions and Lead Independent Director

In compliance with the requirements of the New York Stock Exchange, our Corporate Governance Guidelines require the non-management directors to meet at least twice annually in regularly scheduled executive sessions. Mr. Varasano, as Lead Independent Director, presides over non-management director executive sessions. Mr. O'Neill served as Lead Independent Director during fiscal year 2007 and through November 21, 2007. Three (3) executive sessions were held in fiscal year 2007. However, during fiscal year 2007 the independent directors met on a number of other occasions as the "Special Committee" to consider alternatives to enhance stockholder value and as the "Ad Hoc Committee" in connection with matters related to the internal investigation that was conducted by independent counsel concerning stock option matters.

Attendance at Annual Meeting

It is our policy that all nominees for election or re-election to our Board of Directors at an annual meeting attend the annual meeting. All of the nominees for election to the Board of Directors for fiscal year 2007 attended the 2006 Annual Meeting of Stockholders.

Stockholder Communications

Stockholders may communicate with any member of the Board of Directors, including in their capacities as members of committees of the Board of Directors, or in the alternative, with the non-management directors as a group by submitting an e-mail to director@acs-inc.com or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 4, 3rd Floor, Dallas, Texas 75204. Stockholders may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (800) 443-1946.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial and accounting officers, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Both of these codes are posted on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance." Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

PROPOSAL 2:

APPROVAL OF FISCAL YEAR 2008 PERFORMANCE-BASED INCENTIVE COMPENSATION FOR OUR EXECUTIVE OFFICERS

The Code limits our tax deduction for expense in connection with compensation of our chief executive officer and our three most highly-compensated executive officers (other than our chief executive officer and our chief financial officer) for any fiscal year to the extent that the remuneration of such person exceeds $1 million during such fiscal year, excluding remuneration that qualifies as "performance-based compensation." Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer.

At the Annual Meeting, the stockholders will be asked to approve the terms relating to incentive compensation to be paid to our executive officers for fiscal year 2008. Executive officer compensation for fiscal year 2008, for each of our executive officers, will consist of a base salary, bonus compensation under our fiscal year 2008 performance-based incentive compensation plan and awards under our 2007 Equity Incentive Plan and will be based on criteria that are similar to the criteria used in fiscal year 2007 (as described in the section entitled "FY07 Bonus Plan" beginning on page 24). There are approximately seven hundred fifty (750) of our officers and other senior management personnel who will participate in the fiscal year 2008 performance-based incentive compensation plan, including all of our executive officers. See "Compensation Discussion & Analysis" beginning on page 22. Pursuant to our plan, our executive officers will be eligible to receive up to a certain percentage of their base salaries, as set forth in the table below, upon achievement of bonus performance goals, which (i) for a Consolidated ACS component include our achievement of pre-established growth performance goals in the following targeted financial measures: revenue growth, growth in earnings before interest and taxes and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), less such unusual items such as gain or loss on divestiture plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)); and (ii) for an ACS Corporate component include our achievement of pre-established growth performance goals in the following targeted financial measures: revenue growth, growth in earnings before interest and taxes, growth in earnings per share and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). The bonus performance goals have been pre-established by the Compensation Committee and approved by the Board of Directors for each of the executive officers. We believe that the incentive-related provisions provide performance incentives that are and will be beneficial to our stockholders.

Since the amounts payable under the performance-based incentive compensation plan are dependent on our financial performance, the actual amounts are not currently determinable. However, the following table sets forth information regarding the maximum incentive compensation that may be earned by the executive officers under the fiscal year 2008 performance-based incentive compensation plan assuming no change in their base salaries for fiscal year 2008.

Name and Position	Maximum Incentive Compensation as Percentage of Base Salary	Maximum Incentive Compensation
Darwin Deason Chairman of the Board	250%	$2,310,395
Lynn Blodgett President and Chief Executive Officer	200%	$1,500,000
Tom Burlin Executive Vice President and Chief Operating Officer	150%	$ 750,000
Kevin Kyser Executive Vice President and Chief Financial Officer	150%	$ 495,000
John Rexford Executive Vice President, Corporate Development	150%	$ 750,000
Ann Vezina Executive Vice President and Group President — Commercial Solutions Group	150%	$ 750,000
Tom Blodgett Executive Vice President and Group President — Business Process Solutions	150%	$ 637,500
Lora Villarreal Executive Vice President and Chief People Officer	150%	$ 330,750
Tas Panos Executive Vice President, Corporate Secretary and General Counsel	150%	$ 450,000
All Eligible Executive Officers (9 persons)	—	$7,973,645

The affirmative vote of the holders of our Class A common stock and Class B common stock, voting together as a single class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the performance-based incentive compensation for our executive officers.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE FISCAL YEAR 2008 PERFORMANCE-BASED INCENTIVE COMPENSATION PLAN FOR OUR EXECUTIVE OFFICERS.

PROPOSAL 3:

RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008

PricewaterhouseCoopers LLP has been selected by the Audit Committee as our independent registered public accounting firm for fiscal year 2008, subject to ratification by the stockholders. PricewaterhouseCoopers LLP was also our independent registered public accounting firm for fiscal year 2007. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the appointment of PricewaterhouseCoopers LLP as our registered independent public accounting firm as a matter of good corporate governance even though ratification is not required by our Bylaws. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during fiscal year 2008 if it is determined that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of shares of our Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to ratify the appointment of PricewaterhouseCoopers LLP.

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2007	2006
Audit Fees	$5,142	$3,741
Audit-Related Fees	136	412
Tax Fees	93	87
All Other Fees	53	93
Total Fees	$5,424	$4,333

Audit Fees includes fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Audit Fees also include fees (i) for the audit of internal controls over financial reporting and management's evaluation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) related to our internal investigation into our stock option grant practices. Audit-Related Fees include fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees include fees for tax consulting and tax compliance and preparation work. All Other Fees include fees for research tools.

All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in our current Audit Committee Charter. The Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2007 and 2006 fees presented above pursuant to its pre-approval policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008.

PROPOSAL 4:

STOCKHOLDER PROPOSAL: POLICY ON STOCKHOLDER ADVISORY VOTE TO RATIFY NAMED EXECUTIVE OFFICER COMPENSATION AT FUTURE ANNUAL MEETINGS

Mr. Gerald W. McEntee on behalf of the American Federation of State, County and Municipal Employees ("AFSCME" or "proponent") located at 1625 L. Street N.W., Washington, D.C. 20036, owner of at least $2,000 of our Class A common stock for more than one year, has informed us that a representative of such stockholder intends to present a proposed resolution at the Annual Meeting. The text of the proposed resolution and the supporting statement of AFSCME are printed below verbatim from its submission.

RESOLVED, that stockholders of Affiliated Computer Services ("ACS") request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs') set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT OF AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES

In our view, senior executive compensation at ACS has not always been structured in ways that best serve stockholders' interests. For example, in 2007 chairman Darwin Deason received $159,618 in all other compensation, including $102,110 for non-business use of corporate aircraft. Additionally, Deason is provided with a security program, which cost $423,011 for 2007 but is not listed as other annual compensation.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation. A recent study of executive compensation in the U.K. before and after the adoption of the shareholder advisory vote there found that CEO cash and total compensation became more sensitive to negative operating performance after the vote's adoption. (Sudhakar Balachandran et al., "Solving the Executive Compensation Problem through Shareholder Votes? Evidence from the U.K." (Oct. 2007).)

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge ACS's board to allow stockholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide ACS with useful information about stockholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between stockholders and the board.

We urge stockholders to vote for this proposal.

THE POSITION OF THE BOARD OF DIRECTORS WITH RESPECT TO PROPOSAL 4:

The proponent requests that ACS adopt a practice of submitting the compensation of our named executive officers to our stockholders for a non-binding advisory vote on an annual basis. After careful consideration, the Board of Directors (the "Board") does not believe that the adoption of this proposal is in the best interests of our stockholders and recommends that our stockholders vote AGAINST the proposal.

Our executive compensation philosophy is based on the idea that total executive compensation should vary based on the achievement of defined financial and non-financial goals and objectives, both individual and corporate. Our Compensation Committee, which is composed entirely of independent directors who have no direct interest in the compensation awarded, oversees our executive compensation. In fulfilling this obligation, the Compensation Committee considers a wide range of factors, including corporate and individual performance, strategic goals, economic and industry conditions and competitive market data from companies in the business process and information technology outsourcing industry, as well as companies of similar size and complexity. The Board believes that the Compensation Committee is in the best position to make executive compensation decisions and should have flexibility in making appropriate executive compensation decisions that will attract and retain the necessary executive talent. For more information regarding our compensation philosophy and process with regards to our executive officers, please see the section entitled "Compensation Discussion & Analysis" beginning on page 22.

In addition, ACS believes its stockholders already have meaningful methods to communicate their views on executive compensation to the Board. Our stockholders are currently able to influence executive compensation not only through the election of directors, but also through stockholder approval of performance-based incentive compensation for our executive officers and approval of our equity incentive plans. These incentive plans outline the aggregate level of awards that can be granted, the specific provisions under which awards can be made, and the performance metrics that must be achieved. Further, as described in the section entitled "Stockholder Communications" beginning on page 10, our stockholders have various means to directly communicate with the Board and the Compensation Committee. By communicating directly with the Board or the Compensation Committee through these channels, our stockholders can provide us with specific feedback regarding our executive compensation philosophy and decisions. We believe that this direct communication is a much more effective and accurate method of expressing concerns than an annual "for" or "against" advisory vote, which does not communicate a stockholder's specific views on the type or amount of compensation being offered, or any suggested improvements a stockholder may have.

The proponent argues for adoption of the advisory vote based on its purported successes in the United Kingdom. However, the situation in the United Kingdom is different than in the United States. The advisory vote process in the United Kingdom is mandated by law, and therefore applies to all public companies in that jurisdiction. In the U.S. there are no such legal requirements. If ACS adopted an advisory vote on executive compensation, there is no assurance that other companies, including its competitors, would follow. This could put ACS at a competitive disadvantage in recruiting and retaining key executive talent by giving the impression that compensation opportunities at ACS are more restrictive than at its competitors.

Any change requiring stockholders to vote in an advisory capacity on executive compensation should be done within a legal and regulatory framework that is developed after full analysis of the public policy and economic issues involved, and should be implemented on a uniform basis for all public companies, as in the United Kingdom. A uniform legal and regulatory framework would reduce the chance that any company would be at a competitive disadvantage. The development of such a legal and regulatory framework would provide an opportunity to deal with important issues, including the international competitive impact of adopting an advisory vote requirement, whether the advisory vote process would work in the U.S. where shareholding is more dispersed than in other countries and the practical and legal issues around discussing compensation decisions with stockholders in advance of annual meetings.

The Board and the Compensation Committee are aware of our stockholders' interest in our executive compensation practices, and we exercise care and discipline in determining and disclosing executive compensation. However, given the inequities and uncertainties that could arise from implementation of an advisory vote on a company by company basis that follows a model designed for the United Kingdom where the law is applied uniformly and the ownership structure of companies differs from that in the U.S. and because the concerns raised by this proposal are already addressed by our existing compensation philosophy and because ACS has provided other meaningful ways for stockholders to communicate their views on executive compensation to the Board, the Board believes adopting the proposal would be premature, is unnecessary and is not in the best interests of ACS's stockholders.

BASED ON THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2008, the record date, certain information with respect to the shares of Class A common stock and Class B common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and Named Executive Officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially(1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
Pzena Investment Mgmt.(2) 120 West 45th Street, 20th Floor New York, NY 10036	8,969,292	10.00%	—	—	9.32%	5.76%
Oppenheimer Funds(3) 6803 South Tucson Way Centennial, CO 80112-	7,885,468	8.79%	—	—	8.19%	5.07%
FMR Corp.(4) 82 Devonshire Street Boston, MA 02109	5,033,176	5.61%	—	—	5.23%	3.23%
SECURITY OWNERSHIP OF MANAGEMENT						
Darwin Deason(5)	2,739,864	3.03%	6,599,372	100%	9.63%	43.94%
Lynn Blodgett(6)	467,300	*	—	—	*	*
John Rexford(7)	220,428	*	—	—	*	*
Tom Burlin(8)	61,100	*	—	—	*	*
Ann Vezina(9)	51,310	*	—	—	*	*
Robert Druskin	0	—	—	—	—	—
Kurt R. Krauss(10)	2,500	*	—	—	*	*
Ted B. Miller Jr.	10,000	*	—	—	*	*
Frank Varasano(11)	4,400	*	—	—	*	*
Paul E. Sullivan	0	—	—	—	—	—
All Current Executive Officers and Directors as a Group (15 persons)(12)	3,735,598	4.09%	6,599,372	100%	10.55%	44.31%
Named Executive Officers who have resigned during fiscal year 2007						
Mark A. King(13)	225,000	*	—	—	*	*
Warren D. Edwards(14)	124,874	*	—	—	*	*
Directors who have resigned since July 1, 2007						
Frank A. Rossi(15)	72,000	*	—	—	*	*
Joseph P. O'Neill(16)	109,620	*	—	—	*	*
J. Livingston Kosberg(17)	27,000	*	—	—	*	*
Dennis McCuistion(18)	22,595	*	—	—	*	*
Robert B. Holland, III	0	—	—	—	—	—
Richard W. Spears	0	—	—	—	—	—
All Current and Former Executive Officers and Directors as a Group (24 persons)(19)	4,366,687	4.75%	6,599,372	100%	11.13%	44.56%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (ten votes per share) are aggregated. As of March 28, 2008, there were 89,669,072 shares of Class A common stock and 6,599,372 shares of Class B common stock issued and outstanding.

(2) Based on filings by the stockholder with the Securities and Exchange Commission dated February 29, 2008. Such stockholder has indicated that it has sole voting power with respect to 6,929,779 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(3) Based on filings by the stockholder with the Securities and Exchange Commission dated February 4, 2008. Such stockholder has indicated that it has sole voting power with respect to no shares and shared voting power with respect to the remaining shares and shared investment power with respect to all shares.

(4) Based on filings by the stockholder with the Securities and Exchange Commission dated February 14, 2008. Such stockholder has indicated that it has sole voting power with respect to 392,569 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(5) The shares of our Class A common stock noted in the table include 750,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within 60 days of March 28, 2008; and 6,970 shares owned by Mr. Deason through the ACS Employee Stock Purchase Plan. See discussion of Mr. Deason's voting rights in the section entitled "Deason Voting Agreement" beginning on page 18.

(6) Includes 463,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008.

(7) Includes 210,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008; 2,100 shares of Class A common stock owned through the ACS 401(k) Plan; 5,828 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan; and 2,500 shares of Class A common stock owned through an individual retirement account.

(8) Includes 60,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008.

(9) Includes 49,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008; 41 shares of Class A common stock owned through the ACS 401(k) Plan; and 1,269 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan.

(10) Includes 2,500 shares of Class A common stock owned through an individual retirement account.

(11) Includes 2,200 shares of Class A common stock owned through an individual retirement account.

(12) Includes 1,698,900 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008; 3,452 shares of Class A common stock owned through the ACS 401(k) plan; 14,852 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan; and 7,400 shares of Class A common stock owned through individual retirement accounts.

(13) Includes 225,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(14) Includes 120,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(15) Includes 22,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008.

(16) Includes 82,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008.

(17) Includes 22,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008.

(18) Includes 22,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008; and 595 shares of Class A common stock owned through the McCuistion & Associates profit sharing plan.

(19) Includes 2,241,900 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 28, 2008; 3,452 shares of Class A common stock owned through the ACS 401(k) plan; 14,852 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan; and 7,400 shares of Class A common stock owned through individual retirement accounts.

Deason Voting Agreement

During fiscal year 2006 the Board of Directors authorized a modified "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 55.5 million shares of our Class A common stock. That Tender Offer was completed in March 2006 and 7.4 million shares of Class A common stock were purchased in the Tender Offer. In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer.

On December 7, 2007, the Board of the Directors approved an amendment of the Voting Agreement, to provide that Mr. Deason's voting power with respect to 1,989,864 shares of Class A common stock and 6,599,372 shares of Class B common stock held by him as of December 7, 2007, will not exceed 45% as a result of share repurchases by the Company pursuant to the Company's share repurchase program. Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.1 to our Current Report on Form 8-K filed December 10, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock held by such persons within a specified period of time. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms for fiscal year 2007 were filed on time except that Lynn Blodgett, our President and Chief Executive Officer, filed a Form 4 on October 25, 2006 with respect to the sale of 10,000 shares on November 7, 2002 and a transfer by gift of 2,000 shares on September 5, 2000.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS

Other than Messrs. Deason and Blodgett, who are standing for election to the Board of Directors and whose business experience is summarized in this proxy statement under Proposal 1 beginning on page 4, the following is a summary of the business experience of our executive officers:

John H. Rexford, age 51, has served as Executive Vice President, Corporate Development since September 2007. Mr. Rexford served as a director from November 2006 to November 2007. From November 2006 to September 2007 he served as Executive Vice President and Chief Financial Officer and served as Executive Vice President Corporate Development from March 2001 to November 2006. Prior to that date Mr. Rexford served as a Senior Vice President in our mergers and acquisitions area from November 1996 until March 2001. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Tom Burlin, age 50, has served as Chief Operating Officer since May 2007. Prior to that date, Mr. Burlin served as Chief Operating Officer — Government Solutions Group from December 2006 to May 2007, and as

Executive Vice President and Group President — Government Solutions Group from June 2005 to December 2006. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — U.S. Federal and Global Government.

Tom Blodgett, age 54, has served as Executive Vice President and Group President — Business Process Solutions since May 2007. Prior to that time, Mr. Blodgett served as President and Managing Director of our Business Process Solutions Group from July 1998 to May 2007 and as Vice President of Operations in Sandy, Utah from 1992 to July 1998. Mr. Blodgett was previously with the sales and marketing team of Siemens Nixdorf Information Systems.

Ann Vezina, age 45, has served as Executive Vice President and Group President — Commercial Solutions Group since May 2007. Prior to that date, Ms. Vezina served as Chief Operating Officer — Commercial Solutions Group from December 2006 to May 2007, as Executive Vice President and Group President — Commercial Solutions Group from March 2006 to December 2006, and as Managing Director, Business Process Solutions from May 2003 to March 2006. From July 1985 until May 2003, Ms. Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

Kevin Kyser, age 40, has served as Executive Vice President, Chief Financial Officer since September 2007. Prior to that time Mr. Kyser served in the following capacities — Executive Vice President, Finance and Accounting from March 2007 to September 2007, as Senior Vice President, Chief Financial Officer — Commercial Group from April 2006 to March 2007, as Senior Vice President, Investor Relations from October 2001 to April 2006 and as Vice President, Corporate Controller from April 1997 to October 2001. In addition to six years of experience in the oilfield services industry, Mr. Kyser served for approximately three years on the audit staff of KPMG LLP.

Lora J. Villarreal, Ph.D., age 64, has served as Executive Vice President and Chief People Officer since May 2007. Prior to that date, Ms. Villarreal served as Senior Vice President and Chief People Officer from May 1998 to May 2007. Ms. Villarreal has served in several capacities in her more than 20 years of experience in human resources, including as Vice President at Transamerica Real Estate Information Companies and First Data Resources, Inc.

Tas Panos, age 52, has served as Executive Vice President, Corporate Secretary and General Counsel since January 2008. From May 2002 until January 2008, Mr. Panos served in various managing capacities within our legal department, most recently as Senior Vice President and Deputy General Counsel. From June 1985 to May 2002, Mr. Panos was in private law practice.

DIRECTOR COMPENSATION

Director's Compensation

The following table shows compensation information for our non-employee directors for fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Frank A. Rossi	217,000	—	114,058	—	—	—	331,058
Joseph P. O'Neill	113,500	—	123,010	—	—	—	236,510
J. Livingston Kosberg	201,000	—	105,009	—	—	—	306,009
Dennis McCuistion	107,000	—	105,009	—	—	—	212,009
Robert B. Holland, III	163,500	—	44,935	—	—	—	208,435

(1) This column reports the amount of cash compensation paid in fiscal year 2007 for Board and Committee service. This column includes fees paid to our non-employee directors for attending Board and Committee

meetings (in person or telephonically), service as lead independent director, service as chair of one of the Committees of the Board, annual retainer, participation in the Special Committee overseeing the internal investigation of our stock option grant practices and participation in the Special Committee evaluating the Company's strategic alternatives. The following table shows fees paid to each director as they relate to such categories:

Director	Board Meeting Fees ($)	Committee Meeting Fees ($)	Lead Independent Director Fees ($)	Committee Chairmanship Fees($)	Annual Retainer Fees ($)	Fees Related to Special Committee-Stock Option Investigation ($)	Fees Related to Special Committee-Strategic Alternatives ($)	Total ($)
Frank A. Rossi	22,000	15,000	—	15,000	45,000	20,000	100,000(b)	217,000
Joseph P. O'Neill	22,000	9,000	17,500(a)	—	45,000	20,000	—	113,500
J. Livingston Kosberg ..	22,000	9,000	—	5,000	45,000	20,000	100,000(b)	201,000
Dennis McCuistion	22,000	15,000	—	5,000	45,000	20,000	—	107,000
Robert B. Holland, III ..	9,000	7,000	—	—	22,500	—	125,000(b)	163,500

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008. The Company inadvertently made a payment to Mr. O'Neill in May 2007 for services based on the fiscal year 2008 lead independent director fee rate, resulting in an additional $2,500 paid to Mr. O'Neill. This $2,500 additional compensation amount was adjusted during fiscal year 2008, through a deduction from amounts payable to Mr. O'Neill in fiscal year 2008.

(b) At the call of the non-management directors, the Board of Directors held a special meeting on April 26, 2007 with only the five non-management directors attending. During that meeting the Board (i) approved fees for the two non-management directors, who were not members of the Special Committee of $2,500 per meeting, where the purpose of such meeting is to discuss strategic alternatives and whether such meeting is in person or telephonic, and (ii) appointed a Fee Engagement Committee, which was comprised of the two non-management directors who were not members of the Special Committee. The Fee Engagement Committee was authorized by the Board to set fees to be paid to the three members of the Special Committee. The Fee Engagement Committee met immediately after the Board meeting and set fees for the three members of the Special Committee. The amounts reflected are payments made in May 2007 to the three members of the Special Committee in accordance with the action taken by the Fee Engagement Committee. No per meeting fees were paid in fiscal year 2007 to the two non-management directors who were not members of the Special Committee.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Sholes option-pricing model in accordance with SFAS 123(R). On November 21, 2007, Messrs. Rossi, O'Neill, Kosberg, McCuistion and Holland resigned from the Board of Directors, and any unvested options held by them as of that date were terminated. As of March 28, 2008, these former directors had the following outstanding option awards: Mr. Rossi (22,000), Mr. O'Neill (82,000), Mr. Kosberg (22,000), Mr. McCuistion (22,000) and Mr. Holland (None).

The following directors had the following outstanding option awards at the end of fiscal year 2007 (June 30, 2007):

Director	Option Number	Original Option Grant Date	Original Number of Shares Granted	Original Grant Date Fair Value ($)
Frank A. Rossi	1757	8/11/03	20,000(a)	309,068
	1897	7/30/04	5,000(a)	89,443
	2861	9/13/05	7,500(a)	96,446
Joseph P. O'Neill	852	7/3/01	60,000(b)	855,998
	1754	8/11/03	20,000(a)	309,068
	1896	7/30/04	5,000(a)	89,443
	2854	9/13/05	7,500(a)	96,446
J. Livingston Kosberg	1767	10/28/03	20,000(c)	334,753
	1894	7/30/04	5,000(c)	89,443
	2844	9/13/05	7,500(a)	96,446
Dennis McCuistion	1766	10/28/03	20,000(c)	334,753
	1895	7/30/04	5,000(c)	89,443
	2851	9/13/05	7,500(a)	96,446
Robert B. Holland, III	3473	1/24/07	40,000(c)	521,498

(a) These options when granted were subject to vesting and become exercisable as follows: on each anniversary date of the grant, commencing with the first such anniversary date and continuing on each such anniversary thereafter through and including the fifth anniversary of the date of the grant, 20% of such options shall vest and become exercisable. Any unvested options held on November 21, 2007 were terminated.

(b) This option was fully vested and exercisable as of June 30, 2007.

(c) These options when granted were subject to vesting and become exercisable as follows: on the third anniversary date of the grant, 60% of such options will vest and become exercisable; and on each of the fourth and fifth anniversary dates of the grant, 20% of such options will vest and become exercisable. Any unvested options held on November 21, 2007 were terminated.

Directors who are employees of ACS receive no compensation for their services as a director. Our compensation program for non-employee directors is designed to attract and retain qualified directors by offering compensation that is competitive with other companies and recognizes the time, expertise and accountability required by Board service. The Board of Directors must approve any changes to the director compensation program.

In fiscal year 2007, our non-management directors were eligible to receive the following compensation for their services:

Fiscal Year 2007

• Independent Director Annual Retainer	$	45,000
• Lead Independent Director Annual Retainer	$	15,000(a)
• Audit Committee Chair Annual Retainer	$	15,000
• Nominating and Corporate Governance Committee Chair Annual Retainer	$	5,000
• Compensation Committee Chair Annual Retainer	$	5,000
• Board Meeting (in person)	$	2,000
• Board Meeting (telephonic)	$	1,000
• Audit Committee Meeting (in person)	$	2,000
• Audit Committee Meeting (telephonic)	$	1,000
• Annual Stock Option Grant		7,500 shares
• Initial Stock Option Grant		40,000 shares(b)

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008.

(b) Effective December 7, 2007 the initial stock option grant to newly appointed directors was increased to 50,000 shares of our Class A Common stock.

Pursuant to our Executive Benefit Plan, as amended, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

Stock Ownership Guidelines

For information regarding the Company's guidelines for stock ownership by its directors and executive officers, see the section entitled "Stock Ownership Guidelines" beginning on page 10.

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our general compensation philosophy is that total compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. The Company's compensation structure centers around a "pay for performance" philosophy. Base salaries for our managers are generally maintained at a level below the market median, but managers have the opportunity to receive bonuses if their individual performance and the performance of their business unit meet certain goals, which if full bonuses are earned, results in their total compensation exceeding the market median. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and the proportionate amount of bonus compensation increasing as the employee's level of responsibility increases. Each executive officer's bonus is based on our achievement of defined financial goals and objectives, based only on consolidated corporate results. Our named executive officers for fiscal year 2007 were Darwin Deason, Chairman of the Board; Lynn Blodgett, President and Chief Executive Officer; Tom Burlin, Executive Vice President and Chief Operating Officer; Ann Vezina, Executive Vice President and Group President — Commercial Solutions Group; and John Rexford, Executive Vice President, Corporate Development. Mr. Rexford served as our Executive Vice President and Chief Financial Officer from November 2006 to September 2007. Our named executive officers for fiscal year 2007 also included our former President and Chief Executive Officer, Mark King, and our former Executive Vice President and Chief Financial Officer, Warren Edwards.

Our executive compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various New York Stock Exchange, SEC and Internal Revenue Code rules. The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote fair treatment of all employees; and
- to encourage equity ownership by our executives.

Comparative Review

Our executive compensation program is intended to provide our named executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. During fiscal year 2007, the employment agreement of our Chairman, Mr. Deason, provided him with the right to recommend to the Compensation Committee, or as applicable, to the Special Compensation Committee of the Board of Directors, salary, bonus, stock option and other compensation matters for our Chief Executive Officer, President, Chief Financial Officer, Executive Vice Presidents, General Counsel, Secretary and Treasurer. In December 2007, the employment agreement was amended in order to remove certain exclusive governance rights previously held by

Mr. Deason, including his rights to appoint certain officers and recommend directors for election or removal from the Board of Directors, and the agreement now provides that the Compensation Committee shall consult with Mr. Deason in determining the compensation policies of the Company and the compensation of the Company's executive officers. In fiscal year 2007, our President and Chief Executive Officer, Lynn Blodgett had input on compensation and bonuses for the Company's executive officers other than himself. Mr. Blodgett received compensation market data and history including salary, bonus, and stock options from human resources for each officer. Mr. Blodgett reviewed the information and submitted compensation recommendations to Mr. Deason and the Compensation Committee.

In setting executive compensation for fiscal year 2007, the Compensation Committee commissioned Mercer Human Resource Consulting to provide comparative compensation information on the chief executive officer, chief operating officer and chief financial officer of our outsourcing peers, who were determined without regard to revenue or market capitalization. The companies included in the outsourcing peer group were Electronic Data Systems Corporation, Accenture Ltd., Computer Sciences Corporation, First Data Corporation, Automatic Data Processing, Inc., Unisys Corporation, Fiserv, Inc., Hewitt Associates, Inc., Convergys Corporation, Sabre Holdings Corporation, DST Systems, Inc. and Perot Systems Corporation. The peer group comparison was also used by Mr. Deason in making recommendations to the Compensation Committee for fiscal year 2007 executive compensation that are consistent with our compensation philosophy, as discussed above. The Compensation Committee used the comparative peer group information in considering and approving the recommendation of Mr. Deason.

Based on the study commissioned by the Compensation Committee, the compensation paid to our Chief Executive Officer, Mr. Blodgett, and our Chief Operating Officer, Mr. Burlin, in fiscal year 2007 was between the median and 75th percentile for companies in our outsourcing peer group. The compensation paid to our Chief Financial Officer, who at the time of the study was Mr. Rexford, was above the top 75th percentile for companies in our outsourcing peer group. However, a portion of Mr. Rexford's compensation was attributable to commission based payments related to mergers and acquisitions activity as further described in the section entitled Special Executive FY07 Plan beginning on page 25, in connection with Mr. Rexford's ongoing role in our corporate development efforts. Hence, the compensation paid to Mr. Rexford was greater than what would typically be provided to a chief financial officer of the Company since commission payments are not normally provided for that position.

Elements of Compensation

There are six major elements that comprise our compensation program for our executive officers, including our named executive officers: (i) base salary; (ii) annual incentive opportunities, including bonuses; (iii) long-term incentives — our stock incentive plans; (iv) generally available benefit programs; (v) executive perquisites; and (vi) change of control agreements. ACS has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. For example, base salaries and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding employees on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. The Compensation Committee believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation. Our goal is to structure as many components of any executive officer's compensation so that it qualifies as "performance-based" to the extent it is in the best interests of the Company and its stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, the Compensation Committee believes it is appropriate and competitive to provide adequate compensation, even though it may not be fully tax-deductible.

The Compensation Committee reviews the compensation program on an annual basis, including each of the above elements. Retirement benefits are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of an executive's compensation package. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as our stock ownership guidelines and the executive's past and expected future contributions to our business.

- ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. The Compensation Committee consults with the Chairman (under the terms of his employment agreement) in determining the compensation policies of the Company and the compensation of the Company's executive officers. Our Chief Executive Officer additionally provides a recommendation regarding the compensation for executive officers other than himself. The Compensation Committee also considers competitive, inflationary and market survey considerations, as well as salaries for comparable positions. As discussed in the section entitled "Comparative Review" beginning on page 22, we utilized the report of Mercer Human Resource Consulting in determining base salaries for fiscal years 2007 and 2008. Other factors in determining any adjustment of base salary include consideration of relative levels of responsibility, amount of business experience and future potential. Mr. Deason's employment agreement provides for annual adjustments to his base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions).

At a meeting of our Compensation Committee in September 2007, the salaries for our current named executive officers for fiscal year 2008 were considered and approved. Mr. Deason's base salary was set at $924,158, Mr. Blodgett received no increase to his base salary of $750,000, Mr. Burlin received no increase to his base salary of $500,000, Mr. Rexford received no increase to his base salary of $500,000 and Ms. Vezina received no increase to her base salary of $500,000.

- ***Incentive Bonus***

ACS maintains a performance based incentive plan for its executive officers. During fiscal year 2007, our executive officers participated in one of two performance based incentive compensation plans: (i) the fiscal year 2007 performance based incentive compensation plan (FY07 Bonus Plan); or (ii) the Special Executive FY07 Bonus Plan. The Special Executive FY07 Bonus Plan was created to enable the Company to comply with Section 162(m) of the Code in connection with the promotion during the fiscal year of certain executive officers and a modification of their performance goals in connection with the same as further described in the section entitled "Special Executive FY07 Bonus Plan" beginning on page 25 below.

The FY07 Bonus Plan permits (and the Special Executive FY07 Bonus Plan requires) the exclusion of, and the Compensation Committee has historically excluded, items that it determined were unusual or one time events that were not indicative of the performance of the named executive officers for such year from the calculation of the financial metrics used to determine bonus achievement. Adjustments made to financial metrics in one fiscal year are carried forward to the next fiscal year to determine bonus achievement for that next fiscal year. Most metrics are based on growth from the prior year results. Since the plans allow (and in some cases require) adjustments to actual results to determine the current year bonus achievement, we subsequently make these same adjustments when setting the baseline used for the subsequent year growth metrics.

In fiscal year 2007, the operating income was adjusted to exclude certain unusual items (principally an asset impairment charge and certain legal costs). While operating income on a GAAP basis decreased between fiscal years 2006 and 2007, the operating income for fiscal year 2007, as adjusted under the FY07 Bonus Plan (and the Special Executive FY07 Bonus Plan), exceeded the operating income for fiscal year 2006, as adjusted under the FY06 Bonus Plan, which resulted in the payment of a bonus to the executive officers.

FY07 Bonus Plan

Approximately seven hundred (700) of our officers and other senior management personnel participated in our FY07 Bonus Plan, including our Chairman of the Board, Darwin Deason, and certain other executive officers who were not named executive officers.

The performance goals were established for Mr. Deason based on the following components:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate performance goals.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.

Equal weight was given to each of the Consolidated ACS and ACS Corporate components in determining the achievement of performance goals by Mr. Deason. The performance goals for the FY07 Bonus Plan were: revenue growth; growth in earnings before interest and taxes; growth in earnings before interest, taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture, plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share.

No bonuses were payable if the Company's growth in consolidated earnings before interest and taxes was less than 4% and no bonuses were payable to business unit participants in the FY07 Bonus Plan if that particular business unit's growth in earnings before interest and taxes was less than 5%. Further, at least 50% of a particular performance goal must have been achieved before it was included in the calculation of the overall achievement of the performance goals, except for cash flow, which was included if a pre-determined minimum amount was met. The FY07 Bonus Plan performance goals were approved by the Compensation Committee.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. In fiscal year 2007, the executive officers earned approximately 80% of the maximum bonus under the FY07 Bonus Plan. In fiscal year 2006, no bonuses were paid to the executives under the fiscal year 2006 performance based incentive compensation plan, which contained similar performance goals as the FY07 Bonus Plan (however, discretionary bonuses were paid to each of the Group President of the Commercial Solutions Group (Ms. Vezina) and the Group President of the Government Solutions Group (Mr. Burlin); to one of our other current executive officers, but who was not an executive officer at the time of payment; and, in accordance with his agreement with us, one of our executive officers was paid a commission for acquisitions and divestures during the fiscal year). In fiscal year 2005, executive officers earned approximately 53% of the maximum bonus under the fiscal year 2005 performance based incentive compensation plan.

Mr. Deason, the only named executive officer who participated in the FY07 Bonus Plan, was entitled to receive a bonus percentage of up to 250% of his base salary. The maximum bonus that any executive officer received for the fiscal year 2007 under the FY07 Bonus Plan was $1,835,468, which was the bonus paid to Mr. Deason. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid.

Special Executive FY07 Plan

Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer. The performance goals must be established before the first 25% of the period of service to which the performance goal relates has elapsed. Due to the resignation of certain executive officers, and as a result, the promotion of certain other executive officers, the Compensation Committee desired to change the performance goals of the promoted executive officers. In order to comply with Section 162(m) of the Code, the Special Executive FY07 Bonus Plan was created with a performance period beginning December 1, 2006 and ending June 30, 2007 (to be referred to as the "performance period"), to coincide with the period the promoted officers served in their new positions during fiscal year 2007. The following named executive officers, all of whom were promoted in fiscal year 2007, participated in the Special Executive FY07 Bonus Plan: Lynn Blodgett, our

Chief Executive Officer; John Rexford, our then Chief Financial Officer; Tom Burlin, our Chief Operating Officer; and Ann Vezina, Executive Vice President and Group President — Commercial Solutions Group (together, the "Selected Officers").

Since the Selected Officers were all executive officers, separate financial performance goals were established based on the following components:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate performance goals.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.

Equal weight was given to each of the Consolidated ACS and ACS Corporate components in determining the achievement of performance goals for each of Messrs. Blodgett, Burlin and Rexford and Ms. Vezina. The performance goals for the Special Executive FY07 Bonus Plan were: revenue growth; growth in earnings before interest and taxes; growth in earnings before interest; taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Such performance goals were recommended by our Chairman and Chief Executive Officer, subject to approval of the Compensation Committee within the first 25% of the period of service to which the performance goals relate.

No bonuses were paid if the Company's growth in consolidated earnings before interest and taxes did not equal a target dollar threshold during the performance period. Further, at least 16% of a particular performance goal must have been achieved before it would be included in the calculation of the overall achievement of the performance goals, except for cash flow, which was included if a pre-determined minimum amount was met. The Special Executive FY07 Bonus Plan performance goals were approved by the Compensation Committee.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. In fiscal year 2007, the Selected Officers earned approximately 80% of the maximum bonus under the Special Executive FY07 Bonus Plan. There was no similar plan in prior fiscal years.

The Selected Officers (other than Mr. Rexford) were entitled to receive varying percentages of their base salaries upon achievement of performance goals for the performance period, upon full achievement of the performance goals. Mr. Blodgett was entitled to receive up to 200% of his base salary and earned a bonus of $1,200,000 for fiscal year 2007, which was the maximum bonus that any Selected Officer received under the Special Executive FY07 Bonus Plan. Mr. Burlin was entitled to receive up to 150% of his base salary and earned a bonus of $600,000 for fiscal year 2007. Ms. Vezina was entitled to receive up to 150% of her base salary and earned a bonus of $600,000 for fiscal year 2007.

Mr. Rexford was entitled to receive the greater of (i) up to 150% of his base salary upon full achievement of the bonus performance goals; or (ii) any commissions earned for acquisitions completed during the performance period, not to exceed 150% of his base salary. In connection with (ii), Mr. Rexford's bonus compensation was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions. Mr. Rexford had an acquisition target revenue for fiscal year 2007, which was based on a percentage of the Company's revenues for fiscal year 2006. The revenue acquired through each closed merger or acquisition transaction contributed, on a percentage basis, towards Mr. Rexford's achievement of the acquisition target revenue. Mr. Rexford earned a bonus of $600,000 for fiscal year 2007 under the Special Executive FY07 Bonus Plan, as a result of his achievement of 80% of the bonus performance goals.

• ***Long Term Incentives — Our Stock Incentive Plans***

ACS provides long-term incentive compensation through awards of stock options that generally vest over multiple years. Our equity compensation program is intended to align the interests of the participants, including our named executive officers, with those of our stockholders by creating an incentive for our named executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our named executive officers to remain employed with ACS despite a very competitive labor market.

We granted stock options to our officers in 2007 under our 1997 Stock Incentive Plan and, after approval by our stockholders on June 7, 2007, our 2007 Equity Incentive Plan. All proposed stock option grants to employees, including executive officers, are considered and, if deemed acceptable to the Compensation Committee, approved at a formal meeting of the Compensation Committee. Under the Company's stock option grant policy adopted on May 25, 2006 and revised on January 22, 2007 (hereafter, our "Stock Option Grant Policy"), among other things: (i) a formal meeting to approve option grants to employees is held on August 15th of each year; (ii) a formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition are to be held on the day prior to or the day of our regularly scheduled quarterly board meeting; (iii) the date of the formal meeting at which a grant is approved is the option grant date; and (iv) the exercise price for each approved grant shall not be less than the fair market value of a share of the Company's Class A Common Stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the New York Stock Exchange; provided that if a grant is made on a date when the New York Stock Exchange is closed, then the fair market value of a share of the Company's Class A Common Stock on the date of grant shall be determined by reference to the closing price for such stock on the last day on which the New York Stock Exchange was open for trading activities.

On August 15, 2006, the Compensation Committee granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation, no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the stock option investigation by the SEC and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee agreed to grant options to purchase 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were delayed. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, a number of options granted under the 1997 Stock Incentive Plan terminated, thereby making certain options available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the ongoing stock option investigation, we were unable to timely file our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy, the day prior to or the day of that regularly scheduled November 2006 Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, that were available under the 1997 Stock Incentive Plan should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November 2006, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee granted options to purchase 692,000 shares to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including options to purchase 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; options to purchase 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer; and options to purchase 100,000 shares to each of Ann Vezina and Tom Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were delayed until shares were available for grant.

During the December 9, 2006 Compensation Committee meeting, it was recognized that the grants made to Mr. Blodgett and Mr. Rexford were for a number of shares that were less than the number of shares that would have been normally granted to a new Chief Executive Officer and new Chief Financial Officer because of the limited number of options remaining available under the 1997 Stock Incentive Plan. The Compensation Committee noted that it should consider a future grant to supplement the number of options made in the earlier grant so that the aggregate number of shares granted to Mr. Blodgett and Mr. Rexford would be equal to the number that would normally be granted to a "new" Chief Executive Officer and "new" Chief Financial Officer. To accomplish this purpose, at a meeting on July 2, 2007, the Compensation Committee approved option grants (the "Grants") to Lynn Blodgett to purchase 60,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan and to John Rexford to purchase 25,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan, subject to the waiver of the Stock Option Grant Policy by the Board of Directors as the grants were made outside of normal option approval dates set forth in the Policy, which occurred on July 9, 2007 and on which date the grants became effective.

- ***Generally Available Benefit Programs***

We also offer a number of other benefits to our named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefit programs include accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation/expatriate programs and services, educational assistance and certain other benefits.

Retirement Benefits

To assist our employees in accumulating funds for retirement (or for other purposes permitted by our plans) we provide our employees, including our named executive officers, the opportunity to participate in the ACS Savings Plan and the ACS Supplemental Savings Plan. For a description of these plans, please see the section entitled "Retirement Benefits" beginning on page 36. While a small number of our non-executive employees may participate in pension or defined benefit plans, we provide these plans in lieu of pension or defined benefit plans for our general employee base, including our named executive officers.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In recognition of his efforts on behalf of the Company and his determination to position the Company for future growth, in fiscal year 1999 we entered into a Supplemental Executive Retirement Agreement and an employment agreement with our Chairman, Darwin Deason. A description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth in the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" beginning on page 37. A description of Mr. Deason's employment agreement, as amended in fiscal year 2007, including amounts payable to Mr. Deason under the agreement, is set forth in the section entitled "Mr. Deason's Employment Agreement" beginning on page 36.

- ***Perquisites***

The Compensation Committee reviews and approves any perquisites offered to executives. The Company offers the Executive Benefit Plan to promote the health and well-being of the executives, maximize the value of the compensation provided by the Company and minimize the time that executives spend managing personal affairs so that they may devote their full attention to Company business. While the Compensation Committee does not consider perquisites to be a significant component of executive compensation, it recognizes that such perquisites are an important factor in attracting and retaining talented executives. A description of the Executive Benefit Plan and other perquisites offered to our executive officers are set forth in the section entitled "Perquisites" beginning on page 37.

- ***Termination of Employment and Change of Control Benefits***

In fiscal year 2007, Lynn Blodgett, Tom Burlin, John Rexford and Ann Vezina had written change of control agreements for benefits that were due to them upon a change of control. Mr. Blodgett's change of control agreement has subsequently been replaced by his employment agreement, dated December 14, 2007, which provides for a severance benefit in the event the Company terminates his employment without cause or Mr. Blodgett terminates his employment for good reason, as defined in the agreement, including upon a change of control. In addition to his severance benefit, Mr. Blodgett's unvested stock options or other equity based awards under any incentive plan shall become fully vested upon such termination.

Additionally, Mr. Deason's employment agreement provides for certain payments to Mr. Deason upon a change of control.

We believe that these change of control benefits are important to our ability to recruit executive officers. We also believe this benefit allows us to retain executives during times of unforeseen events when the executive's future is uncertain, but continued employment of the executive may be necessary for the Company.

Additional information regarding the change of control payments and severance benefits payable to our named executive officers, including estimates of the amounts payable under such agreements assuming a change of control as of June 30, 2007, is set forth in the section entitled "Post Termination Benefits" beginning on page 42.

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the guidelines for stock ownership by the Company's directors and executive officers, which had been originally adopted by the Board of Directors in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.
- Our other executive officers are required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.
- Independent directors serving on the Board of Directors are required to own, within three years after they become subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.
- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guidelines.

Our named executive officers currently subject to the guidelines, hold shares and vested options in sufficient number to comply with the minimum ownership requirements of the revised policy. Our independent directors currently subject to the guidelines have not yet completed three years of service and therefore are not yet subject to the minimum requirements of the revised policy.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee reviewed and discussed with management of the Company the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

TED B. MILLER, JR.* (Chairman)
PAUL E. SULLIVAN*
FRANK VARASANO*

Notwithstanding any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, including this Proxy Statement, the foregoing Report of the Compensation Committee is not incorporated by reference into any such filings.

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* Each of Messrs. Miller and Varasano has served as a member of the Compensation Committee since November 25, 2007. Mr. Sullivan has served as a member of the Compensation Committee since March 19, 2008. Messrs. Miller, Sullivan and Varasano were not involved in and did not participate in any decision of the Compensation Committee prior to the date that they joined the Committee.

SUMMARY COMPENSATION TABLE FOR FISCAL 2007

The following table shows compensation information for fiscal 2007 for our named executive officers, and a former Chief Executive Officer and Chief Financial Officer who resigned during fiscal year 2007 (collectively, the "named executive officers").

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darwin Deason Chairman of the Board	2007	916,053	—	—	2,048,835(4)	1,835,468	952,710(5)	219,033(6)	5,972,099
Lynn Blodgett President and Chief Executive Officer	2007	695,769	—	—	1,767,183	1,200,000	—	29,985(7)	3,692,937
John Rexford Executive Vice President and Chief Financial Officer	2007	429,108	—	—	796,062	600,000	—	291,419(8)	2,116,589
Tom Burlin Executive Vice President and Chief Operating Officer	2007	420,913	—	—	542,306	600,000	—	25,454(9)	1,588,673
Ann Vezina Executive Vice President and Chief Operating Officer — Commercial Solutions	2007	422,401	—	—	273,499	600,000	—	33,110(10)	1,329,010
Former Officers:									
Mark King Former President and Chief Executive Officer	2007	698,654	—	—	1,581,016	—	—	32,193(11)	2,311,863
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	2007	456,455	—	—	687,882	—	—	17,611(12)	1,161,948

(1) We did not grant any restricted stock awards or stock appreciation rights ("SARs") to our named executive officers during fiscal year 2007.

(2) The amount shown for each executive officer is the compensation cost recognized in our financial statements for fiscal year 2007 related to outstanding grants of stock options to each named executive officer to the extent we recognized compensation expense in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R). (All of Mr. Deason's outstanding option grants were related to prior years.) These amounts are adjusted to reflect the increase in exercise price of certain outstanding stock options on December 28, 2006. For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in our Form 10-K for the fiscal year ended June 30, 2007. The following table shows for each award, the fiscal year 2007 cost based on the original grant price and the increase in the fiscal year 2007 cost as a result of the change in measurement date:

Named Executive Officer	Option Number	Original Option Grant Date	FY 2007 Cost based on Original Grant Price ($)	Increase in FY 07 Cost as a Result of a Change in the Measurement Date ($)(a)	Total Compensation Cost in 2007 ($)
Darwin Deason	1303	7/23/02	671,940	66,273	738,213
	1303a	7/23/02	1,007,912	302,710	1,310,622
Lynn Blodgett	647a	7/11/00	N/A	6,850	6,850
	853	9/26/01	32,104	12,603	44,707
	853a	9/26/01	21,409	41,234	62,643
	1307	7/23/02	83,992	8,284	92,276
	1307a	7/23/02	125,988	37,839	163,827
	1758	8/11/03	309,068	0	309,068
	1888	7/30/04	357,772	(35,538)	322,234
	2326	3/18/05	557,308	0	557,308
	3470	12/9/06	208,270	0	208,270
John Rexford(b)	1241	7/23/02	55,996	5,523	61,519
	1241a	7/23/02	83,992	25,226	109,218
	1755	8/11/03	154,536	0	154,536
	1893	7/30/04	89,444	(8,884)	80,560
	2329	3/18/05	278,656	0	278,656
	3472	12/9/06	111,573	0	111,573
Tom Burlin	2572	6/13/05	270,204	123,338	393,542
	3447	12/9/06	148,764	0	148,764
Ann Vezina(b)	1532	7/21/03	30,056	1,623	31,679
	2054	7/30/04	34,176	(3,505)	30,671
	2349	5/3/05	60,828	1,557	62,385
	3458	12/9/06	148,764	0	148,764
Former Officers:					
Mark King	1305	7/23/02	623,074	3,329	626,403
	1753	8/11/03	250,427	0	250,427
	1887	7/30/04	109,690	(2,702)	106,988
	2325	3/18/05	597,198	0	597,198
Warren D. Edwards	1310	7/23/02	129,305	832	130,137
	1752	8/11/03	187,822	0	187,822
	1892	7/30/04	73,122	(1,801)	71,321
	2328	3/18/05	298,602	0	298,602

(a) Represents the incremental increase in compensation cost to the Company in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R) resulting from the change in measurement date of the option grant and our agreement to pay to the executive (other than Messrs. King and Edwards) the difference between the original option grant price and the grant price on the revised measurement date, if applicable. See discussion of Mr. King and Mr. Edwards separation agreements in Note 23 in the Notes to our Consolidated Financial Statements included in our Form 10-K for the fiscal year ended June 30, 2007.

(b) In connection with the increase in exercise price of certain outstanding stock options held by John Rexford and Ann Vezina on August 8, 2007, we took an additional charge of $1,995 for such options held by Mr. Rexford and $7,800 for such options held by Ms. Vezina.

(3) The amounts shown were earned under our FY07 Bonus Plan and Special Executive FY07 Bonus Plan. For a description of these plans, please see the section entitled "Compensation Discussion & Analysis — Incentive Bonus" beginning on page 24.

(4) As discussed in the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" beginning on page 37, option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement. The Company recognized $1,159,005 of compensation costs in our financial statements for fiscal year 2007 in accordance with the provisions of SFAS 123(R) related to one option grant made to fund the Supplemental Executive Retirement Agreement of Mr. Deason. That compensation cost is excluded from the compensation cost reflected in the Option Awards column.

(5) We estimate that our obligation with respect to Mr. Deason under his Supplemental Executive Retirement Agreement increased from $8,168,288 on June 30, 2006 to $9,120,998 on June 30, 2007.

(6) Represents $102,110 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company, $5,228 in auto expense, $9,002 in group life insurance, $4,799 in tax and estate planning services, $86,219 in accounting and administrative services and $11,675 in medical costs under the Executive Medical Plan. We maintain an overall security program for Mr. Deason due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the "All Other Compensation" column. We expended $423,011 in fiscal year 2007 for such security advice and personal protection services. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(7) Represents $1,402 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company, $1,555 in group life insurance, $6,988 in long term disability insurance and $20,040 in medical costs under the Executive Medical Plan.

(8) Represents $860 in group life insurance, $8,844 in long term disability insurance, $6,230 in matching ACS Savings Plan contributions, $7,638 in medical costs under the Executive Medical Plan and $267,847 in commission payments related to mergers and acquisitions activity. A part of Mr. Rexford's compensation in fiscal year 2007 was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions.

(9) Represents $913 in group life insurance and $24,541 in medical costs under the Executive Medical Plan.

(10) Represents $451 in group life insurance, $323 in tax and estate planning services, $6,180 in long term disability insurance, $4,883 in matching ACS Savings Plan contributions, $12,881 in relocation payments and $8,392 in medical costs under the Executive Medical Plan.

(11) Represents $1,477 in group life insurance, $9,072 in long term disability insurance, $2,812 in matching ACS Savings Plan contributions and $19,551 in medical costs under the Executive Medical Plan. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(12) Represents $521 in group life insurance, $4,290 in long term disability insurance, $2,572 in matching ACS Savings Plan contributions and $10,440 in medical costs under the Executive Medical Plan. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal year 2007, which ended on June 30, 2007.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Darwin Deason	9/28/06	—	—	2,294,335	—	—	—	—	—	—	—
Lynn Blodgett	12/9/06	—	—	—	—	—	—	—	140,000	$49.55	$1,849,591
	1/17/07	—	—	1,500,000	—	—	—	—	—	—	—
John Rexford	12/9/06	—	—	—	—	—	—	—	75,000	$49.55	$ 990,852
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Tom Burlin	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Ann Vezina	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Former Officers											
Mark King	9/28/06	—	—	1,575,000(3)	—	—	—	—	—	—	—
Warren Edwards	9/28/06	—	—	514,500(4)	—	—	—	—	—	—	—

(1) Amounts shown represent the maximum awards that could be earned by the named executive officers under the FY07 Bonus Plan and the Special Executive FY07 Bonus Plan, as applicable, for fiscal year 2007. Actual bonuses paid under these plans for fiscal year 2007 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for each option grant is 100% of the fair market value of a share of the Company's Class A Common Stock on the date of grant which was determined by reference to the closing price for such stock on such date on the New York Stock Exchange. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised. These options were granted under our 1997 Stock Incentive Plan and vest and become exercisable as follows: on each anniversary date of the grant, commencing with the first such anniversary date and continuing on each such anniversary thereafter through and including the fifth anniversary of the date of the grant, 20% of such options shall vest and become exercisable.

(3) Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006. Under the terms of his separation agreement with the Company, Mr. King was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

(4) Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006. Under the terms of his separation agreement with the Company, Mr. Edwards was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

Stock Plans

2007 Equity Incentive Plan

On June 7, 2007, our stockholders approved our 2007 Equity Incentive Plan (the "2007 Equity Plan"). This plan replaced our 1997 Stock Incentive Plan. The 2007 Equity Plan is administered by the Compensation Committee, which has full and final authority to select persons to receive awards and establish the terms of such awards, unless authority is specifically reserved (i) to our Board of Directors, (ii) by our certificate of incorporation, as amended, (iii) by our Bylaws, or (iv) by other applicable law.

The 2007 Equity Plan provides that, subject to any required action by the stockholders of the Company, the number of shares of common stock covered by each outstanding award, the number of shares of common stock that have been authorized for issuance under the 2007 Equity Plan, as well as the price per share of common stock covered by each such outstanding award, and the limit on the number of shares that may be issued to an individual (as provided in 2007 Equity Plan) shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board of Directors, whose determination in that respect shall be final, binding and conclusive. Unless otherwise provided in the 2007 Equity Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an Option.

In the event of a change of control, our 2007 Equity Plan provides that the grant agreement, including those for our named executive officers, may provide that all outstanding options shall become vested and exercisable and all other awards shall become vested effective the day immediately prior to the change of control. A change of control under the 2007 Equity Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 50% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 50% of our combined voting power prior to such transaction. However, (i) any transaction that is effected by the Company for the purposes of internal corporate restructuring of the Company and its affiliated companies, which results in any or all of the combined voting power of the voting securities of the Company being held by an entity affiliated with the Company immediately prior to such transaction, or (ii) any transaction or series of transactions, which results in the ownership by Darwin Deason, and/or any person, entity or group of entities that he controls, of more than 50% of the combined voting power of the Company, shall not constitute or result in a change of control.

1997 Stock Incentive Plan

Our stockholders approved the Company's 1997 Stock Incentive Plan (the "1997 Plan") on December 16, 1997. The 1997 Plan permits the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights, deferred stock, dividend equivalents and awards of restricted stock to employees, consultants and outside directors. The 1997 Plan also permits the grant of incentive stock options within the meaning of Section 422 of the Code to our employees.

The 1997 Plan has been previously replaced by our 2007 Equity Plan and has expired.

In the event of a change of control, our 1997 Plan provides that the grant agreement may provide that all outstanding options shall become vested and exercisable and all other awards shall become vested effective the day immediately prior to the change of control. A change of control under the 1997 Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 51% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 51% of our combined voting power prior to such transaction.

Employee Stock Purchase Plan

Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In October 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. Prior to December 31, 2005, eligible participants were able to purchase our stock at a 15% discount to market value. The stock is either purchased by the ESPP in the open market or issued from our treasury account, or a combination of both. Our named executive officers are eligible to participate in the ESPP.

Mr. Deason's Employment Agreement

We entered an employment agreement with Mr. Deason effective as of February 16, 1999. The employment agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier change of control, has a term that currently ends on May 18, 2012, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless 30 days prior to May 18 of any year Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term. The employment agreement provides for a base salary of $525,000 with annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The employment agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year (or in the discretion of the Compensation Committee, a greater percentage), which is consistent with the bonus percentage Mr. Deason has been eligible to receive since 1996. On December 7, 2007, the employment agreement was amended by the Company and Mr. Deason, in order to remove certain exclusive governance rights previously held by Mr. Deason, including his rights to appoint certain officers and recommend directors for election or removal from the Board of Directors. A discussion of Mr. Deason's severance benefits under the employment agreement is set forth in the section entitled "Post Termination Benefits" beginning on page 42.

Mr. Blodgett's Employment Agreement

We entered into an employment agreement with Mr. Blodgett effective as of December 14, 2007. The employment agreement, which was previously reviewed and approved by the Board and replaced an earlier severance agreement, has a term that currently ends on December 14, 2008, provided that such term shall automatically be extended for an additional one year period, unless 30 days prior to December 14 of any year either Mr. Blodgett or the Board gives notice to the other party that they do not wish to extend the term. The employment agreement provides that Mr. Blodgett's base salary shall be determined by the Board or the Compensation Committee. Further, under the employment agreement, Mr. Blodgett is eligible to receive any discretionary bonus as may be determined by the Board or Compensation Committee. Mr. Blodgett is also eligible to participate in the Company's 1997 Stock Plan or any omnibus stock incentive or award plans adopted by the Company. A discussion of Mr. Blodgett's severance benefits under the employment agreement and former severance agreement is set forth in the section entitled "Post Termination Benefits" beginning on page 42.

Retirement Benefits

ACS Savings Plan. The ACS Savings Plan is a defined contribution plan with a 401(k) feature. We currently match 25% of the first 6% of eligible compensation that an employee contributes to the ACS Savings Plan per year. The contributions to the plan are made by us for each of our executive officers on the same terms as applicable to all other employees. Contributions to the plan cannot be made after an employee earns $225,000 in earnings during the year. Contributions to the plan are capped at $15,500 per year. A participant becomes 50% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes two years of service, and becomes 100% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes three years of service or, if earlier, the participant becomes disabled or dies, or in the case of a termination of the ACS Savings Plan. If a participant's service terminates before he or she is vested, the participant will forfeit the unvested portion of the ACS match and any earnings thereon. According to the ACS Savings Plan, employees who are defined as Highly Compensated Employees' ("HCE") in accordance with the Internal Revenue Service guidelines will be "capped" annually at a specified deferral rate (cap for calendar year 2007 is 5% of eligible earnings). This "cap" will be determined annually based on the results of the ACS Savings Plan's discrimination testing.

ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCE's of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation that an employee contributes to the ACS Supplemental Savings Plan per year if they have reached the 5% cap under the ACS Savings Plan (described above).

Mr. Deason's Supplemental Executive Retirement Agreement. We entered into a Supplemental Executive Retirement Agreement with Mr. Deason in December 1998, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the employment agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the employment agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of events described below equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest 36 consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53125 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10 per share). The Company is considering alternatives with respect to the option grant that will expire in October 2008. To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit will accrue to Mr. Deason and we will have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change of control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed 10 years. We estimate that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.1 million at June 30, 2007. The value (the excess of the market price over the option exercise price) of the options at June 30, 2007 was $10.6 million. If the payment is caused by a change of control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Perquisites

We offer the Executive Benefit Plan to promote the health and well-being of our executives, including our named executive officers. The Executive Benefit Plan consists of the following components:

- *Executive Medical Plan.* Under the Executive Medical Plan, normal and customary medical, dental and vision care costs, for executives and their immediate family members are paid by us. We do not pay non-medically necessary costs, such as cosmetic surgery. If costs paid by the Company exceed $25,000 or relate to services or supplies considered experimental, investigational or under clinical investigation, then the medical expenses that exceed the $25,000, along with any expenses for experimental, investigational or under clinical investigation services or supplies, are imputed as income to the executive.
- *Executive Long Term Disability Plan.* Certain of our executive officers are eligible to participate in our Executive Long Term Disability Plan which provides additional long-term disability coverage through

age 65 for certain of our executive officers in addition to the standard policy provided to each of our employees.

- *Prescription Benefit.* Paid prescription coverage up to 100% for our executive officers and their immediate family members.
- *Annual Physical Examination.* Reimbursement of up to $1,000 annually for any physical examination for the executive officer, and up to $500 annually for any physical examination for the executive officer's spouse, performed by a designated physician or other licensed physician of their choice.
- *Estate planning services.* Our executive officers receive a benefit of up to $25,000 for initial estate planning services and up to $10,000 per annum for subsequent services.
- *Income Tax Preparation.* Each of our executive officers may be reimbursed, up to $1,000 per annum, for income tax preparation services for preparation of their income tax returns.

Additionally, we pay the annual dues for club memberships for a limited number of executive officers. The memberships are intended to be used primarily for business purposes, although the applicable executive officers may use the club for personal purposes. Executive officers are required to pay all costs related to their personal use of the club.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2007, which ended on June 30, 2007. This table reflects the increase in exercise price subsequent to June 30, 2007, for certain options that were granted to certain of our named executive officers prior to their appointment as executive officers of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	240,000	—	—	35.75	7/23/12	—	—	—	—
	240,000	120,000(1)	—	37.57(19)	7/23/12	—	—	—	—
Lynn Blodgett	80,000	—	—	16.4375	7/11/10	—	—	—	—
	20,000	—	—	23.47(19)	7/11/10	—	—	—	—
	43,200	—	—	38.66	9/26/11	—	—	—	—
	28,800	—	—	44.87(19)	9/26/11	—	—	—	—
	30,000	—	—	35.75	7/23/12	—	—	—	—
	30,000	15,000(2)	—	37.57	7/23/12	—	—	—	—
	60,000	40,000(3)	—	44.10	8/11/13	—	—	—	—
	40,000	60,000(4)	—	51.90	7/30/14	—	—	—	—
	80,000	120,000(5)	—	50.25	3/18/15	—	—	—	—
	—	140,000(6)	—	49.55	12/9/16	—	—	—	—
John Rexford	24,000	—	—	16.4375	7/11/10	—	—	—	—
	6,000	—	—	23.47(19)	7/11/10	—	—	—	—
	20,000	—	—	35.75	7/23/12	—	—	—	—
	20,000	10,000(7)	—	37.57(19)	7/23/12	—	—	—	—
	30,000	20,000(8)	—	44.10	8/11/13	—	—	—	—
	10,000	15,000(9)	—	51.90	7/30/14	—	—	—	—
	40,000	60,000(10)	—	50.25	3/18/15	—	—	—	—
	—	75,000(11)	—	49.55	12/9/16	—	—	—	—

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Tom Burlin.	40,000	60,000(12)	—	51.83	6/13/15	—	—	—	—
	—	100,000(13)	—	49.55	12/9/16	—	—	—	—
Ann Vezina	6,000	4,000(14)	—	44.10	7/21/13	—	—	—	—
	—	10,000(15)	—	51.90	7/30/14	—	—	—	—
	10,000	15,000(16)	—	48.14	5/3/15	—	—	—	—
	—	100,000(17)	—	49.55	12/9/16	—	—	—	—
Former Officers									
Mark King	68,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	200,000(18)	—	—	34.67	9/28/07	—	—	—	—
	160,000(18)	40,000(18)	—	37.57	9/28/07	—	—	—	—
	60,000	20,000	—	44.10	6/30/08	—	—	—	—
	30,000	15,000	—	51.90	6/30/08	—	—	—	—
	120,000	—	—	50.25	6/30/08	—	—	—	—
Warren Edwards . . .	30,000(18)	—	—	23.47	9/28/07	—	—	—	—
	100,000(18)	—	—	34.67	9/28/07	—	—	—	—
	40,000(18)	10,000(18)	—	37.57	9/28/07	—	—	—	—
	45,000	15,000	—	44.10	6/30/08	—	—	—	—
	20,000	10,000	—	51.90	6/30/08	—	—	—	—
	60,000	—	—	50.25	6/30/08	—	—	—	—

(1) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(2) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(3) This option was granted on August 11, 2003. 20,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 20,000 shares will become exercisable on August 11, 2008.

(4) This option was granted on July 30, 2004. 20,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(5) This option was granted on March 18, 2005. 40,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 40,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(6) This option was granted on December 9, 2006. 28,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 28,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(7) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(8) This option was granted on August 11, 2003. 10,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 10,000 shares will become exercisable on August 11, 2008.

(9) This option was granted on July 30, 2004. 5,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(10) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(11) This option was granted on December 9, 2006. 15,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 15,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(12) This option was granted on June 13, 2005. Assuming continued employment with the Company, 20,000 shares will become exercisable on June 13 of each of 2008, 2009 and 2010.

(13) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(14) This option was granted on July 21, 2003. 2,000 shares became exercisable on July 21, 2007. Assuming continued employment with the Company, the remaining 2,000 shares will become exercisable on July 21, 2008.

(15) This option was granted on July 30, 2004. 6,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 2,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(16) This option was granted on May 3, 2005. Assuming continued employment with the Company, 5,000 shares will become exercisable on May 3 of each of 2008, 2009 and 2010.

(17) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(18) These shares were exercised subsequent to June 30, 2007.

(19) This is the adjusted exercise price reflecting the increase in exercise price of shares of such options that vest after December 31, 2004, to the revised measurement date.

Equity Awards to fund Deason's Supplemental Executive Retirement Agreement

As discussed in the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" beginning on page 37, option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, with the vesting and exercise dates matching the funding dates under the Supplemental Executive Retirement Agreement. For additional information regarding the expiration of Mr. Deason's option grant that will expire in October 2008, please see the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" beginning on page 37. The following table shows all outstanding equity awards made for that purpose:

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	150,000	—	—	11.53125	10/8/08(1)(2)	—	—	—	—
	—	300,000	—	44.10	8/11/13(3)	—	—	—	—

(1) For additional information regarding the expiration of this option, please see the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" beginning on page 37.

(2) This option was fully vested and exercisable as of June 30, 2007.

(3) This option shall fully vest in connection with the termination of Mr. Deason's employment with the Company under the following circumstances: early or normal retirement, change of control of the Company, disability, death, or other reasons for a resignation by Mr. Deason.

Option Exercises and Stock Vested

No stock options were exercised by any of the named executive officers during fiscal year 2007. The Company has not issued any restricted stock awards to its named executive officers during fiscal year 2007.

Pension Benefits

The table below shows benefits payable to Mr. Deason under his Supplemental Executive Retirement Agreement as of June 30, 2007. ACS's other executive officers received no benefits in fiscal year 2007 from the Company under any defined benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Darwin Deason	Supplemental Executive Retirement Agreement	7(1)	9,120,988	0

(1) Service credits were achieved beginning on the effective date of the Supplemental Executive Retirement Agreement on December 1, 1998 through May 2005 at which point Mr. Deason's supplemental retirement benefit was capped at 56% of his final average compensation pursuant to the terms of the Supplemental Executive Retirement Agreement. Additional service since May 2005 will not increase Mr. Deason's benefit other than with respect to the calculation of his final average compensation under the Supplemental Executive Retirement Agreement.

Nonqualified Deferred Compensation

Certain of our named executive officers participate in a non-qualified deferred compensation plan, the ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation per year that an employee contributes if they have reached the 5% cap under the ACS Savings Plan.

The following table shows certain information for the named executive officers under the ACS Supplemental Savings Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2007

Name	Executive Contributions in Fiscal Year 2007 ($)	Registrant Contributions in Fiscal Year 2007 ($)	Aggregate Earnings in Fiscal Year 2007 ($)	Aggregate Withdrawals/ Distributions in Fiscal Year 2007 ($)	Aggregate Balance at June 30, 2007 ($)
Darwin Deason	—	—	—	—	—
Lynn Blodgett	—	—	—	—	—
John Rexford	25,002	1,128(1)	10,604	—	77,494
Tom Burlin	—	—	—	—	—
Ann Vezina	4,250	1,026(2)	4,537	—	29,680
Former Officers					
Mark King	—	—	6,314	—	92,836
Warren Edwards	—	—	—	—	—

(1) Amount of Mr. Rexford's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column of the Summary Compensation Table.

(2) Amount of Ms. Vezina's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column of the Summary Compensation Table.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes certain information related to our stock option and employee stock purchase plans for the fiscal year ended June 30, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights as of June 30, 2007	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Initial Column) as of June 30, 2007
Equity compensation plans approved by security shareholders			
Stock options	12,622,560(1)	$44.88	16,164,736(2)
Employee stock purchase plan	N/A	N/A	805,938
Equity compensation plans not approved by security shareholders	—	—	—
Total	12,622,560	$44.88	16,970,674

(1) These plans consist of the 1997 Stock Incentive Plan and the 2007 Equity Incentive Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) In June 2007, our stockholders approved the 2007 Equity Incentive Plan which is intended to replace the 1997 Stock Incentive Plan. The shares remaining available as of June 30, 2007 include 14.6 million shares under the 2007 Equity Incentive Plan and 1.5 million under the 1997 Stock Incentive Plan, which was discontinued upon approval of the 2007 Equity Incentive Plan, and which shares expired on December 31, 2007.

(3) Weighted average exercise price of outstanding options, warrants, and rights of $44.88 per share is prior to the repricing of certain options that occurred in the first quarter of fiscal year 2008, as discussed in Notes 21 and 29 to our Consolidated Financial Statements in our Form 10-K for the fiscal year ended June 30, 2007.

Post Termination Benefits

Change of Control Agreements

In fiscal year 2007, Lynn Blodgett, Tom Burlin, John Rexford and Ann Vezina had written change of control agreements for benefits that were due to them upon a change of control. Mr. Blodgett's change of control agreement has subsequently been replaced by his employment agreement, dated December 14, 2007. As a result, Mr. Blodgett's benefits under his change of control agreement ceased to apply upon the adoption of his employment agreement. However, we have included a description of the change of control agreement since it was in place during fiscal year 2007.

As defined in each of the change of control agreements, a change of control occurs if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular change of control agreement was entered into) becomes the beneficial owner of 15% or more of our outstanding common stock, or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of the Board of Directors before the date specified in each respective change of control agreement, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office. Each named executive officer listed above is entitled to receive the severance benefit described below upon consummation of any change of control event.

The change of control agreements provide for cash benefits payable to the executive as well as certain non-cash benefits that the Company will be responsible for providing.

Each of Mr. Blodgett's, Mr. Burlin's, and Ms. Vezina's change of control benefits include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year (or if employed for less than one year, the bonus the executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits during the fiscal year ended June 30, 2007, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's average commission payment, plus (b) $750,000, pro rated to reflect the number of days the executive was employed by us from December 1, 2006 to June 30, 2007.

Mr. Rexford's change of control benefits during the fiscal year ending June 30, 2008, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the sum of (y) the amount paid to the executive under his commission arrangement with the Company from December 1, 2006 through June 30, 2007, plus (z) the bonus the executive earned under the Company's Special Executive FY07 Bonus Plan; provided that such amount shall not exceed $750,000, plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits after the fiscal year ending June 30, 2008, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year, plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Under the change of control agreements, we will also pay accrued but unpaid compensation and deferred compensation. In addition, the change of control agreements provide that we will (A) for up to three years following the executive's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, (B) provide outplacement counseling assistance for one year. Also, when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan, the executive will be credited with three years of participation and age credit, and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the five (5) year period following the change of control.

Each of these executives is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive. Any excise tax gross up that may be owed by the Company to reimburse the executives for their actual excise tax liability would be determined based on the total change of control compensation, including, if applicable, the accelerated vesting of equity options held by the executives, and the amount of such options held at the change of control date, the exercise prices and vesting dates of each grant outstanding. Other significant variable factors which would effect the calculation of excise tax gross up would be the actual change of control date, stock price paid upon the change of control, the determination of the future federal, state and local income tax rates applicable for the affected executives, and the actual terms and structure of the change of control transaction, such as valuation methodology for stock options, whether equity stock and or options held by the executives may be cashed out, substituted for equity of the acquirer, substituted for options of the acquirer, or some combination of these. Due to the wide variety of assumptions that may be made for each of these factors and the uncertainty of whether executives would actually incur an excise tax, the estimate of any excise tax gross up that may be due for accelerated vesting of equity options has not been included in the table below. If an excise tax was incurred by an executive, the excise tax gross up cash payment payable by the Company to the executive is determined by the following formula:

(Tentative excise tax before gross up)

divided by

(one less the sum of all tax rates applicable to the executive, such as excise tax rate(s), federal income tax rate, medicare tax rate, social security tax rate (only if such executive has not already exceeded the maximum wage base for the calendar year of the change of control), state income tax rate, and any local income tax rates (e.g., city, county or other taxing jurisdiction))

Each of the change of control agreements may be terminated by us with one year advance written notice to the respective named executive officer; however, if a change of control is consummated prior to termination by us, these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

Mr. Blodgett's Employment Agreement

As more fully described below, if we terminate Mr. Blodgett's employment without cause or if Mr. Blodgett terminates his employment agreement for good reason (as defined below), the Company will be required to pay Mr. Blodgett a severance payment.

Under his employment agreement, if we terminate Mr. Blodgett's employment without cause (as defined below), the Company will be required to pay Mr. Blodgett all of his accrued and unpaid base salary. In addition, the Company will pay Mr. Blodgett a lump sum severance payment equal to three times the sum of (i) his annual base salary, plus (ii) an amount equal to his discretionary bonus for the immediately preceding fiscal year. Further, any unvested stock options or other equity-based awards granted to executive under the 1997 Stock Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such termination shall become fully vested and non-forfeitable.

As used in Mr. Blodgett's employment agreement, cause shall mean: (A) the willful and continued failure of executive to perform substantially executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to executive by the Board which specifically identifies the manner in which the Board believes that executive has not substantially performed executive's duties, or (B) the willful engaging by executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

In the event Mr. Blodgett terminates his employment agreement for good reason (as defined below), he will be entitled to his accrued compensation and the same lump sum severance payment described above. The following events shall constitute good reason under Mr. Blodgett's employment agreement: (i) a change of control that results in the substantial diminution of the executive's duties and responsibilities or a material reduction of compensation or benefits; (ii) executive's removal from his position as Chief Executive Officer other than as a termination without cause, termination for cause, termination by executive without good reason, termination for disability, or termination for death; or (iii) the Company's failure to make a payment to executive required under the employment agreement, if the breach is not cured within 20 days of the executive sending written notice to the Company.

A change of control will occur if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the Board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

If Mr. Blodgett is terminated without cause, terminates his employment for good reason or is terminated because of a disability, the Company will also be required to pay the cost of his continuation coverage under COBRA until the earlier of 12 months from the date of his termination or the date that he becomes employed by another employer.

In order to receive the severance payment described above, Mr. Blodgett will be required to execute a separation agreement and general release of claims that is acceptable to the Company.

Under his employment agreement, Mr. Blodgett is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control Agreements" beginning on page 42.

Mr. Deason's Employment Agreement

Mr. Deason's employment agreement provides for benefits for Mr. Deason upon a change of control.

Under the employment agreement, Mr. Deason will be entitled to a payment if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since February 1, 1999, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office, and (iv) a member of the Board of Directors who succeeds an otherwise continuing director and who was selected and appointed by Mr. Deason to fill the unexpired term of a director who, because such person is no longer an officer of the Company, is no longer on the Board of Directors.

The benefit to be received by Mr. Deason upon a change of control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his employment agreement times the sum of (i) his per annum base salary at the time of the change of control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Among other things, the employment agreement also provides that we will, (A) for up to three years following Mr. Deason's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive at the highest level of coverage provided to Mr. Deason prior to the change of control until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, and (B) provide outplacement counseling assistance and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the three (3) year period following the change of control, and throughout the period of any applicable statute of limitations. Under the employment agreement, we will also pay accrued but unpaid compensation and deferred compensation upon termination of employment. Also, when determining Mr. Deason's eligibility for post-retirement benefits under any welfare benefit plan, he will be credited with three years of participation and age credit. Mr. Deason will also become vested in the benefits provided under any Company retirement or successor plan (in addition to any benefits under Mr. Deason's Supplemental Executive Retirement Agreement).

Under his employment agreement, Mr. Deason is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control Agreements" beginning on page 42.

Change of Control Payments

Change of Control Benefits Payable at June 30, 2007

The table below includes only estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive Retirement Agreement for Mr. Deason, and estimated tax gross up for excise taxes on such amounts, assuming a change of control occurred on June 30, 2007. It does not include any value of any equity stock or options that the executive may dispose of in a change of control transaction, or any tax gross up in relation thereto. These amounts reported in this table are materially different than the amounts previously disclosed in the Severance Payments table included in the Company's 10-K/A filed on October 19, 2007, which reported severance amounts as of September 30, 2007. The material change in amounts payable is primarily due to the change in base amount used to compute the cash payment related to bonus. The Company did not meet its criteria for payment of performance based bonuses in fiscal year ended June 30, 2006, but it achieved 80% of its target and paid performance based bonuses in June 30, 2007. See the estimated amounts that would be payable if a change in control occurred on September 30, 2007 in the table beginning on page 47.

Executive Officer	Cash Payment (before Tax Gross Up) ($)(a)	Value of Non Cash Benefits(b)	Cash Payment for Tax Gross Up ($)	Total ($)
Darwin Deason	20,575,949(c)	546,927	8,734,842	29,857,718
Lynn Blodgett	3,493,142	580,401	—	4,073,543
Tom Burlin	2,119,231	572,487	1,250,643	3,942,361
John Rexford	2,348,574	546,897	—	2,895,471
Ann Vezina	2,232,952	547,062	1,370,306	4,150,320
Total	30,769,848	2,793,774	11,355,791	44,919,413

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non-cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(a) Includes Supplemental Executive Retirement Agreement amount of $12,959,686 payable if a change of control occurred on June 30, 2007.

Change of Control Benefits Payable at September 30, 2007

Because the calculations of the change of control benefits payable as of June 30, 2007 are based on performance bonuses paid in fiscal year 2006, a fiscal year in which the Company did not meet its criteria for payment of performance based bonuses, we have included the table below showing the change of control benefits payable as of September 30, 2007, which are based on performance bonuses paid in fiscal year 2007, a fiscal year in which the Company achieved 80% of its target.

The table below includes only estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive

Retirement Agreement for Mr. Deason, and estimated tax gross up for excise taxes on such amounts, assuming a change of control occurred on September 30, 2007. It does not include any value of any equity stock or options that the executive may dispose of in a change of control transaction, or any tax gross up in relation thereto.

Executive Officer	Cash Payment (before Tax Gross Up) ($)(a)	Value of Non Cash Benefits(b)	Cash Payment for Tax Gross Up ($)	Total ($)
Darwin Deason	23,621,667(c)	546,840	10,133,524	34,302,031
Lynn Blodgett	6,259,673	484,095	—	6,743,768
Tom Burlin	3,500,962	505,839	2,005,353	6,012,154
John Rexford	3,725,075	469,908	—	4,194,983
Ann Vezina	3,621,012	436,923	2,094,341	6,152,276
Total	40,728,389	2,443,605	14,233,218	57,405,212

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non-cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) Includes Supplemental Executive Retirement Agreement amount of $13,015,543 payable if a change of control occurred on September 30, 2007.

REPORT OF THE AUDIT COMMITTEE

Until January 24, 2007, during fiscal year 2007, the Audit Committee of the Board of Directors was comprised of Messrs. Rossi, O'Neill, Kosberg and McCuistion. On January 24, 2007, Mr. Holland was elected as a director and our Audit Committee was reconstituted to consist of three members (Messrs. Rossi, McCuistion and Holland). On November 21, 2007, Messrs. Rossi, McCuistion and Holland resigned from the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Krauss, Miller and Spears to the Audit Committee. On January 5, 2008, Mr. Spears passed away. On February 23, 2008, Mr. Sullivan was elected as a director and the Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Sullivan. On March 19, 2008, Mr. Druskin was elected as a director and the Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Druskin. All of the aforementioned Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. The Audit Committee has adopted a revised written charter which was approved by the Board of Directors on May 25, 2006. The Audit Committee has reviewed and discussed our audited financial statements with management, which has primary responsibility for the financial statements and management's evaluation and assessment of the effectiveness of internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm for fiscal year 2007, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles and attesting to the effectiveness of internal control over financial reporting. The Audit Committee has discussed with PwC the financial statement audit, the audit of the effectiveness of internal controls over financial reporting and all other matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended *(Communication With Audit Committees)*. PwC has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, as amended *(Independence Discussions With Audit Committees)*, and the Audit Committee discussed PwC's independence with PwC. The Audit Committee also concluded that PwC's provision of non-audit services is compatible with PwC's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for fiscal year 2007 and that PwC be appointed our independent registered public accounting firm for our fiscal year 2008.

Submitted by the Audit Committee
of the Board of Directors:

KURT R. KRAUSS* (Chairman)
ROBERT DRUSKIN*
TED B. MILLER, JR.*

---

* Messrs. Krauss and Miller have served as members of the Audit Committee since November 25, 2007. Mr. Druskin has served as a member of the Audit Committee only since March 19, 2008. Messrs. Krauss, Druskin and Miller were not involved in and did not participate in any decision of the Audit Committee prior to the date that they joined the Committee, including but not limited to the approval of the Form 10-K for the fiscal year ended June 30, 2007.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was comprised solely of independent directors: Joseph P. O'Neill, J. Livingston Kosberg and Robert B. Holland, III (Mr. Holland was appointed to the Committee in January 2007). On November 21, 2007, Messrs. O'Neill, Kosberg and Holland resigned from the Board of Directors. On November 25, 2007 the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. No member of our Compensation Committee during the fiscal year 2007, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K during fiscal year 2007. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board of Directors or on our Compensation Committee. For information on insider participation, see the section entitled "Certain Transactions" beginning on page 49.

CERTAIN TRANSACTIONS

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, referred herein to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We made no payments to DDH during fiscal years 2007, 2006 and 2005. Previously, we reported that we anticipated that the administrative services we are providing to DDH would cease prior to June 30, 2007 as a result of the wind down of the DDH operations. Because of continuing activities related to the wind down of operations, the administrative services we are providing to DDH will continue until the wind down is complete.

During fiscal years 2007, 2006 and 2005, we purchased approximately $5.8 million, $8.8 million and $9.0 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

In connection with the departure of our former Chief Executive Officer, in June 2006 we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our former Chief Executive Officer, Jeffrey Rich. The agreement is for two years during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63,000 related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made during fiscal year 2007 related to this agreement.

We currently employ approximately 62,000 employees and actively recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by the Company. We currently have five employees who receive more than $120,000 in annual compensation (salary, bonus and commission) who are related to our current executive officers, including executive officers who are also directors, as of June 30, 2007. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. All of these family members are at levels below senior vice president except Thomas Blodgett who is the brother of Lynn Blodgett, President and Chief Executive Officer. Thomas Blodgett is employed as Executive Vice President and Group President — Business Process Solutions and earned $615,544 in base salary and bonus compensation during fiscal year 2007. He was granted options to purchase 50,000 shares of our Class A common stock during fiscal year 2007.

Thomas Blodgett reports to Tom Burlin, Chief Operating Officer. The annual compensation (salary, bonus and commission) for the remaining four employees ranges from approximately $171,626 to $360,112.

The Board of Directors has not adopted any formal written policy regarding the review, approval or ratification of related party transactions. As a matter of practice, the Board is typically made aware of the Company's business transactions with related parties. The Board is also made aware of employment and reporting relationships with related parties at the senior and executive vice president levels. The Company believes the processes in effect are sufficient to determine the fairness of the terms of transactions with related parties.

In addition, on an annual basis we request that our 5% shareholders, directors, and executive officers identify and provide information regarding any transaction (with a value in excess of $120,000) in which the Company is or will be a participant in which any related person has or will have a direct or indirect material interest. In addition, our directors and executive officers review and approve annually our disclosures in this section entitled "Certain Transactions."

STOCKHOLDERS PROPOSALS FOR 2008 ANNUAL MEETING

We currently expect to hold our 2008 Annual Meeting of Stockholders on or around November 20, 2008, and mail the Proxy Statement for that meeting in October 2008, subject to any changes we may make. If any of our stockholders intends to present a proposal for consideration at the 2008 Annual Meeting of Stockholders, including the nomination of directors, such stockholder must provide notice to us of such proposal.

The expected date of our 2008 Annual Meeting of Stockholders has been changed by more than 30 days from the date of our 2007 Annual Meeting of Stockholders. Pursuant to Rule 14a-8 of the Exchange Act and in accordance with Section 8(c) of our Bylaws, respectively, our Board of Directors has made an affirmative determination of (i) a reasonable deadline for timely submission under Rule 14a-8 and (ii) a reasonable deadline by which stockholders must provide notice of a proposal to us under our Bylaws. Stockholder proposals for the 2008 Annual Meeting of Stockholders, including those that will not be included in the proxy statement and form of proxy distributed by the Board of Directors, must be received no sooner than May 23, 2008, but not later than June 13, 2008, which the Board has determined constitutes a reasonable deadline for timely submission of proposals under Rule 14a-8 and separately constitutes a reasonable time for stockholders to provide notice to us under our Bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority with respect to proxies. Stockholder proposals must be sent to our principal executive offices, 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary. In addition, stockholders who wish to have their nominees for election to the Board of Directors considered by the Nominating and Corporate Governance Committee must comply with the requirements set forth on page 9 of this proxy statement.

HOUSEHOLDING OF STOCKHOLDER DOCUMENTS

We may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called "householding." This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call our Investor Relations Group at the following address or phone number: Affiliated Computer Services, Inc., Investor Relations, telephone number 214-841-8281.

By Order of the Board of Directors

Tas Panos
Corporate Secretary

April 11, 2008

DIRECTOR INDEPENDENCE STANDARDS ADOPTED BY THE BOARD OF DIRECTORS OF AFFILIATED COMPUTER SERVICES, INC.

AS RESTATED FEBRUARY 3, 2004

Only directors who the Board of Directors has affirmatively determined have no material relationship (whether directly or indirectly, including but not limited to, as a partner, shareholder or officer of an organization that has a relationship with the Company) with the Company will be considered independent. The following guidelines have been established to assist in the Board of Directors in its determination of director independence. For the purposes of these standards, the "Company" means Affiliated Computer Services, Inc. and its direct and indirect subsidiaries.

No director will be considered independent if, within the last three years prior to the date of determination, the director or any of such director's immediate family:

(a) was employed (if a director) or was employed as an executive officer (if a member of director's immediate family) by the Company; provided that a director's employment as an interim Chairman of chief Executive Officer shall no disqualify such director from being considered independent following that employment; or

(b) received, more than $100,00 in any year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation of prior service (provided such compensation is not contingent in any way on continued service); provided that compensation received by a director for former service as an interim chairman or Chief Executive Officer and compensation received by a director's immediate family member for service as a non-executive employee will not be considered; or

(c) was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company; or

(d) was employed as an executive officer of another company where any of the Company's present executive officers serves on such other company's compensation committee; or

(e) is an executive officer or an employee (if a director) or is an executive officer (if a member of director's immediate family) of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or

(f) is affiliated with a charitable organization that receives substantial charitable contributions from the Company.

APPENDIX B

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF
AFFILIATED COMPUTER SERVICES, INC.
(the "Company")
AS RESTATED ON FEBRUARY 3, 2004

I. PURPOSE

The Compensation Committee (the "Committee") shall have the direct responsibility to:

a. Review, determine and recommend to the Board of Directors (the "Board"), or approve (with respect to the Chief Executive Officer either as a Committee or together with other independent directors as directed by the Board) the Company's compensation programs and compensation of the Company's executives; and

b. Produce and approve an annual report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations of the New York Stock Exchange, Inc. (the "NYSE"), Securities and Exchange Commission (the "SEC") and other regulatory bodies.

The Committee's role is one of oversight. The Committee shall not act as a fiduciary with respect to any benefit plans or programs under ERISA or otherwise, except as may be required by applicable law.

II. COMPOSITION

The Committee shall be comprised of two or more members of the Board, each of whom is determined by the Board to be "independent" under the rules of the NYSE. Additionally, no director may serve unless he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Board shall select members based upon their knowledge and experience in compensation matters and with care to avoid any conflicts of interest. The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board. Unless a Chair is elected by the full Board, the members of the Committee shall designate a Chair by the majority vote of the full Committee membership. The Chair shall be entitled to cast a vote to resolve any ties. The Chair will chair all regular sessions of the Committee and set the agendas for Committee meetings. In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

III. MEETINGS

The Committee shall meet as frequently as circumstances dictate, but not less than once in any fiscal year. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. A majority of the Committee members, but not less than two, will constitute a quorum. A majority of the Committee members present at any Committee meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent. The Chair of the Committee shall designate a person, who need not be a member, to act as secretary, and minutes of the Committee's proceedings shall be kept in minute books provided for that purpose.

IV. RESPONSIBILITIES AND DUTIES

The Committee shall have the following responsibilities and duties:

Setting Compensation for Executive Officers and Directors

1. Review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and President and Chief Operating Officer and evaluate the performance of the Chief Executive Officer and President and Chief Operating Officer in light of the criteria and, based on such evaluation, review and approve the annual salary, bonus, stock options and other benefits, direct and indirect, of the Chief Executive Officer and President and Chief Operating Officer. Review and approve the calculation of the compensation of the Chairman based on his Employment Agreement.

2. Review and approve the annual salary, bonus, stock options and other benefits, direct and indirect, of the remaining executive officers of the Company.

3. In connection with executive compensation programs:

A. Review and recommend to the full Board, or approve, new executive compensation programs;

B. Review on a periodic basis the operations of the Company's executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s); and

C. Establish and periodically review policies for the administration of executive compensation programs.

4. Review and approve annual performance goals for performance-based compensation that is intended to be tax deductible under Section 162 (m) of the Internal Revenue Code and determine whether the performance goals and objectives are attained.

5. The Committee shall periodically review and make recommendations to the Board with respect to the compensation of the non-management Directors.

Monitoring Incentive and Equity-Based Compensation Plans

6. Review and make recommendations to the Board with respect to the Company's incentive-compensation plans and equity-based plans.

7. Review and approve all equity compensation plans of the Company that are not otherwise subject to the approval of the Company's shareholders.

8. Review and approve all awards of stock options or other awards pursuant to the Company's equity-based plans.

9. Select, retain and/or replace, as needed, compensation and benefits consultants and other outside consultants to provide independent advice to the Committee. In that connection, in the event the Committee retains a compensation consultant, the Committee shall have the sole authority to approve such consultant's fees and other retention terms.

Reports

10. Produce and approve an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations of the NYSE, SEC and other applicable regulatory bodies.

11. Report regularly to the Board (i) following meetings of the Committee, (ii) with respect to such other matters as are relevant to the Committee's discharge of its responsibilities and (iii) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

Administrative

12. Recommend to the Board any appropriate extension or changes in the duties of the Committee.

13. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

14. Perform any other activities, duties or responsibilities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

15. Perform a review and evaluation, at least annually, of the performance of the Committee and its members.

16. Maintain minutes or other records of meetings and activities of the Committee.

17. Review and update this Charter as conditions dictate.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS OF AFFILIATED COMPUTER SERVICES, INC. (the "Company") AS ADOPTED ON SEPTEMBER 11, 2003

I. PURPOSE

The purpose of the Nominating and Governance Committee (the "Committee") is to:

a. Identify individuals qualified to become a member of the Board of Directors ("Board");

b. Recommend director nominees to be proposed for election at the annual meeting of stockholders;

c. Recommend directors for appointment to Board committees;

d. Develop and recommend to the Board for approval, revisions to the Corporate Governance Guidelines of the Company; and

e. Assist the Board in developing and implementing "best practices" to enhance the quality of the Company's corporate governance.

II. COMPOSITION

The Nominating and Governance Committee shall consist of such number of members of the Board of the Company as shall be appointed by the Board from time to time, but in no event shall the Committee consist of fewer than two members. The Board shall designate the Chairperson of the Committee. Each member of the Nominating and Governance Committee shall meet the applicable independence requirements of the New York Stock Exchange and any other legal requirements applicable to Committee members. The Board may change the membership of the Committee at any time.

Unless otherwise prohibited by the Company's Certificate of Incorporation or Bylaws, the Nominating and Governance Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable.

III. MEETINGS

The Committee shall meet as frequently as circumstances dictate. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All nonmanagement directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities.

The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. A majority of the Committee members, but not less than two, will constitute a quorum. A majority of the Committee members present at any Committee meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent. The Chair of the Committee shall designate a person, who need not be a member, to act as secretary, and minutes of the Committee's proceedings shall be kept in minute books provided for that purpose.

IV. RESPONSIBILITIES AND DUTIES

The Nominating and Governance Committee shall:

Board and Committees

1. Establish and review with the Board annually criteria for Board membership, which will be generally described in the Company's Corporate Governance Guidelines.

2. Identify, evaluate and recruit individuals qualified for Board membership.

3. Recommend, subject to the approval of the Chairman, to the Board non-management director nominees to be proposed for election at the annual meeting of stockholders.

4. Recommend, subject to the approval of the Chairman, for election by the Board non-management director nominees to fill vacancies or newly-created directorships.

5. Review the independence of each director under applicable requirements set forth in the Company's Bylaws and present findings and recommendation to the Board.

6. Recommend to the Board nominees for appointment, including a Chairperson, to each committee of the Board.

7. Review, and make recommendations to the Board with respect to, the size, structure, composition, processes and practices of the Board and the Board committees.

8. Develop and oversee an orientation program for new Board members.

9. Facilitate the participation of directors in relevant continuing education programs when requested by a director or when the Board concludes that such education would be of significant benefit to a director.

Performance Evaluations and Succession Planning

10. Implement and oversee the annual performance evaluation of the Board and each committee of the Board (including a review by the Committee of its own performance), and provide a report of the results to the Board.

11. Oversee the processes by which the CEO and executive management are evaluated.

12. In consultation with the Chairman of the Board, develop a succession plan and make an annual report to the Board on succession planning.

Corporate Governance Guidelines

13. Periodically review the Company's Corporate Governance Guidelines and recommend revisions to the Board, as appropriate.

Administrative

14. Recommend to the Board any appropriate extension or changes in the duties of the Committee.

15. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

16. The committee shall have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as the committee may deem appropriate in its sole discretion. The committee shall have sole authority to approve related fees and retention terms.

17. Perform any other activities, duties or responsibilities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

18. Perform a review and evaluation, at least annually, of the performance of the Committee and its members.

19. Maintain minutes or other records of meetings and activities of the Committee.

20. Review and update this Charter as conditions dictate.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Mark One

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended June 30, 2007

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _________ to __________.

Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell
Dallas, Texas 75204
(Address of principal executive offices)
(Zip Code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of August 20, 2007, 92,960,541 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2007 approximated $4,411,795,197.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement for the 2007 Annual Meeting are incorporated by reference in Part III.

AFFILIATED COMPUTER SERVICES, INC.

FORM 10-K
for the Fiscal Year Ended June 30, 2007

PART I

ITEM 1. BUSINESS

General

We are a Fortune 500 and S&P 500 company with approximately 60,000 employees providing business process outsourcing and information technology services to commercial and government clients. We were incorporated in Delaware on June 8, 1988 and our corporate headquarters is located in Dallas, Texas. Our clients have time-critical, transaction-intensive business and information processing needs, and we typically service these needs through long-term contracts.

Our services enable businesses and government agencies to focus on core operations, respond to rapidly changing technologies and reduce expenses associated with business processes and information processing. Our business strategy is to expand our client base and enhance our service offerings through both marketing and acquisitions. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource mission critical business processes and information technology requirements. Our business expansion has been accomplished both from internal growth as well as through acquisitions. Since inception, our acquisition program has resulted in growth and diversification of our client base, expansion of services and products offered, increased economies of scale and geographic expansion.

Revenues for fiscal year 2007 totaled approximately $5.77 billion. We have two reporting segments which serve commercial and government clients. Our Commercial segment accounted for approximately $3.44 billion, or 60% of our fiscal year 2007 revenues. Our Commercial segment provides business process outsourcing, information technology services, systems integration services and consulting services to our commercial clients. We provide services to a variety of clients worldwide, including healthcare providers and payors, manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. Our business process outsourcing services include administration, human resources and related consulting, finance and accounting, customer care, and payment services. Our information technology services include mainframe, midrange, desktop, network, consulting and web-hosting solutions. Our systems integration services include application development and implementation, applications outsourcing, technical support and training, as well as network design and installation services. Our consulting services include retirement, health and welfare, communications and compensation services to human resource departments of companies in various industries and information technology consulting services to the healthcare industry and others.

We are a leading provider of business process outsourcing, information technology services and systems integration services to federal, state and local government agencies. During fiscal year 2007, revenues from our Government segment accounted for approximately $2.33 billion, or 40% of our revenues. We provide technology-based services with a focus on transaction processing and program management services such as Medicaid fiscal agent services, child support payment processing, electronic toll collection, loan processing, and traffic violations processing. We provide fare collection and parking management systems to customers in North America, South America, Europe, Asia and Australia. We design, develop, implement, and operate large-scale health and human services programs and the information technology solutions that support those programs. Our Government segment includes our relationship with the United States Department of Education (the "Department of Education"), for which we service federal student loans, including their Direct Student Loan program. This relationship represents approximately 4% of our consolidated revenues for fiscal year 2007 and is our largest single client.

Market Overview

The demand for our services has grown in recent years, and we believe that this will continue to increase in the future as a result of strategic, financial and technological factors. These factors include:

- the desire of organizations to focus on their core competencies;
- the desire of organizations to drive process improvements by improving service quality and the speed of execution;
- the increasing acceptance by commercial organizations to utilize offshore resources for business process outsourcing;
- the increasing complexity of information technology systems and the need to connect electronically with citizens, clients, suppliers, and other external and internal systems;
- the increasing requirements for rapid processing of information and the communication or dissemination of large amounts of data to multiple locations; and
- the desire by organizations to take advantage of the latest advances in technology without the cost and resource commitment required to maintain in-house systems.

Business Strategy

The key components of our business strategy include the following:

Expand Client Base — We seek to develop long-term relationships with new clients by leveraging our subject matter expertise, world-wide data processing capabilities and infrastructure of information technology products and services. Our primary focus is to increase our revenues by obtaining new clients with recurring requirements for business process and information technology services.

Expand Existing Client Relationships - We seek to expand existing client relationships by increasing the scope and breadth of services we provide.

Build Recurring Revenues - We seek to enter into long-term relationships with clients to provide services that meet their ongoing business requirements while supporting their mission critical business process or information technology needs.

Consulting Services – We seek to provide consulting services in certain vertical markets where we can utilize our resources and thought leadership to both expand the services we provide to our existing business process outsourcing and information technology services clients and respond to new client needs.

Provide Flexible Solutions - We offer custom-tailored business process and information technology solutions using a variety of proprietary and third-party licensed software on multiple hardware and systems software platforms and domestic and international workforces that are able to expand and contract in relation to clients' business volumes.

Invest in Technology - We respond to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, the customization of products and services that incorporate new technology on a timely basis and the continuous training of our personnel.

Maximize Economies of Scale - Our strategy is to develop and maintain a significant client and account/transaction base to create sufficient economies of scale that enable us to achieve competitive costs.

Complete Strategic and Tactical Acquisitions - Our acquisition strategy is to acquire companies and technology to expand the products and services we offer to existing clients, to obtain a presence in new, complementary markets and to expand our geographic presence. We have acquired and may continue to acquire businesses with a consulting practice to provide thought leadership in certain markets.

Attract, Train and Retain Employees — We believe that attracting, training, and retaining high quality employees is essential to our growth. We seek to hire motivated individuals with strong character and leadership traits and provide them with ongoing technological and leadership skills training.

Segment Information

During the last three fiscal years, our revenues by segment were as follows (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Commercial	$ 3,436,501	$ 3,167,630	$ 2,175,087
Government (1)	2,335,978	2,186,031	2,176,072
Total Revenues	$ 5,772,479	$ 5,353,661	$ 4,351,159

(1) Includes $0.9 million, $104.5 million and $218.6 million of revenues for fiscal years 2007, 2006 and 2005, respectively, from operations divested through June 30, 2007.

Please refer to Note 25 of the Notes to our Consolidated Financial Statements for further discussion of our segments.

Commercial

Within the Commercial segment, which represents approximately 60% of our fiscal year 2007 consolidated revenues, we provide our clients with business process outsourcing, information technology services, systems integration services and consulting services. Pricing for our services in the commercial market varies by type of service. For business process outsourcing services, we typically price these services on the basis of the number of accounts, resources utilized or transactions processed. Our information technology services are normally priced on a resource utilization basis. Resources utilized include processing time, the number of desktops managed, professional services and consulting time and materials, data storage and retrieval utilization, customer accounts, customer employee headcount and output media utilized. Our systems integration services are generally offered on a time and materials basis to clients under short-term contractual arrangements. For consulting services, we typically price these services on a time and materials or fixed fee basis.

Business Process Outsourcing
Our commercial business process outsourcing practice is focused in five major categories.

Administration - We provide healthcare claims processing and related consulting, mailroom services and total records management services to our clients.

Human Resources - We provide benefit claims processing, benefit and other human resources consulting services, employee services call centers, defined benefit, defined contribution and health and welfare benefits administration, employee relocation, training administration and learning services, payroll services, vendor administration, and administration of employee assistance programs. The human resources consulting business provides actuarial services and human resource advisory services in the area of employee benefit and compensation plan design and strategy, employee communication, and human resource management.

Finance and Accounting - We provide revenue/invoice accounting, disbursement processing, expense reporting, procurement, payroll, cash management, fixed asset accounting, tax processing, general ledger and other services associated with finance and accounting that are process and technology sensitive.

Customer Care - We provide in-bound dispatch and activation services, call center services and technical support.

Payment Services - We provide loan origination and servicing and clearinghouse services.

We receive client information in all media formats including over the web, EDI, fax, voice, paper, microfilm, computer tape, optical disk, or CD ROM. Information is typically digitized upon receipt and sent through our proprietary workflow software, which is tailored to our clients' process requirements. Utilizing network technology, we have developed expertise in transmitting data around the world to our international workforce. We have approximately 16,000 employees in Mexico, India, Ghana, Jamaica, Guatemala, Canada, Spain, United Kingdom, Dominican Republic, Malaysia, and the Philippines, as well as a number of other countries, that primarily support our commercial business process outsourcing and information technology services. A majority of our business process outsourcing workforce is compensated using activity based metrics, and as a result, their individual compensation varies with our clients' transaction volumes, together with the quality and productivity generated by the workforce.

Information Technology Services
We offer a complete range of information technology services solutions to businesses desiring to improve the performance of their information technology organizations. Our information technology services solutions include the delivery of information processing services on a remote basis from host data centers that provide processing capacity, network management and desktop support. Information processing services include mainframe, mid-range, desktop, network, consulting and web-hosting solutions.

We provide our information technology services solutions through extensive data center networks that support our commercial and government clients. Our data centers and clients are connected via an extensive telecommunications network. We monitor and maintain local and wide area networks on a seven-day, 24–hour basis and provide shared hub satellite transmission service as an alternative to multi-drop and point-to-point hard line telecommunications networks.

Systems Integration Services
Our systems integration services include application development and implementation, applications outsourcing, technical support and training, as well as network design and installation services. Our systems integration services include the development of web-based applications and web-enablement of information technology assets, allowing our clients to conduct business with their customers and business partners via the Internet. We also provide systems integration services to clients who are deploying client/server architectures, advanced networks and outsourcing legacy applications maintenance.

Consulting Services
We provide human resources consulting services to major corporations. Our human resources consulting services include actuarial services and the design and implementation of retirement, health and welfare, compensation, communications and broader human resources programs. Our services assist clients with managing their human capital more efficiently helping them to meet business objectives while lowering their overall costs. We also provide information technology consulting services to the healthcare industry and others.

Government

We are a leading provider of business process outsourcing, information technology services and system integration services to government agencies. Approximately 40% of our fiscal year 2007 consolidated revenues were derived from contracts with government clients. Our Government segment includes our relationship with the Department of Education, for which we service federal student loans, including their Direct Student Loan program, and which represents approximately 4% of our fiscal year 2007 consolidated revenues. Our services help government agencies reduce operating costs, increase revenue streams and increase the quality of services to citizens. Government clients may terminate most of these contracts at any time, without cause, for convenience or lack of funding. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government.

Pricing for our services in the government market is generally determined based on the number of transactions processed, the number of human services cases managed or, in instances where a development project is required, on a fixed fee basis for the development work.

In connection with the sale of the majority of our federal business in November 2003 (the "Divested Federal Business"), we entered into a five-year non-competition agreement with Lockheed Martin Corporation that generally prohibits us from offering services or products that were previously provided by the Divested Federal Business. This non-competition agreement does not prohibit us from entering into the federal government market for services not previously provided by the Divested Federal Business, such as certain federal healthcare market services, nor does it restrict us from expanding our relationship with the Department of Education.

U.S. Department of Education
Our largest contract is with the Department of Education. We have provided loan servicing for the Department of Education's (the "Department") Direct Student Loan program for over ten years. In 2003, the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of student loan processing services for the Department, allowing the Department to increase loan servicing quality while saving overall program costs. In November 2003, the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract.

Annual revenues from this contract represent approximately 4% of our fiscal year 2007 revenues. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operation – Significant Developments – Fiscal Year 2007" for a description of how a change in our software development model affected our results of operations and financial condition.

Transportation Solutions
Our transportation services include: electronic toll collection, fare collection for transit systems, off-street parking systems, motor vehicle services, commercial vehicle operations and roadside enforcement programs. We offer toll agencies an array of services including the operation of the back-office customer service center, lane installation and integration, and toll processing. We currently operate the E-Z Pass programs in New Jersey and New York, the largest electronic toll collection programs in the world. We have an installed base of urban and interurban transit systems. Our fare collection systems are in operation in North America, South America, Europe, Asia and Australia. We are also a leader in off-street parking systems, with installations in U.S. airports and smaller-scale systems in parking garages, car parks, and other parking facilities in North America as well as Europe. We assist states in processing fuel tax and registration revenues. We offer a nationwide network that electronically checks safety credentials and weighs trucks at highway speed, granting participating truckers authorization to bypass open weigh stations and ports-of-entry without stopping. We process on-street parking violations, provide turnkey photo systems for red light and speed enforcement, and provide billing and collection solutions for emergency medical services.

Government Healthcare Solutions
We design, develop, implement and operate large-scale healthcare programs such as Medicaid, child and pharmacy benefit management programs, and the information technology solutions that support those programs. We support approximately 23 million program recipients and process nearly 410 million Medicaid healthcare claims annually, representing nearly $44 billion in provider payments. As a leading government healthcare program administrator, we serve 37 programs in 34 states and the District of Columbia. We also operate state pharmacy benefits management programs that assist states in controlling prescription drug costs, pharmacy intervention and surveillance, and the processing of drug claims.

Unclaimed Property
We are a leading provider of unclaimed property collection services, currently serving all 50 states, the District of Columbia and Puerto Rico.

Government and Community Solutions
We are a major provider of child support payment processing services, including high volume remittance processing and disbursements, as well as associated employer outreach and customer service activities. We also provide electronic benefits transfer, which is the issuance of food stamps and cash benefits through magnetic stripe cards with redemption through point of sale devices and automated teller machines.

We provide information technology software and services in support of state and local courts for case management and juror selection management. We provide government records management via indexing and recording solutions.

For city and county governments, we develop and support integrated application suites that assist in meeting administrative and financial accounting requirements. We also provide a suite of tax products and services to county governments which assist with appraisal assessments and the collection of property taxes.

We provide information technology services to state and local governments throughout the United States. Our information technology services include full data center management, application integration and maintenance, network management and security, seat management, helpdesk services, and disaster recovery services.

We also provide human services eligibility determination and eligibility system integration to state governments.

Revenues by Service Line

Our revenues by service line over the past three years are shown in the following table (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Business process outsourcing (1)	$ 4,322,164	$ 3,996,558	$ 3,237,981
Information technology services	1,013,801	971,832	858,639
Systems integration services (2)	436,514	385,271	254,539
Total	$ 5,772,479	$ 5,353,661	$ 4,351,159

(1) Includes $0.9 million, $104.2 million and $218 million of revenues for fiscal years 2007, 2006 and 2005, respectively, from operations divested through June 30, 2007.

(2) Includes $0.3 million and $0.6 million of revenues for fiscal years 2006 and 2005, respectively, from operations divested through June 30, 2007.

Client Base

We achieve growth in our client base through marketing our business process outsourcing, information technology and system integration services and acquiring companies that allow us to expand our service offerings. Within the Commercial segment, we serve the major vertical markets that spend heavily on technology including healthcare providers and payors, manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. Within the Government segment, our clients include a wide variety of federal, state and local governments and agencies including the U.S. Department of Education. Our business with government clients is subject to various risks, including the reduction or modification of contracts due to changing government needs and requirements. We may lose clients due to mergers, business failures, or clients' conversion to a competing processor or to an in-house system. Government contracts, by their terms, generally can be terminated for convenience by the government, which means that the government may terminate the contract at any time, without cause. Please refer to Item 1A. Risk Factors for further discussion of the risks related to our business.

Our five largest clients accounted for approximately 13%, 13% and 15% of our fiscal years 2007, 2006 and 2005 revenues, respectively. Our largest client, the Department of Education, represented approximately 4%, 4% and 5% of our consolidated revenues for fiscal years 2007, 2006 and 2005, respectively.

Geographic information

Approximately 93%, 95% and 97% of our consolidated revenues for fiscal years 2007, 2006 and 2005, respectively, were derived from domestic clients. As of both June 30, 2007 and 2006, approximately 92% of our long-lived assets were located in the United States. Of our long-lived assets located outside the United States, the largest concentration is in France, with approximately 2% of our total long-lived assets as of both June 30, 2007 and 2006. Please see Item 1A. Risk Factors for a discussion of the risks associated with our international operations.

Competition

The markets for our services are intensely competitive and highly fragmented. We believe our competitive advantage comes from our use of world-class technology, subject matter expertise, process reengineering skills, proprietary software, our global production model, activity-based compensation and the price of services.

We compete in the commercial market by offering value added business process outsourcing, information technology and system integration services. The competition for our commercial outsourcing services is primarily the in-house departments performing the function we are seeking to outsource, as well as Accenture, Computer Sciences Corporation, Electronic Data Systems Corporation ("EDS"), Hewitt Associates, International Business Machines ("IBM"), Perot Systems, and, to a lesser extent, Indian service providers. We may be required to purchase technology assets from prospective clients or to provide financial assistance to prospective clients in order to obtain their contracts. Many of our competitors have substantially greater resources and thus, may have a greater ability to obtain client contracts where sizable asset purchases, investments or financing support are required.

We compete in the government market by offering a broad range of business process outsourcing services and information technology services. Competition in the government market is fragmented by line of services and we are a leading provider in most of the areas we serve. We primarily compete in the government market with Accenture, Convergys, EDS, IBM, JPMorgan Chase, Maximus, Roper Industries, Northrop Grumman Corporation, Coventry Health Care, Inc. and Unisys Corp.

In the future, competition could continue to emerge from large computer hardware or software providers and consulting companies as they shift their business strategy to include services. Competition has also emerged from European and Indian service providers seeking to expand into our markets and from large consulting companies seeking operational outsourcing opportunities.

Employees

We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel. As of June 30, 2007, we had approximately 60,000 employees, including approximately 43,000 employed domestically, with the balance employed in our international operations. Of our domestic employees, approximately 60 are represented by a union. Approximately 1,500 of our international employees are represented by unions, primarily in Mexico and Ghana. Approximately 700 of our European employees and approximately 300 of our employees in Brazil are subject to collective bargaining agreements. Employment arrangements for our international employees are often governed by works or labor council arrangements. We have had no work stoppages or strikes by our employees. Management considers its relations with employees and union officials to be good. Please see Item 1A. Risk Factors for a discussion of the risks associated with our international operations.

As of June 30, 2007, approximately 48,000 domestic and international employees provide services to our commercial clients and approximately 12,000 primarily domestic employees provide services to our government clients.

Certifications and Governance

We have included the CEO and CFO certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as Exhibits 31.1 and 31.2, respectively, to this fiscal year 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). The Annual CEO Certification, as required by Section 303A.12(a) of the New York Stock Exchange's ("NYSE") listing rules, regarding our compliance with the corporate governance listing standards of the NYSE, was submitted to the NYSE on July 2, 2007.

U.S. Securities and Exchange Commission Reports

All of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the SEC on or after May 14, 1996 are available free of charge through our internet website, www.acs-inc.com, as soon as reasonably practical after we have electronically filed such material with, or furnished it to, the SEC. Information contained on our internet website is not incorporated by reference in this Annual Report on Form 10-K. In addition, the SEC maintains an internet site containing reports, proxy and information statements, and other information filed electronically at www.sec.gov. You may also read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

ITEM 1A. RISK FACTORS

The risks described below should not be considered to be comprehensive and all-inclusive. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any events occur that give rise to the following risks, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our Class A common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this report, including our Consolidated Financial Statements and the related Notes.

We have issued debt and have a substantial uncommitted facility available to us. Our debt service cost could limit cash flow available to fund our operations, and may limit our ability to obtain further debt or equity financing.

As of June 30, 2007, we have outstanding approximately $500 million of Senior Notes (defined in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facilities) we sold in a public offering in June 2005, and approximately $1.8 billion is drawn under our Credit Facility (defined in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Senior Notes). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $2 billion (as of June 30, 2007), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"). Substantially all of our assets are pledged to secure our Credit Facility and our Senior Notes.

If we are fully drawn under our Credit Facility (including the increase resulting from the accordion features of the Revolving Facility), the book value of our equity may be in a deficit position. The interest rates under the Credit Facility fluctuate with changes in the market rates and with changes in our leverage ratio. Thus, our debt service cost will increase as market interest rates increase and as our leverage ratio increases. It will be necessary to utilize cash flow from operating activities to fund debt service cost related to our indebtedness. If we fail to have sufficient cash flow to satisfy the debt service cost of our indebtedness, then we could default on our indebtedness, resulting in foreclosure on the assets used to conduct our business. In addition, reduction of our available cash flow may negatively impact our business, including our ability to make future acquisitions, ability to compete for customer contracts requiring upfront capital costs, and our ability to meet our other obligations. Further, the amount of our indebtedness and our reduction in available cash flow may limit our ability to obtain further debt or equity financing.

Alleged defaults and purported acceleration of our Senior Notes, if upheld in litigation, could have a negative impact on our cash flow and divert resources that could otherwise be utilized in our business operations.

Certain holders of our Senior Notes have alleged that we have defaulted under our Senior Notes and have accelerated payment of the principal and accrued interest on the Senior Notes. We have taken the position that no default and no acceleration has occurred with respect to the Senior Notes or otherwise under the Indenture dated June 6, 2005 (the "Indenture") between us and The Bank of New York Trust Company, N.A., which has been subsequently replaced as Trustee by Wilmington Trust Company (the "Trustee"), and filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. There can be no assurance of the outcome of that lawsuit. If a final judgment is rendered that there has been a default and acceleration has occurred, then we may have to pay the principal and accrued interest under the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

The complexity of regulatory environments in which we operate has increased and may continue to increase our costs.

Our business is subject to increasingly complex corporate governance, public disclosure, accounting and tax requirements and environmental legislation that have increased both our costs and the risk of noncompliance. Because our Class A common stock and Senior Notes are publicly traded, we are subject to certain rules and regulations for federal, state and financial market exchange entities (including the Public Company Accounting Oversight Board, the SEC and the NYSE). We have implemented new policies and procedures and continue developing additional policies and procedures in response to recent corporate scandals and laws enacted by Congress. Without limiting the generality of the foregoing, we have made a significant effort to comply with the provisions of the Sarbanes-Oxley Act of 2002 (including, among other things the development of policies and procedures to satisfy the provisions thereof regarding internal control over financial reporting, disclosure controls and procedures and certification of financial statements appearing in periodic reports) and the formation of a compliance department to develop policies and monitor compliance with laws (including, among others, privacy laws, export control laws, rules and regulations of the Office of Foreign Asset Controls and the Foreign Corrupt Practices Act). Our effort to comply with these new regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue generating activities to compliance activities.

We are subject to the oversight of the SEC and other regulatory agencies and investigations by those agencies could divert management's focus and could have a material adverse impact on our reputation and financial condition.

As a result of this regulation and oversight, we may be subject to legal and administrative proceedings. We are currently the subject of an ongoing SEC and Department of Justice ("DOJ") investigation related to our historical stock option grant practices. As a result of these investigations, several derivative lawsuits have been filed in connection with our stock option grant practices generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives. As the result of these investigations and shareholder actions, we have incurred and will continue to incur significant legal costs and a significant amount of time of our senior management has been focused on these matters that otherwise would have been directed toward the growth and development of our business. We have concluded our internal investigation of our stock option grant practices as discussed in Note 21 to our Consolidated Financial Statements. The SEC and DOJ investigations are continuing and until these investigations of our stock option grant practices are complete, we are unable to predict the effect, if any, that these investigations and lawsuits will have on our business and financial condition, results of operations and cash flow. We cannot assure that the SEC and/or DOJ will not seek to impose fines or take other actions against us that could have a significant negative impact on our financial condition. In addition, publicity surrounding the SEC's and DOJ's investigations, the derivative causes of actions, or any enforcement action, even if ultimately resolved favorably for us, could have a material adverse impact on our cash flows, financial condition, results of operations or business.

Reductions of our credit rating may have an adverse impact on our business.

The ratings on our current outstanding obligations currently established by the ratings agencies are below investment grade. There may be reductions in our ratings if we incur additional indebtedness, including amounts that may be drawn under our Credit Facility. Below investment grade ratings could negatively impact our ability to renew contracts with our existing customers, limit our ability to compete for new customers, result in increased premiums for surety bonds to support our customer contracts, and/or result in a requirement that we provide collateral to secure our surety bonds. Further, certain of our commercial outsourcing contracts provide that in the event our credit ratings are downgraded to specified levels, the customer may elect to terminate its contract with us and either pay a reduced termination fee or, in some limited instances, no termination fee. A credit rating downgrade could adversely affect these customer relationships.

A decline in revenues from or a loss of significant clients could reduce our profitability and cash flow.

Our revenues, profitability, financial condition and cash flow could be materially adversely affected by the loss of significant clients and/or the reduction of volumes and services provided to our significant clients as a result of, among other things, their merger or acquisition, divestiture of assets or businesses, contract expiration, non-renewal or early termination (including termination for convenience) or business failure or deterioration. In addition, we incur fixed costs related to our information technology services and business process outsourcing clients. Therefore the loss of any one of our significant clients could leave us with a significantly higher level of fixed costs than is necessary to serve our remaining clients, thereby reducing our profitability and cash flow.

Our ability to recover capital investments in connection with our contracts is subject to risk.

In order to attract and retain large outsourcing contracts we sometimes make significant capital investments to perform the agreement, such as purchases of information technology equipment and costs incurred to develop and implement software. The net book value of such assets recorded, including a portion of our intangible assets, could be impaired, and our earnings and cash flow could be materially adversely affected in the event of the early termination of all or a part of such a contract or the reduction in volumes and services thereunder for reasons such as, among other things, a client's merger or acquisition, divestiture of assets or businesses, business failure or deterioration, or a client's exercise of contract termination rights.

We have non-recurring revenue, which subjects us to a risk that our revenues from year to year may fluctuate.

Revenue generated from our non-recurring services, including our consulting and unclaimed property escheatment services, may increase or decrease in relation to the revenue generated from our recurring services, such as business process outsourcing and information technology outsourcing. Our mix of non-recurring and recurring revenues is impacted by acquisitions as well as growth in our non-recurring lines of business. There is less predictability and certainty in the timing and amount of revenue generated by our non-recurring services and, accordingly, our revenues, results of operations and cash flow may be significantly impacted by the timing and amounts of revenues generated from our non-recurring services.

The markets in which we operate are highly competitive and we may not be able to compete effectively.

We expect to encounter additional competition as we address new markets and new competitors enter our existing markets. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations, and cash flow may be materially and adversely affected. Some of our competitors have substantially greater resources, and they may be able to use their resources to adapt more quickly to new or emerging technologies, to devote greater resources to the promotion and sale of their products and services, or to obtain client contracts where sizable asset purchases, investments or financing support are required. In addition, we must frequently compete with a client's own internal business process and information technology capabilities, which may constitute a fixed cost for the client. In the future, competition could continue to emerge from large computer hardware or software providers as they shift their business strategy to include services. Competition has also emerged from European and Indian offshore service providers seeking to expand into our markets and from large consulting companies seeking operational outsourcing opportunities (please see discussion in Item 1, Part 1. Business – Competition). Also, we believe that our ability to compete for new business may be impacted by the uncertainty surrounding our future ownership structure.

We may not be able to make acquisitions that will complement our growth.

Historically, we have made a significant number of acquisitions that have expanded the products and services we offer, provided a presence in a complementary business or expanded our geographic presence. We intend to continue our acquisition strategy. Please see discussion in Item 1, Part 1. Business – Business Strategy. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates or consummate any additional acquisitions or that any future acquisitions will be successfully integrated or will be advantageous to us. Without additional acquisitions, we are unlikely to maintain historical total growth rates.

A failure to properly manage our operations and our growth could have a material adverse effect on our business.

We have rapidly expanded our operations in recent years. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities. Some market opportunities require that we develop software to perform the services we become contractually obligated to perform, such as our Medicaid activities. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must design, develop, implement and improve our operational systems, which includes the design, development and implementation of software, if necessary, and timely development and implementation of procedures and controls. If we fail to design, develop and implement these systems and to make improvements to these systems, we may not be able to service our clients' needs, hire and retain new employees, pursue new business opportunities, complete future acquisitions or operate our businesses effectively. We could also trigger contractual credits to clients or a contractual default. Failure to properly transition new clients to our systems, properly budget transition costs or accurately estimate new contract operational costs could result in delays in our contract performance, trigger service level penalties, impairments of fixed or intangible assets or result in contracts whose profit margins did not meet our expectations or our historical profit margins. Failure to properly integrate acquired operations could result in increased cost. As a result of any of these problems associated with expansion, our business, financial condition, results of operations and cash flow could be materially and adversely affected.

Our Government contracts are subject to termination rights, audits and investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts.

Approximately 40% of our fiscal year 2007 revenues were derived from contracts with state and local governments and from federal government agencies, including our contract with the Department of Education. Governments and their agencies may terminate most of these contracts at any time, without cause. Also, our Department of Education contract is subject to the approval of appropriations being made by the United States Congress to fund the expenditures to be made by the federal government under this contract. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flow. Further, the negative publicity that arises from findings in such audits, investigations or the penalties or sanctions therefore could have an adverse effect on our reputation in the industry and reduce our ability to compete for new contracts and may also have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur delays in signing and commencing new business as the result of protests of government contracts that we are awarded.

After an award of a government contract, a competing bidder may protest the award. If we are awarded the contract and it is protested, it will be necessary to incur costs to defend the award of the contract. Costs to defend an award may be significant and could include hiring experts to defend the basis for the contract award. Some contract protests may take years to resolve. In some instances where we are awarded a contract, the contracting government entity may request that we sign a contract and commence services, even though the contract award has been protested. If the protest is upheld, then our contract would be terminated and the amounts due to us for services that have been performed to date would be subject to payment pursuant to the terms of the terminated contract. Such terms may not provide for full recovery of our incurred costs. In addition, if the government agency requests that we make changes to our contractual agreement during a protest period, but the government agency is unable or unwilling to modify the contract at the end of the protest period (whether or not we are successful in defending the protest), we may be unable to recover the full costs incurred in making such changes. In addition, we may suffer negative publicity as the result of any contract protest being upheld and our contract being terminated. Further, if there is a re-bid of the contract, we would incur additional costs associated with the re-bid process and be subject to a potential protest if we are awarded a subsequent contract.

The exercise of contract termination provisions and service level penalties may have an adverse impact on our business.

Most of our contracts with our clients permit termination in the event our performance is not consistent with service levels specified in those contracts, or require us to provide credits to our clients for failure to meet service levels. In addition, if clients are not satisfied with our level of performance, our clients may seek damages as permitted under the contract and/or our reputation in the industry may suffer, which could materially and adversely affect our business, financial condition, results of operations, and cash flow.

Some of our contracts contain pricing provisions that could adversely affect our operating results and cash flow.

Some of our contracts contain pricing provisions requiring that our services be priced based on a fixed price or a fixed price per transaction. In addition, some contract provisions permit a customer to request that their pricing be established by reference to a pre-established standard or benchmark and some of our contracts contain re-pricing provisions which can result in reductions of our fees for performing our services. In such situations, we are exposed to the risk that we may be unable to price our services to levels that will permit recovery of our costs, and may adversely affect our operating results and cash flow.

Claims associated with our actuarial consulting and benefit plan management services could negatively impact our business.

In May 2005, we acquired the human resources consulting business of Mellon Financial Corporation, which includes actuarial consulting services related to commercial, governmental and Taft-Hartley pension plans. Providers of these types of consulting services have experienced frequent claims, some of which have resulted in litigation and significant settlements or judgments, particularly when investment markets have performed poorly and pension funding levels have been adversely impacted. In addition, our total benefits outsourcing business unit manages and administers benefit plans on behalf of its clients and is responsible for processing numerous plan transactions for current and former employees of those clients. We are subject to claims from the client and its current and former employees if transactions are not properly processed. If any claim is made against us in the future related to our actuarial consulting services or benefit plan management services, our business, financial condition, results of operations and cash flows could be materially adversely affected as a result of the time and cost required to defend such a claim, the cost of settling such a claim or paying any judgments resulting therefrom, or the damage to our reputation in the industry that could result from the negative publicity surrounding such a claim.

The loss of or change in our significant software vendor relationships could have a material adverse effect on our business.

Our ability to service our clients depends to a large extent on our use of various software programs that we license from a small number of primary software vendors. If our significant software vendors were to terminate, refuse to renew our contracts with them or offer to renew our contracts with them on less advantageous terms than previously contracted, we might not be able to replace the related software programs and would be unable to serve our clients or we would recognize reduced margins from the contracts with our clients, either of which could have a material adverse effect on our business, revenues, financial position, profitability and cash flow.

We may be subject to claims of infringement of third-party intellectual property rights which could adversely affect our business.

We rely heavily on the use of intellectual property. We do not own the majority of the software that we use to run our business; instead we license this software from a small number of primary vendors. If these vendors assert claims that we or our clients are infringing on their software or related intellectual property, we could incur substantial costs to defend these claims, which could have a material effect on our profitability and cash flow. In addition, if any of our vendors' infringement claims are ultimately successful, our vendors could require us (1) to cease selling or using products or services that incorporate the challenged software or technology, (2) to obtain a license or additional licenses from our vendors, or (3) to redesign our products and services which rely on the challenged software or technology. If we are unsuccessful in the defense of an infringement claim and our vendors require us to initiate any of the above actions, then such actions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to United States and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations designed to protect individually identifiable information, including social security numbers, financial and health information. For example, in 1996, Congress passed the Health Insurance Portability and Accountability Act and as required therein, the Department of Health and Human Services established regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information. We have taken measures to comply with each of those regulations on or before the required dates. Another example is the European Union Directive on Data Protection, entitled "Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data." We have also taken steps to address the requirements of that Directive. Other United States (both federal and state) and foreign jurisdiction laws apply to the processing of individually identifiable information as well, and additional legislation may be enacted at any time. Failure to comply with these types of laws may subject us to, among other things, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations, any of which may have a material adverse effect on our profitability and cash flow.

We are subject to breaches of our security system.

Security systems have been implemented with the intent of maintaining the physical security of our facilities and to protecting confidential information and information related to identifiable individuals against unauthorized access through our information systems. Despite such efforts, we are subject to breach of security systems which may result in unauthorized access to our facilities and/or the information we are trying to protect. In addition, we transmit such information electronically or often rely on third party vendors to transport physical media such as tapes and disks containing such information to and from our facilities or those of our customers and suppliers. If unauthorized parties gain physical access to a Company facility or electronic access to our information systems or such information is misdirected, lost or stolen during transmission or transport, any theft or misuse of such information could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our clients that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which may have a material adverse effect on our profitability and cash flow.

Budget deficits and/or fluctuations in the number of requests for proposals issued by state and local governments and their agencies may adversely impact our business.

Approximately 40% of our fiscal year 2007 revenues were derived from contracts with federal, state and local governments and their agencies. From time to time, state and local governments with which we have contracts may face budget deficits. Also, the number of requests for proposals issued by state and local government agencies are subject to fluctuation. A significant number of government contracts have provisions permitting termination by the contracting government agency for convenience. If state and local budgets were to be reduced, then services we provided could become non-essential and our contracts could be terminated and future contracting opportunities for government contracts would be limited. Such an event would reduce our revenue and profitability.

Our international operations are subject to a number of risks.

Recently we have expanded our international operations and also continually contemplate the acquisition of companies formed and operating in foreign countries. We have approximately 17,000 employees in Mexico, India, Jamaica, Ghana, the Philippines, Guatemala, Canada, Spain, Malaysia, United Kingdom, Dominican Republic and France, as well as a number of other countries, that primarily support our commercial business process and information technology services. Our international operations and acquisitions are subject to a number of risks. These risks include the possible impact on our operations of the laws of foreign countries where we may do business including, among others, data privacy, laws regarding licensing and labor council requirements. In addition, we may experience difficulty integrating the management and operations of businesses we acquire internationally, and we may have difficulty attracting, retaining and motivating highly skilled and qualified personnel to staff key managerial positions in our ongoing international operations. Further, our international operations are subject to a number of risks related to general economic and political conditions in foreign countries where we operate, including, among others, fluctuations in foreign currency exchange rates, cultural differences, political instability, employee work stoppages or strikes and additional expenses and risks inherent in conducting operations in geographically distant locations. Our international operations may also be impacted by trade restrictions, such as tariffs and duties or other trade controls imposed by the United States or other jurisdictions, as well as other factors that may adversely affect our business, financial condition and operating results. Because of these foreign operations we are subject to regulations, such as those administered by the Department of Treasury's Office of Foreign Assets Controls ("OFAC") and export control regulations administered by the Department of Commerce. Violation of these regulations could result in fines, criminal sanctions against our officers, and prohibitions against exporting, as well as damage to our reputation, which could adversely affect our business, financial condition and operating results.

Armed hostilities and terrorist attacks may negatively impact the countries in which we operate.

Our operations and customers are located throughout the globe, including some politically unstable jurisdictions. Terrorist attacks and further acts of violence or war may cause major instability in the U.S. and other financial markets in which we operate. In addition, armed hostilities and acts of terrorism may directly impact our physical facilities and operations, which are located in North America, Central America, South America, Europe, Africa, Australia, Asia and the Middle East, or those of our clients. These developments subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

A failure to attract and retain necessary technical personnel, skilled management and qualified subcontractors may have an adverse impact on our business.

Because we operate in intensely competitive markets, our success depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified personnel and to subcontract with qualified, competent subcontractors. If we fail to attract, train, and retain sufficient numbers of qualified engineers, technical staff and sales and marketing representatives or are unable to contract with qualified, competent subcontractors, our business, financial condition, and results of operations will be materially and adversely affected. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. Additionally, we may be required to increase our hiring in geographic areas outside of the United States, which could subject us to increased geopolitical and exchange rate risk. Our success also depends on the skills, experience, and performance of key members of our management team. The loss of any key employee or the loss of a key subcontractor relationship could have an adverse effect on our business, financial condition, cash flow, results of operations and prospects.

Risks associated with loans that we service may reduce our profitability and cash flow.

We service (for various lenders and under various service agreements) a portfolio of approximately 2.2 million loans with an outstanding principal balance of approximately $32.5 billion as of June 30, 2007 made under the Federal Family Education Loan Program, which loans are guaranteed by a federal government agency. If a loan is in default, then a claim is made upon the guarantor. If the guarantor denies the claim because of a servicing error, then under certain of the servicing agreements we may be required to purchase the loan from the lender. Upon purchase of the loan, we attempt to cure the servicing errors and either sell the loan back to the guarantor (which must occur within a specified period of time) or sell the loan on the open market to a third party. We are subject to the risk that we may be unable to cure the servicing errors or sell the loan on the open market. Our reserves, which are based on historical information, may be inadequate if our servicing performance results in the requirement that we repurchase a substantial number of loans, which repurchase could have a material adverse impact on our cash flow and profitability.

A disruption in utility or network services may have a negative impact on our business.

Our services are dependent on other companies providing electricity and other utilities to our operating facilities, as well as network companies providing connectivity to our facilities and clients. Since key portions of our business include information technology services and systems integration, we rely on network connectivity at all times. Many of our facilities are located in jurisdictions outside of the United States where the provision of utility services, including electricity and water, may not be consistently reliable. While there are backup systems in many of our operating facilities, an extended outage of utility or network services may have a material adverse effect on our operations, revenues, cash flow and profitability.

Our indemnification obligations may have a material adverse effect on our business.

Many of our contracts, including our agreements with respect to divestitures, include various indemnification obligations. If we are required to satisfy an indemnification obligation, we may have to spend time and cost to defend and settle claims for our indemnities, which may have a material adverse effect on our business, profitability and cash flow.

Other Risks

We have attempted to identify material risk factors currently affecting our business and company. However, additional risks that we do not yet know of, or that we currently think are immaterial, may occur or become material. These risks could impair our business operations or adversely affect revenues, cash flow or profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of June 30, 2007, we have approximately 325 locations in the United States, of which 183 locations are occupied by Commercial operations, 141 locations are occupied by Government operations, and our company-owned facility in Dallas, Texas, which is occupied by primarily Commercial and Corporate functions. We also have 97 locations in 27 other countries, of which 59 locations are occupied by Commercial operations and 38 locations are occupied by Government operations. In addition, we also have employees in client-owned locations. We own approximately 1.2 million square feet of real estate space and lease approximately 8.7 million square feet. The leases expire from calendar years 2007 to 2018 and we do not anticipate any significant difficulty in obtaining lease renewals or alternate space. Our executive offices are located in Dallas, Texas at a company-owned facility of approximately 630,000 square feet, which also houses a host data center and other operations. We believe that our current facilities are suitable and adequate for our current business.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is incorporated by reference from Note 21 to our Consolidated Financial Statements set forth in Part I. Item 8 of this report.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our 2006 Annual Meeting of Stockholders held on June 7, 2007, the following actions were taken:

1. Election of Directors:

Name	For	Withheld
Darwin Deason	103,732,446	44,053,383
Lynn R. Blodgett	103,648,387	44,137,442
John H. Rexford	103,577,212	44,208,617
Joseph P. O'Neill	103,027,875	44,757,954
Frank A. Rossi	103,260,228	44,525,601
J. Livingston Kosberg	103,223,203	44,562,626
Dennis McCuistion	103,444,677	44,341,152
Robert B. Holland, III	103,075,039	44,710,790

Each of the directors were elected by a plurality of the vote and will serve until their respective successors are elected and qualified.

2. Approval of the fiscal year 2007 performance-based incentive compensation provisions for certain of ACS' executive officers.

For	Against	Abstain
126,863,358	6,233,679	779,843

3. Approval of the Special Executive FY07 Bonus Plan for certain of ACS' executive officers.

For	Against	Abstain
128,899,380	4,181,992	792,418

4. Ratification of the appointment of PricewaterhouseCoopers LLP as ACS' Independent Registered Public Accounting Firm of Fiscal Year 2007.

For	Against	Abstain
144,714,978	2,374,117	696,734

5. Approval and adoption of the 2007 Equity Incentive Plan.

For	Against	Abstain
96,559,178	37,670,402	662,963

6. Approval of a policy on an annual advisory vote on executive compensation.

For	Against	Abstain
31,973,748	98,212,485	3,690,482

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is traded on the NYSE under the symbol "ACS." The following table sets forth the high and low sales prices of our Class A common stock for the last two fiscal years as reported on the NYSE.

Year ended June 30, 2007	High	Low
First Quarter	$ 54.16	$ 47.32
Second Quarter	53.85	48.06
Third Quarter	60.63	47.79
Fourth Quarter	61.67	56.30
Year ended June 30, 2006		
First Quarter	55.10	48.46
Second Quarter	61.16	46.91
Third Quarter	63.66	55.14
Fourth Quarter	60.39	46.50

On August 20, 2007, the last reported sales price of our Class A common stock as reported on the NYSE was $50.38 per share. As of that date, there were approximately 54,000 record holders of our Class A common stock and one record holder of our Class B common stock.

Under the terms of our Credit Facility and Senior Notes (each as defined in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations), we are allowed to pay cash dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant. We intend to retain earnings for use in the operation of our business and, therefore, did not pay cash dividends in the fiscal years ended June 30, 2007, 2006 and 2005 and do not anticipate paying any cash dividends in the foreseeable future.

The following table summarizes certain information related to our stock option and employee stock purchase plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of June 30, 2007	Weighted average exercise price of outstanding options, warrants and rights (3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in initial column) as of June 30, 2007
Equity compensation plans approved by security shareholders			
Stock options	12,622,560(1)	$ 44.88	16,164,736(2)
Employee stock purchase plan	N/A	N/A	805,938
Equity compensation plans not approved by security shareholders	—	—	—
Total	12,622,560	$ 44.88	16,970,674

(1) These plans consist of the 1997 Stock Incentive Plan and the 2007 Equity Incentive Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) In June 2007, our stockholders approved the 2007 Equity Incentive Plan which is intended to replace the 1997 Stock Incentive Plan. The shares remaining available as of June 30, 2007 include 14.6 million shares under the 2007 Equity Incentive Plan and 1.5 million shares under the 1997 Stock Incentive Plan, which was discontinued upon approval of the 2007 Equity Incentive Plan, and which shares will expire on December 31, 2007.

(3) Weighted average exercise price of outstanding options, warrants, and rights of $44.88 per share is prior to the repricing of certain options that occurred in the first quarter of fiscal year 2008, as discussed in Notes 21 and 29 to our Consolidated Financial Statements.

Stock option repricing

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Stock Option Repricing* for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Stock option grants

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments Fiscal Year 2007 – *Stock Option Grants* for a discussion of certain stock option grants to executive officers.

Tender Offer

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments – Fiscal Year 2006.

Share Repurchase Programs

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Share Repurchase Programs* for a discussion of our share repurchase programs.

Repurchase activity for the quarter ended June 30, 2007 is reflected in the table below. Please refer to the discussion above for the cumulative repurchases under our previous share repurchase programs.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
April 1 – April 30, 2007	—	$ —	—	$ 1,000,000,000
May 1 – May 31, 2007	—	—	—	1,000,000,000
June 1- June 30, 2007	—	—	—	1,000,000,000
For the quarter ended June 30, 2007	—	$ —	—	$ 1,000,000,000

Performance graph

The graph below compares the total cumulative return of our Class A common stock from June 30, 2002 through June 30, 2007 with the Standard & Poor's 500 Software & Services Index and the Standard & Poor's 500 Stock Index. The graph assumes the investment of $100 on June 30, 2002 and the reinvestment of all dividends. The stock price performance shown on the graph is not necessarily indicative of future stock performance.



ACS
S&P 500 Index
S&P 500 Software & Services Index
180
170
160
150
140
130
120
110
100
90
80
2002
2003
2004
2005
2006
2007

	06/30/02	06/30/03	06/30/04	06/30/05	06/30/06	06/30/07
ACS	100	96	111	108	109	119
S&P 500 Index	100	100	119	126	136	162
S&P 500 Software & Services Index	100	102	120	120	119	145

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. Please see the discussions "Significant Developments – Fiscal Years 2007, 2006 and 2005" in Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of the more significant events, including business combinations, that impact comparability, as well as the Notes to our Consolidated Financial Statements (in thousands, except per share amounts).

	As of and for the fiscal year ended June 30,				
	2007(b)	2006(c)	2005(d)(h)	2004(e)	2003
Results of Operations Data:					
Revenues (a)	$ 5,772,479	$ 5,353,661	$ 4,351,159	$ 4,106,393	$ 3,787,206
Operating income	$ 536,955	$ 617,284	$ 647,484	$ 834,745	$ 508,784
Net income	$ 253,090	$ 358,806	$ 409,569	$ 521,728	$ 298,270
Earnings per share – basic	$ 2.53	$ 2.91	$ 3.21	$ 3.97	$ 2.25
Earnings per share – diluted	$ 2.49	$ 2.87	$ 3.14	$ 3.77	$ 2.13
Weighted average shares outstanding – basic (f)	100,181	123,197	127,560	131,498	132,445
Weighted average shares outstanding – diluted (f)	101,572	125,027	130,556	139,880	143,598
Balance Sheet Data:					
Working capital	$ 839,662	$ 704,158	$ 405,983	$ 406,854	$ 422,022
Total assets	$ 5,982,429	$ 5,502,437	$ 4,850,838	$ 3,907,242	$ 3,698,705
Total long-term debt (g) (less current portion)	$ 2,342,272	$ 1,614,032	$ 750,355	$ 372,439	$ 498,340
Stockholders' equity	$ 2,066,168	$ 2,456,218	$ 2,811,712	$ 2,569,678	$ 2,416,503
Other Data:					
Net cash provided by operating activities (h)	$ 738,378	$ 638,710	$ 739,348	$ 476,209	$ 545,305

(a) Revenues from operations divested through June 30, 2007 were $0.9 million, $104.5 million, $218.6 million, $495.4 million and $966.1 million for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively. Please see the discussion in "Significant Developments – Fiscal Year 2006" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6 to our Consolidated Financial Statements for a discussion of divestiture activity.

(b) During fiscal year 2007 we recorded a non-cash impairment charge of approximately $76.4 million ($48.3 million, net of income tax) related to a change in terms on our contract with the Department of Education. Please see "Significant Developments – Fiscal Year 2007" in Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

(c) Please see "Significant Developments – Fiscal Year 2006" in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2006 results of operations, including the adoption of SFAS 123(R) (defined in Item 7) and the WWS Divestiture (defined in Item 7).

(d) Please see "Significant Developments – Fiscal Year 2005" in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2005 results of operations. During fiscal year 2005, we acquired the human resources consulting and outsourcing business of Mellon Financial Corporation.

(e) During fiscal year 2004 we completed the sale of the majority of our federal business. We recognized a pretax gain of $285.3 million ($182.3 million, net of income tax) in fiscal year 2004.

(f) Please see Notes 16 and 17 to our Consolidated Financial Statements for a discussion of our share repurchase programs and Tender Offer.

(g) During fiscal year 2005, we issued $500 million of Senior Notes (defined in Item 7) and during fiscal year 2006 we entered into a new $800 million Term Loan Facility and $1 billion Revolving Facility (each defined in Item 7). Please see the discussion in "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 12 to our Consolidated Financial Statements for discussion of our credit arrangements.

(h) Please see "Liquidity and Capital Resources" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of items affecting fiscal years 2007, 2006 and 2005 cash flow from operating activities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Such forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance or achievements to be materially different from anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to:

- We have issued debt and have a substantial uncommitted facility available to us. Our debt service cost could limit cash flow available to fund our operations, and may limit our ability to obtain further debt or equity financing;
- Alleged defaults and purported acceleration of our Senior Notes, if upheld in litigation, could have a negative impact on our cash flow and divert resources that could otherwise be utilized in our business operations;
- The complexity of regulatory environments in which we operate has increased and may continue to increase our costs;
- We are subject to the oversight of the SEC and other regulatory agencies and investigations by those agencies could divert management's focus and could have a material adverse impact on our reputation and financial condition;
- Reductions of our credit rating may have an adverse impact on our business;
- A decline in revenues from or a loss of significant clients could reduce our profitability and cash flow;
- Our ability to recover capital investments in connection with our contracts is subject to risk;
- We have non-recurring revenue, which subjects us to a risk that our revenues from year to year may fluctuate;
- The markets in which we operate are highly competitive and we may not be able to compete effectively;
- We may not be able to make acquisitions that will complement our growth;
- A failure to properly manage our operations and our growth could have a material adverse effect on our business;
- Our Government contracts are subject to termination rights, audits and investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts;
- We may incur delays in signing and commencing new business as the result of protests of government contracts that we are awarded;
- The exercise of contract termination provisions and service level penalties may have an adverse impact on our business;
- Some of our contracts contain fixed pricing or benchmarking provisions that could adversely affect our operating results and cash flow;
- Claims associated with our actuarial consulting and benefit plan management services could negatively impact our business;
- The loss of or change in our significant software vendor relationships could have a material adverse effect on our business;
- We may be subject to claims of infringement of third-party intellectual property rights which could adversely affect our business;
- We are subject to United States and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations;
- We are subject to breaches of our security systems;
- Budget deficits and/or fluctuations in the number of requests for proposals issued by state and local governments and their agencies may adversely impact our business;
- Our international operations are subject to a number of risks;
- Armed hostilities and terrorist attacks may negatively impact the countries in which we operate;
- A failure to attract and retain necessary technical personnel, skilled management and qualified subcontractors may have an adverse impact on our business;
- Risks associated with loans that we service may reduce our profitability and cash flow;
- A disruption in utility or network services may have a negative impact on our business;
- Our indemnification obligations may have a material adverse effect on our business.

For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of this Annual Report on Form 10-K for the fiscal year ended June 30, 2007, and other reports from time to time filed with or furnished to the SEC. We disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statement.

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, we believe that certain non-GAAP financial measures and ratios, used in managing our business, may provide users of this financial information with additional meaningful comparisons between current results and prior reported results. Certain of the information set forth herein and certain of the information presented by us from time to time (including free cash flow and internal revenue growth) may constitute non-GAAP financial measures within the meaning of Regulation G adopted by the SEC. We have presented herein and we will present in other information we publish that contains any of these non-GAAP financial measures a reconciliation of these measures to the most directly comparable GAAP financial measure. The presentation of this additional information is not meant to be considered in isolation or as a substitute for comparable amounts determined in accordance with GAAP.

Overview

We derive our revenues from delivering comprehensive business process outsourcing and information technology services solutions to commercial and government clients. A substantial portion of our revenues is derived from recurring monthly charges to our clients under service contracts with initial terms that vary from one to ten years. We define recurring revenues as revenues derived from services that our clients use each year in connection with their ongoing businesses, and accordingly, exclude software license fees, short-term contract programming and consulting engagements, product installation fees, and hardware and software sales. However, as we add, through acquisitions or new service offerings, consulting or other services to enhance the value delivered and offered to our clients, which are primarily short-term in nature, we may experience variations in our mix of recurring versus non-recurring revenues. Since inception, our acquisition program has resulted in growth and diversification of our client base, expansion of services and products offered, increased economies of scale and geographic expansion.

Management focuses on various metrics in analyzing our business and its performance and outlook. One such metric is our sales pipeline, which was approximately $1.7 billion of annual recurring revenues as of June 30, 2007. Our sales pipeline is a qualified pipeline of deals with signings anticipated within the next six months and excludes deals with annual recurring revenue over $100 million. Both the commercial and government pipelines have significant, quality opportunities across multiple lines of business and in multiple vertical markets, including opportunities in business process outsourcing, human resources outsourcing, commercial and government healthcare and transportation services, including international opportunities, commercial and government information technology services and federal government services. We analyze the cash flow generation qualities of each deal in our pipeline and make decisions based on its cash return characteristics. While the magnitude of our sales pipeline is an important indicator of potential new business signings and potential future internal revenue growth, actual new business signings and internal revenue growth depend on a number of factors including the effectiveness of our sales pursuit teams, competition for a deal, deal pricing and other risks described further in Item 1A. Risk Factors.

We use internal revenue growth as a measure of the organic growth of our business. Internal revenue growth is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations. At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and revenues from the acquired company, either above or below that amount are components of "internal growth" in our calculation. We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies.

Management analyzes new business signings on a trailing twelve month basis as it is generally a better indicator of future growth than quarterly new business signings which can vary due to timing of contract execution. We define new business signings as annual recurring revenue from new contracts, including the incremental portion of renewals, signed during the period and represent the estimated first twelve months of revenue to be recorded under that contract after full implementation. We use new business signings as additional measures of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for new business signings are measured under GAAP. There are no third party standards or requirements governing the calculation of new business signings and our measure may not be comparable to similarly titled measures of other companies. During fiscal year 2007 we signed approximately $607 million of annual recurring revenue and estimated total contract value of $2.8 billion. We define total contract value as the estimated total revenues from contracts signed during the period and represents estimated total revenue over the term of the contract. We use total contract value as an additional measure of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for annual recurring revenue and total contract value are measured under GAAP.

Renewal rates are a key indicator of client satisfaction. We calculate our renewal rate based on the total annual recurring revenue of renewals won as a percentage of total annual recurring revenue of all renewals sought. During fiscal year 2007, we renewed approximately 94% of total renewals sought totaling approximately $869 million of annual recurring revenue with a total contract value of approximately $2.4 billion. Average contract life for renewals typically varies between our government and commercial segments, with the average contract life of renewals in the government segment often shorter than those in the commercial segment.

While we track renewal rates on a quarterly basis, we believe it is appropriate to analyze our renewal rates on an annual basis due to the timing of renewal opportunities.

We compete for new business in the competitive information technology services and business process outsourcing markets. The overall health of these markets and the competitive environment can be determined by analyzing several key metrics. One such metric is the overall expected operating margin of our new business signings which is a good indicator of our expected future operating margin given the long-term nature of our customer contracts. We are seeing that the overall expected operating margin of new business signings is consistent with our historical operating margin. We focus on the expected operating margins of the new business we are signing to ensure the operating margins we expect to generate are commensurate with the capital intensity of the new business opportunity, the risk profile of the services we are providing and the overall return on capital.

We monitor the capital intensity, defined as capital expenditures and additions to intangible assets, of new business signings. Understanding the capital intensity of new business signings is helpful in determining the future free cash flow generating levels of our business. Historically, the capital intensity in our business has ranged between 5 to 7%. During fiscal year 2007, the overall capital intensity of our business was approximately 6%. During fiscal year 2006, the overall capital intensity of our business was 8% due to approximately $60 million in investments that we made in certain areas of our business. These investments included investments related to integrating the Acquired HR Business (defined below) and expanding our human resources outsourcing technology platform; investments made in our Government healthcare technology platforms; the expansion of our data center capacity with the addition of a new data center and investments to increase global production both in existing locations and new geographies. The expected capital intensity of new business signings during fiscal year 2007 was consistent with our historical range. We believe the expected capital intensity range of our new business signings reflects a healthy competitive environment and the related risks we are taking with respect to our new business process outsourcing business and information technology services business.

Retaining and training our employees is a key ingredient to our historical success and will continue to be a major factor in our future success. We consistently review our employee retention rates on a regional and global basis to ensure that we are competitive in hiring, retaining and motivating our employees. We perform benchmarking studies against some markets in which we compete to ensure our competitiveness in compensation and benefits and utilize employee surveys to gauge our employees' level of satisfaction. We provide our employees ongoing technological, management, financial and leadership training and will continue to do so to develop our employees and remain competitive. We utilize activity based compensation as a means to motivate certain of our employees in both segments of our business and anticipate increasing our use of activity based compensation in fiscal year 2008. We believe our use of activity based compensation is a competitive advantage for ACS.

2008 Outlook

As a premier provider of business process outsourcing and information technology services, we believe we are well positioned to benefit from commercial and governmental entities' demand to outsource non-core, mission-critical back office functions. Demand for commercial business process and information technology services is expected to remain healthy during fiscal year 2008. However, we believe that our ability to compete for new business may be impacted by the uncertainty surrounding our future ownership structure. Areas of strong demand in the Commercial segment include transactional business process outsourcing, multi-scope human resources outsourcing, finance and accounting outsourcing, customer care outsourcing and traditional information technology services. We also anticipate healthy demand for our government services. In addition to the areas that we have marketed historically, such as government healthcare, municipal services, electronic payment services and transportation services and solutions, we continue to believe that government entities could benefit from our commercial best practices around such areas as eligibility administration, human resources outsourcing, customer care and finance and accounting outsourcing. From a geographic perspective, we believe that there will continue to be strong demand in the United States and expect to see more business process outsourcing opportunities in Europe and abroad.

In order to capitalize on opportunities in these markets, we will continue to make certain investments and reorganizations in our business in fiscal year 2008. During fiscal 2007, we completed strategic acquisitions in specific segments of our business including the learning outsourcing component of human resources outsourcing, the cost recovery and credit balance auditing segments of commercial healthcare markets, information systems consulting and integration market, and the integrated eligibility market. These acquisitions should allow us to capitalize on strong demand in these vertical markets. During fiscal year 2006, we performed a critical review of our operations and restructured certain operations and shed non-core businesses. We continued our restructuring activities in fiscal year 2007, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions in that period. We believe that these restructuring activities will help us better compete in the diverse markets that we serve.

In the Commercial segment, our primary goal for fiscal 2008 is to increase internal revenue growth. We believe we will be able to accomplish this goal with our existing and future changes to our organizational structure, deepening our relationships with our clients and utilizing our operational and process re-engineering skills. We intend to pursue strategic acquisitions to build upon our existing service capabilities, expand our service offerings and increase our service innovation. We expect to strengthen our organization by promoting leaders from within the Company as well as recruiting top industry talent. We also plan to increase our penetration of low-cost delivery locations outside the United States. In the Government segment, we expect to expand our innovative solutions and platforms, including our software solutions for the state Medicaid market. We expect to leverage our existing broad international presence and subject matter expertise in the transportation services market to markets beyond transportation. We believe we can expand our existing solutions in the property, public safety and judicial markets for solutions that we can utilize globally. In both segments, we plan to deepen our use of incentive based compensation.

Significant Developments

Review of Stock Option Grant Practices
On March 3, 2006, we received notice from the Securities and Exchange Commission that it was conducting an investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006, we received requests from the SEC for information on all of our stock option grants since 1994. We have been providing supplemental information to the SEC on a voluntary basis following the initial SEC requests. Subsequent to May 10, 2007, the date of our last quarterly filing with the Commission, the Company has learned that the SEC obtained a formal order of investigation in this matter in August 2006. We are continuing to cooperate with the SEC's investigation.

Restructuring Activities
During fiscal year 2006, we began a comprehensive assessment of our operations, including our overall cost structure, competitive position, technology assets and operating platform and foreign operations. As a result, we began certain restructuring initiatives and activities that are expected to enhance our competitive position in certain markets, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions. As of June 30, 2007, approximately 2,500 employees have been involuntarily terminated as a result of these initiatives, consisting primarily of offshore processors and related management; however, we anticipate that a majority of these positions would be migrated to lower cost markets. We anticipate the costs savings related to these involuntary terminations will be approximately $129 million ($97 million related to terminations in fiscal year 2007) of wages and benefits per year; however, some of the cost savings from these involuntary terminations will be reinvested in subject matter experts, project management talent and sales personnel as we look to further promote those lines of businesses that reflect the greatest potential for growth. Our assessment activities are ongoing and may result in further restructuring and related charges, the amount and timing of which cannot be determined at this time.

In our Commercial segment, we began an assessment of the cost structure of our global production model, particularly our offshore processing activities. We identified offshore locations in which our labor costs were no longer competitive or where the volume of work processed by the site no longer justifies retaining the location, including one of our Mexican facilities. In connection with this assessment, we recorded restructuring charges for involuntary termination of employees related to the closure of those duplicative facilities or locations of $6.5 million and $5.5 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income, and $2.4 million and $4.7 million for the years ended June 30, 2007 and 2006, respectively, for impairments of duplicative technology equipment and facility costs, facility shutdown and other costs, which are reflected as part of total operating expenses in our Consolidated Statements of Income. We plan to further penetrate offshore labor markets. We expect these activities will consolidate our global production activities and enhance our competitive position.

In our Government segment, we began an assessment of our competitive position, evaluated our market strategies and the technology used to support certain of our service offerings. We began to implement operating practices that we utilize in our Commercial segment, including leveraging our proprietary workflow technology and implementing activity based compensation, which is expected to reduce our operating costs and enhance our competitive position. In connection with these activities, we recorded restructuring charges for involuntary termination of employees of $0.7 million and $1 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income. In fiscal year 2007, we recorded $0.5 million of costs related to the consolidation of solution development groups within the Government segment, which is reflected in total operating expenses in our Consolidated Statements of Income. In fiscal year 2006, we recorded $1.6 million for asset impairment and other charges, principally for duplicative software as a result of recent acquisition activity, which is reflected in total operating expenses in our Consolidated Statements of Income. As discussed below, we completed the WWS Divestiture, which allows us to focus on our technology-enabled business process outsourcing and information technology service offerings.

The following table summarizes the activity for the accrual for involuntary termination of employees for the year ended June 30, 2007 and 2006 (in thousands) exclusive of the Acquired HR Business:

	Fiscal year ending June30,	
	2007	2006
Beginning balance	$ 899	$ —
Accruals	7,185	6,500
Payments	(7,191)	(5,601)
Ending balance	$ 893	$ 899

The June 30, 2007 accrual for involuntary termination of employees is expected to be paid in fiscal year 2008 from cash flows from operating activities.

We substantially completed the integration of the Acquired HR Business in the fourth quarter of fiscal year 2006. The integration included the elimination of redundant facilities, marketing and overhead costs, and the consolidation of processes from the historical cost structure of the acquired organization. The liabilities recorded at closing for the Acquired HR Business include $22.3 million in involuntary employee termination costs for employees of the Acquired HR Business in accordance with Emerging Issues Task Force Issue No. 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." The following table summaries the activity for the accrual for involuntary termination of employees for the years ended June 30, 2007, 2006 and 2005 (in thousands):

	Fiscal year ending June 30,		
	2007	2006	2005
Beginning balance	$ 3,521	$ 20,495	$ —
Accrual recorded at acquisition	—	—	22,264
Excess accrual credited to goodwill	(1,678)	(3,116)	—
Payments	(1,441)	(13,858)	(1,769)
Ending balance	$ 402	$ 3,521	$ 20,495

The remaining accrual is expected to be paid out in the first quarter of fiscal year 2008 from cash flows from operating activities.

In our Corporate segment, we determined that the costs related to the ownership of a corporate aircraft outweighed the benefits to the Company. During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These proceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our Consolidated Statements of Cash Flows. We recorded an asset impairment charge of $4.7 million in the year ended June 30, 2006 related to the sale of our corporate aircraft, which is reflected in other operating expenses in our Consolidated Statements of Income.

Significant Developments – Fiscal Year 2007

Potential Sale of the Company

On March 20, 2007, we received a proposal from Darwin Deason, our Chairman, and Cerberus Capital Management, L.P. ("Cerberus"), on behalf of certain funds and accounts managed by it or its affiliates to acquire all of the outstanding shares of the Company for $59.25 per share in cash, other than certain shares and options held by Mr. Deason and members of our management team. On April 21, 2007, we received a revised proposal from Mr. Deason and Cerberus to acquire, for a cash purchase price of $62 per share, all of the outstanding shares of our common stock, other than certain shares and options held by Mr. Deason and members of our management team that would be rolled into equity securities of the acquiring entity in connection with the proposed transaction.

Our Board of Directors has appointed a special committee of independent directors (the "Special Committee") to evaluate our strategic alternatives, including the proposal from Mr. Deason and Cerberus, and expects to make a recommendation to the Board of Directors following its consideration of all strategic alternatives, including the proposal and all others received, in due course. The Special Committee has engaged its own legal counsel and financial advisors to assist in its review.

On June 10, 2007, we announced that we entered into a Waiver Agreement dated June 10, 2007 with Darwin Deason and Cerberus to suspend the Exclusivity Agreement between Mr. Deason and Cerberus so that the Company, under the direction of the Special Committee of independent directors, can conduct a process to consider the sale of the Company that it considers to be in the best interests of the Company and its stockholders.

On August 10, 2007, we announced the suspension of the Exclusivity Agreement between Darwin Deason and Cerberus expired at 11:59 p.m. on August 9, 2007. The Exclusivity Agreement is now in effect and is scheduled to expire on November 14, 2007.

However, in light of the current conditions of the credit markets, the Special Committee is in discussions with Cerberus and Mr. Deason regarding an extension of the suspension of the Exclusivity Agreement. In addition, the Special Committee is continuing to have discussions with respect to strategic alternatives. There can be no assurance of any particular outcome.

We recognized approximately $4 million in legal and other costs related to this potential transaction and $1.9 million related to shareholder derivative lawsuits related to this potential transaction in fiscal year 2007.

New Business
During fiscal year 2007, we signed contracts with new clients and incremental business with existing clients representing $607 million of annualized recurring revenue and an estimated $2.8 billion in total contract value. The Commercial segment contributed 64% of the new contract signings (based on annual recurring revenues) including contracts with Sprint/Nextel, GlaxoSmithKline, Anthem and Verizon. The Government segment contributed 36% of the new contract signings (based on annual recurring revenues) including contracts to provide eligibility services to the State of Indiana, install a toll system for the Florida Department of Transportation and a contract with Florida Healthy Kids Corporation.

Acquisitions
In July 2006, we completed the acquisition of Primax Recoveries, Inc. ("Primax"), one of the industry's oldest and largest health care cost recovery firms. The transaction was valued at approximately $40 million, plus related transaction costs excluding contingent consideration of up to $10 million based upon future financial performance and was funded from cash on hand and borrowings on our Credit Facility (defined in Liquidity and Capital Resources below). During fiscal year 2007, we accrued $10 million of contingent consideration which was earned during the year and is expected to be paid out in the first half of fiscal year 2008. This acquisition expanded our healthcare payor offering to include subrogation and overpayment recovery services to help clients improve profitability while maintaining their valued relationships with plan participants, employers and providers. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 12, 2006.

In October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"), an information technology solutions company offering an array of SAP software services. Systech's services include SAP consulting services, systems integration and custom application development and maintenance. The transaction was valued at approximately $63.8 million plus contingent payments of up to $40 million based on future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. This acquisition enhanced our position as a comprehensive provider of SAP services across numerous markets. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, October 2, 2006.

In April 2007, we acquired CDR Associates, LLC ("CDR"), a leading provider of credit balance audit recovery and software services to healthcare payors, providers and state Medicaid agencies. The purchase price of $27.2 million, plus transaction costs excluding contingent consideration of up to $15 million based upon future financial performance, was funded from cash on hand and borrowings under our Credit Facility. We believe this acquisition strengthens our position as a BPO provider to the healthcare industry. The acquisition expands our service mix in the healthcare payor and provider markets and provides a platform to bridge the gap between the payor and provider communities. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, April 3, 2007.

In April 2007, we acquired certain assets of Albion, Inc. ("Albion"), a company specializing in integrated eligibility software solutions. The purchase price of $30.9 million, plus related transaction costs, was funded through a combination of cash on hand and borrowings under our Credit Facility. The acquisition enables us to address key health and human services challenges facing state and local government clients, including: expensive legacy systems; a need for cost effectiveness; and a client-centered approach to service delivery. The acquired proprietary @Vantage software addresses these clients' challenges while meeting federal financial support requirements for a commercial, off-the-shelf ("COTS") solution. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, April 25, 2007.

We completed two other small acquisitions in fiscal year 2007, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Departure of Executive Officers
Please see Note 23 to our Consolidated Financial Statements for a discussion of the departure of our executive officers during fiscal year 2007.

Credit Arrangements
Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources — *Credit Facility* for a discussion of the amendments, consents and waivers we have received from the lenders under our Credit Facility.

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources — *Senior Notes* for a discussion of the declaratory action with respect to the alleged default and purported acceleration of our Senior Notes.

Sale of Minority Interests in a Professional Services Business
In fiscal year 2007, we sold our minority interests in a professional services company, which was accounted for under the equity method, for approximately $19 million. We recorded a gain on the sale of our minority interests of approximately $8.2 million ($5.3 million, net of income tax) in other non-operating (income) expense, net.

Share Repurchase Programs
Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Share Repurchase Programs* for a discussion of our share repurchases during fiscal year 2007.

Stock Option Grants
Please see Note 16 to our Consolidated Financial Statements for a discussion of certain fiscal year 2007 stock option grants to executive officers.

Please see *Subsequent Events* below for a discussion of our July 2007 stock option grant to certain executive officers.

Stock Option Repricing
Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Stock Option Repricing* for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Contract with the Department of Education
We have provided loan servicing for the Department of Education's (the "Department") Direct Student Loan program for over ten years. In 2003, the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of student loan processing services for the Department, allowing the Department to increase loan servicing quality while saving overall program costs. In November 2003, the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract. Annual revenues from this contract represent approximately 4% of our fiscal year 2007 revenues.

In May 2007, we and the Department agreed to cease development of certain software contemplated under the CSB contract. At that time, we had implemented approximately $39 million of internally developed software into the current production system. As a result of the decision to cease development, we recorded a non-cash impairment charge of approximately $76.4 million (approximately $48.3 million, net of income tax) related to in-process capitalized development costs.

Government Healthcare Contract
In April 2004, we were awarded a contract by the North Carolina Department of Health and Human Services ("DHHS") to replace and operate the North Carolina Medicaid Management Information System ("NCMMIS"). There was a protest of the contract award; however, DHHS requested that we commence performance under the contract. One of the parties protesting the contract has continued to seek administrative and legal relief to set aside the contract award. However, we continued our performance of the contract at the request of DHHS. On June 12, 2006, we reported that contract issues had arisen and each of ACS and DHHS alleged that the other party has breached the contract. The parties entered into a series of standstill agreements in order to permit discussion of their respective issues regarding the contract and whether the contract would be continued or terminated. On July 14, 2006, the DHHS sent us a letter notifying us of the termination of the contract. We filed in the General Court of Justice, Superior Court Division, in Wake County, North Carolina, a complaint and motion to preserve records related to the contract. Subsequent to the filing of the complaint, North Carolina produced records and represented to the Court that all records had been produced, after which the complaint was dismissed. In a letter dated August 1, 2006, DHHS notified us of its position that the value of reductions in compensation assessable against the compensation otherwise due to us under the contract is approximately $33 million. On August 14, 2006, we provided a

detailed response to that August 1, 2006 letter contending that there should be no reductions in compensation owed to us. Also, on August 14, 2006 and in accordance with the contract, we submitted our Termination Claim to DHHS seeking additional compensation of approximately $27.1 million. On January 22, 2007, we filed a complaint in the General Court of Justice, Superior Court Division, in Wake County, North Carolina against DHHS and the Secretary of DHHS seeking to recover damages in excess of $40 million that we have suffered as the result of actions of DHHS and its Secretary. Our claim was based on breach of contract; breach of implied covenant of good faith and fair dealing; breach of warranty; and misappropriation of our trade secrets. In the complaint we also requested the court to grant a declaratory judgment that we were not in default under the contract; and a permanent injunction against the State from using our proprietary materials and disclosing our proprietary material to third parties. During the fourth quarter of fiscal year 2006, we recorded a charge of approximately $4.0 million, of which $3.9 million was charged to revenue, related to our assessment of realization of amounts previously recognized for the North Carolina MMIS contract.

On March 22, 2007, we settled all issues with DHHS. Pursuant to the settlement, DHHS rescinded its June 6, 2006 notice of intent to terminate the NCMMIS contract and its July 14, 2006 notice of termination and the parties agreed to a mutual termination of the contract. We agreed, as part of the settlement, to license to DHHS certain work product we produced in connection with the NCMMIS contract and DHHS has agreed to pay us the aggregate amount of $10.5 million in four installments beginning on or before March 31, 2007 and ending on or before June 30, 2008. We recognized $3.4 million in revenue in the third quarter of fiscal year 2007 related to this settlement. In addition, we have entered into several new contracts, with terms of two years, to provide new services to DHHS and will be compensated based on achieving certain levels of cost savings.

Subsequent Events

Stock Option Repricing

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Stock Option Repricing* for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Stock Option Grants

During the December 9, 2006 Compensation Committee meeting, it was recognized that the grants made to Mr. Blodgett and Mr. Rexford were for a number of shares that were less than the number of shares that would have been normally granted to a new CEO and new CFO because of the limited number of options remaining available under the 1997 Stock Incentive Plan. The Compensation Committee noted that it should consider a future grant to supplement the number of options made in the earlier grant so that the aggregate number of shares granted to Mr. Blodgett and Mr. Rexford would be equal to the number that would normally be granted to a new CEO and new CFO. To accomplish this purpose, at a meeting on July 2, 2007, the Committee approved option grants (the "Grants") to Lynn Blodgett to purchase 60,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan and to John Rexford to purchase 25,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan, subject to the waiver of the Stock Option Grant Policy by the Board of Directors, which occurred on July 9, 2007 and on which date the Grants became effective.

Significant Developments – Fiscal Year 2006

Review of Stock Option Grant Practices

Please see Note 21 to our Consolidated Financial Statements for a discussion of the results of our internal investigation of our stock option grant practices during the second quarter of fiscal year 2007 and the restatement of our Consolidated Financial Statements.

New Business

During fiscal year 2006, we signed contracts with new clients and incremental business with existing clients representing $762.2 million of annualized recurring revenue. The Commercial segment contributed 73% of the new contract signings (based on annual recurring revenues) including contracts with Sprint, T-Mobile, MeadWestvaco, Humana, Kaiser Permanente, Verizon Wireless, Unum Provident and Aetna. The Government segment contributed 27% of the new contract signings (based on annual recurring revenues) including contracts with the State of Maryland and Texas Health and Human Services Commission.

Stock-based Compensation

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in its financial statements. We adopted SFAS 123(R) on a prospective basis beginning July 1, 2005 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. Prior to July 1, 2005, we followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for our stock-based compensation plans.

The adoption of SFAS 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in our accounting for stock-based compensation awards, including recording stock-based compensation expense and the related deferred income tax benefit on a prospective basis and reflecting the excess tax benefits from the exercise of stock-based compensation awards in cash flows from financing activities.

The adoption of SFAS 123(R) resulted in the recognition of compensation expense of $35 million ($22.9 million, net of deferred income tax benefits), or $0.19 per basic share and $0.18 per diluted share, in wages and benefits in the Consolidated Statements of Income for the year ended June 30, 2006. In accordance with the modified prospective application method of SFAS 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs as determined under SFAS 123.

In periods ending prior to July 1, 2005, the income tax benefits from the exercise of stock options were classified as net cash provided by operating activities pursuant to Emerging Issues Task Force ("EITF") Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." However, for periods ending after July 1, 2005, pursuant to SFAS 123(R), the income tax benefits exceeding the recorded deferred income tax benefit and any pre-adoption "as-if" deferred income tax benefit from stock-based compensation awards (the excess tax benefits) are required to be reported in net cash provided by financing activities. For the year ended June 30, 2006, excess tax benefits from stock-based compensation awards of $14.3 million were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. During fiscal year 2005, income tax benefits from the exercise of stock options of $20.1 million were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows. However, had SFAS 123(R) been in effect for fiscal year 2005, the portion of those income tax benefits that would have been characterized as excess tax benefits and reported as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows would have been $14.1 million.

Acquisitions

In May 2006, we completed the acquisition of Intellinex, LLC ("Intellinex"), an Ernst & Young LLP enterprise specializing in integrated learning solutions. The transaction was valued at approximately $75.6 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. This acquisition provides us with a global technology platform that we can leverage to deliver learning services to existing and potential clients, key management talent in the learning BPO markets, expanded content development and delivery capabilities and a broader presence in the rapidly growing learning BPO market. This acquisition should also allow us to better compete on multi-scope human resources BPO opportunities that include a learning component. We will also leverage this acquisition to develop and implement learning content and programs for our employees. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, June 1, 2006.

In December 2005, we completed the acquisition of the Transport Revenue division of Ascom AG ("Transport Revenue"), a Switzerland based communications company. Transport Revenue consists of three business units: fare collection, airport parking solutions and toll collection, with office locations across nine countries. The transaction was valued at approximately $100.5 million plus related transaction costs and was funded from borrowings under our Prior Facility (as defined below). We also paid a net working capital settlement of approximately $13.6 million which was funded from cash on hand and borrowings under our Credit Facility (defined below). This acquisition launched us into the international transportation services industry and expanded our portfolio in the transit and parking payment markets and adds toll collection customers to our existing customer base. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, December 1, 2005.

In July 2005, we completed the acquisition of LiveBridge, Inc. ("LiveBridge"), a customer care service provider primarily serving the financial and telecommunications industries. The transaction was valued at approximately $32 million plus a working capital adjustment of $2.5 million, excluding contingent consideration of up to $32 million based upon future financial performance, and was funded from cash on hand and borrowings under our Prior Facility (defined below). In fiscal year 2007, we paid $18.1 million of contingent consideration which was earned during the year. This acquisition expanded our customer care service offerings in the finance and telecommunications industries and extended our global capabilities and operations by adding operational centers in Canada, India and Argentina. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 1, 2005.

We completed two other small acquisitions in fiscal year 2006, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Sale of Government Welfare-to-Workforce Services Business
In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture") to Arbor E&T, LLC ("Arbor"), a wholly owned subsidiary of ResCare, Inc., for approximately $69 million, less transaction costs. The proceeds were collected in the third quarter of fiscal year 2006. Assets sold were approximately $31.6 million and liabilities assumed by Arbor were approximately $0.2 million, both of which were included in the Government segment. We retained the net working capital related to the WWS Divestiture. We recognized a pretax gain of $2.5 million ($1.5 million, net of income tax) and $33.5 million ($20.1 million, net of income tax) in fiscal years 2007 and 2006, respectively, upon the assignment of customer contracts to Arbor. The after tax proceeds from the divestiture were primarily used for general corporate purposes.

Revenues from the WWS Divestiture were $0.9 million, $104.2 million and $218 million for fiscal years 2007, 2006 and 2005, respectively. Operating (loss) income from the WWS Divestiture, excluding the gain on sale, was ($0.6 million), $6.4 million and $11.5 million for fiscal years 2007, 2006 and 2005, respectively. Fiscal year 2006 operating loss included the following: a provision for estimated litigation settlement related to the WWS Divestiture; and a provision for uncollectible accounts receivable due to a change in our estimate of collectibility of the retained outstanding receivables. Total provisions recorded in fiscal year 2006 were $3.3 million ($2.1 million, net of income tax).

In the fourth quarter of fiscal year 2006, we completed the sale of a subsidiary related to the operations of the WWS Divestiture and recorded a loss on the sale of approximately $0.6 million ($1.0 million, net of income tax) and related charges of $0.2 million ($0.1 million, net of income tax).

The welfare-to-workforce services business is no longer strategic or core to our operating philosophy. These divestitures allow us to focus on our technology-enabled business process outsourcing and information technology service offerings.

Share Repurchase Programs
Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Share Repurchase Programs* for a discussion of our share repurchases during fiscal year 2006.

Tender Offer
On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility (defined below). Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Voting Rights of Our Chairman
In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage amount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitation in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class B shares shall, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B shares have ten votes per share).

As the result of the purchase of approximately 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase in voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%.

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held by Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increase in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class A shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in any future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program).

Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors, consisting of independent directors, have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q filed February 9, 2006.

Departure of Executive Officer
Please see Note 23 to our Consolidated Financial Statements for a discussion of the departure of Jeffery A. Rich, former Chief Executive Officer during fiscal year 2006.

Credit Agreement
On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $2 billion (as of June 30, 2007), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"). Proceeds from advances under the Credit Facility are used to fund our Tender Offer, for general corporate purposes, to fund share repurchase programs and to fund acquisitions.

Please see "Liquidity and Capital Resources" for further discussion of our credit arrangements.

Other
In January 2006, we announced that unsolicited discussions with a group of private-equity investors regarding a possible sale of the company had ended. We had considered alternatives to enhance shareholder value including the discussions with a group of private-equity investors, as well as the possible dual class recapitalization proposal described in our September 30, 2005 proxy statement.

Significant Developments – Fiscal Year 2005

New Business
During fiscal year 2005, we signed contracts with new clients and incremental business with existing clients representing $700.2 million of annualized recurring revenue, which included $22.8 million related to the WWS Divestiture in fiscal year 2006. Excluding the $22.8 million related to the WWS Divestiture, the Commercial segment contributed 76% of the new contract signings (based on annual recurring revenues), including contracts with Nextel Partners to provide expanded customer care services and Chubb & Sons Corporation to provide information technology and human resource services. Excluding the $22.8 million related to the WWS Divestiture, the Government segment contributed 24% of the new contract signings (based on annual recurring revenues), including contracts with the State of Texas to support the statewide roll-out of the Medicaid Primary Care Case Management, Center for Medicare and Medicaid Services for the Medicare-approved Transitional Assistance Card for Long Term Care Residents, and New Jersey's Child Support Program to provide payment processing and debit card services.

Acquisitions
In May 2005, we completed the acquisition of the human resources ("HR") consulting and outsourcing businesses of Mellon Financial Corporation ("Acquired HR Business"). The Acquired HR Business provides consulting services, benefit plan administration services, and multi-scope HR outsourcing services. The transaction was valued at approximately $405 million, plus related transaction costs and was initially funded from borrowings under our Prior Facility (as defined below). In fiscal year 2006, we paid a net working capital settlement of $19.6 million which was funded from cash on hand and borrowings under our Prior Facility. This acquisition made us a stronger competitor in the end-to-end human resources marketplace and strengthened our position as a global provider of business process outsourcing services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, May 1, 2005.

In January 2005, we completed the acquisition of Superior Consultant Holdings Corporation ("Superior"), acquiring all of the issued and outstanding shares of Superior through a cash tender offer, which was completed on January 25, 2005, and subsequent short-form merger, at a purchase price of $8.50 per share. Superior provides information technology consulting and business process outsourcing services and solutions to the healthcare industry. The transaction was valued at approximately $122.2 million (including payment of approximately $106 million for issued and outstanding shares, options, and warrants and additional amounts for debentures and other payments) plus related transaction costs and was funded from borrowings under our Prior Facility. This acquisition expanded our provider healthcare subject matter expertise, as well as provided experience with major hospital information systems and additional healthcare management talent. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 25, 2005.

In August 2004, we acquired BlueStar Solutions, Inc. ("BlueStar"), an information technology outsourcer specializing in applications management of packaged enterprise resource planning and messaging services. The transaction was valued at approximately $73.5 million, plus related transaction costs. The transaction value includes $6.4 million attributable to the 9.2% minority interest we held in BlueStar prior to the acquisition; therefore, the net purchase price was approximately $67.1 million. Of this amount, approximately $61 million was paid to former BlueStar shareholders by June 30, 2005 and was funded from borrowings under our then existing credit facility and cash on hand. The remaining purchase price of approximately $6 million was paid in the first quarter of fiscal year 2006. The acquisition of BlueStar improved our existing information technology services with the addition of applications management and messaging services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, August 26, 2004.

In July 2004, we acquired Heritage Information Systems, Inc. ("Heritage"). Heritage provides clinical management and pharmacy cost containment solutions to 14 state Medicaid programs, over a dozen national commercial insurers and Blue Cross Blue Shield licensees and some of the largest employer groups in the country. The transaction was valued at approximately $23.1 million plus related transaction costs, excluding contingent consideration of up to $17 million maximum based upon future financial performance, and was funded from borrowings under our then existing credit facility and cash on hand. During fiscal year 2005, we accrued $6 million of contingent consideration, which was earned during the year. This amount was paid in the first quarter of fiscal year 2006. During fiscal year 2007, we accrued $11 million of contingent consideration, which was earned during the year and is expected to be paid in the first quarter of fiscal year 2008. This acquisition enhanced our clinical management and cost containment service offerings. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, July 1, 2004.

We completed two other small acquisitions in fiscal year 2005, which are included in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Credit Arrangements
On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes"). The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility.

On October 27, 2004, we entered into a $1.5 billion, Five Year Competitive Advance and Revolving Credit Facility Agreement with JPMorgan Chase Bank, as Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and a syndication of 19 other lenders (the "Prior Facility"). Proceeds from advances under the Prior Facility were used for general corporate purposes, to fund acquisitions and for repurchases under our share repurchase programs. A portion of the proceeds of the Revolving Facility was used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility.

Please see "Liquidity and Capital Resources" for further discussion of our credit arrangements.

Derivative and Hedging Activities
Please see "Liquidity and Capital Resources – *Derivatives and hedging activities*" below for a discussion of our interest rate hedge related to our Senior Note issuance.

Share Repurchases
Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – *Share Repurchase Programs* for a discussion of our share repurchases.

Stock-based Compensation

As discussed in Note 2 to our Consolidated Financial Statements, on February 2, 2005, our Board of Directors approved an amendment to stock options previously granted that did not become exercisable until five years from the date of grant to provide that such options become exercisable when they vest. It is expected that future option grants will contain matching vesting and exercise schedules which we believe will result in a lower expected term.

Revenue Growth

Internal revenue growth is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations. At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and revenues from the acquired company, either above or below that amount are components of "internal growth" in our calculation. We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies. The following table sets forth the calculation of internal revenue growth (in thousands):

	Fiscal year ended June 30,				Fiscal year ended June 30,			
	2007	2006	$ Growth	Growth %	2006	2005	$ Growth	Growth %
Consolidated								
Total Revenues	$ 5,772,479	$ 5,353,661	$ 418,818	8%	$ 5,353,661	$ 4,351,159	$ 1,002,502	23%
Less: Divestitures	(914)	(104,524)	103,610		(104,524)	(218,616)	114,092	
Adjusted	$ 5,771,565	$ 5,249,137	$ 522,428	10%	$ 5,249,137	$ 4,132,543	$ 1,116,594	27%
Acquired revenues	$ 272,049	$ 22,437	$ 249,612	5%	$ 948,500	$ 128,111	$ 820,389	20%
Internal revenues	5,499,516	5,226,700	272,816	5%	4,300,637	4,004,432	296,205	7%
Total	$ 5,771,565	$ 5,249,137	$ 522,428	10%	$ 5,249,137	$ 4,132,543	$ 1,116,594	27%
Commercial								
Total Revenues	$ 3,436,501	$ 3,167,630	$ 268,871	8%	$ 3,167,630	$ 2,175,087	$ 992,543	46%
Less: Divestitures	—	—	—		—	—	—	
Adjusted	$ 3,436,501	$ 3,167,630	$ 268,871	8%	$ 3,167,630	$ 2,175,087	$ 992,543	46%
Acquired revenues	$ 174,947	$ 7,103	$ 167,844	5%	$ 836,811	$ 127,923	$ 708,888	33%
Internal revenues	3,261,554	3,160,527	101,027	3%	2,330,819	2,047,164	283,655	13%
Total	$ 3,436,501	$ 3,167,630	$ 268,871	8%	$ 3,167,630	$ 2,175,087	$ 992,543	46%
Government								
Total Revenues (a)	$ 2,335,978	$ 2,186,031	$ 149,947	7%	$ 2,186,031	$ 2,176,072	$ 9,959	—
Less: Divestitures	(914)	(104,524)	103,610		(104,524)	(218,616)	114,092	
Adjusted	$ 2,335,064	$ 2,081,507	$ 253,557	12%	$ 2,081,507	$ 1,957,456	$ 124,051	6%
Acquired revenues	$ 97,102	$ 15,334	$ 81,768	4%	$ 111,689	$ 188	$ 111,501	5%
Internal revenues	2,237,962	2,066,173	171,789	8%	1,969,818	1,957,268	12,550	1%
Total	$ 2,335,064	$ 2,081,507	$ 253,557	12%	$ 2,081,507	$ 1,957,456	$ 124,051	6%

(a) The Government segment includes revenues from operations divested through June 30, 2007 of $0.9 million, $104.5 million and $218.6 million for fiscal years 2007, 2006 and 2005, respectively.

Results of Operations

The following table sets forth the items from our Consolidated Statements of Income expressed as a percentage of revenues. Please refer to the comparisons below for discussion of items affecting these percentages.

	Percentage of Revenue Fiscal year ended June 30,		
	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Cost of revenues:			
Wages and benefits	47.6	48.0	43.1
Services and supplies	21.9	21.8	24.0
Rent, lease and maintenance	12.2	12.1	11.6
Depreciation and amortization	6.0	5.4	5.4
Software impairment charge	1.3	—	—
Other	0.5	0.7	0.5
Cost of revenues	89.5	88.0	84.6
Gain on sale of business	—	(0.6)	—
Other operating expenses	1.2	1.1	0.5
Total operating expenses	90.7	88.5	85.1
Operating income	9.3	11.5	14.9
Interest expense	3.2	1.3	0.5
Other non-operating income, net	(0.5)	(0.2)	(0.1)
Pretax profit	6.6	10.4	14.5
Income tax expense	2.2	3.7	5.1
Net income	4.4%	6.7%	9.4%

Comparison of Fiscal Year 2007 to Fiscal Year 2006

Revenues

Revenue increased $418.8 million, or 8%, to $5.8 billion in fiscal year 2007 from $5.4 billion in fiscal year 2006. Excluding revenues related to the WWS Divestiture and related subsidiary divestiture (collectively, the "2006 Divestitures"), which were divested in the second quarter of fiscal year 2006, our revenues increased $522.4 million, or 10%. Internal revenue growth was 5% and the remainder of the growth was related to acquisitions. Fiscal years 2007 and 2006 include revenues related to the 2006 Divestitures of $0.9 million and $104.2 million, respectively.

Revenue in our Commercial segment, which represented approximately 60% of our consolidated revenue for fiscal year 2007, increased $268.9 million, or 8%, to $3.4 billion in fiscal year 2007 compared to fiscal year 2006. Revenue growth from acquisitions was 5%. Internal revenue growth was 3%, due primarily to increased revenues related to contracts with Sprint/Nextel, MeadWestvaco, Glaxo-Smith-Kline, Disney, Humana, Genworth, Aetna, T-Mobile, Burger King, University of Phoenix and Unum Provident. These increases were partially offset by decreases with General Motors, SBC Communications, Chase Bank and APL. The contracts discussed above collectively represented approximately 97% of our internal revenue growth for the period in this segment.

Revenue in our Government segment, which represented approximately 40% of our consolidated revenue for fiscal year 2007, increased $149.9 million, to $2.3 billion in fiscal year 2007 compared to fiscal year 2006. Excluding the impact of the revenues related to the 2006 Divestitures, revenues in our Government segment increased to $2.3 billion in fiscal year 2007 compared to $2.1 billion in fiscal year 2006. Revenue growth from acquisitions was 4%, primarily due to the acquisition of Transport Revenue completed in the second quarter of fiscal year 2006. Internal revenue growth was 8% for fiscal year 2007. We experienced growth in the following areas: (i) our international and domestic transportation contracts, including contracts for the New Jersey Transit Authority and Melbourne, Australia for fare collection, Maryland EZPass, Los Angeles Transit Authority, our commercial vehicle operations contract and the city of Houston; (ii) our Medicaid and pharmacy benefit management contracts, including our Medicaid contracts with Texas, New Hampshire, North Dakota, Mississippi, New Mexico, Colorado and Wyoming, as well as our contracts with Florida Choice and Missouri Medical PA, offset by a decline in our contract with the Georgia Department of Community Health; (iii) our children and youth services and electronic payment services contacts, including our Indiana Eligibility, Michigan and Ohio electronic payment services and New York and New Jersey payment processing and e-Disbursement contracts; (iv) Government information technology business, including our contract with the State of Maryland; and (v) Social Security Administration. This growth was offset by declines in revenue related to our Department of Education and Texas CHIP contracts and lower revenues related to our unclaimed property clearinghouse services. The areas discussed above collectively represent 94% of our internal revenue growth for the period in this segment.

Operating expenses
Wages and benefits increased $180.7 million, or 7%, to $2.7 billion in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, wages and benefits decreased 0.4% to 47.6% in fiscal year 2007 from 48% in fiscal year 2006. In fiscal years 2007 and 2006, we recorded approximately $7.2 million and $6.5 million, respectively, in expense for involuntary termination charges for employees related to our restructuring activities. In fiscal year 2007, we recorded compensation expense of approximately $1.1 million of duplicate costs related to our efforts to relocate domestic functions to offshore facilities. In fiscal year 2006 we recorded approximately $5.7 million in incremental transaction expenses related to the Acquired HR Business and compensation expense of $5.4 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer.

Services and supplies increased $93.9 million, or 8%, to $1.3 billion in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, services and supplies increased 0.1% to 21.9% in fiscal year 2007 from 21.8% in fiscal year 2006. In fiscal year 2007 and 2006, we recorded $1.3 million and $0.3 million, respectively, related to our ongoing stock option investigations and shareholder derivative lawsuits. In fiscal year 2007, we recorded $2.8 million related to the potential sale of the Company. In fiscal year 2007, we recorded approximately $0.5 million related to the consolidation of solution development groups within the Government segment. In fiscal year 2006, we recorded $0.6 million of impairment and other charges related to our restructuring activities.

Rent, lease and maintenance increased $55.1 million, or 8.5%, to $701.6 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, rent, lease and maintenance increased 0.1% to 12.2% in fiscal year 2007 from 12.1% in fiscal year 2006. Rent, lease and maintenance for fiscal year 2007 and 2006 includes approximately $2.1 million and $0.7 million, respectively, of duplicate facility, facility shutdown and other costs related to our restructuring activities. Fiscal year 2007 includes approximately $0.9 million of data storage costs related to our ongoing stock option investigations and shareholder derivative lawsuits.

Depreciation and amortization increased $56.3 million, or 19.4%, to $346.2 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, depreciation and amortization increased 0.6%, to 6.0% during fiscal year 2007 as a result of capital expenditures in fiscal year 2006 and 2007, primarily in our information technology outsourcing business.

During fiscal year 2007, we recorded a non-cash impairment charge to in-process capitalized software related to our Department of Education contract of approximately $76.4 million as discussed above in "Contract with the Department of Education".

Gain on sale of business was $32.9 million during fiscal year 2006 related to the 2006 Divestitures as discussed above in "Sale of Government welfare-to-workforce services business".

Other expenses decreased $6.2 million, or 15.6%, to $33.4 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, other expenses decreased 0.2% to 0.5% in fiscal year 2007 from 0.7% in fiscal year 2006. In fiscal years 2007 and 2006, we recorded approximately $0.4 million and $3 million, respectively, related to our restructuring activities and $1 million and $3.3 million, respectively, related to asset impairments.

Other operating expenses increased $10 million to $66.7 million in fiscal year 2007. As a percentage of revenues, other operating expenses increased 0.1%, to 1.2% and include the following in fiscal year 2007 and 2006 (in millions):

	Fiscal year ended June 30,	
	2007	2006
Commercial segment:		
Litigation settlement related to pre-acquisition activities of the Acquired HR Business	$ 4.5	$ —
Provision for uncollectible accounts receivable related to the bankruptcy of a sub-prime lending client	1.5	—
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	—	3.0
Government segment:		
Provision for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	—	3.3
Provision for uncollectible accounts receivable retained in connection with the Divested Federal Business	—	2.4
Legal settlements and related costs	—	0.5
Corporate segment:		
Legal costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	30.1	2.7
Legal costs associated with the potential sale of the Company and shareholder derivative lawsuits	3.1	—
Reversal of penalties related to Section 162(m) disallowances	(0.9)	
Aircraft impairment	—	4.7
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	—	4.0
Legal settlements and related costs	—	2.7
Total	$ 38.3	$ 23.3
As a percentage of revenue	0.7%	0.4%

Excluding the items listed above, other operating expenses decreased by approximately 0.1% of revenues in fiscal year 2007 over fiscal year 2006.

Operating income

Operating income decreased $80.3 million, or 13%, in fiscal year 2007 compared to the prior year. As a percentage of revenues, operating income decreased 2.2%. Operating income in fiscal year 2007 was impacted by the following (in millions):

	Fiscal year ended June 30,	
	2007	2006
Commercial segment:		
Costs related to our restructuring activities	$ (8.9)	$ (10.2)
Litigation settlement related to pre-acquisition activities of the Acquired HR Business	(4.5)	—
Provision for uncollectible accounts receivable and other charges related to the bankruptcy of a sub-prime lending client	(1.7)	—
Costs related to our efforts to relocate domestic functions to offshore facilities	(1.2)	—
Other impairments and severance charges	(1.3)	(2.2)
Incremental transaction costs related to the Acquired HR Business	—	(5.7)
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	—	(3.0)
Government segment:		
Software impairment charge related to the CSB contract	(76.4)	—
Revenue related to the settlement of the North Carolina MMIS contract dispute	3.4	—
Cost related to our restructuring activities	(1.3)	(2.6)
Gain on sale of Government WWS Divestiture	—	32.9
Charge related to the North Carolina MMIS contract	—	(4.0)
Provision for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	—	(3.4)
Provision for uncollectible accounts receivable retained in connection with Divested Federal Business	—	(2.4)
Other impairments and severance charges	—	(1.5)
Legal settlements and related costs	—	(0.5)
Corporate segment:		
Legal and other costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	(32.3)	(2.9)
Legal costs and other costs associated with the potential sale of the Company and shareholder derivative lawsuits	(5.9)	—
Reversal of accrued penalties related to the Section 162(m) disallowances	0.9	—
Compensation expense related to the departure of Jeffrey A. Rich, our former Chief Executive Officer	—	(5.4)
Aircraft impairment	—	(4.7)
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	—	(4.0)
Legal settlements and related costs	—	(2.7)
Total	$ (129.2)	$ (22.3)
As a percentage of revenue	(2.2)%	(0.4)%

Operating income in fiscal year 2006 included losses of $39.5 million (0.7% as a percentage of revenues) related to two underperforming multi-scope human resources contracts (included in various cost of revenues categories). Of this $39.5 million loss, $5 million was related to settlement of various contract disputes with a client, and approximately $2.1 million and $8.4 million related to a contract loss accrual and asset impairment charges, respectively, for another client. These reserves, contract loss accrual and asset impairment are included in other cost of revenues.

Interest expense
Interest expense increased $114.3 million, to $182.7 million, primarily due to borrowings under our Credit Facility related to the purchase of shares under our share repurchase programs in fiscal years 2007 and 2006, the purchase of shares in our Tender Offer in fiscal year 2006 and general corporate purposes, including the fiscal year 2007 acquisitions of Primax and Systech and the fiscal year 2006 acquisition of Transport Revenue.

Other non-operating income, net
Other non-operating income, net increased $19.7 million to $29.1 million from $9.4 million in the prior year period. We recorded an $8.2 million gain on the sale of our minority interests in a professional services business during fiscal year 2007 as discussed above in "Significant Developments – Fiscal Year 2007". In fiscal year 2006, we recorded a loss of $4.1 million on the early extinguishment of debt for the balance of the debt issue costs related to our Prior Facility. Also contributing to the increase in other non-operating income, net were increases in interest income on cash investments and long-term investments, including those supporting our deferred compensation plans. The compensation cost related to our deferred compensation plans is included in wages and benefits.

Income tax expense
Our effective income tax rate decreased to 34% in fiscal year 2007 from 35.7% in fiscal year 2006. This effective income tax rate is comprised of the following: an effective tax rate on operations of 35.5%, an effective tax rate on the CSB software impairment charges of 36.8% and a reduction in rate attributable to one-time benefits realized in the fourth quarter of fiscal year 2007. During fiscal year 2007 we reversed $4.5 million in income tax expense related to amounts previously accrued for cash-based compensation related issues associated with Section 162(m) deductions (please see Note 21 to our Consolidated Financial Statements for further discussion). Our effective income tax rate on operations is higher than the 35% federal statutory rate primarily due to the effect of state income taxes.

Comparison of Fiscal Year 2006 to Fiscal Year 2005

Revenues
Revenue increased $1 billion, or 23%, to $5.4 billion in fiscal year 2006 from $4.4 billion in fiscal year 2005. Excluding revenues related to the 2006 Divestitures, which were divested in the second quarter of fiscal year 2006, our revenues increased $1.1 billion, or 27%. Internal revenue growth was 7% and the remainder of the growth was related to acquisitions. Fiscal years 2006 and 2005 include revenues related to the 2006 Divestitures of $104.2 million and $218 million, respectively.

Revenue in our Commercial segment, which represented approximately 59% of our consolidated revenue for fiscal year 2006, increased $1 billion, or 46%, to $3.2 billion in fiscal year 2006 compared to fiscal year 2005. Revenue growth from acquisitions was 33%, which includes a full year of revenues from our fiscal year 2005 acquisitions of the Acquired HR Business, Superior and LiveBridge. Internal revenue growth was 13%, due primarily to increased revenues related to contracts with Disney, Nextel, Chubb & Sons, Kaiser Southern, Humana, University of Phoenix, United Technologies, Symetra, Glaxo-Smith-Kline, Delta Airlines, MeadWestvaco Corporation, Hallmark, Princeton Healthcare, Cendant, Wachovia, Carefirst, College Loan Corporation, American Red Cross, Nellie Mae and Aetna. These increases were partially offset by decreases related to the Gateway contract termination in the first quarter of fiscal year 2005, decreased revenues in our commercial unclaimed property business and contracts with Motorola, United Healthcare and Nike in the current year. The contracts discussed above collectively represented approximately 96% of our internal revenue growth for the period in this segment.

Revenue in our Government segment, which represented approximately 41% of our consolidated revenue for fiscal year 2006, increased $10 million, to $2.2 billion in fiscal year 2006 compared to fiscal year 2005. Excluding the impact of the revenues related to the 2006 Divestitures, revenues in our Government segment increased to $2.1 billion in fiscal year 2006 compared to $2 billion in fiscal year 2005. Revenue growth from acquisitions was 5% for fiscal year 2006 as a result of the Transport Revenue acquisition in the second quarter. Internal revenue growth was 1%, primarily due to increased revenues in contracts with Texas Medicaid, State of New Jersey Department of Human Services, State of Maryland, Social Security Administration, our commercial vehicle operations, New York E-ZPass, State of New Hampshire, Pennsylvania Department of Motor Vehicles, the State of Massachusetts, City of Dallas parking violations and the State of Mississippi. These increases were partially offset by decreases due to the termination of our Michigan payment processing, New York Metropolitan Transportation Authority and Texas CHIP contracts and lower revenues in our contracts with the States of Iowa and Georgia and our North Carolina MMIS contract, which included a charge to revenue of $3.9 million in fiscal year 2006 related to our assessment of realization of amounts previously recognized for the North Carolina MMIS contract. The contracts discussed above collectively represented approximately 99% of our internal revenue growth for the period in this segment.

Operating expenses
Wages and benefits increased $694 million, or 37%, to $2.6 billion in fiscal year 2006 from fiscal year 2005. As a percentage of revenues, wages and benefits increased 4.9% to 48% in fiscal year 2006 from 43.1% in fiscal year 2005. As a percentage of revenue,

approximately 7.6% of the increase was primarily due to a full year impact of the acquisition of the Acquired HR Business and Superior, which include consulting businesses, and LiveBridge, all of which have a higher component of wages and benefits related to revenues than our existing operations. During fiscal year 2006 and 2005, we recorded stock-based compensation expense of $35 million and $6.1 million, respectively, as discussed above, or 0.7% and 0.1% as a percentage of revenues, respectively, under SFAS 123(R). These increases were partially offset by a decrease of 1.5% as a percentage of revenue as a result of the WWS Divestiture, which had a higher percentage of wages and benefits than our retained business. Also included in wages and benefits in fiscal year 2006 were approximately $6.5 million in expense for involuntary termination charges for employees related to our restructuring activities, approximately $5.7 million in incremental transaction expenses related to the Acquired HR Business and compensation expense of $5.4 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer.

Services and supplies increased $122.2 million, or 11.7%, to $1.2 billion in fiscal year 2006 from fiscal year 2005. As a percentage of revenues, services and supplies decreased 2.2% to 21.8% in fiscal year 2006 from 24% in fiscal year 2005. Approximately 1.3% of the decrease as a percentage of revenues was due to the WWS Divestiture which had a higher component of services and supplies as a percentage of revenues than our retained business. Approximately 1% of the decrease as a percentage of revenues was due to the termination of a subcontractor arrangement in our Government segment. Approximately 0.5% of the decrease as a percentage of revenues was due to an increase in information technology services revenues, which have a lower component of services and supplies than our business process outsourcing business. These decreases were partially offset by an increase of approximately 1.1% as a percentage of revenues as a result of the Human Capital Management Services Business, the combination of the Acquired HR Business and our other human resources outsourcing businesses, which has a higher component of services and supplies than our other operations. Services and supplies fiscal year 2006 includes approximately $0.6 million related to our restructuring activities.

Rent, lease and maintenance increased $143.3 million, or 28.5%, to $646.5 million in fiscal year 2006 from fiscal year 2005. As a percentage of revenues, rent, lease and maintenance increased 0.5% to 12.1% in fiscal year 2006 from 11.6% in fiscal year 2005. This increase was primarily due to increased software costs for new business, and approximately $0.7 million related to our restructuring activities.

Gain on sale of business was $32.9 million during fiscal year 2006 related to the 2006 Divestitures.

Other operating expenses increased $33.1 million to $56.7 million. As a percentage of revenues, other operating expenses increased 0.6%, to 1.1% and include the following in fiscal year 2006 (in millions):

Commercial segment:	
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	$ 3.0
Government segment:	
Provisions for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	3.3
Provision for uncollectible accounts receivable retained in connection with the Divested Federal Business	2.4
Legal settlements and related costs	0.5
Corporate:	
Aircraft impairment	4.7
Legal settlements and related costs	2.7
Legal costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	2.7
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	4.0
Total	$ 23.3
As a percentage of revenues	0.4%

Excluding these items listed above, other operating expenses increased by less than 1% of revenues in fiscal year 2006 over fiscal year 2005.

Operating income

Operating income decreased $30.2 million, or 4.7%, in fiscal year 2006 compared to the prior year. As a percentage of revenues, operating income decreased 3.4%. Operating income in fiscal year 2006 was impacted by the following (in millions):

Commercial segment:	
Costs related to our restructuring activities	$ (10.2)
Incremental transaction costs related to the Acquired HR Business	(5.7)
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	(3.0)
Other impairments and severance charges	(2.2)
Government segment:	
Gain on sale of WWS Divestiture	32.9
Costs related to our restructuring activities	(2.6)
Other impairments and severance charges	(1.5)
Charge related to the North Carolina MMIS contract	(4.0)
Provisions for estimated legal settlement, uncollectible accounts receivable related to the WWS Divestiture	(3.4)
Provision for uncollectible accounts receivable retained in connection with Divested Federal Business	(2.4)
Legal settlements and related costs	(0.5)
Corporate:	
Stock-based compensation expense per SFAS 123(R)	(35.0)
Compensation expense related to the departure of Jeffrey A. Rich, our former Chief Executive Officer	(5.4)
Aircraft impairment	(4.7)
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	(4.0)
Legal and other costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	(2.9)
Legal settlements and related costs	(2.7)
Total	$ (57.3)
As a percentage of revenues	(1.1)%

Operating income in fiscal year 2006 also includes losses of $39.5 million (0.7% as a percentage of revenues) related to two underperforming multi-scope human resources contracts (included in various cost of revenues categories). Of this $39.5 million loss, $5 million was related to settlement of various contract disputes with a client, and approximately $2.1 million and $8.4 million related to a contract loss accrual and asset impairment charges, respectively, for another client. These reserves, contract loss accrual and asset impairment are included in other cost of revenues.

Interest expense

Interest expense increased $48.2 million, to $68.4 million, primarily due to interest expense on the Senior Notes issued in the fourth quarter of fiscal year 2005 and borrowings under our Credit Facility for the purchase of shares in our Tender Offer in the third quarter of fiscal year 2006 and general corporate purposes, including the Transport Revenue and Livebridge acquisitions, and share repurchases under our share repurchase programs.

Other non-operating income, net

Other non-operating income, net increased $4.2 million to $9.4 million from $5.2 million in the prior year period, primarily due to interest income on cash investments and long-term investments, including those supporting our deferred compensation plans. The compensation cost related to our deferred compensation plans is included in wages and benefits. These gains were partially offset by a loss of $4.1 million on the early extinguishment of the balance of the debt issue costs related to our Prior Facility.

Income tax expense

Our effective income tax rate increased to 35.7% in fiscal year 2006 from 35.2% in fiscal year 2005. This effective income tax rate is comprised of the following: an effective income tax rate of 38.4% related to the WWS Divestiture, and an effective tax rate on operations of 35.6%. Our effective income tax rate is higher than the 35% federal statutory rate primarily due to the effect of state income taxes. The prior year effective income tax rate includes a tax benefit of $9.6 million recognized in the third quarter of fiscal year 2005 related to Divested Federal Business in fiscal year 2004.

Liquidity and Capital Resources

Cash Flows

During fiscal year 2007, we generated approximately $738.4 million in cash flows provided by operating activities compared to $638.7 million in fiscal year 2006. Significant items affecting our fiscal years 2007 and 2006 cash flows provided by operating activities are discussed below.

	Fiscal year ended June 30,	
	2007	2006
Cash paid for interest on outstanding debt, which was higher in fiscal year 2007 primarily due to our share repurchase program	$ (169.6)	$ (56.3)
Cash paid for final settlement of the Mellon Financial Corporate ("Mellon") transition services agreement (a)	—	(85.8)
Cash paid for incentive compensation to employees of the Acquired HR Business (a)	—	(26.3)
Cash received for interest income	8.0	3.4
Cash paid for legal fees and other costs related to the investigations into our stock option grant practices, derivative lawsuits related to our stock option grant practices and the potential sale of the company as discussed above	(30.3)	—
Cash paid on tax, interest and penalties related to our stock option grant practices as discussed above	(35.0)	—
	$ (226.9)	$ (165.0)

(a) During fiscal year 2006, we paid approximately $85.8 million related to the final settlement of the Mellon transition services agreement. Under the transition services agreement, Mellon provided certain accounting, treasury and payroll services for an interim period while we integrated the Acquired HR Business. As part of these services, Mellon was also paying certain operational costs on our behalf, such as employee related expenses and accounts payable. This agreement and the related timing of payments to Mellon had a favorable impact on our net cash provided by operating activities and free cash flow (defined below) in fiscal year 2005 of $75.9 million and a negative impact on our net cash provided by operating activities and free cash flow in fiscal year 2006 of $85.8 million when the Acquired HR Business was fully integrated. During fiscal year 2006, we also paid approximately $26.3 million to employees of the Acquired HR Business related to incentive compensation that was earned prior to the date that we acquired the business.

Our fiscal year 2007 cash flows provided by operating activities were also impacted by collections of accounts receivable, offset by timing of collections of unearned revenue, as well as payments for hardware and software maintenance during the fiscal year 2007.

Fiscal year 2006 cash flows provided by operating activities were also impacted by an increase in accounts receivables related to signed new business and timing of collections related to other accounts receivable and payments of approximately $5.2 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer. These decreases were offset by lower annual incentive compensation payments and timing of payments to vendors.

Accounts receivable fluctuations may have a significant impact on our cash flows provided by operating activities. The payments received from clients on our billed accounts receivables and the increase in such accounts receivable are reflected as a single component of our cash flows provided by operating activities, and the timing of collections of these receivables may have either a positive or negative impact on our liquidity.

For fiscal years 2007 and 2006, excess tax benefits from stock-based compensation awards of $3.8 million and $14.3 million, respectively, were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. During fiscal year 2005, income tax benefits from the exercise of stock options of $20.1 million were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows. However, had SFAS 123(R) been in effect for fiscal year 2005, the portion of those income tax benefits that would have been characterized as excess tax benefits in the Consolidated Statements of Cash Flows would have been $14.1 million and would have decreased cash flows from operating activities and increased cash flows from financing activities accordingly.

During fiscal year 2005, we generated approximately $739.3 million in cash flows provided by operating activities. As discussed above, fiscal year 2005 cash flows provided by operating activities includes a temporary benefit of $75.9 million related to the transition services agreement with Mellon. Fiscal year 2005 cash flows provided by operating activities were negatively impacted by the payment of approximately $19.3 million related to the settlement of the interest rate hedges associated with the issuance of the Senior Notes (please see *Derivative instruments and hedging activities* below), the payment of a legal settlement of $10 million and the payment of the settlement on a client contract of $10 million, both of which were accrued during fiscal year 2004, as well as the timing of payments related to software used in our information technology services business, transfer agent fees related to our unclaimed property business and other contract related costs, offset by increased net income and increased collections on our accounts receivable balances.

Free cash flow is measured as cash flow provided by operating activities (as reported in our Consolidated Statements of Cash Flow), less capital expenditures (purchases of property, equipment and software, net of sales, as reported in our Consolidated Statements of Cash Flow) less additions to other intangible assets (as reported in our Consolidated Statements of Cash Flows). We believe this free cash flow metric provides an additional measure of available cash flow after we have satisfied the capital expenditure requirements of our operations, and should not be taken in isolation to be a measure of cash flow available for us to satisfy all of our obligations and execute our business strategies. We also rely on cash flows from investing and financing activities which, together with free cash flow, are expected to be sufficient for us to execute our business strategies. Our measure of free cash flow may not be comparable to similarly titled measures of other companies. The following table sets forth the calculations of free cash flow (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Net cash provided by operating activities	$ 738,378	$ 638,710	$ 739,348
Purchases of property, equipment and software, net	(316,843)	(394,467)	(253,231)
Additions to other intangible assets	(43,187)	(35,831)	(35,518)
Free cash flow	$ 378,348	$ 208,412	$ 450,599

Our capital expenditures, defined as purchases of property, equipment and software, net, and additions to other intangible assets, were approximately $360.0 million, or 6.2% of total revenues, $430.3 million, or 8% of total revenues, and $288.7 million, or 6.6% of total revenues, for fiscal years 2007, 2006 and 2005, respectively. Historically, the capital intensity of our business has ranged between 5 to 7%. During fiscal year 2006, the overall capital intensity of our business was 8% due to approximately $60 million of investments for the following: investments related to integrating the Acquired HR Business and expanding our human resources outsourcing technology platform; investments made in our Government Healthcare technology platforms; the expansion of our data center capacity with the addition of a new data center and investments to increase global production both in existing locations and new geographies.

During fiscal years 2007, 2006 and 2005, cash used in investing activities was $529.0 million, $651.8 million and $922 million, respectively. We used $182.7 million in fiscal year 2007 for acquisitions, including Systech, Primax, Albion and CDR. We used $250.3 million for acquisitions during fiscal year 2006, primarily for the purchase of Transport Revenue, LiveBridge and Intellinex. During fiscal year 2006, we received proceeds from the 2006 Divestitures of $67.7 million. We used $626.9 million for acquisitions during fiscal year 2005, primarily for the purchase of the Acquired HR Business, Superior and BlueStar.

During fiscal year 2007, approximately $2.9 million was used in financing activities. Such financing activities included $696.7 million net borrowings of debt and the repurchase of shares of $730.7 million. During fiscal year 2006, approximately $51.2 million was provided by financing activities. Such financing activities included $813.2 million net borrowings of debt, proceeds from employee stock transactions of $103.1 million, excess tax benefits on stock option exercises of $14.3 million, offset by the purchase of shares in our tender offer of $476 million and our share repurchase programs of $385.1 million, as well as the settlement of stock options with Jeffrey A. Rich, our former Chief Executive Officer, of $18.4 million. During fiscal year 2005, approximately $168.4 million was provided by financing activities. Such financing activities included $496.1 million net proceeds from the issuance of the Senior Notes, offset by repurchases of approximately 4.9 million shares of our common stock pursuant to our share repurchase programs for approximately $250.8 million and net repayments of debt primarily under our credit facilities of $143.7 million.

We entered into capital lease agreements of an aggregate of $47.8 million, $24.3 million and $2.3 million for the purchase of equipment during fiscal years 2007, 2006 and 2005, respectively.

Credit Facilities

On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement (the "Credit Agreement") with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $2 billion (as of June 30, 2007), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"), each of which is described more fully below. At the closing of the Credit Facility, we and certain of our subsidiaries jointly borrowed approximately $800 million under the Term Loan Facility and approximately $93 million under the Revolving Facility. We used the proceeds of the Term Loan Facility to (i) refinance approximately $278 million in outstanding indebtedness under our 5-Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the "Prior Facility"), (ii) finance the purchase of shares of our Class A common stock tendered in the Company's "Dutch Auction" tender which expired March 17, 2006 (as extended) and (iii) for the payment of transaction costs, fees and expenses related to the Credit Facility and Dutch Auction. As a result of the refinancing of the Prior Facility, we wrote off approximately $4.1 million in debt issue costs, which was included in other non-operating income, net. A portion of the proceeds of the Revolving Facility were used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility. The remainder of the proceeds of the Revolving Facility were used for working capital purposes and to fund our share repurchase programs. In addition, approximately $114 million of letters of credit were issued under the Credit Facility to replace letters of credit outstanding under the Prior Facility. The Prior Facility was terminated on March 20, 2006.

On July 6, 2006, we amended our Term Loan Facility. We borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. The borrowing rate under the Term Loan Facility as of August 20, 2007 was 7.33%. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

Amounts borrowed under the Term Loan Facility mature on March 20, 2013, and will amortize in quarterly installments in an aggregate annual amount equal to 1% of the aggregate principal amount of the loans advanced, with the balance payable on the final maturity date. Amounts borrowed under the Term Loan Facility may also be repaid at any time at our discretion. Interest on the outstanding balances under the Term Loan Facility is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Credit Facility) plus the fluctuating Base Rate (as defined in the Credit Facility), or at the Applicable Margin plus the current LIBOR (as defined in the Credit Facility). The borrowing rate on the Term Loan Facility at June 30, 2007 was 7.32%.

Proceeds borrowed under the Revolving Facility will be used as needed for general corporate purposes and to fund our share repurchase programs. Amounts under the Revolving Facility are available on a revolving basis until the maturity date of March 20, 2012. The Revolving Facility allows for borrowings up to the full amount of the revolver in either U.S. Dollars or Euros. Up to the U.S. dollar equivalent of $200 million may be borrowed in other currencies, including Sterling, Canadian Dollars, Australian Dollars, Yen, Francs, Krones and New Zealand Dollars. Portions of the Revolving Facility are available for issuances of up to the U.S. dollar equivalent of $700 million of letters of credit and for borrowings of up to the U.S. dollar equivalent of $150 million of swing loans. Interest on outstanding balances under the Revolving Facility is payable, at our option, at a rate equal to the Applicable Margin plus the fluctuating Base Rate, or at the Applicable Margin plus the current LIBOR for the applicable currency. The borrowing rate under the Revolving Facility at June 30, 2007 ranges from 3.87% to 5.37%, depending upon the currency of the outstanding borrowings.

The Credit Facility includes an uncommitted accordion feature of up to $750 million in the aggregate allowing for future incremental borrowings under the Revolving Facility, which may be used for general corporate purposes. The Credit Facility also includes an additional uncommitted accordion feature of up to $2 billion (as of June 30, 2007) allowing for future incremental borrowings under the Term Loan Facility which may be used to fund additional purchases of our equity securities or for extinguishment of our Senior Notes. The Term Loan Facility accordion expires on March 20, 2009.

Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions. As required under the indentures governing our outstanding Senior Notes, we have granted equal and ratable liens in favor of the holders of the Senior Notes in all assets discussed above, other than the accounts receivable of the Company and our subsidiaries.

Among other fees, we pay a commitment fee (payable quarterly) based on the amount of unused commitments under the Revolving Facility (not including the uncommitted accordion feature discussed above). The commitment fee payable at June 30, 2007 was 0.375% of the unused commitment. We also pay fees with respect to any letters of credit issued under the Credit Facility. Letter of credit fees at June 30, 2007 were 1.35% of the currently issued and outstanding letters of credit.

The Credit Facility contains customary covenants, including but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to incur liens, merge or dissolve, make certain restricted payments, or sell or transfer assets. The Credit Facility also limits the Company's and our subsidiaries' ability to incur additional indebtedness. In addition, based upon the total amount advanced under the Term Loan Facility at June 30, 2007, we may not permit our consolidated total leverage ratio to exceed 4.00 to 1.00, nor permit our consolidated senior leverage ratio to exceed 3.00 to 1.00, nor permit our consolidated interest coverage ratio to be less than 4.50 to 1.0 during specified periods.

Upon the occurrence of certain events of default, our obligations under the Credit Facility may be accelerated and the lending commitments under the Credit Facility terminated. Such events of default include, but are not limited to, payment default to lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults with respect to indebtedness or guaranty obligations, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, or change of control of the Company. As of June 30, 2007, we were in compliance with the covenants of our Credit Facility, as amended, as described further below.

Draws made under our credit facilities are made to fund cash acquisitions, share repurchases and for general working capital requirements. During the fiscal year ended June 30, 2007, the balance outstanding under our credit facilities for borrowings ranged from $1.1 billion to $2.1 billion. At June 30, 2007, we had approximately $834.7 million available under our Revolving Credit Facility after giving effect to outstanding indebtedness of $52.1 million and $113.2 million of outstanding letters of credit that secure certain contractual performance and other obligations and which reduced the availability of our Revolving Facility. At June 30, 2007, we had $1.8 billion outstanding under our Credit Facility, of which $1.8 billion is reflected in long-term debt and $18 million is reflected in current portion of long-term debt, and approximately $1.8 billion of which bore interest at 7.32% and $52.1 million bore interest from 3.87% to 5.37%. Please see *Derivatives and Hedging Activities* below for a discussion of an interest rate swap agreement related to interest rates on our Credit Facility.

On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements were complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the SEC or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Revolving Facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million.

Senior Notes
On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015. Interest on the Senior Notes is payable semiannually. The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility. We may redeem some or all of the Senior Notes at any time prior to maturity, which may include prepayment penalties determined according to pre-established criteria.

The Senior Notes contain customary covenants including, but not limited to, restrictions on our ability, and the ability of our subsidiaries, to create or incur secured indebtedness, merge or consolidate with another person, or enter into certain sale and leaseback transactions.

Upon the occurrence of certain events of default, the principal of, and all accrued and unpaid interest on, the Senior Notes may be declared due and payable by the trustee, The Bank of New York Trust Company, N.A. (the "Trustee"), or the holders of at least 25% in principal amount of the outstanding Senior Notes. Such events of default include, but are not limited to, payment default, covenant defaults, material payment defaults (other than under the Senior Notes) and voluntary or involuntary bankruptcy proceedings. As of June 30, 2007, we were in compliance with the covenants of our Senior Notes.

On September 22, 2006, we received a letter from CEDE & Co. ("CEDE") sent on behalf of certain holders of our 5.20% Senior Notes due 2015 (the "5.20% Senior Notes") issued by us under that certain Indenture dated June 6, 2005 (the "Indenture") between us and Trustee advising us that we were in default of our covenants. The letter alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On September 29, 2006, we received a letter from CEDE sent on behalf of the same persons declaring an acceleration with respect to the 5.20% Senior Notes, as a result of our failure to remedy the purported default set forth in the September 22, 2006 letter related to our failure to timely file our Annual Report on Form 10-K for the period ended June 30, 2006. The September 29, 2006 letter declared that the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes were due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

On September 29, 2006 we received a letter from the Trustee with respect to the 5.20% Senior Notes. The letter alleged that we were in default of our covenants under the Indenture with respect to the 5.20% Senior Notes, as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. On October 6, 2006, we received a letter from the Trustee declaring an acceleration with respect to the 5.20% Senior Notes as a result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. The October 6, 2006 letter declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

In addition, our 4.70% Senior Notes due 2010 (the "4.70% Senior Notes") were also issued under the Indenture and have identical default and acceleration provisions as the 5.20% Senior Notes. On October 9, 2006, we received letters from certain holders of the 4.70% Senior Notes issued by us under the Indenture, advising us that we were in default of our covenants under the Indenture. The letters alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On November 9, 10 and 16, 2006, we received letters from CEDE sent on behalf of certain holders of our 4.70% Senior Notes, declaring an acceleration of the 4.70% Senior Notes as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006. The November 9, 10 and 16, 2006 letters declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 4.70% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed under the 4.70% Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the 5.20% Senior Notes or the 4.70% Senior Notes or otherwise under the Indenture. Further we have filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. On January 8, 2007, the Court entered an order substituting Wilmington Trust Company for the Trustee. On January 16, 2007, Wilmington Trust Company filed an answer and counterclaim. The counterclaim seeks immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim seeks damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any, and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to pay off the Senior Notes, it is most likely that we would utilize the Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Credit Facility, subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility of the Credit Facility. We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

On December 19, 2006, we entered into an Instrument of Resignation, Appointment and Acceptance with The Bank of New York Trust Company, N.A. and Wilmington Trust Company, whereby The Bank of New York Trust Company, N.A. resigned as trustee, as well as other offices or agencies, with respect to the Senior Notes, and was replaced by Wilmington Trust Company.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $13.8 million ($8.6 million, net of income tax), unamortized deferred financing costs of $2.6 million ($1.7 million, net of income tax) and unamortized discount of $0.6 million ($0.4 million, net of income tax) associated with our Senior Notes as of June 30, 2007 may be adjusted and reported as interest expense in our Consolidated Statements of Income in the period of refinancing or demand.

Other Credit Arrangements
Certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2007, outstanding surety bonds of $524 million and $90.9 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.3 million of letters of credit and $1.8 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

Credit Ratings
Following our tender offer completed in March 2006, our credit ratings were downgraded by Moody's and Standard & Poor's, both to below investment grade. Standard & Poor's further downgraded us to BB upon our announcement in June 2006 of the approval by our Board of Directors of a new $1 billion share repurchase plan. Fitch initiated its coverage of us in August 2006 at a rating of BB, except for our Senior Notes which were rated BB-. Standard & Poor's downgraded our credit rating further, to B+, following our announcement on September 28, 2006 that we would not be able to file our Annual Report on Form 10-K for the period ending June 30, 2006 by the September 28, 2006 extended deadline. On March 7, 2007, Standard & Poor's raised our credit rating to BB, reflecting the filing of our Annual Report on Form 10-K for the year ended June 30, 2006 and our Quarterly Report for the quarter ended September 30, 2006. On March 20, 2007, following the announcement that ACS founder Darwin Deason and private equity fund Cerberus have proposed to buy the Company, all three agencies have placed ACS on review for potential downgrade. There may be additional reductions in our ratings depending on the timing and amounts that may be drawn under our Credit Facility. As a result, the terms of any financings we choose to enter into in the future may be adversely affected. In addition, as a result of these downgrades, the sureties which provide performance bonds backing our contractual obligations could reduce the availability of these bonds, increase the price of the bonds to us or require us to provide collateral such as a letter of credit. However, we believe that we will continue to have sufficient capacity in the surety markets and liquidity from our cash flow and Credit Facility to respond to future requests for proposals. In addition, certain of our commercial outsourcing contracts provide that, in the event our credit ratings are downgraded to certain specified levels, the customer may elect to terminate its contract with us and either pay a reduced termination fee or in some instances, no termination fee. While we do not anticipate that the downgrading of our credit ratings will result in a material loss of commercial outsourcing revenue due to the customer's exercise of these termination rights, there can be no assurance that such a credit ratings downgrade will not adversely affect these customer relationships.

Derivatives and Hedging Activities
We hedge the variability of a portion of our anticipated future Mexican peso cash flows through foreign exchange forward agreements. The agreements are designated as cash flow hedges of forecasted payments related to certain operating costs of our Mexican operations. As of June 30, 2007 and 2006, the notional amount of these agreements totaled 312 million pesos (approximately $27.9 million) and 217.5 million pesos (approximately $19.5 million), respectively. These agreements expire at various dates over the next 12 months. Upon termination of these agreements, we will purchase Mexican pesos at the exchange rates specified in the forward agreements to be used for payments on our forecasted Mexican peso operating costs. As of June 30, 2007, the unrealized gain on these foreign exchange forward agreements, reflected in accumulated other comprehensive income (loss), net, was $0.6 million ($0.4 million, net of income tax), and the fair market value of $0.6 million is reflected in other current assets. As of June 30, 2006, the unrealized loss on these foreign exchange forward agreements, reflected in accumulated other comprehensive income (loss), net, was $0.5 million ($0.3 million, net of income tax) and the fair market value $0.5 million was reflected in other current liabilities.

As part of the Transport Revenue acquisition, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U. S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As a result, we recorded a gain on hedging instruments of approximately $1.7 million ($1.1 million, net of income tax) for the year ended June 30, 2006 in other non-operating income, net in our Consolidated Statements of Income. The gain on hedging instruments was not material for the year ended June 30, 2007. As of June 30, 2007 and 2006, the notional amount of these agreements totaled 25.2 million Euros (approximately $33.9 million) and 31.2 million Euros (approximately $39.1 million), respectively, and are set to expire at various times over the next four years. A liability was recorded for the related fair value of approximately $4.3 million and $4.1 million as of June 30, 2007 and 2006, respectively.

In order to hedge the variability of future interest payments related to our Senior Notes issuance, we entered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest payments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the agreements were terminated in June 2005 upon issuance of the Senior Notes. The settlement of the forward interest rate agreements of $19 million ($12 million, net of income tax) was recorded in accumulated other comprehensive income (loss), net, and will be amortized as an increase in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next 12 months. During fiscal years 2007, 2006 and 2005, we amortized approximately $2.5 million, $2.5 million and $0.2 million, respectively, to interest expense. The amount of gain or loss related to hedge ineffectiveness was not material.

In March 2007, we entered into a five-year amortizing interest rate swap agreement. As of June 30, 2007, the notional amount of the agreement totaled $700 million. The agreement is designated as a cash flow hedge of forecasted interest payments on up to $700 million of outstanding floating rate debt under our Credit Facility. The interest rate swap is structured such that we pay a fixed rate of interest of 4.897%, and receive a floating rate of interest based on one month LIBOR. The fair value of the agreement of $8.1 million at June 30, 2007 reflects termination cash value. The unrealized gain of $8.1 million ($5.3 million, net of income tax), is reflected in accumulated other comprehensive income (loss), net at June 30, 2007. As of June 30, 2007, the fair market value of $8.1 million was reflected in other assets.

Share Repurchase Programs
Prior to the Tender Offer, our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A common stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to $500 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, incremental share repurchase program of up to $750 million of our Class A common stock; and on October 20, 2005, we announced that our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. These share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, which was announced January 26, 2006 and expired March 17, 2006. The programs, which were open-ended, allowed us to repurchase our shares on the open market from time to time in accordance with SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions and other factors, including alternative investment opportunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash flow from operations, and borrowings under our credit facilities. Under our previously authorized share repurchase programs, we had repurchased approximately 2.2 million and 4.9 million shares, respectively, at a total cost of approximately $115.8 million and $250.8 million, respectively during fiscal years 2006 and 2005. We reissued approximately 0.3 million shares and 0.6 million shares, respectively, for proceeds of approximately $17.9 million and $28.5 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006 and 2005, respectively. In fiscal year 2007, we reissued approximately 57,000 shares for proceeds totaling approximately $2.8 million to fund contributions to our employee stock purchase plan.

In June and August 2006, our Board of Directors authorized two share repurchase programs of up to $1 billion each of our Class A common stock. The programs, which are open ended, allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of the SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. As of June 30, 2007, we had repurchased approximately 19.9 million shares under the June 2006 authorization at an average cost of approximately $50.30 per share (approximately $1 billion) all of which have been retired. A total of 14.4 million shares with an average cost of approximately $50.64 per share (approximately $730.7 million) were purchased and retired in the first quarter of fiscal year 2007. No repurchases have been made under the August 2006 authorization as of the date of this filing. If any additional repurchases are made, such repurchases would be funded from borrowings under our Credit Facility.

Stock Option Repricing
As discussed in Note 21 to our Consolidated Financial Statements, as a result of our internal investigation into our stock option grant practices, we restated certain of our previously filed Consolidated Financial Statements and recorded cumulative adjustments for non-cash stock-based compensation expense totaling $51.2 million. While these expenses are non-cash, the amendment of the affected stock options and income tax related impacts have required and may continue to require the use of cash.

Through June 30, 2007, we recorded approximately $33.4 million of additional income taxes, estimated penalties and interest, net of the reversal discussed below, related to disallowed Section 162(m) executive compensation deductions resulting from revised measurement dates. At this time, we cannot predict when these Section 162(m) issues will be resolved; however, during the third quarter of fiscal year 2007, we paid approximately $35 million of estimated income taxes, penalties and interest related to Section 162(m) issues in order to reduce future interest that would accrue on the amounts of estimated taxes, penalties and interest. This payment is reflected in cash flows from operating activities at June 30, 2007. During fiscal year 2007, we reversed approximately $6 million of accrued income taxes, penalties and interest associated with Section 162(m) issues attributable to factors unrelated to revised measurement dates as we believe an accrual for these amounts is no longer required.

In December 2006, we amended the exercise price of outstanding stock options of certain current executive officers, other executive officers and former executive officers in order to re-price all or a portion of the respective option grant to the correct accounting measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. We will pay cash payments in the aggregate amount of $2.4 million in accordance with the terms of the amendment, which will be paid in the third quarter of fiscal year 2008 from cash flows from operating activities. Of the $2.4 million cash payment, approximately $0.5 million was expensed in fiscal year 2007, and the balance was charged to Additional Paid-in Capital. If options are exercised, such exercise prices to be paid by option holders is expected to offset the related amounts of the cash payments related to those exercised options; however, the timing of any such exercises cannot be determined.

On June 18, 2007, we initiated a tender offer to amend certain options (the "Eligible Options") to purchase an aggregate of 1,703,650 shares (as amended) of our Class A common stock in order to re-price all or a portion of the respective option grant to the correct accounting measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. The Eligible Options included options that (i) were granted under our 1997 Stock Incentive Plan, as amended; (ii) had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by us for accounting and tax purposes; (iii) were unexercised and unvested, either in whole or in part, as of January 1, 2005; (iv) were outstanding as of the expiration time of this tender offer; and (v) were held by individuals who (x) were employed by the Company through the expiration time of this tender offer (other than any executive officer or director) and (y) are subject to income taxation in the United States. Eligible participants could elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of the Company's Class A common stock on the respective option's measurement date and (ii) receive a cash payment equal to the difference between the new exercise price per share of each amended option and the original exercise price per share of such amended option, multiplied by the number of unexercised shares of the Company's Class A common stock subject to such amended option. This payment will be made on or before the eligible option holder's first regular payroll date in January 2008.

The tender offer expired on July 17, 2007. Pursuant to the offer, we accepted for amendment options to purchase 1,696,650 shares of our Class A common stock, which represented 99.6% of the shares of our Class A common stock subject to all Eligible Options. We will pay cash payments in the aggregate amount of $4.0 million in accordance with the terms of the tender offer, which will be paid in the third quarter of fiscal year 2008 from cash flows from operating activities. Of the $4.0 million cash payment, we anticipate that approximately $1.3 million will be expensed, and the balance will be charged to Additional Paid-in Capital in the first quarter of fiscal year 2008. If options are exercised, such exercise prices to be paid by option holders is expected to offset the related amounts of the cash payments related to those exercised options; however, the timing of any such exercises cannot be determined.

In July 2007, we notified former employees with vested, unexercised and outstanding options which had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by us for accounting and tax purposes, that we will pay them the additional 20% income tax imposed by Section 409A based on the excess, if any, of the fair market value of our Class A common stock (up to $62 per share) on the date a triggering event occurs or condition exists that under Section 409A results in the excess being recognized and reported as income on the former employee's W-2 and the exercise price of the affected option (reduced by any gain that had become subject to tax in a prior year because of an earlier triggering event). We anticipate that these income tax reimbursements will be up to approximately $1.9 million based on the current fair market value of our Class A common stock on the exercise date and will be paid from cash flows from operating activities as the triggering event occurs for each option holder, beginning in the third quarter of fiscal year 2008. In the first quarter of fiscal year 2008, we will accrue the estimated charge related to these income tax reimbursements based on the current fair market value of our Class A common stock and adjust the accrual each quarter until the options are exercised.

Other

At June 30, 2007, we had cash and cash equivalents of $307.3 million compared to $100.8 million at June 30, 2006. Our working capital (defined as current assets less current liabilities) increased $135.5 million to $839.7 million at June 30, 2007 from $704.2 million at June 30, 2006. Our current ratio (defined as total current assets divided by total current liabilities) was 1.9 at both June 30, 2007 and 2006. Our debt-to-capitalization ratio (defined as the sum of short-term and long-term debt divided by the sum of short-term and long-term debt and equity) was 54% and 40% at June 30, 2007 and 2006, respectively.

We believe that available cash and cash equivalents, together with cash generated from operations and available borrowings under our Credit Facility, will provide adequate funds for our anticipated internal growth and operating needs, including capital expenditures, and will meet the cash requirements of our contractual obligations. However, due to the additional borrowings made in relation to our share repurchase programs and if we utilize the unused portion of our Credit Facility to repay the Senior Notes or for other corporate purposes, our indebtedness and interest expense would increase, possibly significantly, and our indebtedness could be substantial in relation to our stockholders' equity. Should interest rates continue to rise, our interest expense could increase, possibly significantly, and impact our results of operations and cash flows. We believe that our expected cash flow provided by operating activities, and anticipated access to the unused portion of our Credit Facility and capital markets will be adequate for our expected liquidity needs, including capital expenditures, and to meet the cash requirements of our contractual obligations. In addition, we intend to continue our growth through acquisitions, which could require significant commitments of capital. In order to pursue such opportunities we may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisitions and expansion opportunities and how such opportunities will be financed.

Related Party Transactions

Please see Management's Discussion and Analysis of Financial Condition and Results of Operations - *Potential Sale of the Company* above for a discussion of the proposal received from our Chairman, Darwin Deason, and Cerberus to acquire all of the outstanding shares of the Company.

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We made no payments to DDH during fiscal years 2007, 2006 and 2005. Previously, we reported that we anticipated that the administrative services we are providing to DDH would cease prior to June 30, 2007 as a result of the wind down of the DDH operations. Because of continuing activities related to the wind down of operations, the administrative services we are providing to DDH will continue until the wind down is complete.

During fiscal years 2007, 2006 and 2005, we purchased approximately $5.8 million, $8.8 million and $9.0 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

In connection with the departure of Jeffrey A. Rich (please see Note 23 to our Consolidated Financial Statements), our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made during fiscal year 2007 related to this agreement.

Disclosures about Contractual Obligations and Commercial Commitments as of June 30, 2007 (in thousands):

Contractual Obligations	Total	Payments Due by Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (1)	$ 1,832,009	$ 19,651	$ 36,067	$ 88,177	$ 1,688,114
Senior Notes, net of unamortized discount (1)	499,449	—	249,950	—	249,499
Capital lease obligations (1)	57,853	27,388	29,100	1,365	—
Operating leases (2)	1,127,317	337,537	518,758	205,271	65,751
Purchase obligations (3) (4)	30,107	16,797	13,310	—	—
Total Contractual Cash Obligations	$ 3,546,735	$ 401,373	$ 847,185	$ 294,813	$ 2,003,364

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letters of credit	$ 113,205	$ 113,205	$ —	$ —	$ —
Surety Bonds	525,836	445,113	52,726	26,135	1,862
Total Commercial Commitments	$ 639,041	$ 558,318	$ 52,726	$ 26,135	$ 1,862

(1) Excludes accrued interest of $8.9 million at June 30, 2007.

(2) We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2012, which are included in operating leases in the table.

(3) We have various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2010, and are included in purchase obligations in the table.

(4) We entered into a two year agreement with Rich Capital LLC, an M&A advisory firm owned by Jeffrey A. Rich, our former Chief Executive Officer, to provide us with advisory services in connection with potential acquisition candidates. This contractual obligation is included in the table above. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

We expect to contribute approximately $14.5 million to our pension plans in fiscal year 2008. Minimum pension funding requirements are not included in the table above as such amounts are zero for our pension plans as of June 30, 2007. Please see Critical Accounting Policies and Note 13 to our Consolidated Financial Statements for discussion of our pension plans.

As discussed above, certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2007, outstanding surety bonds of $524 million and $90.9 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.3 million of letters of credit and $1.8 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2007, 2006 and 2005, we made contingent consideration payments of $25.4 million, $9.8 million and $17 million, respectively, related to acquisitions completed in prior years. As of June 30, 2007, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $90.6 million, of which $21 million has been earned as of June 30, 2007. The $21 million was accrued as of June 30, 2007 and is expected to be paid during the first half of fiscal year 2008. Any such payments primarily result in a corresponding increase in goodwill.

We indemnified Lockheed Martin Corporation against certain specified claims from certain pre-sale litigation, investigations, government audits and other issues related to the majority of the federal business sold in November 2003. Our contractual maximum exposure under these indemnifications is $85 million; however, we believe the actual exposure to be significantly less. As of June 30, 2007, other accrued liabilities include a reserve for these claims in an amount we believe to be adequate at this time. As discussed in Note 21 to the Consolidated Financial Statements, we agreed to indemnify ManTech International Corporation with respect to the DOJ investigation related to purchasing activities at Hanscom during the period 1998-2000.

Our Education Services business, which is included in our Commercial segment, performs third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At June 30, 2007, we serviced a FFEL portfolio of approximately 2.2 million loans with an outstanding principal balance of approximately $32.5 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and then we repackage the loans for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of June 30, 2007 and 2006, other accrued liabilities include reserves which we believe to be adequate.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We base our estimates on historical experience and on various other assumptions or conditions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that the following critical accounting policies used in the preparation of our Consolidated Financial Statements involve significant judgments and estimates.

Revenue Recognition
A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes and time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104"), unless the transaction is within the scope of other specific authoritative guidance. SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements and updates Staff Accounting Bulletin Topic 13 to be consistent with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2007, approximately 74% of our revenue was recognized based on transaction volumes, approximately 9% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 5% was related to cost reimbursable contracts, approximately 5% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions, divestitures and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding customer acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our customers in which we agree, for compensation, to perform a service to the customer's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall within the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications under a long-term contract. Where an implementation or development project is contracted with a client, and we will also provide services or operate the system over a period of time, EITF 00-21 provides the methodology for separating the contract elements and allocating total arrangement consideration to the contract elements but does not stipulate the revenue recognition methodology that should be applied to these separate elements. In certain instances where revenue cannot be allocated to a contract element delivered earlier than other elements, costs of delivery are deferred and recognized as the subsequent elements are delivered. Costs deferred cannot exceed the relative fair value of the related element. We adopted the provisions of EITF 00-21 on a prospective basis for transactions entered into or modified after July 1, 2003.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

Cost of revenues
We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all these costs are incurred in the provision of services to our customers. The selling, general and administrative costs included in cost of revenues are not material and are not separately presented in the Consolidated Statements of Income.

Contingencies
We account for claims and contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. If our estimates indicate that a contract loss will occur, a loss accrual is recorded in the Consolidated Financial Statements in the period it is first identified. Circumstances that could potentially result in contract losses over the life of the contract include decreases in volumes of transactions, variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Valuation of goodwill and intangibles
Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. In addition, in connection with our revenue arrangements, we incur costs to originate long-term contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to customers in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill or intangible assets may not be recoverable. In evaluating goodwill for

impairment, we compare the estimated fair value of the reporting unit to its underlying book value. In evaluating intangible assets for impairment, we compare the estimated fair value of the intangible asset to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Valuation of property, equipment and software
We continually evaluate whether events and circumstances have occurred that indicate the balance of our property, equipment and software may not be recoverable. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our property, equipment and software, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Stock-Based Compensation
We adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") as of July 1, 2005. SFAS 123(R) requires us to recognize compensation expense for all stock-based payment arrangements based on the fair value of the stock-based payment on the date of grant. We elected the modified prospective application method for adoption, which requires compensation expense to be recorded for all stock-based awards granted after July 1, 2005 and for all unvested stock options outstanding as of July 1, 2005, beginning in the first quarter of adoption. For all unvested options outstanding as of July 1, 2005, the remaining previously measured but unrecognized compensation expense, based on the fair value using revised grant dates as determined in connection with our internal investigation into our stock option grant practices (please see Note 21 to our Consolidated Financial Statements) will be recognized as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the remaining vesting period. For stock-based payment arrangements granted subsequent to July 1, 2005, compensation expense, based on the fair value on the date of grant, will be recognized in the Consolidated Statements of Income in wages and benefits on a straight-line basis over the vesting period. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the following assumptions:

- Expected volatility of our stock price based on historical monthly volatility over the expected term based on daily closing stock prices.

- Expected term of the option based on historical employee stock option exercise behavior and the vesting and contractual terms of the respective option.

- Risk-free interest rate for periods within the expected term of the option.

- Expected dividend yield.

Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option.

SFAS 123(R) requires that we recognize compensation expense for only the portion of stock-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

Pension and post-employment benefits
SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS No. 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. There was no change to our June 30 measurement date as a result of the adoption of SFAS 158. Adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income (loss), net of approximately $2.4 million, net of $1.0 million deferred income tax.

Assumptions for calculating benefit obligations and net periodic benefit cost

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	June 30,			
	2007		2006	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Discount rate	5.20% - 5.67%	5.60%	5.00% - 5.75%	5.75%
Rate of increase in compensation levels	4.25% - 4.80%	N/A	4.25% - 4.40%	N/A
U.S. Plan				
Discount rate	6.40%	N/A	6.50%	N/A
Rate of increase in compensation levels	3.40%	N/A	3.50%	N/A

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006		Fiscal year ended June 30, 2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans						
Discount rate	5.20% - 5.67%	5.60%	5.00% - 5.75%	5.75%	5.25% - 5.75%	5.75%
Long-term rate of return on assets	6.50% - 7.00%	N/A	7.00% - 7.50%	N/A	7.00% - 7.50%	N/A
Rate of increase in compensation levels	4.25% - 4.60%	N/A	4.25% - 4.40%	N/A	4.25% - 4.40%	N/A
U.S. Plan						
Discount rate	6.50%	N/A	5.75%	N/A	N/A	N/A
Long-term rate of return on assets	8.00%	N/A	N/A	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	N/A	3.00%	N/A	N/A	N/A

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrates the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$ (5,786)	$ 5,841	$ (5,055)	$ 5,155
Effect on service and interest cost	$ (485)	$ 488	$ (432)	$ 450
U.S. Plan				
Effect on pension benefit obligation	$ (316)	$ 336	$ (164)	$ 174
Effect on service and interest cost	$ (145)	$ 153	$ (104)	$ 110

We estimate the long-term rate of return on UK, Canadian and US plan assets will be 6.5%, 7% and 8%, respectively, based on the long-term target asset allocation. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

The Canadian funded plan's target asset allocation is 35% Canadian provincial and corporate bonds, 30% larger capitalization Canadian stocks, 30% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% cash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of large cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as interest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not engage in any alternative investment strategies.

The U.S. pension plan's target asset allocation is 30% large capitalization U.S. equities, 5% small capitalization U.S. equities, 25% developed market non-U.S. equities, 30% long duration U.S. Treasury bonds and 10% in alternative investments. The asset allocation was set considering asset class expected returns and volatility relative to the duration of the liabilities of the pension plan. The asset allocation is reviewed annually in accordance with the Investment Policy Statement. The assets are held in a separate pension trust account at a custodian bank. External registered investment advisors manage the assets in active and passive strategies that are well diversified, investment grade, liquid and unleveraged.

SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") requires the disclosure of assumed healthcare cost trend rates for next year used to measure the expected cost of benefits covered. For measurement purposes, a 7.8% composite annual rate of increase in the per capita costs of covered healthcare benefits was assumed for fiscal year 2007; this rate was assumed to decrease gradually to 4.5% by 2013 and remain at that level thereafter. The healthcare cost trend rate assumption may have a significant effect on the SFAS 106 projections. The table below illustrates the effect of increasing or decreasing the assumed healthcare cost trend rates by one percentage point for each future year (in thousands):

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006	
	Plus 1%	Less 1%	Plus 1%	Less 1%
Effect on pension benefit obligation	$ 34	$ (31)	$ 30	$ (27)
Effect on service and interest cost	$ 5	$ (4)	$ 4	$ (4)

Allowance for doubtful accounts

We make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in our customer payment terms and collection trends when evaluating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Income taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets to determine the likelihood of their realization.

New Accounting Pronouncements

Please see Note 28 to our Consolidated Financial Statements for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk resulting from changes in interest rates, changes in market value of financial instruments caused by changes in interest rates, foreign currency exchange rates and fair market value of our investments. Sensitivity analysis is one technique available to measure the impact that changes in these rates could have on our results of operations or financial position. The following analysis provides an indication of our sensitivity to changes in interest rates and foreign currency exchange rates as of June 30, 2007.

Interest Rates

During fiscal year 2006, we entered into a new credit agreement (please see Note 12 to our Consolidated Financial Statements for more discussion). These new facilities are variable rate instruments and are subject to market risk resulting from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If interest rates had increased by 10% at June 30, 2007, and our June 30, 2007 Credit Facility debt had been outstanding for the entire fiscal year, net of $700 million under our five-year amortizing interest rate swap agreement discussed below, our results of operations would have decreased approximately $8.2 million ($5.3 million, net of income tax).

In March 2007, we entered into a five-year amortizing interest rate swap agreement. At June 30, 2007, the notional amount of the agreement was $700 million. The agreement is designated as a cash flow hedge of forecasted interest payments on up to $700 million of outstanding floating rate debt under our Credit Facility. The interest rate swap is structured such that we pay a fixed interest rate of 4.897%, and receive a floating interest rate based on one month LIBOR. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. As of June 30, 2007, the fair value of the agreement is approximately $8.1 million and reflects the termination cash value. If interest rates were 10% lower at June 30, 2007, the fair value of the interest rate swap agreement would be a liability of approximately $2.5 million. Changes in the fair value of our interest rate swap agreement would not affect our results of operations or cash flows unless terminated prior to maturity.

We entered into fixed rate Senior Notes during fiscal year 2005. The Senior Notes are subject to market risk from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in market interest rates. The fair value of the Senior Notes as of June 30, 2007 and 2006 was $459.4 million and $448 million, respectively, based on quoted market prices. If these rates were 10% higher or lower at June 30, 2007, the fair value of the Senior Notes would be approximately $445.6 million and $473.9 million, respectively. Changes in the fair value of our fixed rate Senior Notes would not impact our results of operations or cash flows, unless redeemed prior to maturity.

Foreign Currency

We conduct business in the U. S. and in foreign countries and are exposed to foreign currency risk from changes in the value of underlying assets and liabilities of our non-U. S. denominated foreign investments and foreign currency transactions. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in foreign currency rates against the U.S. dollar. If these rates were 10% higher or lower at June 30, 2007, there would have been no material adverse impact on our results of operations or financial position.

We hedge the variability of a portion of our anticipated future Mexican Peso cash flows through foreign exchange forward agreements. We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our foreign exchange forward agreements. The foreign exchange risk is computed based on the market value of the forward agreements as affected by changes in the corresponding foreign exchange rates. The sensitivity analysis represents the hypothetical changes in the value of the foreign exchange forward agreements and does not reflect the offsetting gain or loss on the underlying exposure. Fluctuations in the fair value of the foreign exchange forward agreements are recorded in accumulated other comprehensive income (loss), net. As of June 30, 2007, a 10% adverse movement in the foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our foreign exchange forward agreements of $3.2 million. Changes in the fair value of these foreign exchange forward agreements would not impact our results of operations or cash flows, unless terminated prior to maturity.

As discussed in Note 20 to our Consolidated Financial Statements, we hedge our Transport Revenue's French operation's Euro foreign exchange exposure related to its Canadian dollar and U.S. dollar revenues. We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our foreign exchange forward agreements. The foreign exchange risk is computed based on the market value of the forward agreements as affected by changes in the corresponding foreign exchange rates. The sensitivity analysis represents the hypothetical changes in the value of the foreign exchange forward agreements and does not reflect the offsetting gain or loss on the underlying exposure. As of June 30, 2007, a 10% adverse movement in the foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our foreign exchange forward agreements of approximately $3.5 million. Changes in the fair value of our foreign exchange forward agreements would be recorded in our Consolidated Statements of Income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Affiliated Computer Services, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Affiliated Computer Services, Inc. and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, as of July 1, 2005.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Primax Recoveries, Inc. ("Primax") and Systech Integrators, Inc. ("Systech") from its assessment of internal control over financial reporting as of June 30, 2007 because they were acquired by the Company in purchase business combinations during fiscal year 2007. We have also excluded Primax and Systech from our audit of internal control over financial reporting. Primax and Systech are wholly-owned subsidiaries whose total assets and total revenues represent 2.3% and 1.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2007.

PricewaterhouseCoopers LLP
Dallas, TX
August 29, 2007

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2007	June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 307,286	$ 100,837
Accounts receivable, net	1,257,108	1,231,846
Income taxes receivable	13,268	8,090
Prepaid expenses and other current assets	232,872	188,490
Total current assets	1,810,534	1,529,263
Property, equipment and software, net	897,319	870,020
Goodwill	2,612,368	2,456,654
Other intangibles, net	481,378	475,701
Other assets	180,830	170,799
Total assets	$ 5,982,429	$ 5,502,437
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 97,951	$ 104,473
Accrued compensation and benefits	246,742	172,853
Other accrued liabilities	400,238	354,632
Deferred taxes	14,418	18,047
Current portion of long-term debt	47,039	23,074
Current portion of unearned revenue	164,484	152,026
Total current liabilities	970,872	825,105
Senior Notes, net of unamortized discount	499,449	499,368
Other long-term debt	1,842,823	1,114,664
Deferred taxes	367,565	331,433
Other long-term liabilities	235,552	275,649
Total liabilities	3,916,261	3,046,219
Commitments and contingencies (Please see Notes 12, 21 and 29)		
Stockholders' equity:		
Class A common stock, $.01 par value, 500,000 shares authorized, 113,960 and 129,848 shares issued, respectively	1,139	1,299
Class B convertible common stock, $.01 par value, 14,000 shares authorized, 6,600 shares issued and outstanding	66	66
Additional paid-in capital	1,642,900	1,799,778
Accumulated other comprehensive income (loss), net	15,916	(10,943)
Retained earnings	1,462,115	1,836,850
Treasury stock at cost, 21,002 and 23,289 shares, respectively	(1,055,968)	(1,170,832)
Total stockholders' equity	2,066,168	2,456,218
Total liabilities and stockholders' equity	$ 5,982,429	$ 5,502,437

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Fiscal year ended June 30,		
	2007	2006	2005
Revenues	$ 5,772,479	$ 5,353,661	$ 4,351,159
Operating expenses:			
Cost of revenues:			
Wages and benefits	2,748,717	2,568,042	1,874,044
Services and supplies	1,262,435	1,168,540	1,046,341
Rent, lease and maintenance	701,620	646,474	503,132
Depreciation and amortization	346,199	289,852	232,779
Software impairment charge	76,407	—	—
Other	33,440	39,629	23,687
Cost of revenues	5,168,818	4,712,537	3,679,983
Gain on sale of business	—	(32,907)	—
Other operating expenses	66,706	56,747	23,692
Total operating expenses	5,235,524	4,736,377	3,703,675
Operating income	536,955	617,284	647,484
Interest expense	182,665	68,367	20,186
Other non-operating income, net	(29,123)	(9,396)	(5,186)
Pretax profit	383,413	558,313	632,484
Income tax expense	130,323	199,507	222,915
Net income	$ 253,090	$ 358,806	$ 409,569
Earnings per share:			
Basic	$ 2.53	$ 2.91	$ 3.21
Diluted	$ 2.49	$ 2.87	$ 3.14
Shares used in computing earnings per share:			
Basic	100,181	123,197	127,560
Diluted	101,572	125,027	130,556

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock				Additional		Accumulated Other			
	Class A		Class B		Paid-in	Retained	Comprehensive	Treasury Stock		
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss), Net	Shares Held	Amount	Total
Balance at June 30, 2004	135,981	$ 1,360	6,600	$ 66	$1,750,159	$1,560,067	$ (3,381)	(14,900)	$ (738,593)	$ 2,569,678
Comprehensive income:										
Foreign currency translation gains	—	—	—	—	—	—	4,260	—	—	4,260
Interest rate hedges, net of income tax	—	—	—	—	—	—	(11,789)	—	—	(11,789)
Net income	—	—	—	—	—	409,569	—	—	—	409,569
Total comprehensive income										402,040
Share repurchases	—	—	—	—	—	—	—	(4,922)	(250,793)	(250,793)
Stock-based compensation expense	—	—	—	—	6,061	—	—	—	—	6,061
Tax benefit on stock option exercises	—	—	—	—	18,587	—	—	—	—	18,587
Employee stock transactions and related tax benefits	1,905	19	—	—	37,667	—	—	567	28,453	66,139
Balance at June 30, 2005	137,886	1,379	6,600	66	1,812,474	1,969,636	(10,910)	(19,255)	(960,933)	2,811,712
Comprehensive income:										
Foreign currency translation losses	—	—	—	—	—	—	(1,305)	—	—	(1,305)
Foreign currency hedges, net of income tax	—	—	—	—	—	—	(316)	—	—	(316)
Interest rate hedges, net of income tax	—	—	—	—	—	—	1,588	—	—	1,588
Net income	—	—	—	—	—	358,806	—	—	—	358,806
Total comprehensive income										358,773
Share repurchases	—	—	—	—	—	—	—	(7,611)	(385,116)	(385,116)
Shares purchased in Tender Offer	—	—	—	—	—	—	—	(7,365)	(475,993)	(475,993)
Retired shares	(10,585)	(106)	—	—	(141,592)	(491,592)	—	10,585	633,290	—
Stock-based compensation expense	—	—	—	—	33,589	—	—	—	—	33,589
Tax benefit on stock option exercises	—	—	—	—	25,772	—	—	—	—	25,772
Employee stock transactions and related tax benefits	2,547	26	—	—	69,535	—	—	357	17,920	87,481
Balance at June 30, 2006	129,848	1,299	6,600	66	1,799,778	1,836,850	(10,943)	(23,289)	(1,170,832)	2,456,218
Comprehensive income:										
Foreign currency translation gains	—	—	—	—	—	—	16,955	—	—	16,955
Foreign currency hedges, net of income tax	—	—	—	—	—	—	693	—	—	693
Interest rate hedges, net of income tax	—	—	—	—	—	—	6,837	—	—	6,837
Net income	—	—	—	—	—	253,090	—	—	—	253,090
Total comprehensive income										277,575
Share repurchases	—	—	—	—	—	—	—	(14,429)	(730,688)	(730,688)
Retired shares	(16,659)	(167)	—	—	(214,712)	(627,825)	—	16,659	842,704	—
Stock-based compensation expense	—	—	—	—	27,968	—	—	—	—	27,968
Tax benefit on stock option exercises	—	—	—	—	7,203	—	—	—	—	7,203
Employee stock transactions and related tax benefits	771	7	—	—	22,663	—	—	57	2,848	25,518
Adjustment to initially apply SFAS 158, net of income tax	—	—	—	—	—	—	2,374	—	—	2,374
Balance at June 30, 2007	113,960	$ 1,139	6,600	$ 66	$1,642,900	$1,462,115	$ 15,916	(21,002)	$ (1,055,968)	$ 2,066,168

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal year ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 253,090	$ 358,806	$ 409,569
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	346,199	289,852	232,779
Contract inducement amortization	14,634	15,332	14,309
Provision for uncollectible accounts receivable	(290)	8,462	763
Deferred financing fee amortization	6,292	2,850	1,436
Provision for default loan liability	(218)	(1,144)	(188)
Software impairment charge	76,407	—	—
Other asset impairments	1,351	19,132	—
Gain on sale of business units	(2,459)	(32,907)	(70)
Gain on long-term investments	(19,345)	(6,787)	(2,967)
Deferred income tax expense	19,626	84,701	84,817
Excess tax benefits on stock-based compensation	(3,763)	(14,318)	—
Stock-based compensation expense	28,491	35,035	6,061
Tax benefit of stock options	—	—	20,059
Loss on early extinguishment of long-term debt	—	4,104	—
Settlement of interest rate hedges	—	—	(19,267)
Other non-cash activities	3,384	3,790	225
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	10,882	(112,601)	(21,945)
Prepaid expenses and other current assets	(42,023)	(34,379)	(16,540)
Other assets	(2,085)	16,090	3,234
Accounts payable	(11,349)	25,943	(11,483)
Accrued compensation and benefits	63,233	(3,676)	(5,362)
Other accrued liabilities	12,493	(132,238)	2,414
Income taxes receivable/payable	4,312	18,093	(8,277)
Other long-term liabilities	(29,085)	(920)	15,913
Unearned revenue	8,601	95,490	33,868
Total adjustments	485,288	279,904	329,779
Net cash provided by operating activities	738,378	638,710	739,348
Cash flows from investing activities:			
Purchases of property, equipment and software, net	(316,843)	(394,467)	(253,231)
Additions to other intangible assets	(43,187)	(35,831)	(35,518)
Payments for acquisitions, net of cash acquired	(182,724)	(250,317)	(626,858)
Proceeds from divestitures, net of transaction costs	—	67,665	87
Intangibles acquired in subcontractor termination	—	(16,530)	—
Purchases of investments	(6,532)	(25,462)	(8,607)
Proceeds from sale of investments	20,283	3,167	1,713
Proceeds from notes receivable	—	—	425
Net cash used in investing activities	(529,003)	(651,775)	(921,989)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net	1,847,719	3,681,205	2,790,016
Payments of long-term debt	(1,150,972)	(2,867,995)	(2,437,635)
Purchase of treasury shares	(730,689)	(385,116)	(250,793)
Excess tax benefits on stock-based compensation	3,763	14,318	—
Proceeds from stock options exercised	24,523	83,190	36,596
Proceeds from issuance of treasury shares	2,923	19,927	30,243
Purchase of shares in Tender Offer	—	(475,959)	—
Stock option settlement with Jeffrey A. Rich, former Chief Executive Officer	—	(18,353)	—
Other, net	(193)	—	—
Net cash provided by (used in) financing activities	(2,926)	51,217	168,427
Net increase (decrease) in cash and cash equivalents	206,449	38,152	(14,214)
Cash and cash equivalents at beginning of year	100,837	62,685	76,899
Cash and cash equivalents at end of year	$ 307,286	$ 100,837	$ 62,685

Please see supplemental cash flow information in Notes 4, 6, 12, and 14

The accompanying Notes are an integral part of these Consolidated Financial Statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and basis of presentation
We are a Fortune 500 and S&P 500 company with approximately 60,000 employees providing business process outsourcing and information technology services to commercial and government clients. We were incorporated in Delaware on June 8, 1988 and our corporate headquarters is located in Dallas, Texas. Our clients have time-critical, transaction-intensive business and information processing needs, and we typically service these needs through long-term contracts.

The Consolidated Financial Statements are comprised of our accounts and the accounts of our controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Other investments are accounted for by the cost method. Our fiscal year ends on June 30. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, the reported amount of revenues and expenses during the reporting period, as well as the accompanying notes. These estimates are based on information available to us. Actual results could differ from these estimates.

Certain prior period amounts have been reclassified to conform to current year presentation.

We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all these costs are incurred in the provision of services to our customers. The selling, general and administrative costs included in cost of revenues are not material and are not separately presented in the Consolidated Statements of Income.

Cash and cash equivalents
Cash and cash equivalents consist primarily of cash, short-term investments in commercial paper, and money market investments that have an initial maturity of three months or less. Cash equivalents are valued at cost, which approximates market.

Allowance for doubtful accounts
We make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in our customer payment terms and collection trends when evaluating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Property, equipment and software, net
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which for equipment ranges primarily from 3 to 12 years and for buildings and improvements up to 40 years. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life.

In accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs incurred for upgrades and enhancements, which will not result in additional functionality, are expensed as incurred. During fiscal years 2007, 2006 and 2005, we capitalized approximately $65.1 million, $104.7 million and $57.4 million, respectively, in software costs under SOP 98-1, which are being amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs of approximately $35.7 million, $39.2 million and $15.9 million and external costs of approximately $29.4 million, $65.5 million and $41.5 million for fiscal years 2007, 2006 and 2005, respectively. These costs were incurred primarily in the development of our proprietary software used in connection with our long-term client relationships. The amortization of our internal use software is included in the amortization of computer software in our depreciation and amortization expense as reflected in Note 8.

During fiscal year 2007, we recorded a non-cash impairment charge for in-process capitalized software related to our Department of Education contract of approximately $76.4 million (please see Note 22 for further discussion), which included $12.7 million capitalized in fiscal year 2007, and which is included in the total amounts capitalized under SOP 98-1 above.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), certain costs related to the development of software to be sold to our clients are capitalized upon reaching technological feasibility and amortized over the estimated useful life of the software. During fiscal years 2007, 2006 and 2005, we capitalized approximately $27.6 million, $31.6 million and $10.1 million, respectively, in software costs under SFAS 86, which are being amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs of approximately $0.5 million, $6.1 million and $8.6 million and external costs of approximately $27.1 million, $25.5 million and $1.5 million for fiscal years 2007, 2006 and 2005, respectively. The amortization of software costs under SFAS 86 is included in the amortization of computer software in our depreciation and amortization expense as reflected in Note 8.

We continually evaluate whether events and circumstances have occurred that indicate the balance of our property, equipment and software may not be recoverable. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our property, equipment and software, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Goodwill and other intangible assets
Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. The determination of the value of goodwill requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill may not be recoverable. In evaluating impairment, we compare the estimated fair value of the reporting unit to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other intangible assets consist primarily of acquired customer-related intangibles, and contract and migration costs related to new business activity, both of which are recorded at cost and amortized using the straight-line method over the contract terms. In connection with our revenue arrangements, we incur costs to originate long-term contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to clients in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 10 years. The amortization period for all other intangible assets, excluding title plants and tradenames with indefinite useful lives, ranges from 1 to 20 years, with a weighted average of 6 years. For the acquisitions in all periods presented except one immaterial acquisition in our Government segment during fiscal year 2007, we obtained a third-party valuation of the intangible assets from Value Incorporated. The determination of the value of other intangible assets requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of intangible assets may not be recoverable. In evaluating impairment, we compare the estimated fair value of the intangible asset to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other assets
Other assets primarily consist of long-term receivables, long-term investments related to our deferred compensation plans (please see Note 10), long-term investments accounted for using the cost and equity methods, long-term deposits and deferred debt issuance costs. It is our policy to periodically review the net realizable value of our long-term receivables and investments through an assessment of the recoverability of the carrying amount of each receivable and investment. For the investments related to our deferred compensation plans, we carry the assets at their fair value, with changes in fair value included in our results of operations. Each investment is reviewed to determine if events or changes in circumstances have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset would be adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset. Deferred debt issuance costs are amortized using the straight-line method over the life of the related debt, which approximates the effective interest method.

Derivative Instruments

We may, from time to time, enter into derivative financial instruments to manage exposure to certain risks, including interest rate risk and foreign currency exchange rate risk. We may hedge material cash flow exposures using forward and/or option contracts. These instruments are generally short-term in nature, with maturities of one year or less. Our derivative instruments are accounted for in accordance with SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' ("SFAS 133"). As such, the change in the fair value of our derivative financial instruments are recorded at fair value in the Consolidated Balance Sheets and are reclassified to the same Consolidated Statements of Income category as the hedged item in the period in which the hedged transaction occurs. In addition, we classify payments received or paid related to cash flow and fair value hedges in the same category of the Consolidated Statements of Cash Flows as the item being hedged.

As part of the Transport Revenue acquisition (defined below), we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U. S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. As such, the changes in fair value are recognized in other non-operating income, net in the Consolidated Statements of Income.

Revenue recognition

A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes and time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104"), unless the transaction is within the scope of other specific authoritative guidance. SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements and updates Staff Accounting Bulletin Topic 13 to be consistent with Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2007, approximately 74% of our revenue was recognized based on transaction volumes, approximately 9% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 5% was related to cost reimbursable contracts, approximately 5% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions, divestitures and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding customer acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our customers in which we agree, for compensation, to perform a service to the customer's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall within the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications under a long-term contract. Where an implementation or development project is contracted with a client, and we will also provide services or operate the system over a period of time, EITF 00-21 provides the methodology for separating the contract elements and allocating total arrangement consideration to the contract elements but does not stipulate the revenue recognition methodology that should be applied to these separate elements. In certain instances where revenue cannot be allocated to a contract element delivered earlier than other elements, costs of delivery are deferred and recognized as the subsequent elements are delivered. Costs deferred cannot exceed the relative fair value of the related element. We adopted the provisions of EITF 00-21 on a prospective basis for transactions entered into or modified after July 1, 2003.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

Contingencies
We account for claims and contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. If our estimates indicate that a contract loss will occur, a loss accrual is recorded in the Consolidated Financial Statements in the period it is first identified. Circumstances that could potentially result in contract losses over the life of the contract include decreases in volumes of transactions, variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Income taxes
The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets to determine the likelihood of their realization. Please see Note 14 for a discussion of income taxes.

Sales taxes
Sales taxes collected from customers are excluded from revenues. The obligation is included in accounts payable until the taxes are remitted to the appropriate taxing authorities.

Earnings per share
Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. Please see Note 18 for the computation of earnings per share.

Stock-based compensation
Please see Note 21 for information concerning our internal investigation into our stock option grant practices during the period from 1994 through 2005.

We adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") as of July 1, 2005. SFAS 123(R) requires us to recognize compensation expense for all stock-based payment arrangements based on the fair value of the stock-based payment on the date of grant. We elected the modified prospective application method for adoption, which requires compensation expense to be recorded for all stock-based awards granted after July 1, 2005 and for all unvested stock options outstanding as of July 1, 2005, beginning in the first quarter of adoption. For all unvested options outstanding as of July 1, 2005, the remaining previously measured but unrecognized compensation expense, based on the fair value using revised grant dates as determined in connection with our internal investigation into our stock option grant practices will be recognized as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the remaining vesting period. For stock-based payment arrangements granted subsequent to July 1, 2005, compensation expense, based on the fair value on the date of grant, will be recognized in the Consolidated Statements of Income in wages and benefits on a straight-line basis over the vesting period. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the following assumptions:

- Expected volatility of our stock price based on historical monthly volatility over the expected term based on daily closing stock prices.
- Expected term of the option based on historical employee stock option exercise behavior and the vesting and contractual terms of the respective option.
- Risk-free interest rate for periods within the expected term of the option.
- Expected dividend yield.

Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option.

SFAS 123(R) requires that we recognize compensation expense for only the portion of stock-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

Pensions and other post-employment benefits
SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. There was no change to our June 30 measurement date as a result of the adoption of SFAS 158. Adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income (loss), net of approximately $2.4 million, net of $1.0 million deferred income tax.

Following is the incremental impact of applying SFAS 158 on individual line items in the consolidated balance sheet at June 30, 2007 (in millions):

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other assets	$ 182,508	$ (1,678)	$ 180,830
Total Assets	5,984,107	(1,678)	5,982,429
Accrued compensation and benefits	245,382	1,360	246,742
Total current liabilities	969,512	1,360	970,872
Deferred taxes	366,585	980	367,565
Other long-term liabilities	241,944	(6,392)	235,552
Total liabilities	3,920,313	(4,052)	3,916,261
Accumulated other comprehensive income (loss), net	13,542	2,374	15,916
Total stockholders' equity	2,063,794	2,374	2,066,168
Total liabilities and stockholders' equity	5,984,107	(1,678)	5,982,429

In addition to these pension plans, we also assumed a post-employment medical plan for Canadian Acquired HR Business (defined in Note 4) employees and retirees. The amount of health care benefits is limited to lifetime maximum and age limitations as described in the plan.

For further discussion of our pensions and other post-employment plans, please see Note 13.

2. STOCK-BASED COMPENSATION PLANS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123(R). SFAS 123(R) requires the company to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in our financial statements. We adopted SFAS 123(R) on a prospective basis beginning July 1, 2005 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. We recognize the fair value of stock-based compensation awards as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the vesting period.

Prior to July 1, 2005, we followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for our stock-based compensation plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant date under those plans consistent with the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Fiscal year ended June 30, 2005
Net income	$ 409,569
Add: Recorded employee compensation cost of stock-based compensation plans, net of income tax of $2,195	3,866
Less: Pro forma employee compensation cost of stock-based compensation plans, net of income tax of $14,705	(26,124)
Pro forma	$ 387,311
Basic earnings per share	
As reported	$ 3.21
Pro forma	$ 3.04
Diluted earnings per share	
As reported	$ 3.14
Pro forma	$ 2.99

The fair value of each option grant was estimated at the date of grant using a separate Black-Scholes option pricing calculation for each grant. As discussed above, prior to the adoption of SFAS 123(R), we determined the fair value of grants for disclosure of pro forma stock-based compensation costs in accordance with SFAS 123. We used the following weighted-average assumptions to determine the fair value of grants:

	Fiscal year ended June 30, 2005
Expected volatility	24.58%
Expected term	4.77 years
Risk-free interest rate	3.91%
Expected dividend yield	0%
Weighted average fair value of options granted	$ 14.22

The adoption of SFAS 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in our accounting for stock-based compensation awards including recording stock-based compensation expense and the related deferred income tax benefit on a prospective basis and reflecting the excess tax benefits from the exercise of stock-based compensation awards in cash flows from financing activities.

The adoption of SFAS 123(R) resulted in the recognition of compensation expense of $28 million ($17.8 million, net of deferred income tax benefits) and $35 million ($22.9 million, net of deferred income tax benefits), $0.18 and $0.19 per basic share or S0.18 and $0.18 per diluted share, in wages and benefits in the Consolidated Statements of Income for the fiscal years ended June 30, 2007 and 2006, respectively. In accordance with the modified prospective application method of SFAS 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs as determined under SFAS 123. The total compensation cost related to non-vested awards not yet recognized at June 30, 2007 was approximately $68.1 million, which is expected to be recognized over a weighted average of 3.5 years.

In periods ending prior to July 1, 2005, the income tax benefits from the exercise of stock options were classified as net cash provided by operating activities pursuant to EITF Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." However, for periods ending after July 1, 2005, pursuant to SFAS 123(R), the income tax benefits exceeding the recorded deferred income tax benefit and any pre-adoption "as-if" deferred income tax benefit from stock-based compensation awards (the excess tax benefits) are required to be reported in net cash provided by financing activities. For the years ended June 30, 2007 and 2006, excess tax benefits from stock-based compensation awards of $3.8 million and $14.3 million, respectively, were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. In fiscal year 2005, income tax benefits from the exercise of stock options of $20.1 million were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows.

On June 7, 2007, our stockholders approved the 2007 Equity Incentive Plan (the "2007 Equity Plan"). This plan is intended to replace our 1997 Stock Incentive Plan (the "1997 Stock Plan"). Under the 2007 Equity Plan we have reserved 15 million shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors or designated committee thereof. Under our 1997 Stock Plan, we originally reserved approximately 7.4 million shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors or designated committee thereof. In May 2000, February 2001, October 2001, July 2003, February 2005 and July 2005, the Board of Directors approved the additional allotment of approximately 1.7 million, 1.6 million, 4.1 million, 3.8 million, 2.7 million and 0.8 million shares, respectively, to the 1997 Stock Plan in accordance with the terms and conditions of the 1997 Stock Plan authorized by our shareholders pursuant to our November 14, 1997 Proxy Statement. Options granted under the 1997 Stock Plan to our current employees cannot exceed 12.8% of our issued and outstanding shares, and consequently, any share repurchases (as discussed in Note 16) reduce the number of options to purchase shares that we may grant under the 1997 Stock Plan. As of June 7, 2007, the 1997 Stock Plan has been discontinued for new grants and as a result, 1,521,736 unissued shares will expire as of December 31, 2007. Our 1988 Stock Option Plan (the "1988 Plan"), which originally reserved 12 million shares of Class A common stock for issuance, was discontinued for new grants during fiscal year 1998 and terminated (except for the exercise of then existing option grants as of September 1997) and subsequently, 3.2 million unissued shares expired. Generally, the options under each plan vest in varying increments over a five-year period become exercisable as they vest (please see discussion of the February 2, 2005 amendment below) and expire ten years from the date of grant. As of June 30, 2007, we had approximately 14,643,000 shares available for issuance under the 2007 Equity Plan.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of our stock price is based on historical monthly volatility over the expected term based on daily closing stock prices. The expected term of the option is based on historical employee stock option exercise behavior, and the vesting term of the respective award and the contractual term of the respective options. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option. The weighted-average fair value of options granted was $13.44 for the year ended June 30, 2007.

The following weighted-average assumptions were used to determine the fair value of grants.

	Fiscal year ended June 30,	
	2007	2006
Expected volatility	21.10%	22.20%
Expected term	4.25 years	4.21 years
Risk-free interest rate	4.74%	3.49%
Expected dividend yield	0%	0%

In order to conform our stock option program with standard market practice, on February 2, 2005, our Board of Directors approved an amendment to stock options previously granted that did not become exercisable until five years from the date of grant to provide that such options become exercisable on the day they vest. Options granted under both our 1997 Stock Plan and our 1988 Plan generally vest in varying increments over a five year period. It is expected that future option grants will contain matching vesting and exercise schedules, which we believe will result in a lower expected term. This amendment does not amend or affect the vesting schedule, exercise price, quantity of options granted, shares into which such options are exercisable or life of any award under any outstanding option grant. Therefore, no compensation expense was recorded related to this amendment; however, the expected term of the options decreased due to this amendment.

The total intrinsic value of options exercised during the years ended June 30, 2007, 2006 and 2005 was $20.2 million, $66.2 million and $66.5 million, respectively, resulting in income tax benefits of $7.3 million, $23.9 million and $20.1 million, respectively. In addition, we also recorded income tax benefits of $6.7 million in the first quarter of fiscal year 2006 related to the purchase of vested options from former Chief Executive Officer Jeffrey A. Rich (please see Note 23 for further discussion). Of the total income tax benefit of $7.3 million and $30.6 million for the year ended June 30, 2007 and 2006, respectively, $3.8 million and $14.3 million, respectively, is reflected as excess tax benefits in net cash provided by financing activities in the Consolidated Statements of Cash Flows.

Option activity for the year ended June 30, 2007 is summarized as follows:

	Options	Weighted Average Exercise Price (1)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2006	11,638,410	$ 42.30		
Granted	3,288,500	50.78		
Exercised	(770,550)	31.83		
Forfeited (2)	(1,533,800)	49.63		
Expired	—	—		
Outstanding as of June 30, 2007	12,622,560	$ 44.88	6.73	$ 150,355
Vested and exercisable at June 30, 2007	5,516,600	$ 38.45	5.00	$ 100,764

(1) Weighted average exercise price of outstanding options, warrants, and rights of $44.88 per share is prior to the repricing of certain options that occurred in the first quarter of fiscal year 2008, as discussed in Notes 21 and 29.

(2) Includes 355,000 stock options terminated due to the departure of our executive officers during fiscal year 2007. Please see Note 23 for further discussion of the departure of our executive officers.

SFAS 123(R) requires that we recognize compensation expense for only the portion of share-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to share-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

We follow the transition method described in SFAS 123(R) for calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (the "APIC Pool"). Tax deficiencies arise when actual tax benefits we realize upon the exercise of stock options are less than the recorded tax benefit. In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides an alternative one-time transition election for calculating the APIC Pool. We have elected not to utilize the one-time transition election provided in FSP FAS 123(R)-3 and will instead follow the method described in SFAS 123(R).

Employee Stock Purchase Plan
Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In October 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. Prior to December 31, 2005, eligible participants were able to purchase our stock at a 15% discount to market value. The stock is either purchased by the ESPP in the open market or issued from our treasury account, or a combination of both. Our contributions for the years ended June 30, 2007 and 2005, which were charged to additional paid-in capital, were approximately $0.3 million and $1 million, respectively. During fiscal year 2006 we expensed $1.4 million related to our ESPP and funded this liability through the issuance of treasury shares, resulting in a credit to additional paid-in-capital of $1.3 million. No expense was recorded in fiscal years 2007 and 2005 related to our ESPP. During fiscal years 2007, 2006 and 2005, in addition to stock purchased by the ESPP in the open market, we issued approximately 57,000, 227,000 and 446,000 treasury shares, respectively, to fund the issuance into the ESPP.

3. POTENTIAL SALE OF THE COMPANY

On March 20, 2007, we received a proposal from Darwin Deason, our Chairman, and Cerberus Capital Management, L.P. ("Cerberus"), on behalf of certain funds and accounts managed by it or its affiliates to acquire all of the outstanding shares of the Company for $59.25 per share in cash, other than certain shares and options held by Mr. Deason and members of our management team. On April 21, 2007, we received a revised proposal from Mr. Deason and Cerberus to acquire, for a cash purchase price of $62 per share, all of the outstanding shares of our common stock, other than certain shares and options held by Mr. Deason and members of our management team that would be rolled into equity securities of the acquiring entity in connection with the proposed transaction.

Our Board of Directors has appointed a special committee of independent directors (the "Special Committee") to evaluate our strategic alternatives, including the proposal from Mr. Deason and Cerberus, and expects to make a recommendation to the Board of Directors following its consideration of all strategic alternatives, including the proposal and all others received, in due course. The Special Committee has engaged its own legal counsel and financial advisors to assist in its review.

On June 10, 2007, we announced that we entered into a Waiver Agreement dated June 10, 2007 with Darwin Deason and Cerberus to suspend the Exclusivity Agreement between Mr. Deason and Cerberus so that the Company, under the direction of the Special Committee of independent directors, can conduct a process to consider the sale of the Company that it considers to be in the best interests of the Company and its stockholders.

We recognized approximately $4 million in legal and other costs related to this potential transaction and $1.9 million related to shareholder derivative lawsuits related to this potential transaction in fiscal year 2007.

Please see Note 29 for discussion of subsequent events.

4. BUSINESS COMBINATIONS

During fiscal years 2007, 2006 and 2005, we acquired several businesses in the information technology services and business process outsourcing industries. Our recent acquisition activity is summarized as follows (excluding contingent consideration and transaction costs):

	Fiscal year ended June 30,		
	2007	2006	2005
Purchase consideration (in thousands):			
Net cash paid	$ 164,330	$ 225,024	$ 620,382
Amounts due to seller	5,931	4,638	28,254
Liabilities assumed	40,588	119,984	254,174
Fair value of assets acquired (including intangibles)	$ 210,849	$ 349,646	$ 902,810

Fiscal Year 2007 acquisitions

In July 2006, we completed the acquisition of Primax Recoveries, Inc. ("Primax"), one of the industry's oldest and largest health care cost recovery firms. The transaction was valued at approximately $40 million, plus related transaction costs excluding contingent consideration of up to $10 million based upon future financial performance, and was funded from cash on hand and borrowings on our Credit Facility (defined below). During fiscal year 2007, we accrued $10 million of contingent consideration which was earned during the year and is expected to be paid in the first half of fiscal year 2008. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $73.8 million and assumed liabilities of $23.8 million. We recorded $29.6 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $20.5 million. The $20.5 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 11 years. This acquisition expanded our healthcare payor offering to include subrogation and overpayment recovery services to help our clients improve profitability while maintaining their valued relationships with plan participants, employers and providers. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 12, 2006.

In October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"), an information technology solutions company offering an array of SAP software services. Systech's services include SAP consulting services, systems integration and custom application development and maintenance. The transaction was valued at approximately $63.8 million plus related transaction costs excluding contingent payments of up to $40 million based on future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility (defined below). We acquired assets of $75.3 million and assumed liabilities of $11.5 million. We recorded $54.2 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $6.6 million. The $6.6 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 4 years. This acquisition enhanced our position as a comprehensive provider of SAP services across numerous markets. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, October 2, 2006.

In April 2007, we acquired CDR Associates, LLC ("CDR"), a leading provider of credit balance audit recovery and software services to healthcare payors, providers and state Medicaid agencies. The transaction was valued at approximately $27.2 million plus related transaction costs excluding contingent consideration of up to $15 million based upon future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility (defined below). We acquired assets of $32 million and assumed liabilities of $4.8 million. We recorded $22.2 million in goodwill, which is deductible for income tax purposes, and intangible assets of $4.9 million. The $4.9 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 7 years. The acquisition expands our service mix in the healthcare payor and provider markets and provides a platform to bridge the gap between the payor and provider communities. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, April 3, 2007.

In April 2007, we acquired certain assets of Albion, Inc. ("Albion"), a company specializing in integrated eligibility software solutions. The transaction was valued at approximately $30.9 million plus related transaction costs. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. We acquired assets of $36.5 million and assumed liabilities of $5.6 million. We recorded $5.2 million in goodwill, which is deductible for income tax purposes, and intangible assets of $1.8 million. The $1.8 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 3 years. The acquisition enables us to address key health and human services challenges facing state and local government clients, including: expensive legacy systems; a need for cost effectiveness; and a client-centered approach to service delivery. The acquired proprietary @Vantage software addresses these clients' challenges while meeting federal financial support requirements for a commercial, off-the-shelf ("COTS") solution. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, April 25, 2007.

We completed two other small acquisitions in fiscal year 2007, one in our Government segment and one in our Commercial segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal year 2006 acquisitions
In May 2006, we completed the acquisition of Intellinex, LLC ("Intellinex"), an Ernst & Young LLP enterprise specializing in integrated learning solutions. The transaction was valued at approximately $75.6 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $88.4 million and assumed liabilities of $12.8 million. We recorded goodwill of $56.6 million, which is deductible for income tax purposes and intangible assets of $19.1 million. The $19.1 million of intangible assets is attributable to customer relationships with a useful life of approximately 10 years. We believe this acquisition provides us with a global technology platform that we can leverage to deliver learning services to existing and potential clients, key management talent in the learning BPO market, expanded content development and delivery capabilities and a broader presence in the rapidly growing learning BPO market. This acquisition should also allow us to better compete on multi-scope human resources BPO opportunities that include a learning component. We will also leverage this acquisition to develop and implement learning content and programs for our employees. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, June 1, 2006.

In December 2005, we completed the acquisition of the Transport Revenue division of Ascom AG ("Transport Revenue"), a Switzerland based communications company. Transport Revenue consists of three business units, fare collection, airport parking solutions and toll collection, with office locations across nine countries. The transaction was valued at approximately $100.5 million plus related transaction costs and was funded from borrowings under our Prior Facility (as defined in Note 12). We also paid a net working capital settlement of approximately $13.6 million which was funded from cash on hand and borrowings under our Credit Facility (as defined in Note 12). The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $213 million and assumed liabilities of $98.9 million. We recorded goodwill of $72.7 million, approximately 42% of which is deductible for income tax purposes, and intangible assets of $1.3 million. The $1.3 million of intangible assets is attributable to customer relationships, non-compete agreements and patents with weighted average useful lives of approximately 8 years. This acquisition launched us into the international transportation services industry and expanded our portfolio in the transit and parking payment markets and adds toll collection customers to our existing customer base. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, December 1, 2005.

In July 2005, we completed the acquisition of LiveBridge, Inc. ("LiveBridge"), a customer care service provider primarily serving the financial and telecommunications industries. The transaction was valued at approximately $32 million plus a working capital adjustment of $2.5 million, excluding contingent consideration of up to $32 million based upon future financial performance, and was funded from cash on hand and borrowings under our Prior Facility. During fiscal year 2007, we paid $18.1 million of contingent consideration which was earned during the year. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $60.1 million and assumed liabilities of $7.5 million. We recorded goodwill of $29.6 million, 80% of which is deductible for income tax purposes, and intangible assets of $12.9 million. The $12.9 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 6 years. This acquisition expanded our customer care service offerings in the finance and telecommunications industries and extended our global capabilities and operations by adding operational centers in Canada, India and Argentina. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 1, 2005.

We completed two other small acquisitions during fiscal year 2006, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal year 2005 acquisitions
During fiscal year 2005, we completed six acquisitions, the most significant of which was the acquisition of the human resources ("HR") consulting and outsourcing businesses of Mellon Financial Corporation (the "Acquired HR Business") in May 2005. The Acquired HR Business provides consulting services, benefit plan administration services, and multi-scope HR outsourcing services. The transaction was valued at approximately $405 million, plus related transaction costs and was initially funded from borrowings under our Prior Facility. In fiscal year 2006, we paid a net working capital settlement of $19.6 million which was funded from cash on hand and borrowings under our Prior Facility. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $596.1 million and assumed liabilities of $171.5 million. We recorded $211.2 million in goodwill, of which 76% is deductible for income tax purposes, and intangible assets of $166.7 million. The $166.7 million of intangible assets is attributable to customer relationships, non-compete agreements and an indefinite lived tradename. The customer relationships and non-compete agreements have useful lives of 3 to 17 years with a weighted average anticipated useful life of approximately 15 years. This acquisition made us a stronger competitor in the end-to-end human resources marketplace and strengthened our position as a global provider of business process outsourcing services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, May 1, 2005. Please refer to Note 5 for discussion of the integration of the Acquired HR Business.

In January 2005, we completed the acquisition of Superior Consultant Holdings Corporation ("Superior"), acquiring all of the issued and outstanding shares of Superior through a cash tender offer, which was completed on January 25, 2005, and subsequent short-form merger, at a purchase price of $8.50 per share. Superior provides information technology consulting and business process outsourcing services and solutions to the healthcare industry. The transaction was valued at approximately $122.2 million (including payment of approximately $106 million for issued and outstanding shares, options, and warrants and additional amounts for debentures and other payments) plus related transaction costs and was funded from borrowings under our Prior Facility. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $152.6 million and assumed liabilities of $30.4 million. We recorded $62.2 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $16.8 million. The $16.8 million of intangible assets is attributable to customer relationships and non-compete agreements with useful lives of 5 years. This acquisition expanded our provider healthcare subject matter expertise, as well as provided experience with major hospital information systems and additional healthcare management talent. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 25, 2005.

In August 2004, we acquired BlueStar Solutions, Inc. ("BlueStar"), an information technology outsourcer specializing in applications management of packaged enterprise resource planning and messaging services. The transaction was valued at approximately $73.5 million, plus related transaction costs. The transaction value includes $6.4 million attributable to the 9.2% minority interest we held in BlueStar prior to the acquisition; therefore, the net purchase price was approximately $67.1 million. Of this amount, approximately $61 million was paid to former BlueStar shareholders by June 30, 2005 and was funded from borrowings under our credit facilities and cash on hand. The remaining purchase price of $6 million was paid in the first quarter of fiscal year 2006. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $97.8 million and assumed liabilities of $30.7 million. We recorded goodwill of $34.4 million, which is not deductible for income tax purposes, and intangible assets of $11.6 million. The $11.6 million of intangible assets is attributable to customer relationships with a useful life of seven years. The acquisition of BlueStar improved our existing information technology services with the addition of applications management and messaging services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, August 26, 2004.

In July 2004, we acquired Heritage Information Systems, Inc. ("Heritage"). Heritage provides clinical management and pharmacy cost containment solutions to 14 state Medicaid programs, over a dozen national commercial insurers and Blue Cross Blue Shield licensees and some of the largest employer groups in the country. The transaction was valued at approximately $23.1 million plus related transaction costs, excluding contingent consideration of up to $17 million maximum based upon future financial performance, and was funded from borrowings under our then existing credit facility and cash on hand. During fiscal year 2005, we accrued $6 million of contingent consideration, which was earned during the year and paid in fiscal year 2006. During fiscal year 2007, we accrued $11 million of contingent consideration, which was earned during the year and is expected to be paid in the first quarter of fiscal year 2008. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $43.6 million and assumed liabilities of $3.5 million. We recorded $31.3 million in goodwill, which is deductible for income tax purposes, and intangible assets of $2.4 million. The $2.4 million of intangible assets is attributable to customer relationships and non-compete agreements with useful lives of five years. This acquisition enhanced our clinical management and cost containment service offerings. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, July 1, 2004.

We completed two other small acquisitions in our Government segment during the fiscal year 2005.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Contingent consideration
We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2007, 2006 and 2005, we made contingent consideration payments of $25.4 million, $9.8 million and $17 million, respectively, related to acquisitions completed in prior years. As of June 30, 2007, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $90.6 million of which $21 million has been earned as of June 30, 2007. The $21 million was accrued as of June 30, 2007 and is expected to be paid during the first half of fiscal year 2008. Any such payments primarily result in a corresponding increase in goodwill.

5. RESTRUCTURING ACTIVITIES

During fiscal year 2006, we began a comprehensive assessment of our operations, including our overall cost structure, competitive position, technology assets and operating platform and foreign operations. As a result, we began certain restructuring initiatives and activities that are expected to enhance our competitive position in certain markets, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions. As of June 30, 2007, approximately 2,500 employees have been involuntarily terminated as a result of these initiatives, consisting primarily of offshore processors and related management; however, we anticipate that a majority of these positions would be migrated to lower cost markets.

In our Commercial segment, we began an assessment of the cost structure of our global production model, particularly our offshore processing activities. We identified offshore locations in which our labor costs were no longer competitive or where the volume of work processed by the site no longer justifies retaining the location, including one of our Mexican facilities. In connection with this assessment, we recorded restructuring charges for involuntary termination of employees related to the closure of those duplicative facilities or locations of $6.5 million and $5.5 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income, and $2.4 million and $4.7 million for the years ended June 30, 2007 and 2006, respectively, for impairments of duplicative technology equipment and facility costs, facility shutdown and other costs, which are reflected as part of total operating expenses in our Consolidated Statements of Income. We plan to further penetrate offshore labor markets. We expect these activities will consolidate our global production activities and enhance our competitive position.

In our Government segment, we began an assessment of our competitive position, evaluated our market strategies and the technology used to support certain of our service offerings. We began to implement operating practices that we utilize in our Commercial segment, including leveraging our proprietary workflow technology and implementing activity based compensation, which is expected to reduce our operating costs and enhance our competitive position. In connection with these activities, we recorded restructuring charges for involuntary termination of employees of $0.7 million and $1 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income. In fiscal year 2007, we recorded $0.5 million of costs related to the consolidation of solution development groups within the Government segment, which is reflected in total operating expenses in our Consolidated Statements of Income. In fiscal year 2006, we recorded $1.6 million for asset impairment and other charges, principally for duplicative software as a result of recent acquisition activity, which is reflected in total operating expenses in our Consolidated Statements of Income. As discussed in Note 6, we completed the WWS Divestiture, which allows us to focus on our technology-enabled business process outsourcing and information technology service offerings.

The following table summarizes the activity for the accrual for involuntary termination of employees for the year ended June 30, 2007 and 2006 (in thousands) exclusive of the Acquired HR Business:

	Fiscal year ending June 30,	
	2007	2006
Beginning balance	$ 899	$ —
Accruals	7,185	6,500
Payments	(7,191)	(5,601)
Ending balance	$ 893	$ 899

The June 30, 2007 accrual for involuntary termination of employees is expected to be paid primarily in fiscal year 2008 from cash flows from operating activities.

We substantially completed the integration of the Acquired HR Business in the fourth quarter of fiscal year 2006. The integration included the elimination of redundant facilities, marketing and overhead costs, and the consolidation of processes from the historical cost structure of the acquired organization. The liabilities recorded at closing for the Acquired HR Business include $22.3 million in involuntary employee termination costs for employees of the Acquired HR Business in accordance with Emerging Issues Task Force Issue No. 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." The following table summaries the activity for the accrual for involuntary termination of employees for the years ended June 30, 2007, 2006 and 2005 (in thousands):

	Fiscal year ending June 30,		
	2007	2006	2005
Beginning balance	$ 3,521	$ 20,495	$ —
Accrual recorded at acquisition	—	—	22,264
Excess accrual credited to goodwill	(1,678)	(3,116)	—
Payments	(1,441)	(13,858)	(1,769)
Ending balance	$ 402	$ 3,521	$ 20,495

The remaining accrual is expected to be paid out in the first quarter of fiscal year 2008 from cash flows from operating activities.

In our Corporate segment, we determined that the costs related to the ownership of a corporate aircraft outweighed the benefits to the Company. During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These proceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our Consolidated Statements of Cash Flows. We recorded an asset impairment charge of $4.7 million in the year ended June 30, 2006 related to the sale of our corporate aircraft, which is reflected in other operating expenses in our Consolidated Statements of Income.

6. DIVESTITURES

Sale of Government welfare-to-workforce services business

In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture") to Arbor E&T, LLC ("Arbor"), a wholly owned subsidiary of ResCare, Inc., for approximately $69 million, less transaction costs. Assets sold were approximately $31.6 million and liabilities assumed by Arbor were approximately $0.2 million, both of which were included in the Government segment. We retained the net working capital related to the WWS Divestiture. We recognized a pretax gain of $2.5 million ($1.5 million, net of income tax) and $33.5 million ($20.1 million, net of income tax) during fiscal years 2007 and 2006, respectively, upon the assignment of customer contracts to Arbor. The after tax proceeds from the divestiture were primarily used for general corporate purposes.

Revenues from the WWS Divestiture were $0.9 million, $104.2 million and $218 million for fiscal years 2007, 2006 and 2005, respectively. Operating (loss) income from the WWS Divestiture, excluding the gain on sale, was ($0.6 million), $6.4 million and $11.5 million for fiscal years 2007, 2006 and 2005, respectively. Fiscal year 2006 operating loss included the following: a provision for estimated litigation settlement related to the WWS Divestiture; and a provision for uncollectible accounts receivable due to a change in our estimate of collectibility of the retained outstanding receivables. Total provisions recorded in fiscal year 2006 were $3.3 million ($2.1 million, net of income tax).

In the fourth quarter of fiscal year 2006, we completed the sale of a subsidiary related to operations of the WWS Divestiture and recorded a loss on the sale of approximately $0.6 million ($1.0 million, net of income tax) and related charges of $0.2 million ($0.1 million, net of income tax).

The welfare-to-workforce services business is no longer strategic or core to our operating philosophy. These divestitures allow us to focus on our technology-enabled business process outsourcing and information technology service offerings.

At June 30, 2006, we classified as assets held for sale certain customer contracts related to the WWS Divestiture whose transfer to Arbor was not complete as of June 30, 2006. The transfers of these remaining contracts to Arbor were completed in the second quarter of fiscal year 2007 upon receipt of customer consents. The following table sets forth the assets held for sale included in prepaid expenses and other current assets in our Consolidated Balance Sheets as of June 30, 2006 (in thousands):

Assets held for sale	
Intangible assets related to the WWS Divestiture, net	$ 634
Goodwill related to the WWS Divestiture	1,096
Total assets held for sale	$ 1,730

7. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows (in thousands):

	June 30, 2007	June 30, 2006
Amounts Billed or Billable:		
Commercial	$ 526,584	$ 534,569
Government	399,271	419,905
	925,855	954,474
Unbilled Amounts	336,326	287,819
Total accounts receivable	1,262,181	1,242,293
Allowance for doubtful accounts	(5,073)	(10,447)
	$ 1,257,108	$ 1,231,846

Unbilled amounts include amounts associated with percentage of completion accounting, and other earned revenues not currently billable due to contractual provisions. The unbilled amounts at June 30, 2007 and 2006 include approximately $129.6 million and $157.2 million, respectively, which is not expected to be billed and collected within one year. These amounts are primarily related to our Commercial Vehicle Operations contract, our Transport Revenue contracts, our contract with the Georgia Department of Health and Human Services, and the 2007 acquisition of Albion in our Government segment. Billings are based on reaching contract milestones or other contractual terms.

Amounts to be invoiced in the subsequent month for current services provided are included in billable, and at June 30, 2007 and 2006 include approximately $406.1 million and $367.9 million, respectively, for services which have been rendered and will be billed in the normal course of business in the succeeding months.

Changes in the allowance for doubtful accounts were as follows (in thousands):

	Fiscal year ended June 30, 2007	2006	2005
Balance at beginning of period	$ 10,447	$ 5,399	$ 4,756
Provision for uncollectible accounts receivable	(290)	8,462	763
Losses sustained, net of recoveries and other	(5,084)	(3,414)	(120)
Balance at end of period	$ 5,073	$ 10,447	$ 5,399

During fiscal year 2006, we recorded a provision related to our assessment of risk related to the bankruptcies of certain airline clients of $3 million, a provision for a receivable retained in connection with the sale of the majority of the federal business in November 2003 of $2.4 million, and a provision for uncollectible accounts receivable due to a change in our estimate of collectibility of the retained outstanding receivables in connection with the WWS Divestiture of $1.3 million.

8. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following (in thousands):

	June 30,	
	2007	2006
Land	$ 20,177	$ 20,167
Buildings and improvements	177,453	155,503
Computer equipment	901,493	743,516
Computer software	742,271	645,242
Furniture and fixtures	107,556	97,803
	1,948,950	1,662,231
Accumulated depreciation and amortization	(1,051,631)	(792,211)
	$ 897,319	$ 870,020

Depreciation expense on property and equipment was approximately $212.2 million, $182.8 million and $149 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Amortization of computer software was approximately $69 million, $51 million and $40.4 million in fiscal years 2007, 2006 and 2005, respectively.

During fiscal year 2007, we recorded a non-cash impairment charge to in-process capitalized software related to our Department of Education contract of approximately $76.4 million (please see Note 22 for further discussion).

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 are as follow (in thousands):

	Commercial	Government	Total
Balance as of June 30, 2005	$ 1,217,727	$ 1,116,928	$ 2,334,655
Acquisition activity during the year	64,506	73,823	138,329
Divestiture activity during the year	—	(16,656)	(16,656)
Held for sale as of June 30, 2006	—	(1,096)	(1,096)
Foreign currency translation adjustments	(180)	1,602	1,422
Balance as of June 30, 2006	1,282,053	1,174,601	2,456,654
Acquisition activity during the year	127,624	19,461	147,085
Foreign currency translation adjustments	5,638	2,991	8,629
Balance as of June 30, 2007	$ 1,415,315	$ 1,197,053	$ 2,612,368

Fiscal years 2007 and 2006 activity is primarily related to acquisitions and divestitures completed during the periods (please see Notes 4 and 6). Approximately $2.1 billion, or 78.7%, of the original gross amount of goodwill recorded is deductible for income tax purposes.

The following table reflects the balances of our other intangible assets (in thousands):

	June 30,			
	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Acquired customer-related intangibles	$ 419,853	$ (147,872)	$ 384,738	$ (104,901)
Customer contract costs	247,840	(101,217)	222,268	(90,326)
All other	17,248	(9,362)	15,147	(6,113)
Total	$ 684,941	$ (258,451)	$ 622,153	$ (201,340)
Non-amortizable intangible assets:				
Title plant	$ 51,045		$ 51,045	
Tradename	3,843		3,843	
	$ 54,888		$ 54,888	
Aggregate amortization:				
For the year ended June 30, 2007				$ 79,597
For the year ended June 30, 2006				71,353
For the year ended June 30, 2005				57,721
Estimated amortization for the years ended June 30,				
2008				85,643
2009				74,612
2010				62,828
2011				52,841
2012				36,363

Amortization includes amounts charged to amortization expense for customer contract costs and other intangibles, other than contract inducements. Amortization of contract inducements of $14.6 million, $15.3 million and $14.3 million for fiscal years 2007, 2006 and 2005, respectively, is recorded as a reduction to related contract revenue. Amortization for fiscal years 2007, 2006 and 2005 includes approximately $42.4 million, $37.4 million and $27.7 million, respectively, related to acquired customer-related intangible assets. Amortization expense includes approximately $22.6 million, $18.7 million and $15.7 million for customer-related and all other intangibles for fiscal years 2007, 2006 and 2005, respectively. Amortizable intangible assets are amortized over the related contract term. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 10 years. The amortization period for all other intangible assets, including trademarks, ranges from 1 to 20 years, with a weighted average of 6 years.

10. OTHER ASSETS

The following summaries our other assets as of June 30, 2007 and 2006 (in thousands):

	June 30,	
	2007	2006
Long-term investments related to our deferred compensation plans (please see Note 13)	$ 80,253	$ 64,383
Long-term investments accounted for using the cost method and equity method	21,443	31,289
Deferred debt issuance costs	28,099	31,242
Other assets	51,035	43,885
Total	$ 180,830	$ 170,799

During fiscal year 2007, we sold our minority interests in a professional services company, which was accounted for under the equity method, for approximately $19 million. We recorded a gain on the sale of our minority interests of approximately $8.2 million ($5.3 million, net of income tax) in other non-operating (income) expense, net.

11. OTHER ACCRUED LIABILITIES

The following summarizes other accrued liabilities at June 30, 2007 and 2006 (in thousands):

	June 30, 2007	June 30, 2006
Accrued payments to vendors and contract related accruals	$ 228,250	$ 223,841
Software and equipment lease and maintenance	57,283	42,824
Accruals related to acquisitions and divestitures	46,455	29,247
Other	68,250	58,720
Total	$ 400,238	$ 354,632

The increase in accruals related to acquisitions and divestitures is primarily the fiscal year 2007 accrual for contingent consideration payments earned as of June 30, 2007. These accruals are expected to be paid in the first half of fiscal year 2008.

12. LONG- TERM DEBT

A summary of long-term debt follows (in thousands):

	June 30, 2007	June 30, 2006
Term Loan Facility due in March 2013	$ 1,778,000	$ 796,000
Revolving Facility due in March 2012	52,102	310,336
4.70% Senior Notes due in June 2010, net of unamortized discount	249,950	249,933
5.20% Senior Notes due in June 2015, net of unamortized discount	249,499	249,435
Capitalized lease obligations at various interest rates, payable through 2010	57,853	29,677
Other notes payable through 2015	1,907	1,725
	2,389,311	1,637,106
Less current portion	(47,039)	(23,074)
	$ 2,342,272	$ 1,614,032

Maturities of long-term debt at June 30, 2007 are as follows (in thousands):

Year ending June 30,	
2008	$ 47,039
2009	40,156
2010	274,961
2011	18,900
2012	70,642
Thereafter	1,937,613
Total	$ 2,389,311

Credit Agreement

On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement (the "Credit Agreement") with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $2 billion (as of June 30, 2007), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"), each of which is described more fully below. At the closing of the Credit Facility, we and certain of our subsidiaries jointly borrowed approximately $800 million under the Term Loan Facility and approximately $93 million under the Revolving Facility. We used the proceeds of the Term Loan Facility to (i) refinance approximately $278 million in outstanding indebtedness under our 5-Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the "Prior Facility"), (ii) finance the purchase of shares of our Class A common stock tendered in the Company's "Dutch Auction" tender which expired March 17, 2006 (as extended) and (iii) for the payment of transaction costs, fees and expenses related to the Credit Facility and Dutch Auction. As a result of the refinancing of the Prior Facility, we wrote off approximately $4.1 million in debt issue costs, which was included in other non-operating income, net. A portion of the proceeds of the Revolving Facility were used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility. The remainder of the proceeds of the Revolving Facility were used for working capital purposes and to fund our share repurchase programs. In addition, approximately $114 million of letters of credit were issued under the Credit Facility to replace letters of credit outstanding under the Prior Facility. The Prior Facility was terminated on March 20, 2006.

On July 6, 2006, we amended our Term Loan Facility. We borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

Amounts borrowed under the Term Loan Facility mature on March 20, 2013, and will amortize in quarterly installments in an aggregate annual amount equal to 1% of the aggregate principal amount of the loans advanced, with the balance payable on the final maturity date. Amounts borrowed under the Term Loan Facility may also be repaid at any time at our discretion. Interest on the outstanding balances under the Term Loan Facility is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Credit Facility) plus the fluctuating Base Rate (as defined in the Credit Facility), or at the Applicable Margin plus the current LIBOR (as defined in the Credit Facility). The borrowing rate on the Term Loan Facility at June 30, 2007 was 7.32%.

Proceeds borrowed under the Revolving Facility will be used as needed for general corporate purposes and to fund share repurchase programs. Amounts under the Revolving Facility are available on a revolving basis until the maturity date of March 20, 2012. The Revolving Facility allows for borrowings up to the full amount of the revolver in either U.S. Dollars or Euros. Up to the U.S. dollar equivalent of $200 million may be borrowed in other currencies, including Sterling, Canadian Dollars, Australian Dollars, Yen, Francs, Krones and New Zealand Dollars. Portions of the Revolving Facility are available for issuances of up to the U.S. dollar equivalent of $700 million of letters of credit and for borrowings of up to the U.S. dollar equivalent of $150 million of swing loans. Interest on outstanding balances under the Revolving Facility is payable, at our option, at a rate equal to the Applicable Margin plus the fluctuating Base Rate, or at the Applicable Margin plus the current LIBOR for the applicable currency. The borrowing rate under the Revolving Facility at June 30, 2007 ranges from 3.87% to 5.37%, depending upon the currency of the outstanding borrowings.

The Credit Facility includes an uncommitted accordion feature of up to $750 million in the aggregate allowing for future incremental borrowings under the Revolving Facility, which may be used for general corporate purposes. The Credit Facility also includes an additional uncommitted accordion feature of up to $2 billion (as of June 30, 2007) allowing for future incremental borrowings under the Term Loan Facility which may be used to fund additional purchases of our equity securities or for extinguishment of our Senior Notes (defined below). The Term Loan Facility accordion expires on March 20, 2009.

Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions. As required under the indentures governing our outstanding Senior Notes, we have granted equal and ratable liens in favor of the holders of the Senior Notes in all assets discussed above, other than the accounts receivable of the Company and our subsidiaries.

Among other fees, we pay a commitment fee (payable quarterly) based on the amount of unused commitments under the Revolving Facility (not including the uncommitted accordion feature discussed above). The commitment fee payable at June 30, 2007 was 0.375% of the unused commitment. We also pay fees with respect to any letters of credit issued under the Credit Facility. Letter of credit fees at June 30, 2007 were 1.35% of the currently issued and outstanding letters of credit.

The Credit Facility contains customary covenants, including but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to incur liens, merge or dissolve, make certain restricted payments, or sell or transfer assets. The Credit Facility also limits the Company's and our subsidiaries' ability to incur additional indebtedness. In addition, based upon the total amount advanced under the Term Loan Facility at June 30, 2007, we may not permit our consolidated total leverage ratio to exceed 4.00 to 1.00, nor permit our consolidated senior leverage ratio to exceed 3.00 to 1.00, nor permit our consolidated interest coverage ratio to be less than 4.50 to 1.0 during specified periods.

Upon the occurrence of certain events of default, our obligations under the Credit Facility may be accelerated and the lending commitments under the Credit Facility terminated. Such events of default include, but are not limited to, payment default to lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults with respect to indebtedness or guaranty obligations, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, or change of control of the Company. As of June 30, 2007, we were in compliance with the covenants of our Credit Facility, as amended.

At June 30, 2007, we had approximately $834.7 million available on our Revolving Facility after giving effect to outstanding indebtedness of $52.1 million and $113.2 million of outstanding letters of credit that secure certain contractual performance and other obligations and which reduce the availability of our Revolving Facility. At June 30, 2007, we had $1.8 billion outstanding under our Credit Facility, of which $1.8 billion is reflected in long-term debt and $18 million is reflected in current portion of long-term debt, and approximately $1.8 billion of which bore interest at 7.32% and $52.1 million bore interest from 3.87% to 5.37%. Please see Note 20 for a discussion of an interest rate swap agreement related to interest rates on our Credit Facility.

On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements were complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the SEC or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Revolving Facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million.

Senior Notes

On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes"). Interest on the Senior Notes is payable semiannually. The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility. We may redeem some or all of the Senior Notes at any time prior to maturity, which may include prepayment penalties determined according to pre-established criteria. Please see Note 20 for a discussion of the forward interest rate hedges related to the issuance of the Senior Notes.

The Senior Notes contain customary covenants, including but not limited to, restrictions on our ability, and the ability of our subsidiaries, to create or incur secured indebtedness, merge or consolidate with another person, or enter into certain sale and leaseback transactions.

Upon the occurrence of certain events of default, the principal of, and all accrued and unpaid interest on, the Senior Notes may be declared due and payable by the trustee, The Bank of New York Trust Company, N.A. (the "Trustee"), or the holders of at least 25% in principal amount of the outstanding Senior Notes. Such events of default include, but are not limited to, payment default, covenant defaults, material payment defaults (other than under the Senior Notes) and voluntary or involuntary bankruptcy proceedings. As of June 30, 2007, we were in compliance with the covenants of our Senior Notes.

On September 22, 2006, we received a letter from CEDE & Co. ("CEDE") sent on behalf of certain holders of our 5.20% Senior Notes due 2015 (the "5.20% Senior Notes") issued by us under that certain Indenture dated June 6, 2005 (the "Indenture") between us and the Trustee advising us that we were in default of our covenants. The letter alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On September 29, 2006, we received a letter from CEDE sent on behalf of the same persons declaring an acceleration with respect to the 5.20% Senior Notes, as a result of our failure to remedy the purported default set forth in the September 22, 2006 letter related to our failure to timely file our Annual Report on Form 10-K for the period ended June 30, 2006. The September 29, 2006 letter declared that the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes were due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

On September 29, 2006 we received a letter from the Trustee with respect to the 5.20% Senior Notes. The letter alleged that we were in default of our covenants under the Indenture with respect to the 5.20% Senior Notes, as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. On October 6, 2006, we received a letter from the Trustee declaring an acceleration with respect to the 5.20% Senior Notes as a result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. The October 6, 2006 letter declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

In addition, our 4.70% Senior Notes due 2010 (the "4.70% Senior Notes") were also issued under the Indenture and have identical default and acceleration provisions as the 5.20% Senior Notes. On October 9, 2006, we received letters from certain holders of the 4.70% Senior Notes issued by us under the Indenture, advising us that we were in default of our covenants under the Indenture. The letters alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On November 9, 10 and 16, 2006, we received letters from CEDE sent on behalf of certain holders of our 4.70% Senior Notes, declaring an acceleration of the 4.70% Senior Notes as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006. The November 9, 10 and 16, 2006 letters declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 4.70% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed under the 4.70% Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the 5.20% Senior Notes or the 4.70% Senior Notes or otherwise under the Indenture. Further we have filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. On January 8, 2007, the Court entered an order substituting Wilmington Trust Company for the Trustee. On January 16, 2007, Wilmington Trust Company filed an answer and counterclaim. The counterclaim seeks immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim seeks damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to pay off the Senior Notes, it is most likely that we would utilize the Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Credit Facility, subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility of the Credit Facility. We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes.

While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

On December 19, 2006, we entered into an Instrument of Resignation, Appointment and Acceptance with The Bank of New York Trust Company, N.A. and Wilmington Trust Company, whereby The Bank of New York Trust Company, N.A. resigned as trustee, as well as other offices or agencies, with respect to the Senior Notes, and was replaced by Wilmington Trust Company.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $13.8 million ($8.6 million, net of income tax), unamortized deferred financing costs of $2.6 million ($1.7 million, net of income tax) and unamortized discount of $0.6 million ($0.4 million, net of income tax) associated with our Senior Notes as of June 30, 2007 may be adjusted and reported as interest expense in our Consolidated Statement of Income in the period of refinancing or demand.

Other
We entered into capital lease agreements of an aggregate of $47.8 million, $24.3 million and $2.3 million for the purchase of equipment during fiscal years 2007, 2006 and 2005, respectively.

Interest
Cash payments for interest on borrowings for the years ended June 30, 2007, 2006 and 2005 were approximately $169.6 million, $56.3 million and $13.1 million, respectively. In addition, in fiscal year 2007 we paid $7.4 million of interest related to the Section 162(m) deduction disallowance discussed in Note 21. The increase in cash payments for interest during fiscal year 2007 was primarily due to higher borrowings on our Term Credit Facility and waiver fees related to the credit facility amendment. Accrued interest was $8.9 million and $11 million at June 30, 2007 and 2006, respectively.

13. PENSION AND OTHER POST-EMPLOYMENT PLANS

SFAS 87 establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS 158. This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. There was no change to our June 30 measurement date as a result of the adoption of SFAS 158. Adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income (loss), net of approximately $2.4 million, net of $1.0 million deferred income tax.

In connection with the acquisition of the Acquired HR Business, we assumed pension plans for the Acquired HR Business employees located in Canada and the United Kingdom ("UK"). The Canadian Acquired HR Business has both a funded basic pension plan and an unfunded excess pension plan. The UK pension scheme is a funded plan. These defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period before retirement. We established June 30 as our measurement date for these defined benefit plans. The net periodic benefit costs for these plans are included in wages and benefits in our Consolidated Statements of Income from the effective date of the acquisition, May 1, 2005.

In addition to these pension plans, we also assumed a post-employment medical plan for Acquired HR Business employees and retirees in Canada. The amount of health care benefits is limited to lifetime maximum and age limitations as described in the plan.

In December 2005, we adopted a pension plan for the U.S. employees of Buck Consultants, LLC, a wholly owned subsidiary, which was acquired in connection with the Acquired HR Business. The U.S. pension plan includes both a funded plan and unfunded plan. We established June 30 as our measurement date for this defined benefit plan. The plan recognizes service for eligible employees from May 26, 2005, the date of the acquisition of the Acquired HR Business. We recorded prepaid pension costs of $2 million related to this prior service which will be amortized over approximately 9.3 years and included in the net periodic benefit costs which is included in wages and benefits in our Consolidated Statements of Income.

A small group of employees located in Germany participate in a pension plan. This plan is not material to our results of operations or financial position and is not included in the disclosures below. A group of employees acquired with Transport Revenue participate in a multi-employer pension plan in Switzerland. Contributions to the plan are not considered material to our Consolidated Statements of Income.

Benefit obligations

The following table provides a reconciliation of the changes in the defined benefit plans' benefit obligations (in thousands):

	June 30,					
	2007			2006		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Reconciliation of benefit obligation:						
Obligation at beginning of period	$ 98,537	$ 3,731	$ 266	$ 89,728	$ —	$ 376
Service cost	5,841	3,395	13	5,195	2,266	21
Interest cost	5,662	251	15	4,725	68	21
Plan amendments	300	(2)	—	72	2,024	—
Actuarial (gain) loss	(3,408)	225	14	(2,256)	(627)	(169)
Foreign currency exchange rate changes	8,831	—	(1)	3,492	—	30
Benefit payments	(3,529)	—	—	(2,419)	—	(13)
Obligation at end of period	$ 112,234	$ 7,600	$ 307	$ 98,537	$ 3,731	$ 266

Costs (income) of plans

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income (in thousands):

	Fiscal year ended June 30,								
	2007			2006			2005		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Components of net periodic benefit cost:									
Defined benefit plans:									
Service cost	$ 5,841	$ 3,395	$ 13	$ 5,195	$ 2,266	$ 21	$ 751	$ —	$ 3
Interest cost	5,662	251	15	4,725	68	21	739	—	3
Expected return on assets	(5,465)	(111)	—	(4,952)	—	—	(536)	—	—
Recognized net actuarial gain	—	(11)	—	—	—	—	—	—	—
Amortization of prior service costs	—	217	—	—	128	—	—	—	—
Net periodic benefit cost for defined benefit plans	$ 6,038	$ 3,741	$ 28	$ 4,968	$ 2,462	$ 42	$ 954	$ —	$ 6
Other changes in plan assets and benefit obligations recognized in other comprehensive income	—	—	—	—	—	—	—	—	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 6,038	$ 3,741	$ 28	$ 4,968	$ 2,462	$ 42	$ 954	$ —	$ 6

Approximately $0.2 million of prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss), net into net periodic benefit cost in fiscal year 2008.

Plan assets

The following table provides a reconciliation of the changes in the fair value of plan assets (in thousands):

	Fiscal year ended June 30,					
	2007			2006		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Reconciliation of fair value of plan assets:						
Fair value of plan assets at beginning of period	$ 77,704	$ 1	$ —	$ 68,195	$ —	$ —
Actual return on plan assets	8,784	59	—	5,093	—	—
Amendments	300	—	—	72	—	—
Foreign currency exchange rate changes	7,613	—	—	2,204	—	—
Employer contributions	7,137	6,742	—	4,559	1	—
Benefit payments	(3,529)	—	—	(2,419)	—	—
Fair value of plan assets at end of period	$ 98,009	$ 6,802	$ —	$ 77,704	$ 1	$ —

We made contributions to the pension plans of approximately $13.9 million and $4.6 million in fiscal years 2007 and 2006, respectively. As of June 30, 2007, we have no minimum pension funding requirement.

The following table provides the weighted-average asset allocation of all pension plan assets, by asset category:

	Fiscal year ended June 30,	
	2007	2006
Mutual fund — equity securities	52%	62%
Mutual fund — debt securities	35%	30%
Mutual fund — real estate	7%	7%
Other	6%	1%
Total	100%	100%

There are no holdings in shares or debt issued by us included in the pension plan assets.

Funded status of defined benefit pension plans

The following table provides a statement of funded status (in thousands):

	June 30,			
	2007		2006	
	Funded Plans	Unfunded Plan	Funded Plans	Unfunded Plan
Non-U.S. Plans				
Accumulated benefit obligation (ABO)	$ 79,103	$ 11,070	$ 68,318	$ 10,673
Projected benefit obligation (PBO)	99,921	12,313	86,689	11,848
Fair value of assets	98,009	—	77,704	—
U.S. Plan				
Accumulated benefit obligation (ABO)	$ 5,865	$ 145	$ —	$ 2,926
Projected benefit obligation (PBO)	7,392	208	—	3,731
Fair value of assets	6,802	—	—	1

	June 30, 2007 Pension Plans	2007 Other Benefit Plan	2006 Pension Plans	2006 Other Benefit Plan
Non-U.S. Plans				
Funded status	$ (14,225)	$ (307)	$ (20,833)	$ (266)
Unrecognized (gain) loss	(4,358)	(135)	2,424	(152)
Net amount recognized	$ (18,583)	$ (442)	$ (18,409)	$ (418)
U.S. Plan				
Funded status	$ (798)	$ —	$ (3,730)	$ —
Unrecognized prior service cost	1,678	—	1,896	—
Unrecognized (gain) loss	(338)	—	(627)	—
Net amount recognized	$ 542	$ —	$ (2,461)	$ —

The following table reflects amounts recognized in the statement of financial position (in thousands):

	June 30, 2007 Pension Plans	2007 Other Benefit Plan	2006 Pension Plans	2006 Other Benefit Plan
Non-U.S. Plans				
Accrued benefit liability – short term	$ (1,333)	$ (18)	$ —	$ —
Accrued benefit liability – long term	(12,892)	(289)	(18,409)	(418)
Accumulated other comprehensive (income) loss, net	(4,358)	(135)	—	—
Net amount recognized	$ (18,583)	$ (442)	$ (18,409)	$ (418)
U.S. Plan				
Accrued benefit liability – short term	$ (9)	$ —	$ —	$ —
Accrued benefit liability – long term	(789)	—	(2,925)	$ —
Intangible asset	—	—	464	—
Accumulated other comprehensive (income) loss, net	1,340	—	—	—
Net amount recognized	$ 542	$ —	$ (2,461)	$ —

The following table is a summary of amounts in accumulated other comprehensive (income) loss, net as of June 30, 2007 upon adoption of SFAS 158 (in thousands):

	June 30, 2007 Pension Plans	June 30, 2007 Other Benefit Plan
Non-U.S. Plans		
Net actuarial gain	$ (4,358)	$ (135)
	$ (4,358)	$ (135)
U.S. Plan		
Net actuarial gain	$ (338)	$ —
Unrecognized prior service cost	1,678	—
	$ 1,340	$ —

Accumulated other comprehensive income (loss), net as of June 30, 2007 also includes a net actuarial gain related to our German pension plan of $0.2 million, which is not included in the tables above.

As of the measurement date, June 30, 2007, the fair value of plan assets exceeded the accumulated benefit obligation for the UK pension scheme, the Canadian basic pension plan and the U.S. Plan. The UK pension scheme, the Canadian basic plan and the U.S. plan are underfunded on a PBO basis as of June 30, 2007.

Assumptions for calculating benefit obligations and net periodic benefit cost

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	June 30,			
	2007		2006	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Discount rate	5.20% - 5.67%	5.60%	5.00% - 5.75%	5.75%
Rate of increase in compensation levels	4.25% - 4.80%	N/A	4.25% - 4.40%	N/A
U.S. Plan				
Discount rate	6.40%	N/A	6.50%	N/A
Rate of increase in compensation levels	3.40%	N/A	3.50%	N/A

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006		Fiscal year ended June 30, 2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans						
Discount rate	5.20% - 5.67%	5.60%	5.00% - 5.75%	5.75%	5.25% - 5.75%	5.75%
Long-term rate of return on assets	6.50% - 7.00%	N/A	7.00% - 7.50%	N/A	7.00% - 7.50%	N/A
Rate of increase in compensation levels	4.25% - 4.60%	N/A	4.25% - 4.40%	N/A	4.25% - 4.40%	N/A
U.S. Plan						
Discount rate	6.50%	N/A	5.75%	N/A	N/A	N/A
Long-term rate of return on assets	8.00%	N/A	N/A	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	N/A	3.00%	N/A	N/A	N/A

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrates the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$ (5,786)	$ 5,841	$ (5,055)	$ 5,155
Effect on service and interest cost	$ (485)	$ 488	$ (432)	$ 450
U.S. Plan				
Effect on pension benefit obligation	$ (316)	$ 336	$ (164)	$ 174
Effect on service and interest cost	$ (145)	$ 153	$ (104)	$ 110

We estimate the long-term rate of return on UK, Canadian and U.S. plan assets will be 6.5%, 7% and 8%, respectively, based on the long-term target asset allocation. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

The Canadian funded plan's target asset allocation is 35% Canadian provincial and corporate bonds, 30% larger capitalization Canadian stocks, 30% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% cash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of large cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as interest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not engage in any alternative investment strategies.

The U.S. pension plan's target asset allocation is 30% large capitalization U.S. equities, 5% small capitalization U.S. equities, 25% developed market non-U.S. equities, 30% long duration U.S. Treasury bonds and 10% in alternative investments. The asset allocation was set considering asset class expected returns and volatility relative to the duration of the liabilities of the pension plan.

The asset allocation is reviewed annually in accordance with the Investment Policy Statement. The assets are held in a separate pension trust account at a custodian bank. External registered investment advisors manage the assets in active and passive strategies that are well diversified, investment grade, liquid and unleveraged.

SFAS 106 requires the disclosure of assumed healthcare cost trend rates for next year used to measure the expected cost of benefits covered. For measurement purposes, a 7.8% composite annual rate of increase in the per capita costs of covered healthcare benefits was assumed for fiscal year 2007; this rate was assumed to decrease gradually to 4.5% by 2013 and remain at that level thereafter. The healthcare cost trend rate assumption may have a significant effect on the SFAS 106 projections. The table below illustrates the effect of increasing or decreasing the assumed healthcare cost trend rates by one percentage point for each future year (in thousands):

	Fiscal year ended June 30, 2007		Fiscal year ended June 30, 2006	
	Plus 1%	Less 1%	Plus 1%	Less 1%
Effect on pension benefit obligation	$ 34	$ (31)	$ 30	$ (27)
Effect on service and interest cost	$ 5	$ (4)	$ 4	$ (4)

Expected Cash Flows
We expect to contribute approximately $14.5 million to our pension plans in fiscal year 2008.

The following table summarizes the estimated benefit payments, which include amounts to be earned by active plan employees through expected future service for all pension plans over the next ten years as of June 30, 2007 (in thousands):

	Pension Plans		
	Non-U.S. Plans	U.S. Plan	Other Benefit Plan
2008	$ 3,314	$ 75	$ 19
2009	3,431	108	20
2010	3,307	182	19
2011	3,552	309	14
2012	3,507	466	13
2013-2017	23,957	5,374	63

Supplemental executive retirement plan
In December 1998, we entered into a Supplemental Executive Retirement Agreement with Mr. Deason, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest thirty-six consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit

determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change in control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed ten years. We estimate that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.1 million at June 30, 2007. The value (the excess of the market price over the option exercise price) of the options at June 30, 2007 was $10.6 million. If the payment is caused by a change in control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Deferred compensation plans
We offer a deferred compensation plan to employees who meet specified compensation criteria. The assets and liabilities of this plan are included in our Consolidated Financial Statements. Approximately 1,100 employees participate in the plan. Participants may elect to defer a specified percentage of base salary and incentive compensation annually. The assets of the plan as of June 30, 2007 and 2006 were $58.9 million and $51 million, respectively, and were included in cash and other assets in our Consolidated Balance Sheets. The liabilities of the plan, representing participants' account balances, were $53.8 million and $41.8 million at June 30, 2007 and 2006, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

In connection with the acquisition of the Acquired HR Business, we assumed a deferred compensation plan for certain Acquired HR Business employees. This plan is closed to new contributions. The assets and liabilities of this plan were included in our Consolidated Financial Statements as of the date of acquisition. Approximately 100 employees participate in the plan. The assets of the plan as of June 30, 2007 and 2006 were $28.9 million and $25.4 million, respectively, and were included in other assets in our Consolidated Balance Sheets. The liabilities of the plan, representing participants' account balances, were $29.5 million and $29 million at June 30, 2007 and 2006, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

Other contributory plans
We have contributory retirement and savings plans, which cover substantially all employees and allow for discretionary matching contributions by us as determined by our Board of Directors. Contributions made by us to certain plans during the years ended June 30, 2007, 2006, and 2005 were approximately $13.3 million, $15 million and $13.4 million, respectively.

14. INCOME TAXES

Income tax expense (benefit) is comprised of the following (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Current:			
U.S. federal	$ 79,953	$ 92,090	$ 116,334
State	12,134	11,508	18,170
Foreign	18,610	11,208	3,594
Total current expense	110,697	114,806	138,098
Deferred:			
U.S. federal	17,588	75,168	76,051
State	5,070	10,010	8,555
Foreign	(3,032)	(477)	211
Total deferred expense	19,626	84,701	84,817
Total income tax expense	$ 130,323	$ 199,507	$ 222,915

Deferred tax assets (liabilities) consist of the following (in thousands):

	June 30, 2007	June 30, 2006
Deferred tax assets:		
Accrued expenses not yet deductible for tax purposes	$ 39,815	$ 50,454
Unearned revenue	36,266	22,548
Tax credits and loss carryforwards	56,677	57,361
Stock-based compensation	25,529	16,515
Divestiture-related accruals	4,617	4,845
Forward agreements	2,124	6,321
Other	—	872
Subtotal	165,028	158,916
Deferred tax assets valuation allowance	(17,184)	(14,594)
Total deferred tax assets	147,844	144,322
Deferred tax liabilities:		
Goodwill amortization	(334,065)	(280,830)
Depreciation and amortization	(123,722)	(135,908)
Unbilled revenue	(41,634)	(41,835)
Prepaid and receivables	(27,403)	(35,229)
Other	(3,003)	—
Total deferred tax liabilities	(529,827)	(493,802)
Net deferred tax liabilities	$ (381,983)	$ (349,480)

At June 30, 2007, we had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $98.7 million which will expire over various periods from 2010 through 2024. We also had foreign net operating loss carryforwards of approximately $9.3 million, all of which have indefinite lives. The change in tax credits and loss carryforwards from June 30, 2006 to June 30, 2007 is primarily due to current year usage of net operating losses. A valuation allowance of $17.2 million and $14.6 million was recorded at June 30, 2007 and June 30, 2006, respectively, against deferred tax assets associated with net operating losses and tax credit carryforwards for which realization of any future benefit is uncertain due to taxable income limitations. We routinely evaluate all deferred tax assets to determine the likelihood of their realization.

The depreciation and amortization related deferred tax liabilities changed during the years ended June 30, 2007 and 2006 predominantly due to current tax deductions for acquired intangibles and depreciation. Generally, since the adoption of SFAS No. 142, "Goodwill and Other Intangibles," eliminates the book goodwill amortization, the difference between the cumulative book and tax bases of goodwill will continue to change as current tax deductions are realized. As of June 30, 2007 and June 30, 2006, the amount of deductible goodwill was approximately $2.1 billion and $2.0 billion, respectively.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

	Fiscal year ended June 30, 2007	2006	2005
Statutory U.S. federal income tax	$ 134,194	$ 195,410	$ 221,369
State income taxes, net	12,188	13,505	19,396
Section 162(m) disallowance	(4,610)	—	870
Basis difference on sales of subsidiaries	—	(449)	(9,594)
Research and development tax credits	(385)	—	(4,674)
Foreign benefits	(6,287)	(5,259)	(2,734)
Other	(4,777)	(3,700)	(1,718)
Total income tax expense	$ 130,323	$ 199,507	$ 222,915

The effective tax rate for fiscal years 2007, 2006 and 2005 were 34.0%, 35.7%, and 35.2%, respectively.

Cumulative undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of approximately $118.6 million, $70.9 million and $36.5 million as of June 30, 2007, 2006, and 2005, respectively. These earnings are intended to be permanently reinvested outside the U.S. If future events necessitate that these earnings should be repatriated to the U.S., an additional tax provision and related liability may be required. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

Federal, state and foreign income tax payments, net of refunds during the years ended June 30, 2007, 2006, and 2005 were approximately $106.7 million, $102.2 million, and $118.9 million, respectively.

15. OTHER LONG-TERM LIABILITIES

The following summarizes other long-term liabilities at June 30, 2007 and 2006 (in thousands):

	June 30,	
	2007	2006
Deferred compensation, pension and other post-retirement obligations	$ 97,974	$ 95,911
Unearned revenue	89,759	95,870
Income taxes payable and estimated penalties and interest on income tax underpayment deficiencies resulting from certain disallowed Section 162(m) executive compensation deductions	3,201	37,842
Other	44,618	46,026
Total	$ 235,552	$ 275,649

During fiscal year 2007, we paid approximately $35 million of estimated income taxes, penalties and interest related to Section 162(m) issues in order to reduce future interest that would accrue on the amounts of estimated taxes, penalties and interest. This payment is reflected in cash flows from operating activities at June 30, 2007. During fiscal year 2007, we reversed approximately $6 million of accrued income taxes, penalties and interest associated with Section 162(m) issues attributable to factors unrelated to revised measurement dates as we believe an accrual for these amounts is no longer required. Please see Note 21 for further discussion.

16. COMMON STOCK

Our Class A common stock trades publicly on the New York Stock Exchange (symbol "ACS") and is entitled to one vote per share. Our Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

Share repurchase programs

In June and August 2006, our Board of Directors authorized two share repurchase programs of up to $1 billion each of our Class A common stock. The programs, which are open ended, allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of the SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. As of June 30, 2007, we had repurchased approximately 19.9 million shares under the June 2006 authorization at an average cost of approximately $50.30 per share (approximately $1 billion) all of which have been retired. A total of 14.4 million shares with an average cost of approximately $50.64 per share (approximately $730.7 million) were purchased and retired in the first quarter of fiscal year 2007. No repurchases have been made under the August 2006 authorization as of the date of this filing. If any additional repurchases are made, such repurchases would be funded from borrowings under our Credit Facility.

Prior to the Tender Offer (defined in Note 17), our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A common stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to $500 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, incremental share repurchase program of up to $750 million of our Class A common stock, and on October 20, 2005, we announced that our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. These share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, which was announced January 26, 2006 and expired March 17, 2006. The programs, which were open-ended, allowed us to repurchase our shares on the open market from time to time in accordance with SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions and other factors, including alternative investment opportunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash flow from operations, and borrowings under our credit facilities. Under our previously authorized share repurchase programs during fiscal years 2006 and 2005, we had repurchased approximately 2.2 million and 4.9 million shares, respectively, at a total cost of approximately $115.8 million and $250.8 million, respectively. We reissued approximately 0.3 million and 0.6 million shares, respectively, for proceeds of approximately $17.9 million and $28.5 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006 and 2005, respectively. In fiscal year 2007, we reissued approximately 57,000 treasury shares for proceeds totaling approximately $2.8 million to fund contributions to our employee stock purchase plan.

Stock options grants
On August 15, 2006, the Compensation Committee of the Board of Directors granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation, no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the stock option investigation by the Securities and Exchange Commission and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee of the Board of Directors agreed to grant options of 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were deferred. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, there were a number of options granted under the 1997 Stock Incentive Plan that terminated, which options then became available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the ongoing stock option investigation (please see Note 21 to our Consolidated Financial Statements), we were unable to timely file our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy, the day prior to or the day of that regularly scheduled November Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, that were available under the 1997 Stock Incentive Plan should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee granted 692,000 shares to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer; and 100,000 shares each to Ann Vezina and Tom Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

Please see Note 29 for a discussion of our July 2007 stock option grant to certain executive officers.

Stock option repricing
Please see Notes 21 and 29 for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

In June 2007, our stockholders approved the 2007 Equity Incentive Plan. Please see Note 2 for further discussion of the 2007 Equity Incentive Plan.

17. TENDER OFFER

On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility. Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Voting Rights of Our Chairman
In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the

Tender Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage amount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitation in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class B shares shall, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B shares have ten votes per share).

As the result of the purchase of approximately 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase in voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%.

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held by Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increase in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class A shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in any future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program). Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors, consisting of independent directors, have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

18. EARNINGS PER SHARE

In accordance with SFAS No. 128, "Earnings per Share," the following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Fiscal year ended June 30,		
	2007	2006	2005
Numerator:			
Numerator for earnings per share -			
Net Income	$ 253,090	$ 358,806	$ 409,569
Denominator:			
Weighted average shares outstanding (basic)	100,181	123,197	127,560
Effect of dilutive securities:			
Stock options	1,391	1,830	2,996
Total potential common shares	1,391	1,830	2,996
Denominator for earnings per share assuming dilution	101,572	125,027	130,556
Earnings per share (basic)	$ 2.53	$ 2.91	$ 3.21
Earnings per share assuming dilution	$ 2.49	$ 2.87	$ 3.14

Additional dilution from assumed exercises of stock options is dependent upon several factors, including the market price of our common stock. During fiscal year 2007, 2006 and 2005, options to purchase approximately 6,019,000, 5,136,000, and 1,075,000 shares of common stock, respectively, were outstanding but were not included in the computation of diluted earnings per share because the average market price of the underlying stock did not exceed the sum of the option exercise price, unrecognized compensation expense and the windfall tax benefit.

The calculation of diluted earnings per share requires us to make certain assumptions related to the use of proceeds that would be received upon the assumed exercise of stock options. These assumed proceeds include the excess tax benefits that we receive upon assumed exercises. We calculate the assumed proceeds from excess tax benefits based on the deferred tax assets actually recorded without consideration of "as if" deferred tax assets calculated under the provisions of SFAS 123(R).

19. COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes within a company's equity.

The components of comprehensive income are as follows (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Net income	$ 253,090	$ 358,806	$ 409,569
Other comprehensive income (loss):			
Foreign currency translation adjustment	16,955	(1,305)	4,260
Unrealized gains (losses) on foreign exchange forward agreements (net of income tax of $958 and ($193), respectively)	693	(316)	—
Unrealized loss on forward interest rate agreements (net of income tax of $7,150)	—	—	(11,899)
Amortization of unrealized loss on forward interest rate agreements (net of income tax of $958, $956 and $66)	1,586	1,588	110
Unrealized gain on interest rate swap agreement (net of income tax of $2,819)	5,251	—	—
Comprehensive income	$ 277,575	$ 358,773	$ 402,040

The following table represents the components of accumulated other comprehensive income (loss), net (in thousands):

	June 30,	
	2007	2006
Foreign currency gains (losses)	$ 16,529	$ (426)
Unrealized gains (losses) on foreign exchange forward agreements (net of income tax of $226 and ($193), respectively)	377	(316)
Unrealized loss on forward interest rate agreements (net of income tax of $5,170 and $6,128, respectively)	(8,615)	(10,201)
Unrealized gain on interest rate swap agreement (net of income tax of $2,819)	5,251	—
Adjustment to initially apply SFAS 158 (net of income tax of $980)	2,374	—
Total	$ 15,916	$ (10,943)

20. FINANCIAL INSTRUMENTS

Long-term Debt

As of June 30, 2007 and 2006, the fair values of our Senior Notes approximated $459.4 million and $448 million, respectively, based on quoted market prices.

As of June 30, 2007 and 2006, the fair values of balances outstanding under our Credit Facility and Prior Facility approximated the related carrying values.

Derivatives and hedging instruments

We hedge the variability of a portion of our anticipated future Mexican peso cash flows through foreign exchange forward agreements. The agreements are designated as cash flow hedges of forecasted payments related to certain operating costs of our Mexican operations. As of June 30, 2007 and 2006, the notional amount of these agreements totaled 312 million pesos (approximately $27.9 million) and 217.5 million pesos (approximately $19.5 million), respectively. These agreements expire at various dates over the next 12 months. Upon termination of these agreements, we will purchase Mexican pesos at the exchange rates specified in the forward agreements to be used for payments on our forecasted Mexican peso operating costs. As of June 30, 2007, the unrealized gain on these foreign exchange forward agreements, reflected in accumulated other comprehensive income (loss), net, was $0.6 million ($0.4 million, net of income tax), and the fair market value of $0.6 million is reflected in other current assets. As of June 30, 2006, the unrealized loss on these foreign exchange forward agreements, reflected in accumulated other comprehensive income (loss), net, was $0.5 million ($0.3 million, net of income tax) and the fair market value of $0.5 million was reflected in other current liabilities.

As part of the Transport Revenue acquisition, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U.S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. As a result, we recorded a gain on hedging instruments of approximately $1.7 million ($1.1 million, net of income tax) for the year ended June 30, 2006 in other non-operating income, net in our Consolidated Statements of Income. The gain on hedging instruments was not material in fiscal year 2007. As of June 30, 2007 and 2006, the notional amount of these agreements totaled 25.2 million Euros (approximately $33.9 million) and 31.2 million Euros (approximately $39.1 million), respectively, and are set to expire at various times over the next four years. A liability was recorded for the related fair value of approximately $4.3 million and $4.1 million as of June 30, 2007 and 2006, respectively.

In order to hedge the variability of future interest payments related to our Senior Notes issuance, we entered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest payments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the agreements were terminated in June 2005 upon issuance of the Senior Notes. The settlement of the forward interest rate agreements of $19 million ($12 million, net of income tax) was recorded in accumulated other comprehensive income (loss), net, and will be amortized as an increase in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next 12 months. During fiscal years 2007, 2006 and 2005, we amortized approximately $2.5 million, $2.5 million and $0.2 million, respectively, to interest expense. The amount of gain or loss related to hedge ineffectiveness was not material.

In March 2007, we entered into a five-year amortizing interest rate swap agreement. As of June 30, 2007, the notional amount of the agreement totaled $700 million. The agreement is designated as a cash flow hedge of forecasted interest payments on up to $700 million outstanding floating rate debt under our Credit Facility. The interest rate swap is structured such that we pay a fixed-rate of interest of 4.897%, and receive a floating rate of interest based on one month LIBOR. The fair value of the agreement of $8.1 million at June 30, 2007 reflects termination cash value. The unrealized gain of $8.1 million ($5.3 million, net of income tax), was reflected in accumulated other comprehensive income (loss), net. As of June 30, 2007, the fair market value of $8.1 million is reflected in other assets.

Investments
As of June 30, 2007 and 2006, as part of our deferred compensation plan, we held investments in insurance policies with a fair market value of $51.3 million and $39 million, respectively and mutual funds with a fair market value of $28.9 million and $25.4 million, respectively. Please see Note 13 for more information on the deferred compensation plans. We recorded gains on these investments of $9.6 million, $3.2 million and $3.1 million for fiscal years 2007, 2006 and 2005, respectively.

In fiscal year 2006, we purchased approximately $17.3 million of U.S. Treasury Notes in conjunction with a contract in our Government segment, and pledged them in accordance with the terms of the contract to secure our performance. The U.S. Treasury Notes are accounted for as held to maturity pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reflected in other assets in our Consolidated Balance Sheet at June 30, 2007.

21. COMMITMENTS AND CONTINGENCIES

We have various non-cancelable operating lease agreements for information technology equipment, software and facilities. Our facilities leases have varying terms through 2018. We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2012. Lease expense for information technology equipment, software and facilities was approximately $374.2 million, $339.6 million and $258.9 million for the years ended June 30, 2007, 2006 and 2005, respectively. A summary of these commitments at June 30, 2007 is as follows (in thousands):

Year ending June 30,	
2008	$ 337,537
2009	282,312
2010	236,446
2011	150,262
2012	55,009
Thereafter	65,751
	$ 1,127,317

We have various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2010. We estimate future payments related to these agreements will be $16.4 million, $12.9 million, and $0.4 million in fiscal years 2008, 2009, and 2010, respectively.

In June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our former Chief Executive Officer, Jeffrey A. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for services. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Regulatory Agency Investigations Relating to Stock Option Grant Practices
On March 3, 2006, we received notice from the Securities and Exchange Commission that it was conducting an investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006, we received requests from the SEC for information on all of our stock option grants since 1994. We have been providing supplemental information to the SEC on a voluntary basis following the initial SEC requests. Subsequent to May 10, 2007, the date of our last quarterly filing with the Commission, the Company has learned that the SEC obtained a formal order of investigation in this matter in August 2006. We are continuing to cooperate with the SEC's investigation.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York, requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have provided documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the Securities and Exchange Commission and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices and will continue to cooperate with these governmental entities and their investigations.

We initiated an internal investigation of our stock option grant practices in response to the pending informal investigation by the Securities and Exchange Commission and a subpoena from a grand jury in the Southern District of New York. The investigation reviewed our historical stock option grant practices during the period from 1994 through 2005, including all 73 stock option grants made by us during this period, and the related disclosure in our Form 10-Q for the quarter ended March 31, 2006, filed May 15, 2006 (the "May 2006 Form 10-Q").

The investigation was overseen by a special committee of the Board of Directors which consisted of all the independent members of the Board. The special committee retained Bracewell & Giuliani LLP as independent counsel to conduct the internal investigation. In November 2006 the results of the investigation were reported to the special committee, at which time the committee submitted recommendations for action to the Board. These recommendations have been implemented by the Board substantially as submitted by the special committee.

During the course of the investigation, more than 2 million pages of electronic and hardcopy documents and emails were reviewed. In addition, approximately 40 interviews of current and former officers, directors, employees and other individuals were conducted. The independent directors, in their role as special committee members and as independent directors prior to formation of the committee, met extensively since the SEC investigation commenced to consider the matters related to the stock option grant practices. The investigation was necessarily limited in that the investigation team did not have access to certain witnesses with relevant information (including former Chief Executive Officer, Jeffrey A. Rich) and due to the lack of metadata for certain electronic documentation prior to 2000.

The following background pertaining to our historical stock option grant practices was confirmed through the investigation. Option grants were typically initiated by our senior management or Darwin Deason, Chairman of the Board (and chairman of the compensation committee from 1994 through August 2003), on a prospective basis at times when they believed it was appropriate to consider option grants and the price of our common stock was relatively low based on an analysis of, among other things, price-earnings multiples. With respect to each grant of options to senior executives, the Chairman gave a broad authorization to the CEO which included approval of option recipients and the number of stock options to be awarded to each recipient. In the case of non-senior management grants, the Chairman gave his general authorization for the awarding of options and the CEO would subsequently obtain his approval of option recipients and the number of stock options to be awarded. With respect to both senior executive and non-senior management grants, after the Chairman's broad authorization, Jeffrey A. Rich, Mark A. King and/or Warren D. Edwards then selected the date to be recorded as the grant date as they, assisted by employees who reported to them, prepared the paperwork that documented the grant recommendations to be considered by the applicable compensation committee. Thus, between 1994 and 2005, grant dates and related exercise prices were generally selected by Mr. Rich, Mr. King, and/or Mr. Edwards. Mr. Rich served as CFO during the period prior to 1994 and until May 1995, President and Chief Operating Officer from May 1995 until February 1999, President and Chief Executive Officer from February 1999 until August 2002, and Chief Executive Officer from August 2002 until his resignation September 29, 2005. Mr. King served as CFO from May 1995 through March 2001, COO from March 2001 through August 2002, President and COO from August 2002 through September 2005, and President and CEO from September 2005 through November 26, 2006. Mr. Edwards served as CFO from March 2001 through November 26, 2006.

As described in our May 2006 Form 10-Q, our regular and special compensation committees used unanimous written consents signed by all members of the committee ratifying their prior verbal approvals of option grants to senior executives or options granted in connection with significant acquisitions. In connection with option grants to senior executives, the historical practice was for the Chairman, on or about the day he gave senior management his broad authorization to proceed with preparing paperwork for option grants, to call each of the compensation committee members to discuss and obtain approval for the grants. In cases where grants were awarded to senior executives and in large blocks to non-senior management the Chairman and members of the compensation committee discussed grants to senior executives specifically and, on certain occasions, acknowledged generally that a block of grants would be awarded to non-senior management as well. For grants to non-senior management which were not combined with senior executive grants, the Chairman and the committee members generally did not discuss the grants at the time the Chairman gave his broad authorization to senior management to proceed with preparing paperwork for option grants, but unanimous written consents were subsequently signed by the committee members in order to document the effective date of the grants.

The investigation concluded that in a significant number of cases Mr. Rich, Mr. King and/or Mr. Edwards used hindsight to select favorable grant dates during the limited time periods after Mr. Deason had given the officers his authorization to proceed to prepare the paperwork for the option grants and before formal grant documentation was submitted to the applicable compensation committee. No evidence was found to suggest that grant dates which preceded Mr. Deason's broad authorization were ever selected. In a number of instances, our stock price was trending downward at the time Mr. Deason's authorization was given, but started to rise as the grant recommendation memoranda were being finalized. The investigation found that in those instances Mr. Rich, Mr. King and/or Mr. Edwards often looked back in time and selected as the "grant date" a date on which the price was at a low, notwithstanding that the date had already passed and the stock price on the date of the actual selection was higher. Recommendation memoranda attendant to these grants were intentionally misdated at the direction of Mr. Rich, Mr. King and/or Mr. Edwards to make it appear as if the memoranda had been created at or about the time of the chosen grant date, when in fact, they had been created afterwards. As a result, stock options were awarded at prices that were at, or near, the quarterly low and we effectively granted "in the money" options without recording the appropriate compensation expense.

The evidence gathered in the investigation disclosed that aside from Mr. Rich, Mr. King and Mr. Edwards, one other of our current management employees, who is not an executive officer or director, was aware of the intentional misdating of documents. Based on the evidence reviewed, no other current executives, directors or management employees were aware of either the improper use of hindsight in selecting grant dates or the intentional misdating of documents. It was also determined that these improper practices were generally followed with respect to option grants made to both senior executives and other employees. No evidence was found to suggest that the practices were selectively employed to favor executive officers over other employees.

Further, with respect to our May 2006 Form 10-Q, the investigation concluded that Note 3 to our Consolidated Financial Statements which stated, in part, that we did "not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price," was inaccurate because, at the time the May 2006 Form 10-Q was filed, Mr. King and Mr. Edwards either knew or should have known that we awarded options through a process in which favorable grant dates were selected with the benefit of hindsight in order to achieve a more advantageous exercise price and that the term "backdating" was readily applicable to our option grant process. Neither Mr. King nor Mr. Edwards told our directors, outside counsel or independent accountants that our stock options were often granted by looking back and taking advantage of past low prices. Instead, both Mr. King and Mr. Edwards attributed the disparity between recorded grant dates and the creation dates of the paperwork attendant to the stock option grants to other factors that did not involve the use of hindsight.

The investigation concluded that the conduct of Mr. King and Mr. Edwards with regard to the misdating of recommendation memoranda as well as their conduct with regard to the May 2006 Form 10-Q violated our Code of Ethics for Senior Financial Officers. As a result the special committee recommended that Mr. King and Mr. Edwards should resign. Effective November 26, 2006 each of Mr. King and Mr. Edwards resigned from all executive management positions with us. Please see Note 23 for a discussion of the terms of their separation.

In addition to the resignations of Mr. King and Mr. Edwards and the approval of the terms of their separation, the Board of Directors announced the following actions and decisions, which have been implemented, as the result of the findings of our stock option investigation:

- The stock options held by our employees (other than Messrs. King and Edwards and one management employee) will be adjusted as necessary, with the optionee's consent, to avoid adverse tax consequences to the employee, and we will compensate such employees for any increase in exercise price resulting from the matters which were the subject of the internal investigation.

- Our non-employee directors, to avoid the appearance of inappropriate gain, voluntarily agreed that with respect to any historical option grants to them which require incremental compensation expense as a result of revised measurement dates, the exercise price will be increased to equal the fair market value of the stock on the revised measurement date, regardless of whether such increase is necessary to avoid adverse tax consequences to the director. The non-employee directors will not be reimbursed to offset any individual loss of economic benefit related to such repriced stock options.

- Another employee (not an "officer" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934) will be reassigned and all of such employee's stock options will be repriced so that the exercise price equals the fair market value of our stock on the proper measurement date.

- We will consider whether to recover certain profits from Jeffrey A. Rich, former Chief Executive Officer, which relate to stock options awarded to Mr. Rich which the internal investigation concluded were awarded through a process in which favorable grant dates were selected after the fact.

- We implemented a number of changes to our internal controls, including:

o After reviewing the results of the investigation to date, our Board of Directors determined that it would be appropriate to accept the resignations of Mr. King and Mr. Edwards. Our Board of Directors has since appointed a new Chief Executive Officer and Chief Financial Officer.

o Designating internal legal and accounting staffs to oversee the documentation and accounting of all grants of stock options or restricted stock.

o Monitoring industry and regulatory developments in stock option and restricted stock awards and implementing and maintaining best practices with respect to grants of stock options or restricted stock.

o Adhering to the practice of making annual grants on a date certain and through board or committee meetings, and not through a unanimous written consent process.

We concluded that there were accounting errors with respect to a number of stock option grants. In general, these stock options were originally granted with an exercise price equal to the NYSE or NASDAQ closing market price for our common stock on the date set forth on unanimous written consents signed by one or more members of the appropriate Compensation Committees. We originally used the stated date of these consents as the "measurement date" for the purpose of accounting for them under Generally Accepted Accounting Principles ("GAAP"), and as a result recorded no compensation expense in connection with the grants.

We concluded that a number of unanimous written consents were not fully executed or effective on the date set forth on the consents and that using the date stated thereon as the measurement date was incorrect. We determined a revised measurement date for each stock option grant based on the information now available to us. The revised measurement date reflects the date for which there is objective evidence that the required granting actions necessary to approve the grants, in accordance with our corporate governance procedures, were completed. The accounting guidelines we used in determining the correct accounting measurement date for our option grants require clear evidence of final corporate granting action approving the option grants. Therefore, while the internal investigation did not conclude that option grant dates with respect to certain grants had been selected with hindsight, we nevertheless concluded in many cases that the accounting measurement dates for these grants should be adjusted because the final corporate granting action occurred after the original grant date reflected in our unanimous written consents. In cases where the closing market price on the revised measurement date exceeded the NYSE or NASDAQ closing market price on the original measurement date, we have recognized compensation expense equal to this excess over the vesting term of each option, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods ending on or before June 30,

2005. Additionally, beginning July 1, 2005, we recognized compensation expense in accordance with SFAS 123(R) based on the fair value of stock options granted, using the revised measurement dates.

Subsequent to the delivery of the results of the investigation, we, with the approval of our Audit Committee, determined that the cumulative non-cash stock-based compensation expense adjustment and related income tax effects was material. Our decision to restate our financial statements was based on the facts obtained by management and the special committee. We determined that the cumulative, pre-tax, non-cash stock-based compensation expense resulting from revised measurement dates was approximately $51.2 million during the period from our initial public offering in 1994 through June 30, 2006. The corrections relate to options covering approximately 19.4 million shares. Previously reported total revenues were not impacted by our restatement. The impact of the restatement on each year of our previously issued financial statements is more fully disclosed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

Related income tax effects included deferred income tax benefits on the compensation expense, and additional income tax liabilities and estimated penalties and interest related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations ("Section 162(m)") to stock-based executive compensation previously deducted, that was no longer deductible as a result of revised measurement dates of certain stock option grants. We also included in our restatements additional income tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believed may be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. Through June 30, 2007, we recorded approximately $33.4 million of additional income taxes, estimated penalties and interest related to disallowed Section 162(m) executive compensation deductions resulting from revised measurement dates. At this time, we cannot predict when these Section 162(m) issues will be resolved; however, during fiscal year 2007, we paid approximately $35 million of estimated income taxes, penalties and interest related to Section 162(m) issues in order to reduce future interest that would accrue on the amounts of estimated taxes, penalties and interest. This payment is reflected in cash flows from operating activities at June 30, 2007. During fiscal year 2007, we reversed approximately $6 million of accrued income taxes, penalties and interest associated with Section 162(m) issues attributable to factors unrelated to revised measurement dates, which is reflected in the total amount recorded above, as we believe an accrual for these amounts is no longer required.

In December 2006, we amended the exercise price of outstanding stock options of certain current executive officers, other executive officers and former executive officers were amended in order to re-price all or a portion of the respective option grant to the correct accounting measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. We will pay cash payments in the aggregate amount of $2.4 million in accordance with the terms of the amendment, which will be paid in the third quarter of fiscal year 2008 from cash flows from operating activities. Of the $2.4 million cash payment, approximately $0.5 million was expensed in fiscal year 2007, and the balance was charged to Additional Paid-in Capital.

On June 18, 2007, we initiated a tender offer to amend certain options (the "Eligible Options") to purchase an aggregate of 1,703,650 shares (as amended) of our Class A common stock in order to re-price all or a portion of the respective option grant to the correct accounting measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. The Eligible Options included options that (i) were granted under our 1997 Stock Incentive Plan, as amended; (ii) had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by us for accounting and tax purposes; (iii) were unexercised and unvested, either in whole or in part, as of January 1, 2005; (iv) were outstanding as of the expiration time of this tender offer; and (v) were held by individuals who (x) were employed by the Company through the expiration time of this tender offer (other than any executive officer or director) and (y) are subject to income taxation in the United States. Eligible participants could elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of the Company's Class A common stock on the respective option's measurement date and (ii) receive a cash payment equal to the difference between the new exercise price per share of each amended option and the original exercise price per share of such amended option, multiplied by the number of unexercised shares of the Company's Class A common stock subject to such amended option. This payment will be made on or before the eligible option holder's first regular payroll date in January 2008. Please see Note 29 for a discussion of the results of the tender offer, as well as our offer to former employees.

Lawsuits Related to Stock Option Grant Practices

Several derivative lawsuits have been filed in connection with our stock option grant practices, generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives. Those cases have been consolidated into three venues as follows:

Dallas County TX State District Court

- Merl Huntsinger, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03403 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 7, 2006.

- Robert P. Oury, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03872 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 21, 2006.

- Anchorage Police & Fire Retirement System, derivatively on behalf of nominal defendant Affiliated Computer Services Inc., Plaintiff v. Jeffrey Rich; Darwin Deason; Mark King; Joseph O'Neill; Frank Rossi; Dennis McCuistion; J. Livingston Kosberg; Gerald Ford; Clifford Kendall; David Black; Henry Hortenstine; Peter Bracken; William Deckelman; Affiliated Computer Services Inc. Cause No. 06-5265-A in the District Court of Dallas County, Texas, 14th Judicial District filed on June 2, 2006.

The Huntsinger, Oury, and Anchorage lawsuits were consolidated into one case on June 5, 2006, under the caption In Re Affiliated Computer Services, Inc. Derivative Litigation in the District Court of Dallas County, Texas, 193rd Judicial District (the "Texas State Derivative Action"). On March 26, 2007, plaintiffs filed a Third Amended Consolidated Complaint, which added causes of action related to the announced buy-out transaction as well. On May 1, 2007, ACS and the individual defendants filed a Special Exceptions Motion, on the grounds that plaintiffs' buy-out claims were not yet ripe for adjudication, and that plaintiffs cannot bring both direct and derivative claims in a single lawsuit. The court has not yet scheduled a hearing date on our Special Exceptions Motion, which seeks to dismiss the buy-out claims.

Court of Chancery for the State of Delaware

- Jan Brandin, in the Right of and for the Benefit of Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Jeffrey A. Rich, Mark A. King, Joseph O'Neill and Frank Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Civil Action No. 2123-VCL, pending before the Court of Chancery of the State of Delaware in and for New Castle County, filed on May 2, 2006.

On August 15, 2006, plaintiff filed a First Amended Complaint. The First Amended Complaint added Lynn R. Blodgett, David W. Black, Henry Hortenstine, Peter A. Bracken, William L. Deckelman, Jr., Warren Edwards, John M. Brophy, John Rexford, Dennis McCuistion, J. Livingston Kosberg and Clifford M. Kendall. On April 5, 2007, plaintiff Brandin filed a Motion for Summary Judgment against Darwin Deason, Jeffrey Rich and Mark King. Each of the parties has filed their respective briefs and a hearing date on the Motion for Summary Judgment has been scheduled for October 30, 2007.

United States District Court for the Northern District of Texas

- Alaska Electrical Fund, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, in the United States District Court for the Northern District of Texas, Dallas Division, Cause No. 3-06CV1110-M, filed on June 22, 2006.

- Bennett Ray Lunceford and Ann M. Lunceford, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, in the United States District Court for the Northern District of Texas, Dallas Division, Cause No. 3-06CV1212-M, filed on July 7, 2006.

The Alaska Electrical and Lunceford cases were consolidated into one case on August 1, 2006, under the caption In Re Affiliated Computer Services Federal Derivative Litigation, in the United States District Court for the Northern District of Texas, Master File No 3:06-CV-1110-M (the "Texas Federal Derivative Action"). On April 5, 2007, the plaintiffs filed a Second Amended Complaint, adding causes of action related to the announced buy-out transaction as well. On June 4, 2007, ACS and the individual defendants filed a Motion to Dismiss the Second Amended Complaint, on the grounds that the buy-out claims were not yet ripe for adjudication. On August 1, 2007, the federal judge dismissed the buy-out related causes of action, and dismissed the Section 16(b) claims against

Jeff Rich and Mark King, (which had formerly been filed in the Delaware U.S. District Court as the Strauss case, and had been transferred to this court in June, 2007). The federal judge also dismissed the SEC Rule 10(b)5 cause of action against William L. Deckelman, Jr., based on plaintiffs' failure to state a claim against Mr. Deckelman. Defendant David Black was also dismissed from this case by the plaintiffs.

Based on the same set of facts as alleged in the above cases, two lawsuits were filed under the Employee Retirement Income Security Act ("ERISA") alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS common stock as an investment option in the ACS Savings Plan, and by causing the ACS Savings Plan to invest in ACS stock in light of the alleged stock option issues, as follows:

United States District Court of Texas for the Northern District of Texas

- Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O'Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, in the United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 306-CV-1592P filed August 31, 2006.

- Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O'Neill and J. Livingston Kosberg, United States District Court for the Northern District of Texas, Dallas Division, Case No. 306-CV-02379-M.

On February 12, 2007, the Simeon case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. Plaintiffs in the consolidated action filed a Consolidated Amended Class Action Complaint on March 21, 2007. The Consolidated Amended Class Action Complaint added Lynn Blodgett, Dennis McCuistion, Warren Edwards, John Rexford, and John M. Brophy as defendants. On April 6, 2007, the Court issued an order staying this case for 180 days, or until either party requests that the stay be lifted, whichever occurs first, (i.e., by October 6, 2007). If the stay is lifted, ACS will have thirty (30) days to answer or otherwise respond to the Consolidated Complaint.

All of the cases described above are being vigorously defended. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Litigation arising from buy-out offer
Several lawsuits have been filed in connection with the announced buyout transaction, generally alleging claims related to breach of fiduciary duty, and seeking class action status. The plaintiffs in each case purport to be ACS stockholders bringing a class action on behalf of all of our public stockholders. Each plaintiff alleges that the proposal ("Proposal") presented to us by Darwin Deason and Cerberus on March 20, 2007, to acquire our outstanding stock, is unfair to shareholders, because the consideration offered in the Proposal is alleged to be inadequate and to have resulted from an unfair process.

In the Delaware Chancery Court, six cases were filed, as follows:

- Momentum Partners v. Darwin Deason, Lynn R. Blodgett, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Robert B. Holland, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2814-VCL, filed on March 20, 2007.

- Mark Levy v. Darwin Deason, Lynn Blodgett, John Rexford, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2816-VCL, filed on March 21, 2007.

- St. Clair Shores Police and Fire Retirement System v. Darwin Deason, Lynn Blodgett, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Cerberus Capital Management, L.P., Citigroup Global Markets Inc., and Affiliated Computer Services, Inc., Civil Action No. 2821-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 22, 2007.

- Louisiana Municipal Police Employees' Retirement System v. Darwin Deason, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital

Management, L.P., Civil Action No. 2839-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 26, 2007.

- Edward R. Koller v. Darwin Deason, Frank A. Rossi, J. Livingston Kosberg, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2908-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on April 20, 2007.

- Suzanne Sweeney Living Trust v. Darwin Deason, Lynn R. Blodgett, John H. Rexford, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2915-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on April 24, 2007.

On May 4, 2007, each of the six Delaware buy-out cases was consolidated into one case, pending in the Delaware Chancery Court, entitled In Re Affiliated Computer Services, Inc. Shareholder Litigation, Civil Action No. 2821-VCL. A Consolidated Complaint has not yet been filed by the plaintiffs.

In the Texas State Court, two stand-alone buy-out cases were filed, as follows:

- Steamship Trade Association/International Longshoreman's Association Pension Fund v Affiliated Computer Services, Inc., Darwin Deason, Lynn Blodgett, John Rexford, Joseph P. O'Neill, Gerardo I. Lopez, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, and Cereberus [sic] Capital Management, L.P., Cause No. 07-02691 in the District Court of Dallas County, Texas, 44th Judicial District, filed on March 22, 2007.

- The City of Birmingham, Alabama Retirement and Relief System v. Darwin Deason, Robert B. Holland, III, J. Livingston Kosberg, Frank A. Rossi, Joseph P. O'Neill, Lynn R. Blodgett, John H. Rexford, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Cause No. 07-02768 in the District Court of Dallas, Texas, 160th Judicial District, filed on March 28, 2007.

In addition, in the TX State Court Consolidated stock option derivative case, on March 26, 2007, plaintiffs filed a Third Amended Consolidated Complaint, adding causes of action related to the announced buy-out transaction as well. On May 1, 2007, ACS and the individual defendants filed a Special Exceptions Motion, on the grounds that plaintiffs' buy-out claims were not yet ripe for adjudication, i.e., no claim related to the Proposal can properly be the subject of litigation, because the Proposal has not been accepted or recommended by either the Company or by the Special Committee formed to evaluate the Proposal and strategic alternatives to the Proposal, and that plaintiffs cannot bring both direct and derivative claims in a single lawsuit. The Third Amended Petition also alleges claims of breach of fiduciary duty premised upon an allegation that our assets and information were misappropriated by Mr. Deason and Cerberus in order to facilitate their preparation of the Proposal, and that the Proposal represents an attempt to extinguish the derivative claims related to stock option practices by eliminating the standing of the plaintiff stockholders to pursue those claims. The Third Amended Petition also suggests that the consideration offered to stockholders in the Proposal is inadequate and seeks to enjoin consummation of the Proposal. The court has not yet scheduled a hearing date on our Special Exceptions Motion, which seeks to dismiss the buy-out claims.

Also, on March 29, 2007, the two stand-alone buy-out cases pending in the TX State District Court were consolidated into the TX State Court Consolidated stock option derivative case.

In the Texas Federal Court Consolidated stock option derivative case, on April 5, 2007, the plaintiffs filed a Second Amended Complaint, adding causes of action related to the announced buy-out transaction as well, and adding as defendants, Clifford Kendall, David Black, Henry Hortenstine, Peter A. Bracken, William Deckelman, Jr., PriceWaterhouseCoopers LLP, and Cerberus Capital Management LP. Like the Third Amended Petition in the Texas State Court Derivative Action, the Second Amended Complaint in the Texas Federal Court Derivative Action challenged both the process through which the Proposal was generated, and the substance of the Proposal. On June 4, 2007, ACS and the individual defendants filed a Motion to Dismiss the Second Amended Complaint, on the grounds that the buy-out claims were not yet ripe for adjudication, i.e., no claim related to the Proposal can properly be the subject of litigation, because the Proposal has not been accepted or recommended by either the Company or by the Special Committee formed to evaluate the Proposal and strategic alternatives to the Proposal. On August 1, 2007, the federal judge dismissed the buy-out related causes of action. The federal judge also dismissed the SEC Rule 10(b)5 cause of action against defendant William Deckelman, Jr., based on plaintiff's failure to state a claim against Mr. Deckelman. Defendant David Black was also dismissed from this case by the plaintiffs.

The Proposal has not been recommended or accepted by ACS, or by the Special Committee formed to evaluate the Proposal and strategic alternatives to the Proposal. Accordingly, we do not believe that the claims raised in the cases related to the Proposal state a live controversy, nor have any merit, and we intend to vigorously defend those claims in each lawsuit.

Declaratory Action with Respect to Alleged Default and Purported Acceleration of our Senior Notes and Amendment, Consent and Waiver for our Credit Facility

Please see Note 12 for a discussion of the Alleged Default and Purported Acceleration of our Senior Notes and waivers, amendments, and consents obtained for our Credit Facility.

Investigation Regarding Photo Enforcement Contract in Edmonton, Alberta, Canada

We and one of our Canadian subsidiaries, ACS Public Sector Solutions, Inc., received a summons issued February 15, 2006 by the Alberta Department of Justice, requiring us and our subsidiary to answer a charge of a violation of a Canadian federal law which prohibits giving, offering or agreeing to give or offer any reward, advantage or benefit as consideration for receiving any favor in connection with a business relationship. The charge covers the period from January 1, 1998 through June 4, 2004, and references the involvement of two Edmonton police officers. The two officers were separately charged for violation of this law. The alleged violation relates to the subsidiary's contract with the City of Edmonton for red-light camera photo-enforcement services. We acquired this subsidiary and contract from Lockheed Martin Corporation in August 2001, when we acquired Lockheed Martin IMS Corporation. The contract currently is on a month-to-month term with revenues of approximately $2.3 million, $2.3 million and $2 million (U.S. dollars) in fiscal years 2007, 2006 and 2005, respectively. A renewal contract had been awarded to our subsidiary in 2004 on a sole source basis, but this renewal award was rescinded by the City of Edmonton and a subsequent request for proposals for an expanded photo enforcement contract was issued in September 2004. Prior to announcement of any award, however, the City of Edmonton suspended this procurement process, pending the completion of the investigation by the Royal Canadian Mounted Police, which led to the February 15, 2006 summons. We conducted an internal investigation of this matter, and based on our findings from our internal investigation, we believe that our subsidiary has sustainable defenses to the charge. We notified the U.S. Department of Justice and the U.S. Securities and Exchange Commission upon our receipt of the summons and continue to periodically report the status of this matter to them.

On October 31, 2006, legal counsel to the Alberta government withdrew the charge against ACS. On June 8, 2007, the Alberta government withdrew the original charges against the two police officers, and informed the court it would proceed against them on the lesser charge of "breach of public trust and fraud on the government." On June 27, 2007, the Alberta government also withdrew the original charge against our subsidiary, and informed the court that it would proceed against our subsidiary on the lesser charge of "aiding and abetting a breach of public trust and fraud on the government." On August 8, 2007, the Alberta government dismissed all charges against one of the police officers. A preliminary hearing on this matter has been scheduled for September 10, 2007. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Concerning Procurement Process at Hanscom Air Force Base

One of our subsidiaries, ACS Defense, LLC, and several other government contractors received a grand jury document subpoena issued by the U.S. District Court for the District of Massachusetts in October 2002. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the U.S. Department of Justice ("DOJ"). The inquiry concerns certain IDIQ (Indefinite Delivery – Indefinite Quantity) procurements and their related task orders, which occurred in the late 1990s at Hanscom Air Force Base in Massachusetts. In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship to ManTech International Corporation ("ManTech"); however, we have agreed to indemnify ManTech with respect to this DOJ investigation. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Regarding Certain Child Support Payment Processing Contracts

Another of our subsidiaries, ACS State & Local Solutions, Inc. ("ACS SLS"), and a teaming partner of this subsidiary, Tier Technologies, Inc. ("Tier"), received a grand jury document subpoena issued by the U.S. District Court for the Southern District of New York in May 2003. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the DOJ. We believe that the inquiry concerns the teaming arrangements between ACS SLS and Tier on child support payment processing contracts awarded to ACS SLS, and Tier as a subcontractor to ACS SLS, in New York, Illinois and Ohio but may also extend to the conduct of ACS SLS and Tier with respect to the bidding process for child support contracts in certain other states. Effective June 30,

2004, Tier was no longer a subcontractor to us in Ohio. Our revenue from the contracts for which Tier was a subcontractor was approximately $45.2 million, $45.6 million and $43.5 million for fiscal years 2007, 2006 and 2005, respectively, representing approximately 0.8%, 0.9% and 1% of our revenues for fiscal years 2007, 2006 and 2005, respectively. Our teaming arrangement with Tier also contemplated the California child support payment processing request for proposals, which was issued in late 2003; however, we did not enter into a teaming agreement with Tier for the California request for proposals. Based on Tier's filings with the Securities and Exchange Commission, we understand that on November 20, 2003, the DOJ granted conditional amnesty to Tier in connection with this inquiry pursuant to the DOJ's Corporate Leniency Policy. The policy provides that the DOJ will not bring any criminal charges against Tier as long as it continues to fully cooperate in the inquiry (and makes restitution payments if it is determined that parties were injured as a result of impermissible anticompetitive conduct). In May 2006, we were advised that one of our current employees, (who has not been active in our government business segment since June 2005), and one former employee of ACS SLS, both of whom held senior management positions in the subsidiary during the period in question, received target letters from the DOJ related to this inquiry. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process.

We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation regarding Florida Workforce Contracts

On January 30, 2004, the Florida Agency for Workforce Innovation's ("AWI") Office of Inspector General ("OIG") issued a report that reviewed 13 Florida workforce regions, including Dade and Monroe counties, and noted concerns related to the accuracy of customer case records maintained by our local staff. Our total revenue generated from the Florida workforce services amounts to approximately 0.4% and 0.9% of our revenues for fiscal years 2006 and 2005, respectively. We had no revenue related to this contract in fiscal year 2007. In March 2004, we filed our response to the OIG report. The principal workforce policy organization for the State of Florida, which oversees and monitors the administration of the State's workforce policy and the programs carried out by AWI and the regional workforce boards, is Workforce Florida, Inc. ("WFI"). On May 20, 2004, the Board of Directors of WFI held a public meeting at which the Board announced that WFI did not see a systemic problem with our performance of these workforce services and that it considered the issue closed. There were also certain contract billing issues that arose during the course of our performance of our workforce contract in Dade County, Florida, which ended in June 2003. However, during the first quarter of fiscal year 2005, we settled all financial issues with Dade County with respect to our workforce contract with that county and the settlement is fully reflected in our results of operations for the first quarter of fiscal year 2005. We were also advised in February 2004 that the SEC had initiated an informal investigation into the matters covered by the OIG's report, although we have not received any request for information or documents since the middle of calendar year 2004. On March 22, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Southern District of Florida. The subpoena was issued in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the U.S. Department of Labor ("DOL") into the subsidiary's workforce contracts in Dade and Monroe counties in Florida, which also expired in June 2003, and which were included in the OIG's report. On August 11, 2005, the South Florida Workforce Board notified us that all deficiencies in our Dade County workforce contract have been appropriately addressed and all findings are considered resolved. On August 25, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL. The subpoena related to a workforce contract in Pinellas County, Florida, for the period from January 1999 to the contract's expiration in March 2001, which was prior to our acquisition of this business from Lockheed Martin Corporation in August 2001. Further, we settled a civil lawsuit with Pinellas County in December 2003, with respect to claims related to the services rendered to Pinellas County by Lockheed Martin Corporation prior to our acquisition of ACS SLS (those claims having been transferred with ACS SLS as part of the acquisition), and the settlement resulted in Pinellas County paying ACS SLS an additional $600,000. We are continuing to cooperate with the DOJ and DOL in connection with their investigations. At this stage of these investigations, we are unable to express an opinion as to their likely outcome. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. During the second quarter of fiscal year 2006, we completed the divestiture of substantially all of our welfare-to-workforce business (please see Note 6 for further information). However, we retained the liabilities for this business which arose from activities prior to the date of closing, including the contingent liabilities discussed above.

On January 3, 2003, a Complaint was filed under seal in the United States District Court, Middle District of Florida, Tampa Division, by a former Pinellas County, Florida Assistant County Administrator under the "Qui Tam" provisions of the False Claims Act. On October 23, 2006, the United States filed a notice with the court that it would not intervene in the Complaint. The court then entered an order to unseal the Complaint and, we were subsequently served with the Complaint. The allegations in this Complaint arise from the workforce contract in Pinellas County, Florida, that is the subject of the grand jury document subpoena issued by the U.S. District

Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL (as discussed above). We intend to vigorously defend this case. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Other

Certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2007, outstanding surety bonds of $524 million and $90.9 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.3 million of letters of credit and $1.8 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

In fiscal year 2006, we purchased approximately $17.3 million of U.S. Treasury Notes in conjunction with a contract in our Government segment, and pledged them in accordance with the terms of the contract to secure our performance. The U.S. Treasury Notes are accounted for as held to maturity pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and reflected in other assets in our Consolidated Balance Sheets.

We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2007, 2006 and 2005, we made contingent consideration payments of $25.4 million, $9.8 million and $17 million, respectively, related to acquisitions completed in prior years. As of June 30, 2007, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $90.6 million of which $21 million has been earned as of June 30, 2007. The $21 million was accrued as of June 30, 2007 and is expected to be paid during the first half of fiscal year 2008. Any such payments primarily result in a corresponding increase in goodwill.

We indemnified Lockheed Martin Corporation against certain specified claims from certain pre-sale litigation, investigations, government audits and other issues related to the sale of the majority of our federal business to Lockheed Martin Corporation in fiscal year 2004. Our contractual maximum exposure under these indemnifications is $85 million; however, we believe the actual exposure to be significantly less. As of June 30, 2007, other accrued liabilities include a reserve for these claims in an amount we believe to be adequate at this time.

Our Education Services business, which is included in our Commercial segment, performs third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At June 30, 2007, we serviced a FFEL portfolio of approximately 2.2 million loans with an outstanding principal balance of approximately $32.5 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and then we repackage the loans for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of June 30, 2007, other accrued liabilities include reserves which we believe to be adequate.

In April 2004, we were awarded a contract by the North Carolina Department of Health and Human Services ("DHHS") to replace and operate the North Carolina Medicaid Management Information System ("NCMMIS"). There was a protest of the contract award; however, DHHS requested that we commence performance under the contract. One of the parties protesting the contract has continued to seek administrative and legal relief to set aside the contract award. However, we continued our performance of the contract at the request of DHHS. On June 12, 2006, we reported that contract issues had arisen and each of ACS and DHHS alleged that the other party has breached the contract. The parties entered into a series of standstill agreements in order to permit discussion of their respective issues regarding the contract and whether the contract would be continued or terminated. On July 14, 2006, the DHHS sent us a letter notifying us of the termination of the contract. We filed in the General Court of Justice, Superior Court Division, in Wake County, North Carolina, a complaint and motion to preserve records related to the contract. Subsequent to the filing of the complaint, North Carolina produced records and represented to the Court that all records had been produced, after which the complaint was dismissed. In a letter dated August 1, 2006, DHHS notified us of its position that the value of reductions in compensation assessable against the compensation otherwise due to us under the contract is approximately $33 million. On August 14, 2006, we provided a detailed response to that August 1, 2006 letter contending that there should be no reductions in compensation owed to us. Also, on August 14, 2006 and in accordance with the contract, we submitted our Termination Claim to DHHS seeking additional compensation of approximately $27.1 million. On January 22, 2007, we filed a complaint in the General Court of Justice, Superior Court Division, in Wake County, North Carolina against DHHS and the Secretary of DHHS seeking to recover damages in excess of $40 million that we have suffered as the result of actions of DHHS and its Secretary. Our claim was based on breach of contract; breach of implied covenant of good faith and fair dealing; breach of warranty; and misappropriation of our trade secrets. In the complaint we also requested the court to grant a declaratory judgment that we were not in default under the contract; and a permanent injunction against the State from using our proprietary materials and disclosing our proprietary material to third parties. During the fourth quarter of fiscal year 2006, we recorded a charge of approximately $4.0 million, of which $3.9 million was charged to revenue, related to our assessment of realization of amounts previously recognized for the North Carolina MMIS contract.

On March 22, 2007, we settled all issues with DHHS. Pursuant to the settlement, DHHS rescinded its June 6, 2006 notice of intent to terminate the NCMMIS contract and its July 14, 2006 notice of termination and the parties agreed to a mutual termination of the contract. We agreed, as part of the settlement, to license to DHHS certain work product we produced in connection with the NCMMIS contract and DHHS has agreed to pay us the aggregate amount of $10.5 million in four installments beginning on or before March 31, 2007 and ending on or before June 30, 2008. We recognized $3.4 million in revenue in the third quarter of fiscal year 2007 related to this settlement. In addition, we have entered into several new contracts, with terms of two years, to provide new services to DHHS and will be compensated based on achieving certain levels of cost savings.

In addition to the foregoing, we are subject to certain other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although we cannot predict the outcomes of these other proceedings, we do not believe these other actions, in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity.

22. CONTRACT WITH THE DEPARTMENT OF EDUCATION

We have provided loan servicing for the Department of Education's (the "Department") Direct Student Loan program for over ten years. In 2003, the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of student loan processing services for the Department, allowing the Department to increase loan servicing quality while saving overall program costs. In November 2003, the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. Annual revenues from this contract represent approximately 4% of our fiscal year 2007 revenues.

In May 2007, we and the Department agreed to cease development of certain software contemplated under the CSB contract. At that time, we had implemented approximately $39 million of internally developed software into the current production system. As a result of the decision to cease development, we recorded a non-cash impairment charge of approximately $76.4 million (approximately $48.3 million, net of income tax) related to in-process capitalized development costs.

23. DEPARTURE OF EXECUTIVE OFFICERS

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provided, among other things, that Mr. King remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. In accordance with the King Agreement, the exercise price of Mr. King's vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options were further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. Mr. King's vested options, if unexercised, will expire no later than June 30, 2008. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary was reduced during the transition period and Mr. King was not eligible to participate in our bonus plans, and Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provided, among other things, that Mr. Edwards remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. In accordance with the Edwards Agreement the exercise price of Mr. Edwards' vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. Mr. Edwards' vested options, if unexercised, will expire no later than June 30, 2008. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary was reduced during the transition period and Mr. Edwards was not eligible to participate in our bonus plans, and Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On September 29, 2005, Jeffrey A. Rich submitted his resignation as a director and Chief Executive Officer. On September 30, 2005 we entered into an Agreement with Mr. Rich, which, among other things, provided the following: (i) Mr. Rich remained on our payroll and was paid his then current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich was not eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the Agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million; (vi) Mr. Rich continued to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich also received limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich established an M&A advisory firm by January 1, 2007, we agreed to retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The Agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our customers or competing with us for a period of two years.

In the first quarter of fiscal year 2006, we accrued $5.4 million ($3.4 million, net of income taxes) of compensation expense (recorded in wages and benefits in our Consolidated Statements of Income) related to the Agreement with Mr. Rich. In addition, the purchase of Mr. Rich's unexercised vested stock options for approximately $18.4 million ($11.7 million, net of income taxes) was recorded as a reduction of additional paid-in capital. We made payments of approximately $23.6 million related to this Agreement in fiscal year 2006.

In connection with the departure of Mr. Rich, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid $63 thousand to his M&A advisory firm related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made related to this agreement in fiscal year 2007.

24. RELATED PARTY TRANSACTIONS

Please see Note 3 for a discussion of the proposal received from our Chairman, Darwin Deason, and Cerberus to acquire all of the outstanding shares of the Company.

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We made no payments to DDH during fiscal years 2007, 2006 and 2005. Previously, we reported that we anticipated that the administrative services we are providing to DDH would cease prior to June 30, 2007 as a result of the wind down of the DDH operations. Because of continuing activities related to the wind down of operations, the administrative services we are providing to DDH will continue until the wind down is complete.

During fiscal years 2007, 2006 and 2005, we purchased approximately $5.8 million, $8.8 million and $9.0 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in Note 23 and in connection with the departure of Jeffrey A. Rich, our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made related to this agreement in fiscal year 2007.

25. SEGMENT INFORMATION

We are organized into Commercial and Government segments due to the different operating environments of each segment, caused by different types of clients, differing economic characteristics, and the nature of regulatory environments. In the Commercial segment, we provide business process outsourcing, information technology services, systems integration services and consulting services to clients including healthcare providers and payors, pharmaceutical and other manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. In the Government segment, we provide business process outsourcing, information technology services and systems integration services to state and local governments. Our Government segment also includes our relationship with the Department of Education.

Approximately 93%, 95% and 97% of our consolidated revenues for fiscal years 2007, 2006 and 2005, respectively, were derived from domestic clients. Our relationship with the Department of Education is our largest contract and represents approximately 4%, 4% and 5% of consolidated revenues for fiscal years 2007, 2006 and 2005, respectively. Other than the Department of Education, no single customer exceeded 5% of our revenues.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (please see Note 1).

The following tables reflect the results of the segments consistent with our management system (in thousands):

	Commercial	Government	Corporate (c)	Consolidated
Fiscal year 2007				
Revenues (a)	$ 3,436,501	$ 2,335,978	$ —	$ 5,772,479
Operating expenses (excluding impairment charge and depreciation and amortization)	2,842,147	1,822,404	148,367	4,812,918
Software impairment charge	—	76,407	—	76,407
Depreciation and amortization expense	250,760	93,951	1,488	346,199
Operating income (loss)	$ 343,594	$ 343,216	$ (149,855)	$ 536,955
Total assets	$ 3,187,763	$ 2,588,033	$ 206,633	$ 5,982,429
Capital expenditures, net	$ 205,744	$ 109,390	$ 1,709	$ 316,843
Fiscal year 2006				
Revenues (a)	$ 3,167,630	$ 2,186,031	$ —	$ 5,353,661
Operating expenses (excluding gain on sale of business and depreciation and amortization)	2,657,353	1,708,548	113,531	4,479,432
Gain on sale of business	—	(32,907)	—	(32,907)
Depreciation and amortization expense	195,621	92,671	1,560	289,852
Operating income (loss)	$ 314,656	$ 417,719	$ (115,091)	$ 617,284
Total assets	$ 2,940,693	$ 2,529,021	$ 32,723	$ 5,502,437
Capital expenditures, net (b)	$ 250,531	$ 145,999	$ (2,063)	$ 394,467
Fiscal year 2005				
Revenues (a)	$ 2,175,087	$ 2,176,072	$ —	$ 4,351,159
Operating expenses (excluding depreciation and amortization)	1,727,358	1,682,001	61,537	3,470,896
Depreciation and amortization expense	145,859	85,016	1,904	232,779
Operating income (loss)	$ 301,870	$ 409,055	$ (63,441)	$ 647,484
Total assets	$ 2,608,617	$ 2,160,297	$ 81,924	$ 4,850,838
Capital expenditures, net	$ 149,406	$ 102,560	$ 1,265	$ 253,231

(a) Revenues in our Government segment for fiscal years 2007, 2006 and 2005 include revenues from operations divested through June 30, 2007 of $0.9 million, $104.5 million and $218.6 million, respectively.

(b) Fiscal year 2006 corporate capital expenditures, net includes proceeds of $3.4 million related to the sale of the corporate aircraft.

(c) Corporate segment operating expenses include $28.5 million ($18.2 million, net of income tax), $35 million ($22.9 million, net of income tax) and $6.1 million ($3.9 million, net of income tax) of stock-based compensation expense in fiscal years 2007, 2006 and 2005, respectively.

26. REVENUES BY SERVICE LINE

Our revenues by service line over the past three years are shown in the following table (in thousands):

	Fiscal year ended June 30,		
	2007	2006	2005
Business process outsourcing (1)	$ 4,322,164	$ 3,996,558	$ 3,237,981
Information technology services	1,013,801	971,832	858,639
Systems integration services (2)	436,514	385,271	254,539
Total	$ 5,772,479	$ 5,353,661	$ 4,351,159

(1) Includes $0.9 million, $104.2 million and $218 million of revenues for fiscal years 2007, 2006 and 2005, respectively, from operations divested through June 30, 2007.

(2) Includes $0.3 million and $0.6 million of revenues for fiscal years 2006 and 2005, respectively, from operations divested through June 30, 2007.

27. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)

Fiscal Year 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Revenues	$ 1,519,734	$ 1,440,546	$ 1,426,761	$ 1,385,438
Operating income	$ 83,178	$ 162,591	$ 150,328	$ 140,858
Net income	$ 37,574	$ 82,059	$ 72,074	$ 61,383
Earnings per share – basic	$ 0.38	$ 0.83	$ 0.73	$ 0.59
Weighted average shares outstanding	99,378	98,945	98,914	103,452
Earnings per share – diluted	$ 0.37	$ 0.82	$ 0.72	$ 0.59
Weighted average shares outstanding — diluted	101,039	100,300	100,152	104,761

Fiscal Year 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Revenues	$ 1,380,702	$ 1,314,455	$ 1,347,587	$ 1,310,917
Operating income	$ 149,798	$ 137,867	$ 175,422	$ 154,197
Net income	$ 86,061	$ 77,000	$ 102,370	$ 93,375
Earnings per share – basic	$ 0.73	$ 0.62	$ 0.82	$ 0.74
Weighted average shares outstanding	118,131	124,347	124,849	125,429
Earnings per share — diluted	$ 0.72	$ 0.61	$ 0.81	$ 0.73
Weighted average shares outstanding — diluted	119,484	126,381	126,926	127,286

28. NEW ACCOUNTING PRONOUNCEMENTS

On June 30, 2007, we adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. There was no change to our June 30 measurement date as a result of the adoption of SFAS 158. Adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income (loss), net of approximately $2.4 million, net of $1.0 million deferred income tax.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

In September 2006, the SEC released SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements of the first fiscal year ending after November 15, 2006. The adoption of this standard did not have a material impact on our financial condition, results of operation or liquidity.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The provisions of FIN 48 must be adopted by the Company as of July 1, 2007 and reported in the financial statements for the period ended September 30, 2007. Consequently, we are currently assessing the impact of FIN 48 and have not yet determined the impact this interpretation will have on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115", ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". We have not yet determined the impact, if any, that SFAS 159 will have on our financial position or results of operations.

29. SUBSEQUENT EVENTS

Stock option repricing
As discussed in Note 21, on June 18, 2007, we initiated a tender offer to amend certain options to purchase an aggregate of 1,703,650 shares (as amended) of our Class A common stock. The tender offer expired on July 17, 2007. Pursuant to the offer, we accepted for amendment options to purchase 1,696,650 shares of our Class A common stock, which represented 99.6% of the shares of our Class A common stock subject to all Eligible Options. We will pay cash payments in the aggregate amount of $4.0 million in accordance with the terms of the tender offer, which will be paid in the third quarter of fiscal year 2008 from cash flows from operating activities. Of the $4.0 million cash payment, we anticipate that approximately $1.3 million will be expensed and the balance will be charged to Additional Paid-in Capital in the first quarter of fiscal year 2008.

In July 2007, we notified former employees with vested, unexercised and outstanding options which had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by us for accounting and tax purposes, that we will pay them the additional 20% income tax imposed by Section 409A based on the excess, if any, of the fair market value of our Class A common stock (up to $62 per share) on the date a triggering event occurs or condition exists that under Section 409A results in the excess being recognized and reported as income on the former employee's W-2 and the exercise price of the affected option (reduced by any gain that had become subject to tax in a prior year because of an earlier triggering event). We anticipate that these income tax reimbursements will be up to approximately $1.9 million based on the current fair market value of our Class A common stock on the exercise date and will be paid from cash flows from operating activities as the triggering event occurs for each option holder, beginning in the third quarter of fiscal year 2008. In the first quarter of fiscal year 2008, we will accrue the estimated charge related to these income tax reimbursements based on the current fair market value of our Class A common stock and adjust the accrual each quarter until the options are exercised.

Potential sale of the Company
On August 10, 2007, we announced the suspension of the Exclusivity Agreement between Darwin Deason and Cerberus expired at 11:59 p.m. on August 9, 2007. The Exclusivity Agreement is now in effect and is scheduled to expire on November 14, 2007.

However, in light of the current conditions of the credit markets, the Special Committee is in discussions with Cerberus and Mr. Deason regarding an extension of the suspension of the Exclusivity Agreement. In addition, the Special Committee is continuing to have discussions with respect to strategic alternatives. There can be no assurance of any particular outcome.

Stock option grants
During the December 9, 2006 Compensation Committee meeting, it was recognized that the grants made to Mr. Blodgett and Mr. Rexford were for a number of shares that were less than the number of shares that would have been normally granted to a new CEO and new CFO because of the limited number of options remaining available under the 1997 Stock Incentive Plan. The Compensation Committee noted that it should consider a future grant to supplement the number of options made in the earlier grant so that the aggregate number of shares granted to Mr. Blodgett and Mr. Rexford would be equal to the number that would normally be granted to a "new" CEO and "new" CFO. To accomplish this purpose, at a meeting on July 2, 2007, the Committee approved option grants (the "Grants") to Lynn Blodgett to purchase 60,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan and to John Rexford to purchase 25,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan, subject to the waiver of the Stock Option Grant Policy by the Board of Directors, which occurred on July 9, 2007 and on which date the Grants became effective.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of June 30, 2007. Based on such evaluation, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures were operating effectively as of June 30, 2007.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 4 to the Consolidated Financial Statements, in July 2006 we acquired Primax Recoveries, Inc. ("Primax"). We have excluded the Primax business from the scope of our assessment of our internal control over financial reporting as of June 30, 2007. The Primax business' total revenues and total assets represent 0.8% and 1%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2007.

Also as discussed in Note 4 to the Consolidated Financial Statements, in October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"). We have excluded the Systech business from the scope of our assessment of our internal control over financial reporting as of June 30, 2007. The Systech business' total revenues and total assets represent 0.8% and 1.3%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2007.

Management has evaluated the effectiveness of our internal control over financial reporting as of June 30, 2007 using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission . Based on this evaluation, management has concluded that, as of June 30, 2007, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of June 30, 2007, has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Their report appears under Item 8.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934) during the quarter ending June 30, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART III

Pursuant to Instruction G(3) to Form 10-K, the information required in **Items 10 through 14** is incorporated by reference from our definitive proxy statement, which is incorporated herein by reference.

PART IV

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following Consolidated Financial Statements of Affiliated Computer Services, Inc. and Subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to our Consolidated Financial Statements

(b) Exhibits

Reference is made to the Index to Exhibits beginning on page 115 for a list of all exhibits filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: August 29, 2007

By: /s/ John H. Rexford
John H. Rexford
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 29th day of August 2007.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ John H. Rexford (John H. Rexford)	Director, Executive Vice President and Chief Financial Officer
/s/ Laura Rossi (Laura Rossi)	Senior Vice President, Corporate Controller and Interim Chief Accounting Officer
/s/ J. Livingston Kosberg (J. Livingston Kosberg)	Director
/s/ Joseph P. O'Neill (Joseph P. O'Neill)	Director
/s/ Frank A. Rossi (Frank A. Rossi)	Director
/s/ Dennis McCuistion (Dennis McCuistion)	Director
/s/ Robert B. Holland, III (Robert B. Holland, III)	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on September 11, 2003 (filed as Exhibit 3.3 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).
4.3	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).
4.4	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement (Exhibit 4.3)).
4.5	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
4.6	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.7	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.8	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.9	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
9.1	Voting Agreement dated February 9, 2006 by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q filed February 9, 2006 and incorporated herein by reference).
10.1†	Amended Stock Option Plan of the Company (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).
10.2†	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.3†	Amendment No.1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.4†	2007 Equity Incentive Plan of the Company (filed as Appendix C to our Proxy Statement on Schedule 14A, filed April 30, 2007 and incorporated herein by reference).
10.5†	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).
10.6†	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy, William L. Deckelman, Jr. and Ann Vezina (May 25, 2006) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).
10.7†	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.8†	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.9†	Amendment No. 2 to Severance Agreement, dated as of April 30, 2007, by and between Affiliated Computer Services, Inc. and John H. Rexford (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed May 2, 2007 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
10.10†	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).
10.11†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.12†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
10.13†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.14†	Employment Agreement, dated February 16, 1999 between the Company and Darwin Deason (filed as Exhibit 10(iii)(A) to our Quarterly Report on Form 10-Q, filed May 17, 1999 and incorporated herein by reference).
10.15†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.16	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.17	Guaranty, dated as of October 27, 2004, by Affiliated Computer Services, Inc. for the benefit of JPMorgan Chase Bank, as Administrative Agent for the benefit of the Lender Parties (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.18†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.19†	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).
10.20†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.21†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.22†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed September 14, 2005 and incorporated herein by reference).
10.23†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.24†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
10.25	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.26	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.27	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.28	Amendment No. 3, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).
10.29	Amendment No. 4, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.30	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.34	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.35†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.36†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
10.37†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.38†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.39	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.40	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.41	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by reference).
10.42	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.43	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D. Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.44	Exclusivity Agreement dated as of March 20, 2007 between Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.3 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).
10.45	Waiver Agreement dated as of June 10, 2007 between Affiliated Computer Services, Inc., Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.2 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).
21.1*	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Value Incorporated.
31.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
32.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

---

* Filed herewith.

† Management contract or compensatory plan or arrangement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

Mark One

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2007

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _________ to _________.

Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell
Dallas, Texas 75204
(Address of principal executive offices)
(Zip Code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days. Yes. ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of October 15, 2007, 93,890,441 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2007 approximated $4,411,795,197.

AFFILIATED COMPUTER SERVICES, INC.

FORM 10-K/A
for the Fiscal Year Ended June 30, 2007

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A to the Affiliated Computer Services, Inc. ("we," "our," "us," or the "Company") Annual Report on Form 10-K for the year ended June 30, 2007 (the "Original Filing") is being filed to furnish the information required by Items 10, 11, 12, 13 and 14 of Part III of the Original Filing that was to be incorporated by reference from the information contained in the Company's Definitive Proxy Statement for its 2007 Annual Meeting of the Stockholders, to be filed with the Securities and Exchange Commission ("SEC"). Unless otherwise expressly stated, this Amendment No. 1 does not reflect events occurring after the filing of the Original Filing, or modify or update in any way disclosures contained in the Original Filing.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

Directors

The following table lists, as of October 19, 2007, the name and principal occupation of each director and the year in which each such person was first elected as a director.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
John H. Rexford	Executive Vice President	2006
Joseph P. O'Neill	President and Chief Executive Officer, Public Strategies Washington, Inc.	1994
Frank A. Rossi	Chairman, FAR Holdings Company, L.L.C.	1994
J. Livingston Kosberg	Investor	2003
Dennis McCuistion	President, McCuistion & Associates, Inc.	2003
Robert B. Holland, III	Investor	2007

Business Experience of each Director

Set forth below is certain information with respect to each of the directors.

Darwin Deason, age 67, has served as our Chairman of the Board since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 53, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice President and Group President — Commercial Solutions since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

John H. Rexford, age 50, has served as Executive Vice President, Corporate Development since September 2007 and has been a director since November 2006. From November 2006 to September 2007 he served as Executive Vice President and Chief Financial Officer and served as Executive Vice President Corporate Development from March 2001 to November 2006. Prior to that date Mr. Rexford served as a Senior Vice President in our mergers and acquisitions area from November 1996 until March 2001. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Joseph P. O'Neill, age 60, has served as a director since November 1994. Mr. O'Neill has served as President and Chief Executive Officer of Public Strategies Washington, Inc., a public affairs and consulting firm, since March 1991, and from 1985 through February 1991 he served as President of the National Retail Federation, a national association representing United States retailers.

Frank A. Rossi, age 69, has served as a director since November 1994. Mr. Rossi has served as Chairman of FAR Holdings Company, L.L.C., a private investment firm, since February 1994. Prior to that Mr. Rossi was employed by Arthur Andersen & Co. for over 35 years and, prior to his retirement in 1994, Mr. Rossi served in a variety of capacities for Arthur Andersen, including Managing Partner/Chief Operating Officer and as a member of the firm's Board of Partners and Executive Committee.

J. Livingston Kosberg, age 70, has served as a director since September 2003. Mr. Kosberg previously served as a director from 1988 through 1991. Mr. Kosberg has been involved in a variety of industries including healthcare, finance and construction and currently serves as an advisor to several investment funds. Since July 2004, Mr. Kosberg has been serving as a director of U.S. Physical Therapy, Inc. ("U.S. Physical Therapy"), a publicly traded company, which operates outpatient physical and occupational therapy clinics. Mr. Kosberg founded U.S. Physical Therapy's predecessor in 1990 and he served in a variety of roles there, including: as Chief Executive Officer from its inception until May 1995, as Chairman of the Board until May 2001, previously as a director until February 2002 and as interim Chief Executive Officer from July 2004 until October 2004.

Dennis McCuistion, age 65, has served as a director since September 2003. For the past 29 years, Mr. McCuistion has been President of McCuistion & Associates, which provides consulting services to banks and businesses. Since 1990, Mr. McCuistion has served as executive producer and host of the nationally syndicated, award-winning McCuistion Program on PBS. Mr. McCuistion has also been an instructor for the American Institute of Banking for more than 20 years, and has been a faculty member for the Graduate School of Banking of the South, the Graduate School of Banking in Madison, Wisconsin, and the Southwestern Graduate School of Banking at Southern Methodist University. He is also a member of the National Association of Corporate Directors and the Society of International Business Fellows. Mr. McCuistion also served as a director of Cano Petroleum, Inc., a publicly traded company in the secondary oil recovery business from May 2006 until February 2007.

Robert B. Holland, III, age 55, has served as a director since January 2007. Mr. Holland represented the United States on the Board of Directors of the World Bank from 2002 through 2006 and served on its Audit Committee. He was managing partner of Texas Limited, a private consulting and investment partnership, from 1999 until 2002. From 1993 through 1999 he held various executive positions (including the positions of General Counsel, Chief Operating Officer and Chief Executive Officer) with Triton Energy Limited, a New York Stock Exchange ("NYSE") listed company. Mr. Holland was with the law firm of Jackson Walker, LLP from 1977 through 1994 and was a partner when he left the law firm in 1994. He previously served on the Board of Directors of TCA Cable TV, Inc., a publicly traded company. He currently serves on the Board of Directors of Pier One Imports, Inc., where he is a member of the Compensation Committee, and is a member of the Board of Directors and Chairman of the Audit Committee of Max Petroleum, plc, listed in the AIM part of the London Stock Exchange.

Except as set forth above, none of the above directors holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Executive Officers

In addition to Messrs. Deason, Blodgett and Rexford, the following were executive officers as of October 19, 2007.

Name	Position with the Company
Tom Burlin	Chief Operating Officer
Tom Blodgett	Executive Vice President and Group President — Business Process Solutions
Ann Vezina	Executive Vice President and Group President — Commercial Solutions Group
William L. Deckelman, Jr.	Executive Vice President, Corporate Secretary and General Counsel
Kevin Kyser	Executive Vice President, Chief Financial Officer
Lora Villarreal	Executive Vice President and Chief People Officer

Business Experience of each Executive Officer

Tom Burlin, age 49, has served as Chief Operating Officer since May 2007. Prior to that date, Mr. Burlin served as Chief Operating Officer — Government Solutions Group from December 2006 to May 2007, and as Executive Vice President and Group President — Government Solutions Group from June 2005 to December 2006. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — US Federal and Global Government.

Tom Blodgett, age 54, has served as Executive Vice President and Group President — Business Process Solutions since May 2007. Prior to that time, Mr. Blodgett served as President and Managing Director of our Business Process Solutions Group from July 1998 to May 2007 and as Vice President of Operations in Sandy, Utah from 1992 to July 1998. Mr. Blodgett was previously with the sales and marketing team of Siemens Nixdorf Information Systems.

Ann Vezina, age 44, has served as Executive Vice President and Group President — Commercial Solutions Group since May 2007. Prior to that date, Ms. Vezina served as Chief Operating Officer — Commercial Solutions Group from December 2006 to May 2007, as Executive Vice President and Group President — Commercial Solutions Group from March 2006 to December 2006, and as Managing Director, Business Process Solutions from May 2003 to March 2006. From July 1985 until May 2003, Ms. Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

William L. Deckelman, Jr., age 50, has served as Executive Vice President, Corporate Secretary and General Counsel since March 2000. From March 2000 until September 2003, Mr. Deckelman served as one of our directors. From May 1995 to March 2000, Mr. Deckelman was in private law practice, and was a stockholder in the law firm of Munsch Hardt Kopf & Harr, P.C. in Austin, Texas from January 1996 until March 2000. Previously, Mr. Deckelman served as our Executive Vice President, Secretary and General Counsel from November 1993 until May 1995 and as our Senior Vice President, Secretary and General Counsel from February 1989 through November 1993.

Kevin Kyser, age 40, has served as Executive Vice President, Chief Financial Officer since September 2007. Prior to that time Mr. Kyser served in the following capacities — Executive Vice President, Finance and Accounting from March 2007 to September 2007, as Senior Vice President, Chief Financial Officer — Commercial Group from April 2006 to March 2007, as Senior Vice President, Investor Relations from October 2001 to April 2006 and as Vice President, Corporate Controller from April 1997 to October 2001. In addition to six years of experience in the oilfield services industry, Mr. Kyser served for approximately three years on the audit staff of KPMG LLP.

Lora J. Villarreal, Ph.D., age 63, has served as Executive Vice President and Chief People Officer since May 2007. Prior to that date, Ms. Villarreal served as Senior Vice President and Chief People Officer from May 1998 to May 2007. Ms. Villarreal has served in several capacities in her more than 20 years of experience in Human Resources, including as Vice President at Transamerica Real Estate Information Companies and First Data Resources, Inc.

Corporate Governance

Director Independence

On February 3, 2004, our Board of Directors restated our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the NYSE Listing Standards. The Board has made an affirmative determination that Messrs. Frank A. Rossi, Joseph P. O'Neill, J. Livingston Kosberg, Dennis McCuistion and Robert B. Holland, III are independent and have no material relationship with the Company. The Director Independence Standards can be located on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance."

Corporate Governance Guidelines

On August 10, 2005, our Board of Directors restated our Corporate Governance Guidelines. The Corporate Governance Guidelines include, among other things:

- submission of the auditors selected by our Audit Committee to stockholders for ratification annually;
- adoption of an auditor rotation policy;
- formation of a Nominating and Corporate Governance Committee comprised solely of independent directors;

- the implementation of stock ownership guidelines for both directors and executive officers;
- a prohibition on stock option re-pricing;
- formalization of the ability of independent directors and committees of the Board of Directors to retain outside advisors;
- formation of a Compensation Committee comprised solely of independent directors;
- performance of a periodic formal Board evaluation; and
- limitation of the number of additional company boards a director may serve on to a maximum of four.

Our Corporate Governance Guidelines are available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial and accounting officers, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Both of these codes are posted on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Executive Sessions and Lead Independent Director

In compliance with the requirements of the New York Stock Exchange, our Corporate Governance Guidelines require the non-management directors to meet at least twice annually in regularly scheduled executive sessions. Mr. O'Neill, as Lead Independent Director, presides over non-management director executive sessions.

Stockholder and Interested Party Communications

Stockholders and other interested parties may communicate with the Board of Directors, the presiding director of the executive sessions or the non-management directors as a group by submitting an e-mail to director@acs-inc.com or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 4, 3rd Floor, Dallas, Texas 75204. Stockholders and other interested parties may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (800) 443-1946.

Board of Directors and Board Committees

During fiscal year 2007, we had four standing committees of the Board of Directors, including the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Special Transaction Committee. The charters for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance."

Audit Committee

Until January 24, 2007 our Audit Committee consisted of four independent directors (Messrs. Rossi (Chairman), O'Neill, Kosberg and McCuistion). On January 24, 2007, Mr. Holland was elected as a director and our Audit Committee was reconstituted to consist of three members (Messrs. Rossi (Chairman), McCuistion and Holland). All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 401(h) of Regulation S-K promulgated by the SEC, the Board of Directors determined that Mr. Rossi (i) possessed those attributes, which were gained through his years of public accounting experience as summarized in this Item 10 under the caption "Directors" and he was designated as the Audit Committee Financial Expert and (ii) is "independent" as that term is defined in Item 7(d)(3)(iv)(A) of Schedule 14A under the Exchange Act.

The Audit Committee of the Board of Directors is responsible for:

- monitoring the integrity of our consolidated financial statements;
- discussing with management and our independent registered public accounting firm our annual audited financial statements, quarterly financial statements and reported earnings prior to the release thereof to the public;
- monitoring our auditing, accounting and financial reporting processes;
- monitoring our system of internal controls and the independence and performance of our internal auditors; and
- appointing and monitoring our independent registered public accounting firm.

The Audit Committee operates under a written charter that was restated by the Board of Directors on May 25, 2006, and is available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Compensation Committee

Until January 24, 2007 the Compensation Committee consisted of two independent directors (Messrs. Kosberg and O'Neill). On January 24, 2007, Mr. Holland was elected as a director and our Compensation Committee was reconstituted to consist of three members (Messrs. Kosberg (Chairman), O'Neill and Holland). All of such Compensation Committee members are independent as defined in the current New York Stock Exchange listing standards. The Compensation Committee is responsible for:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);
- compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and
- the grant of all awards under the stock option plans (other than those to independent directors).

A copy of the restated Compensation Committee Charter approved by the Board of Directors on February 3, 2004 is available on our web site at *www.acs-inc.com* under the captions "Investor Relations" and "Corporate Governance." Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of two independent directors (Messrs. McCuistion and O'Neill). Mr. McCuistion served as the Chairman of the Nominating and Corporate Governance Committee throughout fiscal year 2007. The Nominating and Corporate Governance Committee is responsible for considering, evaluating and recommending to the Board the slate of director nominees.

On September 11, 2003, our Board of Directors approved the Nominating and Corporate Governance Committee Charter, a copy of which is available on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance." Our Nominating and Corporate Governance Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Special Transaction Committee

The Special Transaction Committee, which was formed in August 1997 and on which Mr. Deason serves, has the responsibility of considering, evaluating, and approving the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, our Class A common stock, or other consideration with a dollar value of up to $100,000,000. The Special Transaction Committee has delegated to the Chief Executive Officer the authority to consider, evaluate, and approve the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash or other consideration with a dollar value of up to $50,000,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, certain officers and persons who beneficially own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock held by such persons. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms for fiscal year 2007 were filed on time except that Lynn Blodgett, our President and Chief Executive Officer, filed a Form 4 on October 25, 2006 with respect to the sale of 10,000 shares on November 7, 2002 and a transfer by gift of 2,000 shares on September 5, 2000.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our general compensation philosophy is that total compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. The Company's compensation structure centers around a "pay for performance" philosophy. Base salaries for our managers are generally maintained at a level below the market median, but managers have the opportunity to receive bonuses if their individual performance and the performance of their business unit meet certain goals, which if full bonuses are earned, results in their total compensation exceeding the market median. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and the proportionate amount of bonus compensation increasing as the employee's level of responsibility increases. Executive officers' bonus is based on our achievement of defined financial goals and objectives, based on consolidated corporate results.

Our executive compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various NYSE, SEC and Internal Revenue Code rules. The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote fair treatment of all employees; and
- to encourage equity ownership by our executives.

Comparative Review

Our executive compensation program is intended to provide our named executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. In setting executive compensation for fiscal year 2007, the Compensation Committee commissioned Mercer Human Resource Consulting to provide comparative compensation information on the chief executive officer, chief operating officer and chief financial officer of our outsourcing peers, who were determined without regard to revenue or market capitalization. The companies included in the outsourcing peer group were EDS, Accenture, Computer Sciences, First Data, Automatic Data Processing, Unisys, Fiserv, Hewitt Associates, Convergys, Sabre Holdings, DST Systems and Perot Systems. The peer group comparison was also used by the Chairman in making recommendations to the Committee for fiscal year 2007 executive compensation that are consistent with our compensation philosophy, as discussed above. The compensation committee used the comparative peer group information in considering and approving the recommendation of the Chairman.

Elements of Compensation

There are seven major elements that comprise our compensation program for executive officers: (i) base salary; (ii) annual incentive opportunities, including bonuses; (iii) long-term incentives — our stock incentive plans; (iv) retirement benefits provided under the ACS Savings Plan and the ACS Supplemental Savings Plan; (v) generally available benefit programs; (vi) executive perquisites; and (vii) severance agreements. ACS has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. For example, base salaries and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding employees on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. The Compensation Committee believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation. Our goal is to structure as many components of any officers' compensation so that it qualifies as "performance-based" to the extent it is in the best interests of the company and its stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, the Compensation Committee believes it is appropriate and competitive to provide that compensation, even though it is not fully tax-deductible.

The Compensation Committee reviews the compensation program on an annual basis, including each of the above elements. Retirement benefits are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of an executive's compensation package. In setting compensation levels for a particular executive, the Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as our stock ownership guidelines and the executive's past and expected future contributions to our business.

- ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. Under the terms of his Employment Agreement, the Chairman makes salary recommendations to the Compensation Committee. Along with these recommendations, the Compensation Committee also considers competitive, inflationary and market survey considerations, as well as salaries for comparable positions. As discussed under the caption "Comparative Review", we utilized the report of Mercer Human Resource Consulting in determining base salaries for fiscal year 2007. Other factors in determining any adjustment of base salary include consideration of relative levels of responsibility, amount of business experience and future potential.

- ***Incentive Bonus***

During fiscal year 2007, our executive officers participated in one of two performance based incentive compensation plans: (i) the fiscal year 2007 performance based incentive compensation plan (FY07 Bonus Plan); or (ii) the Special Executive FY07 Bonus Plan.

FY07 Bonus Plan

There were approximately seven hundred (700) of our officers and other senior management personnel who participated in our FY07 Bonus Plan, including five (5) of our executive officers (our Chairman of the Board, our Executive Vice President, Corporate Secretary and General Counsel, our Executive Vice President, Finance and Accounting, our Executive Vice President and Chief People Officer and our Executive Vice President and Group President — Business Process Solutions). Separate financial performance goals were established for three groups as follows:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate or Business Unit performance goals.
ACS Corporate	The bonus of each of the executive officers participating in the FY07 Bonus Plan is determined based on the achievement of performance goals in this group.
Business Unit	A business unit calculation is determined by the achievement of performance goals for each business segment — Commercial Solutions and Government Solutions.

The performance goals established for each group are each weighted equally in determining the achievement of performance goals. The performance goals for the FY07 Bonus Plan were: revenue growth, growth in earnings before interest and taxes; growth in earnings before interest, taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture, plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Under the provisions of the FY07 Bonus Plan, the Compensation Committee is required to consider extraordinary or one-time events in determining performance goal achievement.

No bonuses are paid if the Company's growth in consolidated earnings before interest and taxes is less than 5% and no bonus is paid to business unit participants in the FY07 Bonus Plan if that particular business unit's growth in earnings before interest and taxes is less than 5%. Further, at least 50% of a particular performance goal must be achieved before it will be included in the calculation of the overall achievement of the performance goals, except for cash flow, which is included if a pre-determined minimum amount is met. The FY07 Bonus Plan performance goals were approved by the Compensation Committee.

The five (5) executive officers participating in the FY07 Bonus Plan were entitled to receive between an amount of up to 150% of their base salaries and an amount of up to 250% of their base salaries, respectively, upon full achievement of bonus performance goals. Mr. Deason was the only named executive officer participating in the FY07 Bonus Plan and he was entitled to receive a bonus percentage of up to 250%. The maximum bonus that any executive officer received for the fiscal year 2007 under the FY07 Bonus Plan was $1,835,468. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid.

In fiscal year 2007, the executive officers earned approximately 80% of the maximum bonus under the FY07 Bonus Plan. In fiscal year 2006, no bonuses were paid to the executives under the fiscal year 2006 performance based incentive compensation plan, which contained similar performance goals as the FY07 Bonus Plan (however, discretionary bonuses were paid to each of the Group President of the Commercial Solutions Group (Ms. Vezina) and the Group President of the Government Solutions Group (Mr. Burlin); to one of our other current executive officers, but who was not an executive officer at the time of payment; and, in accordance with his agreement with us, one of our executive officers was paid a commission for acquisitions and divestures during the fiscal year). In fiscal year 2005, executive officers earned approximately 53% of the maximum bonus under the fiscal year 2005 performance based incentive compensation plan, which contained similar performance goals as the FY07 Bonus Plan.

Special Executive FY07 Plan

Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer. The performance goals must be established before the first 25% of the period of service to which the performance goal relates has elapsed. Due to the resignation of certain executive officers, and as a result, the promotion of certain other executive officers, the Compensation Committee desired to change the performance goals of the promoted executive officers. In order to comply with Section 162(m) of the Code, the Special Executive FY07 Bonus Plan was created with a performance period beginning December 1, 2006 and ending June 30, 2007 (to be referred to as the "performance period"), to coincide with the period the promoted officers served in their new positions during fiscal year 2007. Our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Executive Vice President and Group President — Commercial Solutions Group (together, the "Selected Officers"), all of whom were promoted in fiscal year 2007, participated in the Special Executive FY07 Bonus Plan.

Since the Selected Officers were all executive officers, separate financial performance goals were established for two different groups as follows:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate performance goals.
ACS Corporate	The bonus of each of the executive officers participating in the FY07 Bonus Plan is determined based on the achievement of performance goals in this group.

The performance goals established for each group are each weighted equally in determining the achievement of performance goals. The performance goals for the Special Executive FY07 Bonus Plan were: revenue growth, growth in earnings before interest and taxes; growth in earnings before interest, taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Under the Special Executive FY07 Bonus Plan the financial performance is to be adjusted for extraordinary items reported as such in the Company's audited financial statements and unusual one time events (such as charges related to the departure of executive officers, charges related to material internal or regulatory investigations, charges or benefits related to settlement of prior year events, significant asset impairments, large loss contracts, unusual gains or losses due to divestitures that require Board approval, and charges incurred because of events approved by the Board such as recapitalizations and reorganizations). Such performance goals were recommended by our Chairman and Chief Executive Officer, subject to approval of the Compensation Committee within the first 25% of the period of service to which the performance goals relate.

No bonuses are paid if the Company's growth in consolidated earnings before interest and taxes did not equal $374 million during the performance period. Further, at least 16% of a particular performance goal must be achieved before it will be included in the calculation of the overall achievement of the performance goals, except for cash flow, which is included if a pre-determined minimum amount is met. The Special Executive FY07 Bonus Plan performance goals were approved by the Compensation Committee.

Each of the Selected Officers is a named executive officer. The Selected Officers (other than Mr. Rexford) were entitled to receive varying percentages (up to 200% for the President and Chief Executive Officer, and up to 150% for each of the Chief Operating Officer and Executive Vice President and Group President — Commercial Solutions Group) of their base salaries upon achievement of performance goals for the performance period, upon full achievement of the performance goals. Mr. Rexford was entitled to receive the greater of (i) up to 150% of his base salary upon full achievement of the bonus performance goals; or (ii) any commissions earned for acquisitions completed during the performance period, not to exceed 150% of his base salary. The maximum bonus that any Selected Officer received for the fiscal year 2007 was $1,200,000. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid.

In fiscal year 2007, the executive officers earned approximately 80% of the maximum bonus under the Special Executive FY07 Bonus Plan. There was no similar plan in prior fiscal years.

Both the FY2007 Bonus Plan and the Special Executive FY07 Bonus Plan were approved by our stockholders at our 2006 Annual Meeting on June 7, 2007.

- ***Long Term Incentives — Our Stock Incentive Plans***

ACS provides long-term incentive compensation through awards of stock options that generally vest over multiple years. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program also is designed to encourage our officers to remain employed with ACS despite a very competitive labor market.

Equity-based incentives were granted to our officers in 2007 under our 1997 Stock Plan and, after approval by our stockholders on June 7, 2007, the 2007 Equity Incentive Plan. All proposed stock option grants to employees, including executive officers, are considered and, if deemed acceptable to the Compensation Committee, approved at a formal meeting of the Compensation Committee. Under the Company's stock option grant policy (hereafter, our "Stock Option Grant Policy"), among other things: (i) a formal meeting to approve option grants to employees is held on August 15th of each year; (ii) a formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition are to be held on the day prior to or the day of our regularly scheduled quarterly board meeting; (iii) the date of the formal meeting at which a grant is approved is the option grant date; and (iv) the exercise price for each approved grant shall not be less than the fair market value of a share of the Company's Class A Common Stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the New York Stock Exchange; provided that any grant made on a date when the New York Stock Exchange is closed, then the fair market value of a share of the Company's Class A Common Stock on the date of grant shall be determined by reference to the closing price for such stock on the last day on which the New York Stock Exchange was open for trading activities.

On August 15, 2006, the Compensation Committee of the Board of Directors granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation, no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the stock option investigation by the SEC and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee of the Board of Directors agreed to grant options of 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were deferred. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, there were a number of options granted under the 1997 Stock Incentive Plan that terminated, which options then became available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the ongoing stock option investigation (please see Note 21 to our Consolidated Financial Statements, included in the Original Filing), the Company was unable to timely file our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy, the day prior to or the day of that regularly scheduled November Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, that were available under the 1997 Stock Incentive Plan should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee granted 692,000 shares to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer; and 100,000 shares each to Ann Vezina and Tom Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

During the December 9, 2006 Compensation Committee meeting, it was recognized that the grants made to Mr. Blodgett and Mr. Rexford were for a number of shares that were less than the number of shares that would have been normally granted to a new Chief Executive Officer and new Chief Financial Officer because of the limited number of options remaining available under the 1997 Stock Incentive Plan. The Compensation Committee noted that it should consider a future grant to supplement the number of options made in the earlier grant so that the aggregate number of shares granted to Mr. Blodgett and Mr. Rexford would be equal to the number that would normally be granted to a "new" Chief Executive Officer and "new" Chief Financial Officer. To accomplish this purpose, at a meeting on July 2, 2007, the Committee approved option grants (the "Grants") to Lynn Blodgett to purchase 60,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan and to John Rexford to purchase 25,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan, subject to the waiver of the Stock Option Grant Policy by the Board of Directors, which occurred on July 9, 2007 and on which date the Grants became effective.

Retirement Benefits

To assist our employees in accumulating funds for retirement (or for other purposes permitted by our plans) we provide our employees, including our executive officers, the opportunity to participate in the ACS Savings Plan and the ACS Supplemental Savings Plan. A description of these plans is set forth under the caption "Retirement Benefits" in this Item 11 of this Part III. While a small number of our non-executive employees may participate in pension or defined benefit plans, we provide these plans in lieu of pension or defined benefit plans for our general employee base, including our executive officers.

Generally Available Benefit Programs

ACS also offers a number of other benefits to our executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation/expatriate programs and services, educational assistance and certain other benefits.

Perquisites

The Compensation Committee reviews and approves any perquisites offered to executives. The Company offers the Executive Benefit Plan to promote the health and well-being of the executives, maximize the value of the compensation provided by the Company and minimize the time that executives spend managing personal affairs so that they may devote their full attention to Company business. While the Compensation Committee does not consider perquisites to be a significant component of executive compensation, it recognizes that such perquisites are an important factor in attracting and retaining talented executives. A description of the Executive Benefit Plan and other perquisites offered to our executive officers are set forth under the caption "Perquisites" in this Item 11 of this Part III.

Severance Agreements for Executive Officers

We have entered into severance agreements with certain of our executive officers, which upon the occurrence of certain events, will entitle such executive officer to receive a severance benefit. We believe that this benefit is important to our ability to recruit executive officers. We also believe this benefit allows us to retain executives during times of unforeseen events when the executive's future is uncertain, but continued employment of the executive may be necessary for the Company.

Additional information regarding the severance payable to our named executive officers, including estimates of the amounts payable under such agreements assuming termination of employment as of September 30, 2007, is set forth under the caption "Post Termination Benefits" in this Item 11 of this Part III.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In recognition of his efforts on behalf of the Company and his determination to position the Company for future growth, we entered into a Supplemental Executive Retirement Agreement and an Employment Agreement with our Chairman, Darwin Deason. A description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth under the caption "Mr. Deason's Supplemental Executive Retirement Agreement" in this Item 11 of this Part III. A description of the Employment Agreement, including amounts payable to Mr. Deason under the agreement, is set forth under the captions "Mr. Deason's Employment Agreement" in this Item 11 of this Part III.

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the guideline for stock ownership by its directors and executive officers, which had been originally adopted by the board in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five years after he or she becomes subject to the guideline, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.

- Our other executive officers are required to own, within five years after he or she becomes subject to the guideline, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.

- Independent directors serving on the Board of Directors are required to own, within three years after they become subject to the guideline, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.

- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guideline.

Currently, our Chief Executive Officer, other executive officers now subject to the guideline, and our independent directors now subject to the guideline hold shares and vested options in sufficient number to comply with the minimum ownership requirements of the revised policy.

Report of the Compensation Committee

The Compensation Committee reviewed and discussed with management of the Company the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the ACS Annual Report on Form 10-K/A for the year ended June 30, 2007.

Compensation Committee
J. Livingston Kosberg
Joseph P. O'Neill
Robert B. Holland, III*

---

* Mr. Holland has served as a member of the Compensation Committee only since January 24, 2007, the date of his election to the ACS Board of Directors. Mr. Holland was not involved in and did not participate in any decision of the Compensation Committee prior to the date he joined the Committee. Mr. Holland abstained from voting on the approval of the report of the Compensation Committee.

Notwithstanding any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, including this Amendment No. 1 to the Annual Report on Form 10-K, the foregoing Report of the Compensation and Benefits Committee is not incorporated by reference into any such filings.

SUMMARY COMPENSATION TABLE FOR FISCAL 2007

The following table shows compensation information for fiscal 2007 for our named executive officers, and a former Chief Executive Officer and Chief Financial Officer who resigned during fiscal year 2007 (collectively, the "named executive officers").

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darwin Deason Chairman of the Board	2007	916,053	—	—	2,048,835(4)	1,835,468	952,710	159,618(5)	5,912,684
Lynn Blodgett President & Chief Executive Officer	2007	695,769	—	—	1,767,183	1,200,000	—	32,759(6)	3,695,711
John Rexford Executive Vice President and Chief Financial Officer	2007	429,108	—	—	796,062	600,000	—	300,713(7)	2,125,883
Tom Burlin Executive Vice President and Chief Operating Officer	2007	420,913	—	—	542,306	600,000	—	38,614(8)	1,601,833
Ann Vezina Executive Vice President and Chief Operating Officer Commercial Solutions	2007	422,401	—	—	273,499	600,000	—	31,954(9)	1,327,854
Former Officers:									
Mark King Former President and Chief Executive Officer	2007	698,654	—	—	1,581,016	—	—	32,193(10)	2,311,863
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	2007	456,455	—	—	687,882	—	—	17,611(11)	1,161,948

(1) We did not grant any restricted stock awards or stock appreciation rights ("SARs") to the Named Executive Officers during fiscal year 2007.

(2) The amount shown for each executive officer is not cash compensation, but rather the compensation costs recognized in our financial statements for fiscal year 2007 related to outstanding grants of stock options to each named executive officer to the extent we recognized compensation costs in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R). (All of Mr. Deason's outstanding option grants were related to prior years.) These amounts are adjusted to reflect the repricing of certain outstanding stock options. For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in the Original Filing. The following table shows for each award, the fiscal year 2007 cost based on the original grant price and the increase in the fiscal year 2007 cost as a result of the change in measurement date:

Named Executive Officer	Option Number	Original Option Grant Date	FY 2007 Cost based on Original Grant Price ($)	Increase in FY 07 Cost as a Result of a Change in the Measurement Date ($) (a)	Total Compensation Cost in 2007 ($)
Darwin Deason	1303	7/23/02	671,940	66,273	738,213
	1303a	7/23/02	1,007,912	302,710	1,310,622
Lynn Blodgett	647a	7/11/00	N/A	6,850	6,850
	853a	9/26/01	21,409	41,234	62,643
	853	9/26/01	32,104	12,603	44,707
	1307	7/23/02	83,992	8,284	92,276
	1307a	7/23/02	125,988	37,839	163,827
	1758	8/11/03	309,068	0	309,068
	1888	7/30/04	357,772	(35,538)	322,234
	2326	3/18/05	557,308	0	557,308
	3470	12/9/06	208,270	0	208,270
John Rexford	1241	7/23/02	55,996	5,523	61,519
	1241a	7/23/02	83,992	25,226	109,218
	1755	8/11/03	154,536	0	154,536
	1893	7/30/04	89,444	(8,884)	80,560
	2329	3/18/05	278,656	0	278,656
	3472	12/9/06	111,573	0	111,573
Tom Burlin	2572	6/13/05	270,204	123,338	393,542
	3447	12/9/06	148,764	0	148,764
Ann Vezina	1532	7/21/03	30,056	1,623	31,679
	2054	7/30/04	34,176	(3,505)	30,671
	2349	5/3/05	60,828	1,557	62,385
	3458	12/9/06	148,764	0	148,764
Former Officers:					
Mark King	1305	7/23/02	623,074	3,329	626,403
	1753	8/11/03	250,427	0	250,427
	1887	7/30/04	109,690	(2,702)	106,988
	2325	3/18/05	597,198	0	597,198
Warren D. Edwards	1310	7/23/02	129,305	832	130,137
	1752	8/11/03	187,822	0	187,822
	1892	7/30/04	73,122	(1,801)	71,321
	2328	3/18/05	298,602	0	298,602

(a) Represents the incremental increase in compensation cost to the Company in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R) resulting from the change in measurement date of the option grant and our agreement to pay to the executive (other than Messrs. King and Edwards) the difference between the original option grant price and the grant price on the "corrected" measurement date, if applicable. See discussion of Mr. King and Mr. Edwards separation agreements in Note 23 in the Notes to our Consolidated Financial Statements.

(3) The amounts shown were earned under our FY07 Bonus Plan and Special Executive FY07 Bonus Plan. For a description of these plans, please see Compensation Discussion & Analysis — Incentive Bonus.

(4) As discussed under the caption "Mr. Deason's Supplemental Executive Retirement Agreement" in this Item 11 of this Part III, option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement. The Company recognized $1,159,005 of compensation costs in our financial statements for fiscal year 2007 in accordance with the provisions of SFAS 123(R) related to one option grant made to fund the Supplemental Executive Retirement Agreement of Mr. Deason. That compensation cost is excluded from the compensation cost reflected in the Option Awards column. For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in the Original Filing.

(5) Represents $102,110 in non-business use of corporate aircraft, $5,228 in auto expense, $4,834 in group life insurance and $47,446 in medical costs. We maintain an overall security program for our Chairman of the Board and Company founder, Mr. Deason, due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the column "All Other Compensation." We expended $423,011 in fiscal year 2007 for such security advice and personal protection services. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(6) Represents $1,402 in non-business use of corporate aircraft, $631 in group life insurance, $6,988 in long term disability insurance and $23,738 in medical costs.

(7) Represents $329 in group life insurance, $8,844 in long term disability insurance, $6,230 in matching ACS Savings Plan contributions, $17,463 in medical costs and $267,847 in commission payments.

(8) Represents $348 in group life insurance and $38,266 in medical costs.

(9) Represents $205 in group life insurance, $6,180 in long term disability insurance, $4,883 in matching ACS Savings Plan contributions, $12,881 in relocation payments and $7,805 in medical costs.

(10) Represents $758 in group life insurance, $9,072 in long term disability insurance, $2,812 in matching ACS Savings Plan contributions and $19,551 in medical costs. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(11) Represents $309 in group life insurance, $4,290 in long term disability insurance, $2,572 in matching ACS Savings Plan contributions and $10,440 in medical costs. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal year 2007, which ended on June 30, 2007.

Grants of Plan-Based Awards
For Fiscal 2007

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/ share)	($) (2)
Darwin Deason	9/28/06	0	—	2,294,335	—	—	—	—	—	—	—
Lynn Blodgett	12/9/06	—	—	—	—	—	—	—	140,000	$49.55	$1,849,591
	1/17/07	0	—	1,500,000	—	—	—	—	—	—	—
John Rexford	12/9/06	—	—	—	—	—	—	—	75,000	$49.55	$ 990,852
	1/17/07	0	—	750,000	—	—	—	—	—	—	—
Tom Burlin	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	0	—	750,000	—	—	—	—	—	—	—
Ann Vezina	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	0	—	750,000	—	—	—	—	—	—	—
Former Officers											
Mark King	9/28/06	0	—	1,575,000(3)	—	—	—	—	—	—	—
Warren Edwards	9/28/06	0	—	514,500(4)	—	—	—	—	—	—	—

(1) Amounts shown represent the threshold and maximum awards that could be earned by the named executive officers under the FY07 Bonus Plan and the Special Executive FY07 Bonus Plan, as applicable, for fiscal year 2007. Actual bonuses paid under these plans for fiscal year 2007 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. The exercise price for each option grant is 100% of the fair market value of a share of the Company's Class A Common Stock on the date of grant which was determined by reference to the closing price for such stock on such date on the New York Stock Exchange. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised.

(3) Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006. Under the terms of the King Agreement, Mr. King was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

(4) Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006. Under the terms of the Edwards Agreement, Mr. Edwards was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

For a description of our stock plans, see Note 2 of the Notes to our Consolidated Financial Statements included in the Original Filing.

Mr. Deason's Employment Agreement

We entered into the Employment Agreement with Mr. Deason effective as of February 16, 1999. The Employment Agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier severance agreement, has a term that currently ends on May 18, 2011, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless 30 days prior to May 18 of any year Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term. The Company requested and Mr. Deason agreed that the notice date under the Employment Agreement in 2007 shall be December 31, 2007. The Employment Agreement provides annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The Employment Agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year, which is consistent with the bonus percent Mr. Deason has been eligible to receive since 1996. A discussion of Mr. Deason's severance benefits under the Employment Agreement, is set forth under the caption "Post Termination Benefits" in this Item 11 of this Part III.

Retirement Benefits

ACS Savings Plan. The ACS Savings Plan qualifies as a 401(k) plan under the Code of 1986, as amended. We currently match 25% of the first 6% per year that an employee contributes to the ACS Savings Plan. The contributions to the plan are made by us for each of our executive officers on the same terms as applicable to all other employees. Contributions to the plan cannot be made after an employee earns $225,000 in earnings during the year. Contributions to the plan are capped at $15,500 per year. A participant becomes 50% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes two years of service, and becomes 100% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes three years of service or, if earlier, the participant becomes disabled or dies, or in the case of a termination of the ACS Savings Plan. If a participant's service terminates before he or she is vested, the participant will forfeit the unvested portion of the ACS match and any earnings thereon. According to the ACS Savings Plan, employees who are defined as Highly Compensated Employees' ("HCE") in accordance with the Internal Revenue Service guidelines will be "capped" annually at a specified deferral rate (cap for calendar year 2007 is 5% of eligible earnings). This "cap" will be determined annually based on the results of the ACS Savings Plan's discrimination testing.

ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCE's of ACS, including our executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% per year that an employee contributes if they have reached the 5% cap in the ACS Savings Plan.

Perquisites

The Company offers the Executive Benefit Plan to promote the health and well-being of the executives. The Executive Benefit Plan consists of the following components:

- Executive Medical Plan. Under the Executive Medical Plan, normal and customary medical, dental and vision care costs, for executives and their immediate family members are paid by us. We do not pay non-medically necessary costs, such as cosmetic surgery. If costs paid by the Company exceed $25,000 or relate to services or supplies considered experimental, investigational or under clinical investigation, then the medical expenses that exceed the $25,000, along with any expenses for experimental, investigational or under clinical investigation services or supplies, are imputed as income to the executive.
- Executive Long Term Disability Plan. Certain of our executive officers are eligible to participate in our Executive Long Term Disability Plan which provides additional long-term disability coverage through age 65 for certain of our executive officers in addition to the standard policy provided to each of our employees.
- Prescription Benefit. Paid prescription coverage up to 100% for our executive officers and their immediate family members.
- Annual Physical Examination. Reimbursement up to $1,000 annually for any physical examination for the executive officer, and up to $500 annually for any physical examination for the executive officer's spouse, performed by a designated physician or other licensed physician of their choice.
- Estate planning services. Our executive officers receive a benefit of up to $25,000 for initial estate planning services and up to $10,000 per annum for subsequent services.
- Income Tax Preparation. Each of our executive officers may be reimbursed, up to $1,000 per annum, for income tax preparation services for preparation of their income tax returns.

Additionally, we pay the annual dues for club memberships for a limited number of executive officers. The memberships are intended to be used primarily for business purposes, although the applicable executive officers may use the club for personal purposes. Executive officers are required to pay all costs related to their personal use of the club.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers at the end of fiscal year 2007, which ended on June 30, 2007.

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	240,000	—	—	35.75	7/23/12	—	—	—	—
	240,000	120,000(1)	—	37.57	7/23/12	—	—	—	—
Lynn Blodgett	80,000	—	—	16.4375	7/11/10	—	—	—	—
	20,000	—	—	23.47	7/11/10	—	—	—	—
	28,800	—	—	44.87	9/26/11	—	—	—	—
	43,200	—	—	38.66	9/26/11	—	—	—	—
	30,000	—	—	35.75	7/23/12	—	—	—	—
	30,000	15,000(2)	—	37.57	7/23/12	—	—	—	—
	60,000	40,000(3)	—	44.10	8/11/13	—	—	—	—
	40,000	60,000(4)	—	51.90	7/30/14	—	—	—	—
	80,000	120,000(5)	—	50.25	3/18/15	—	—	—	—
	—	140,000(6)	—	49.55	12/9/16	—	—	—	—
John Rexford	24,000	—	—	16.4375	7/11/10	—	—	—	—
	6,000	—	—	23.47	7/11/10	—	—	—	—
	20,000	—	—	35.75	7/23/12	—	—	—	—
	20,000	10,000(7)	—	37.57	7/23/12	—	—	—	—
	30,000	20,000(8)	—	44.10	8/11/13	—	—	—	—
	10,000	15,000(9)	—	51.90	7/30/14	—	—	—	—
	40,000	60,000(10)	—	50.25	3/18/15	—	—	—	—
	—	75,000(11)	—	49.55	12/9/16	—	—	—	—
Tom Burlin	40,000	60,000(12)	—	51.83	6/13/15	—	—	—	—
	—	100,000(13)	—	49.55	12/9/16	—	—	—	—
Ann Vezina	6,000	4,000(14)	—	44.10	7/21/13	—	—	—	—
	—	10,000(15)	—	51.90	7/30/14	—	—	—	—
	10,000	15,000(16)	—	48.14	5/3/15	—	—	—	—
	—	100,000(17)	—	49.55	12/9/16	—	—	—	—

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Former Officers									
Mark King................	68,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	200,000(18)	—	—	34.67	9/28/07	—	—	—	—
	160,000(18)	40,000(18)	—	37.57	9/28/07	—	—	—	—
	60,000	20,000	—	44.10	6/30/08	—	—	—	—
	30,000	15,000	—	51.90	6/30/08	—	—	—	—
	120,000	—	—	50.25	6/30/08	—	—	—	—
Warren Edwards........	30,000(18)	—	—	23.47	9/28/07	—	—	—	—
	100,000(18)	—	—	34.67	9/28/07	—	—	—	—
	40,000(18)	10,000(18)	—	37.57	9/28/07	—	—	—	—
	45,000	15,000	—	44.10	6/30/08	—	—	—	—
	20,000	10,000	—	51.90	6/30/08	—	—	—	—
	60,000	—	—	50.25	6/30/08	—	—	—	—

(1) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(2) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(3) This option was granted on August 11, 2003. 20,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 20,000 shares will become exercisable on August 11, 2008.

(4) This option was granted on July 30, 2004. 20,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(5) This option was granted on March 18, 2005. Assuming continued employment with the Company, 40,000 shares will become exercisable on March 18 of each of 2008, 2009 and 2010.

(6) This option was granted on December 9, 2006. Assuming continued employment with the Company, 28,000 shares will become exercisable on December 9 of each of 2007, 2008, 2009, 2010 and 2011.

(7) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(8) This option was granted on August 11, 2003. 10,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 10,000 shares will become exercisable on August 11, 2008.

(9) This option was granted on July 30, 2004. 5,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(10) This option was granted on March 18, 2005. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18 of each of 2008, 2009 and 2010.

(11) This option was granted on December 9, 2006. Assuming continued employment with the Company, 15,000 shares will become exercisable on December 9 of each of 2007, 2008, 2009, 2010 and 2011.

(12) This option was granted on June 13, 2005. Assuming continued employment with the Company, 20,000 shares will become exercisable on June 13 of each of 2008, 2009 and 2010.

(13) This option was granted on December 9, 2006. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2007, 2008, 2009, 2010 and 2011.

(14) This option was granted on July 21, 2003. 2,000 shares became exercisable on July 21, 2007. Assuming continued employment with the Company, the remaining 2,000 shares will become exercisable on July 21, 2008.

(15) This option was granted on July 30, 2004. 6,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 2,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(16) This option was granted on May 3, 2005. Assuming continued employment with the Company, 5,000 shares will become exercisable on May 3 of each of 2008, 2009 and 2010.

(17) This option was granted on December 9, 2006. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2007, 2008, 2009, 2010 and 2011.

(18) These shares were exercised prior to September 28, 2007.

Equity Awards to fund Deason's Supplemental Executive Retirement Agreement

As discussed under the caption "Mr. Deason's Supplemental Executive Retirement Agreement" in this Item 11 of this Part III, option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, with the vesting and exercise dates matching the funding dates under the Supplemental Executive Retirement Agreement. The following table shows all outstanding equity awards made for that purpose:

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	150,000	—	—	11.53125	10/8/08	—	—	—	—
	—	300,000	—	44.10	8/11/13	—	—	—	—

Option Exercises and Stock Vested

No stock options were exercised by any of the named executive officers during fiscal year 2007. The Company has not issued any restricted stock awards to its named executive officers.

Pension Benefits

ACS's executive officers received no benefits in fiscal 2007 from the Company under any defined pension or defined contribution plans other than the ACS Savings Plan and the ACS Supplemental Savings Plan.

Nonqualified Deferred Compensation

Certain of our named executive officers participate in a non-qualified deferred compensation plan, the ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCE's of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% per year that an employee contributes if they have reached the 5% cap in the ACS Savings Plan.

The following table shows certain information for the named executive officers under the ACS Supplemental Savings Plan.

Nonqualified Deferred Compensation
For Fiscal 2007

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($) (1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Darwin Deason	—	—	—	—	—
Lynn Blodgett	—	—	—	—	—
John Rexford	25,002	1,128(1)	5,854	—	47,471
Tom Burlin	—	—	—	—	—
Ann Vezina	4,250	1,026(2)	4,069	—	26,064
Former Officers					
Mark King	—	—	6,314	—	92,836
Warren Edwards	—	—	—	—	—

(1) Amount of Mr. Rexford's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column in the Summary Compensation Table for Fiscal 2007.

(2) Amount of Ms. Vezina's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column in the Summary Compensation Table for Fiscal 2007.

Equity Compensation Plan Information

For a summary of certain information related to our stock option and employee stock purchase plans, please see Part II, Item 5 — "MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES" included in the Original Filing.

Post Termination Benefits

Severance Agreements

Certain executive officers of the Company have written severance agreements for benefits that are due to them upon a change of control. Under the severance agreements, one of the conditions to payment of the severance benefit is that one of the following change of control events must occur: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; or (iii) we adopt or implement a plan or proposal for our liquidation. Each such executive officer shall be entitled to receive the severance benefit upon consummation of any change of control event. The executive's right to receive the severance benefit also accrues if a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular severance agreement was entered into) becomes the beneficial owner of 15% or more of our outstanding common stock, or if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. There shall be excluded from the determination of the turnover of directors: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors before the date specified in each respective severance agreement, (ii) a member of the board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

These severance agreements may be terminated by us with one year advance written notice; however, if a change of control is consummated prior to termination by us, then these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

The severance agreements provide for cash benefits payable to the executive as well as certain non cash benefits that the Company will be responsible for providing.

The severance benefit to be received by each such executive officer generally includes a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus (or average commission payment, as applicable) for the preceding fiscal year (or if employed for less than one year, the bonus such executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus (or average commission payment, as applicable) for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Under the severance agreements, we will also pay accrued but unpaid compensation and deferred compensation.

In addition, the severance agreements provide that we will (A) for up to three years following the executive's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, (B) provide outplacement counseling assistance for one year. Also, when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan, the executive shall be credited with three years of participation and age credit, and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the five (5) year period following the Change of Control.

The executive is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive. The excise tax amounts have not been estimated or included in the table below due to the number of variables that would affect the actual amount of such a payout. Any excise tax gross up that may be owed by the Company to reimburse the executives for their actual excise tax liability would be determined based on the total change of control compensation, including, if applicable, the accelerated vesting of equity options held by the executives, and the amount of such options held at the change of control date, the exercise prices and vesting dates of each grant outstanding. Other significant variable factors which would effect the calculation of excise tax gross up would be the actual change of control date, stock price paid upon the change of control, the determination of the future federal, state and local income tax rates applicable for the affected executives, and the actual terms and structure of the change of control transaction, such as valuation methodology for stock options, whether equity stock and or options held by the executives may be cashed out, substituted for equity of the acquirer, substituted for options of the acquirer, or some combination of these. Due to the wide variety of assumptions that may be made for each of these factors and the uncertainty of whether executives would actually incur an excise tax, the estimate of any excise tax gross up that may be due has not been included in the table below. If an excise tax was incurred by an executive, the excise tax gross up cash payment payable by the Company to the executive is determined by the following formula:

(Tentative excise tax before gross up)

divided by

(one less the sum of all tax rates applicable to the executive, such as excise tax rate(s), federal income tax rate, medicare tax rate, social security tax rate (only if such executive has not already exceeded the maximum wage base for the calendar year of the change of control), state income tax rate, and any local income tax rates (e.g., city, county or other taxing jurisdiction))

Mr. Deason's Employment Agreement

Mr. Deason's Employment Agreement provides for severance benefits for Mr. Deason upon a change of control. The terms and other provisions of Mr. Deason's Employment Agreement, are discussed under the caption "Mr. Deason's Employment Agreement" following the caption "Grants of Plan-Based Awards" table in this Item 11 of this Part III.

Under the Employment Agreement, one of the conditions to payment of the severance benefit is that one of the following change of control events must occur: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; or (iii) we adopt or implement a plan or proposal for our liquidation. Mr. Deason shall be entitled to receive the severance benefit upon consummation of any change of control event. Mr. Deason's right to receive the severance benefit also accrues if a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock, or if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. There shall be excluded from the determination of the turnover of directors: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since February 1, 1999, (ii) a member of the Board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office, and (iv) a member of the Board who succeeds an otherwise continuing director and who was selected and appointed by Mr. Deason to fill the unexpired term of a director who, because such person is no longer an officer of the Company, is no longer on the Board.

The severance benefit to be received by Mr. Deason upon a change of control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his Employment Agreement times the sum of (i) his per annum base salary at the time of the change of control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Among other things, the Employment Agreement also provides that we will, (A) for up to three years following the executive's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive at the highest level of coverage provided to Mr. Deason prior to the change of control until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, and (B) provide outplacement counseling assistance and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the three (3) year period following the change of control, and throughout the period of any applicable statute of limitations. Under the Employment Agreement, we will also pay accrued but unpaid compensation and deferred compensation. Also, when determining Mr. Deason's eligibility for post-retirement benefits under any welfare benefit plan, he shall be credited with three years of participation and age credit. Mr. Deason shall also become vested in the benefits provided under any Company retirement or successor plan (in addition to any benefits under the Supplemental Executive Retirement Agreement).

Under his Employment Agreement, Mr. Deason is entitled to receive the same excise tax gross-up benefit as in the severance agreements described under the caption "Severance Agreements" in this Item 11 of this Part III.

Severance Payments

The table below includes only estimated cash compensation and the estimated value of non cash benefits per the terms of the employment and severance agreements, if as of September 30, 2007. It does not include any value of any equity stock or options that the executive may dispose of in a change of control transaction.

Executive Officer	Cash Payment(a)	Value of Non Cash Benefits (b)
Darwin Deason	10,606,124(c)	546,840
Lynn Blodgett	6,259,673	484,095
Tom Burlin	3,500,962	505,839
John Rexford	3,725,075	469,908
Ann Vezina	3,621,012	436,923
Bill Deckelman	2,835,738	458,406

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non-cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) The amounts do not include any payments due to Mr. Deason arising under his Supplemental Executive Retirement Agreement. For a discussion of this liability, see the caption "Mr. Deason's Supplemental Executive Retirement Agreement" immediately following.

Mr. Deason's Supplemental Executive Retirement Agreement

We entered into a Supplemental Executive Retirement Agreement with Mr. Deason in December 1998, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest 36 consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53125 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change of control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed 10 years. We estimate that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.4 million at September 30, 2007. The value (the excess of the market price over the option exercise price) of the options at September 30, 2007 was $7.6 million. If the payment is caused by a change of control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was comprised solely of independent directors: Joseph P. O'Neill, J. Livingston Kosberg and Robert B. Holland, III (Mr. Holland was appointed to the Committee in January 2007). No member of our Compensation Committee during the fiscal year 2007, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K during fiscal year 2007. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board or on our Compensation Committee. For information on insider participation, see the section entitled "Certain Relationships and Related Transactions" in Item 13 of this Part III.

Director Compensation
For Fiscal 2007

The following table shows compensation information for our current non-employee directors for fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Frank A. Rossi	217,000	—	114,058	—	—	—	331,058
Joseph P. O'Neill	113,500	—	123,010	—	—	—	236,510
J. Livingston Kosberg	201,000	—	105,009	—	—	—	306,009
Dennis McCuistion	107,000	—	105,009	—	—	—	212,009
Robert B. Holland, III	163,500	—	44,935	—	—	—	208,435

(1) This column reports the amount of cash compensation paid in fiscal year 2007 for Board and Committee service. This column includes fees paid to our non-employee directors for attending Board and Committee meetings (in person or telephonically), service as lead independent director, service as chair of one of the Committees of the Board, annual retainer, participation in the Special Committee overseeing the internal investigation of our stock option grant practices and participation in the Special Committee evaluating the Company's strategic alternatives. The following table shows fees paid to each director as they relate to such categories:

Director	Board Meeting Fees($)	Committee Meeting Fees ($)	Lead Independent Director Fees ($)	Committee Chairmanship Fees ($)	Annual Retainer Fees ($)	Fees related to Special Committee-Stock Option Investigation ($)	Fees related to Special Committee-Strategic Alternatives ($)	Total ($)
Frank A. Rossi	22,000	15,000	—	15,000	45,000	20,000	100,000(b)	217,000
Joseph P. O'Neill	22,000	9,000	17,500(a)	—	45,000	20,000	(b)	113,500
J. Livingston Kosberg	22,000	9,000	—	5,000	45,000	20,000	100,000(b)	201,000
Dennis McCuistion	22,000	15,000	—	5,000	45,000	20,000	(b)	107,000
Robert B. Holland, III	9,000	7,000	—	—	22,500	—	125,000(b)	163,500

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008. The Company inadvertently made a payment to Mr. O'Neill in May 2007 for services based on the fiscal year 2008 lead independent director fee rate, resulting in an additional $2,500 paid to Mr. O'Neill. This $2,500 additional compensation amount will be adjusted during fiscal year 2008, through a deduction from amounts payable to Mr. O'Neill in fiscal year 2008.

(b) At the call of the non-management directors, the Board of Directors held a special meeting on April 26, 2007 with only the five non-management directors attending. During that meeting the Board (i) approved fees for the two non-management directors, who were not members of the Special Committee of $2,500 per meeting, where the purpose of such meeting is to discuss strategic alternatives and whether such meeting is in person or telephonic, and (ii) appointed a Fee Engagement Committee, which was comprised of the two non-management directors who were not members of the Special Committee. The Fee Engagement Committee was authorized by the Board to set fees to be paid to the three members of the Special Committee. The Fee Engagement Committee met immediately after the Board meeting and set fees for the three members of the Special Committee. The amounts reflected are payments made in May 2007 to the three members of the Special Committee in accordance with the action taken by the Fee Engagement Committee. No per meeting fees were paid in fiscal year 2007 to the two non-management directors who were not members of the Special Committee.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Sholes option-pricing model in accordance with SFAS 123(R). For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements. The following directors have outstanding option awards at the end of fiscal year 2007: Mr. Rossi (32,500), Mr. O'Neill (92,500), Mr. Kosberg (32,500), Mr. McCuistion (32,500) and Mr. Holland (40,000).

Directors who are employees of ACS receive no compensation for their services as a director. Our compensation program for non-employee directors is designed to attract and retain qualified directors by offering compensation that is competitive with other companies and recognizes the time, expertise and accountability required by Board service. The Board must approve any changes to the director compensation program.

In fiscal year 2007, our non-management directors were eligible to receive the following compensation for their services:

Fiscal Year 2007	
• Independent Director Annual Retainer	$45,000
• Lead Independent Director Annual Retainer	$15,000(a)
• Audit Committee Chair Annual Retainer	$15,000
• Nominating and Corporate Governance Committee Chair Annual Retainer	$ 5,000
• Compensation Committee Chair Annual Retainer	$ 5,000
• Board Meeting (in person)	$ 2,000
• Board Meeting (telephonic)	$ 1,000
• Audit Committee Meeting (in person)	$ 2,000
• Audit Committee Meeting (telephonic)	$ 1,000
• Annual Stock Option Grant	7,500 shares
• Initial Stock Option Grant	40,000 shares

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008.

Pursuant to our Executive Benefit Plan, as amended, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Management and Principal Stockholders

The following table sets forth, as of September 30, 2007, certain information with respect to the shares of Class A common stock and the Class B common stock beneficially owned by (i) stockholders known to us through their SEC filings to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and Named Executive Officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially (1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
Pzena Investment Management, LLC (2) 120 West 45th Street 20th Floor New York, NY 10036	8,112,120	8.64%	—	—	8.08%	5.08%
SECURITY OWNERSHIP OF MANAGEMENT						
Darwin Deason (3)	2,739,864	2.90%	6,599,372	100%	9.23%	41.11%
Lynn Blodgett (4)	397,300	*	—	—	*	*
John Rexford (5)	183,928	*	—	—	*	*
Tom Burlin (6)	40,000	*	—	—	*	*
Ann Vezina (7)	25,310	*	—	—	*	*
Frank A. Rossi (8)	72,000	*	—	—	*	*
Joseph P. O'Neill (9)	109,620	*	—	—	*	*
J. Livingston Kosberg (10)	23,000	*	—	—	*	*
Dennis McCuistion (11)	18,595	*	—	—	*	*
Robert B. Holland, III	0	*	—	—	*	*
All Current Executive Officers and Directors as a Group (persons) (12)	3,911,416	4.09%	6,599,372	100%	10.28%	41.55%
Named Executive Officers who resigned in FY 2007						
Mark A. King (13)	245,000	*	—	—	*	*
Warren D. Edwards (14)	155,307	*	—	—	*	*
All Current and Listed Former Executive Officers and Directors as a Group (15)	4,311,273	4.49%	6,599,372	100%	10.63%	41.69%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (10 votes per share) are aggregated. As of September 30, 2007, there were 93,841,106 shares of Class A common stock and 6,599,372 shares of Class B common stock issued and outstanding.

(2) Based on filings by the stockholder with the SEC dated August 14, 2007. Such stockholder has indicated that as of June 30, 2007, it has sole voting power with respect to 5,554,607 shares and no voting power with respect to the remaining shares and sole investment power with respect to 7,980,745 shares and other investment power with respect to the remaining shares.

(3) The shares of our Class A common stock noted in the table include 750,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within 60 days of September 30, 2007; and 6,970 shares owned by Mr. Deason through the ACS Employee Stock Purchase Plan. See discussion of Mr. Deason's voting rights under the caption "Voting Rights of Our Chairman" in Item 7 of Part II of the Original Filing.

(4) Includes 395,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007.

(5) Includes 175,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007; 1,000 shares of our Class A common stock owned through an Individual Retirement Account; 2,100 shares of our Class A common stock owned through the ACS Savings Plan; and 5,828 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

(6) Includes 40,000 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007.

(7) Includes 24,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007; 41 shares of our Class A common stock owned through the ACS Savings Plan; and 1,269 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

(8) Includes 22,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007.

(9) Includes 82,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007.

(10) Includes 18,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007. All shares are held in the Livingston Kosberg Trust. Mr. Kosberg holds the sole voting power and sole investment power with respect to such shares as Trustee.

(11) Includes 18,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007. All shares are held in the McCuistion and Associates, Inc. Profit Sharing Plan. Mr. McCuistion holds the sole voting power and sole investment power with respect to such shares.

(12) Includes 1,824,500 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007; 1,000 shares of our Class A common stock owned through an Individual Retirement Account; 2,910 shares of our Class A common stock owned through the ACS Savings Plan; and 15,397 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

(13) Represents 245,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(14) Includes 150,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007; and 433 shares owned through the ACS Savings Plan. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(15) Includes 2,219,500 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within 60 days of September 30, 2007; 1,000 shares of our Class A common stock owned through an Individual Retirement Account; 3,343 shares of our Class A common stock owned through the ACS Savings Plan; and 15,397 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

Equity Compensation Plan Information

Information regarding our securities authorized for issuance under equity compensation plans is included in Item 5 of Part II of the Original Filing.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — *Related Party Transactions*" in Item 7 of Part II of the Original Filing.

Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — *Potential Sale of the Company*" in Item 7 of Part II of the Original Filing for a discussion of the proposal received from our Chairman, Darwin Deason, and Cerberus to acquire all of the outstanding shares of the Company.

We currently employ approximately 60,000 employees and actively recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by the Company. We currently have five employees who receive more than $120,000 in annual compensation (salary, bonus and commission) who are related to our current executive officers as of June 30, 2007, including executive officers who are also directors. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. None of our executive officers have a material interest in any of these employment arrangements. All of these family members are at levels below senior vice president except Thomas Blodgett who is the brother of Lynn Blodgett, President and Chief Executive Officer. Thomas Blodgett is employed as Executive Vice President and Group President — Business Process Solutions and earned $615,544 in base salary and bonus compensation during fiscal year 2007. He was granted options to purchase 50,000 shares of our Class A common stock during fiscal year 2007. Thomas Blodgett reports to Tom Burlin, Chief Operating Officer. The annual compensation (salary, bonus and commission) for the remaining four employees ranges from approximately $171,626 to $360,112.

All new or continuing related party transactions will be reviewed by our Board of Directors, the Nominating and Corporate Governance Committee or the Compensation Committee, as appropriate, to ensure the transactions are fair to us.

Please see Directors, Executive Officers and Corporate Governance under the caption "Corporate Governance" in Item 10 of this Part III for information regarding director independence.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by PricewaterhouseCoopers LLP, our independent registered public accounting firm, in each of the last two fiscal years, in each of the following categories, were as follows (in thousands):

	2007	2006
Audit Fees	$ 5,142	$ 3,741
Audit-Related Fees	136	412
Tax Fees	93	87
All Other Fees	53	93
Total Fees	$ 5,424	$ 4,333

Audit Fees includes fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Audit Fees also include fees (i) for the audit of internal controls over financial reporting and management's evaluation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) related to our internal investigation into our stock option grant practices. Audit-Related Fees include fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees include fees for tax consulting and tax compliance and preparation work. All Other Fees include fees for research tools.

All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in our current Audit Committee Charter. The Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2007 and 2006 fees presented above pursuant to its pre-approval policy.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents have been filed as part of this report.

1. None.

2. None.

3. Exhibits:

31.3 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 19, 2007.

31.4 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 19, 2007.

32.3 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 19, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

32.4 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 19, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

(c) Not applicable.

(d) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: October 19, 2007

By: /s/ Kevin Kyser
Kevin Kyser
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 19th day of October 2007.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ John H. Rexford (John H. Rexford)	Director, Executive Vice President
/s/ Kevin Kyser (Kevin Kyser)	Executive Vice President and Chief Financial Officer
/s/ Laura Rossi (Laura Rossi)	Senior Vice President, Corporate Controller and Interim Chief Accounting Officer
/s/ J. Livingston Kosberg (J. Livingston Kosberg)	Director
/s/ Joseph P. O'Neill (Joseph P. O'Neill)	Director
/s/ Frank A. Rossi (Frank A. Rossi)	Director
/s/ Dennis McCuistion (Dennis McCuistion)	Director
(Robert B. Holland, III)	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on September 11, 2003 (filed as Exhibit 3.3 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).
4.3	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).
4.4	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement (Exhibit 4.3)).
4.5	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.6	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.7	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
4.8	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.9	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
9.1	Voting Agreement dated February 9, 2006 by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q filed February 9, 2006 and incorporated herein by reference).
10.1†	Amended Stock Option Plan of Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).
10.2†	1997 Stock Incentive Plan of Affiliated Computer Services, Inc. (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.3†	Amendment No.1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.4†	2007 Equity Incentive Plan of Affiliated Computer Services, Inc. (filed as Appendix C to our Proxy Statement on Schedule 14A, filed April 30, 2007 and incorporated herein by reference).
10.5†	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).
10.6†	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy, William L. Deckelman, Jr. and Ann Vezina (May 25, 2006) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).
10.7†	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.8†	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.9†	Amendment No. 2 to Severance Agreement, dated as of April 30, 2007, by and between Affiliated Computer Services, Inc. and John H. Rexford (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed May 2, 2007 and incorporated herein by reference).
10.10†	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).
10.11†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.12†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
10.13†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.14†	Employment Agreement, dated February 16, 1999 between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10(iii)(A) to our Quarterly Report on Form 10-Q, filed May 17, 1999 and incorporated herein by reference).
10.15†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.16	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.17	Guaranty, dated as of October 27, 2004, by Affiliated Computer Services, Inc. for the benefit of JPMorgan Chase Bank, as Administrative Agent for the benefit of the Lender Parties (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.18†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.19†	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).
10.20†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.21†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.22†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed September 14, 2005 and incorporated herein by reference).
10.23†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.24†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.25	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.26	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.27	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.28	Amendment No. 3, Consent and Waiver to and under Credit Agreement, dated September 21, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
10.29	Amendment No. 4, Consent and Waiver to and under Credit Agreement, dated December 18, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.30	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.34	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.35†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.36†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.37†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.38†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.39	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.40	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.41	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by reference).
10.42	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.43	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D. Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.44	Exclusivity Agreement dated as of March 20, 2007 between Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.3 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).
10.45	Waiver Agreement dated as of June 10, 2007 between Affiliated Computer Services, Inc., Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.2 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
21.1*	Subsidiaries of Affiliated Computer Services, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, dated August 29, 2007.
23.2*	Consent of Value Incorporated, dated August 22, 2007.
31.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated August 29, 2007.
31.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated August 29, 2007.
31.3**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 19, 2007.
31.4**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 19, 2007.
32.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated August 29, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated August 29, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.3**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 19, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.4**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 19, 2007. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

---

* Filed with Original Filing.

** Filed with Form 10-K/A

† Management contract or compensatory plan or arrangement.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 2)

Mark One

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2007

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to .

Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell
Dallas, Texas 75204
(Address of principal executive offices)
(Zip Code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting Company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

As of March 28, 2008, 89,669,072 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2007 approximated $4,411,795,197.

AFFILIATED COMPUTER SERVICES, INC.

FORM 10-K/A
for the Fiscal Year Ended June 30, 2007

TABLE OF CONTENTS

EXPLANATORY NOTE

Affiliated Computer Services, Inc. (hereinafter referred to as "us," "we," "our", "ACS" or the "Company") is filing this Amendment No. 2 on Form 10-K (the "Second Amendment") to its Annual Report for the fiscal year ended June 30, 2007, which was filed with the Securities and Exchange Commission ("SEC") on August 29, 2007 (the "Original Report"), as amended on October 19, 2007 (the "First Amendment"), in order to correct Item 11 which was previously filed with certain executive compensation information as of September 30, 2007 rather than June 30, 2007 as required by Item 402 of Regulation S-K.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment also includes currently dated certifications from the Company's Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The certification exhibits and Item 15 "*Exhibits*" have been revised accordingly.

This Amendment speaks only of the filing date of the Original Report, as amended by the First Amendment and, except for those Items disclosed in this explanatory note, is unchanged from the Original Report, as amended. You should read this Second Amendment together with our other reports that update and supersede the information contained in this Second Amendment.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our general compensation philosophy is that total compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. The Company's compensation structure centers around a "pay for performance" philosophy. Base salaries for our managers are generally maintained at a level below the market median, but managers have the opportunity to receive bonuses if their individual performance and the performance of their business unit meet certain goals, which if full bonuses are earned, results in their total compensation exceeding the market median. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and the proportionate amount of bonus compensation increasing as the employee's level of responsibility increases. Each executive officer's bonus is based on our achievement of defined financial goals and objectives, based only on consolidated corporate results. Our named executive officers for fiscal year 2007 were Darwin Deason, Chairman of the Board; Lynn Blodgett, President and Chief Executive Officer; Tom Burlin, Executive Vice President and Chief Operating Officer; Ann Vezina, Executive Vice President and Group President - Commercial Solutions Group; and John Rexford, Executive Vice President, Corporate Development. Mr. Rexford served as our Executive Vice President and Chief Financial Officer from November 2006 to September 2007. Our named executive officers for fiscal year 2007 also included our former President and Chief Executive Officer, Mark King, and our former Executive Vice President and Chief Financial Officer, Warren Edwards.

Our executive compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various New York Stock Exchange, SEC and Internal Revenue Code rules. The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote fair treatment of all employees; and
- to encourage equity ownership by our executives.

Comparative Review

Our executive compensation program is intended to provide our named executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. During fiscal year 2007, the employment agreement of our Chairman, Mr. Deason, provided him with the right to recommend to the Compensation Committee, or as applicable, to the Special Compensation Committee of the Board of Directors, salary, bonus, stock option and other compensation matters for our Chief Executive Officer, President, Chief Financial Officer, Executive Vice Presidents, General Counsel, Secretary and Treasurer. In December 2007, the employment agreement was amended in order to remove certain exclusive governance rights previously held by Mr. Deason, including his rights to appoint certain officers and recommend directors for election or removal from the Board of Directors, and the agreement now provides that the Compensation Committee shall consult with Mr. Deason in determining the compensation policies of the Company and the compensation of the Company's executive officers. In fiscal year 2007, our President and Chief Executive Officer, Lynn Blodgett had input on compensation and bonuses for the Company's executive officers other than himself. Mr. Blodgett received compensation market data and history including salary, bonus, and stock options from human resources for each officer. Mr. Blodgett reviewed the information and submitted compensation recommendations to Mr. Deason and the Compensation Committee.

In setting executive compensation for fiscal year 2007, the Compensation Committee commissioned Mercer Human Resource Consulting to provide comparative compensation information on the chief executive officer, chief operating officer and chief financial officer of our outsourcing peers, who were determined without regard to revenue or market capitalization. The companies included in the outsourcing peer group were Electronic Data Systems Corporation, Accenture Ltd., Computer Sciences Corporation, First Data Corporation, Automatic Data Processing, Inc., Unisys Corporation, Fiserv, Inc., Hewitt Associates, Inc., Convergys Corporation, Sabre Holdings Corporation, DST Systems, Inc. and Perot Systems Corporation. The peer group comparison was also used by Mr. Deason in making recommendations to the Compensation Committee for fiscal year 2007 executive compensation that are consistent with our compensation philosophy, as discussed above. The Compensation Committee used the comparative peer group information in considering and approving the recommendation of Mr. Deason.

Based on the study commissioned by the Compensation Committee, the compensation paid to our Chief Executive Officer, Mr. Blodgett, and our Chief Operating Officer, Mr. Burlin, in fiscal year 2007 was between the median and 75th percentile for companies in our outsourcing peer group. The compensation paid to our Chief Financial Officer, who at the time of the study was Mr. Rexford, was above the top 75th percentile for companies in our outsourcing peer group. However, a portion of Mr. Rexford's compensation was attributable to commission based payments related to mergers and acquisitions activity as further described under the caption "Special Executive FY07 Plan", in connection with Mr. Rexford's ongoing role in our corporate development efforts. Hence, the compensation paid to Mr. Rexford was greater than what would typically be provided to a chief financial officer of the Company, since commission payments are not normally provided for that position.

Elements of Compensation

There are six major elements that comprise our compensation program for our executive officers, including our named executive officers: (i) base salary; (ii) annual incentive opportunities, including bonuses; (iii) long-term incentives — our stock incentive plans; (iv) generally available benefit programs; (v) executive perquisites; and (vi) change of control agreements. ACS has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. For example, base salaries and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding employees on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. The Compensation Committee believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation. Our goal is to structure as many components of any executive officer's compensation so that it qualifies as "performance-based" to the extent it is in the best interests of the Company and its stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, the Compensation Committee believes it is appropriate and competitive to provide adequate compensation, even though it may not be fully tax-deductible.

The Compensation Committee reviews the compensation program on an annual basis, including each of the above elements. Retirement benefits are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of an executive's compensation package. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as our stock ownership guidelines and the executive's past and expected future contributions to our business.

• ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. The Compensation Committee consults with the Chairman (under the terms of his employment agreement) in determining the compensation policies of the Company and the compensation of the Company's executive officers. Our Chief Executive Officer additionally provides a recommendation regarding the compensation for executive officers other than himself. The Compensation Committee also considers competitive, inflationary and market survey considerations, as well as salaries for comparable positions. As discussed under the caption "Comparative Review", we utilized the report of Mercer Human Resource Consulting in determining base salaries for fiscal years 2007 and 2008. Other factors in determining any adjustment of base salary include consideration of relative levels of responsibility, amount of business experience and future potential. Mr. Deason's employment agreement provides for annual adjustments to his base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions).

At a meeting of our Compensation Committee in September 2007, the salaries for our current named executive officers for fiscal year 2008 were considered and approved. Mr. Deason's base salary was set at $924,158, Mr. Blodgett received no increase to his base salary of $750,000, Mr. Burlin received no increase to his base salary of $500,000, Mr. Rexford received no increase to his base salary of $500,000 and Ms. Vezina received no increase to her base salary of $500,000.

- ***Incentive Bonus***

ACS maintains a performance based incentive plan for its executive officers. During fiscal year 2007, our executive officers participated in one of two performance based incentive compensation plans: (i) the fiscal year 2007 performance based incentive compensation plan (FY07 Bonus Plan); or (ii) the Special Executive FY07 Bonus Plan. The Special Executive FY07 Bonus Plan was created to enable the Company to comply with Section 162(m) of the Code in connection with the promotion during the fiscal year of certain executive officers and a modification of their performance goals in connection with the same as further described under the caption "Special Executive FY07 Bonus Plan."

The FY07 Bonus Plan permits (and the Special Executive FY07 Bonus Plan requires) the exclusion of, and the Compensation Committee has historically excluded, items that it determined were unusual or one time events that were not indicative of the performance of the named executive officers for such year from the calculation of the financial metrics used to determine bonus achievement. Adjustments made to financial metrics in one fiscal year are carried forward to the next fiscal year to determine bonus achievement for that next fiscal year. Most metrics are based on growth from the prior year results. Since the plans allow (and in some cases require) adjustments to actual results to determine the current year bonus achievement, we subsequently make these same adjustments when setting the baseline used for the subsequent year growth metrics.

In fiscal year 2007, the operating income was adjusted to exclude certain unusual items (principally an asset impairment charge and certain legal costs). While operating income on a GAAP basis decreased between fiscal years 2006 and 2007, the operating income for fiscal year 2007, as adjusted under the FY07 Bonus Plan (and the Special Executive FY07 Bonus Plan), exceeded the operating income for fiscal year 2006, as adjusted under the FY06 Bonus Plan, which resulted in the payment of a bonus to the executive officers.

FY07 Bonus Plan

Approximately seven hundred (700) of our officers and other senior management personnel participated in our FY07 Bonus Plan, including our Chairman of the Board, Darwin Deason, and certain other executive officers who were not named executive officers.

The performance goals were established for Mr. Deason based on the following components:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate performance goals.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.

Equal weight was given to each of the Consolidated ACS and ACS Corporate components in determining the achievement of performance goals by Mr. Deason. The performance goals for the FY07 Bonus Plan were: revenue growth; growth in earnings before interest and taxes; growth in earnings before interest, taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture, plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share.

No bonuses were payable if the Company's growth in consolidated earnings before interest and taxes was less than 4% and no bonuses were payable to business unit participants in the FY07 Bonus Plan if that particular business unit's growth in earnings before interest and taxes was less than 5%. Further, at least 50% of a particular performance goal must have been achieved before it was included in the calculation of the overall achievement of the performance goals, except for cash flow, which was included if a pre-determined minimum amount was met. The FY07 Bonus Plan performance goals were approved by the Compensation Committee.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. In fiscal year 2007, the executive officers earned approximately 80% of the maximum bonus under the FY07 Bonus Plan. In fiscal year 2006, no bonuses were paid to the executives under the fiscal year 2006 performance based incentive compensation plan, which contained similar performance goals as the FY07 Bonus Plan (however, discretionary bonuses were paid to each of the Group President of the Commercial Solutions Group (Ms. Vezina) and the Group President of the Government Solutions Group (Mr. Burlin); to one of our other current executive officers, but who was not an executive officer at the time of payment; and, in accordance with his agreement with us, one of our executive officers was paid a commission for acquisitions and divestures during the fiscal year). In fiscal year 2005, executive officers earned approximately 53% of the maximum bonus under the fiscal year 2005 performance based incentive compensation plan.

Mr. Deason, the only named executive officer who participated in the FY07 Bonus Plan, was entitled to receive a bonus percentage of up to 250% of his base salary. The maximum bonus that any executive officer received for the fiscal year 2007 under the FY07 Bonus Plan was $1,835,468, which was the bonus paid to Mr. Deason. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid.

Special Executive FY07 Plan

Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer. The performance goals must be established before the first 25% of the period of service to which the performance goal relates has elapsed. Due to the resignation of certain executive officers, and as a result, the promotion of certain other executive officers, the Compensation Committee desired to change the performance goals of the promoted executive officers. In order to comply with Section 162(m) of the Code, the Special Executive FY07 Bonus Plan was created with a performance period beginning December 1, 2006 and ending June 30, 2007 (to be referred to as the "performance period"), to coincide with the period the promoted officers served in their new positions during fiscal year 2007. The following named executive officers, all of whom were promoted in fiscal year 2007, participated in the Special Executive FY07 Bonus Plan: Lynn Blodgett, our Chief Executive Officer; John Rexford, our then Chief Financial Officer; Tom Burlin, our Chief Operating Officer; and Ann Vezina, Executive Vice President and Group President — Commercial Solutions Group (together, the "Selected Officers").

Since the Selected Officers were all executive officers, separate financial performance goals were established based on the following components:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate performance goals.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.

Equal weight was given to each of the Consolidated ACS and ACS Corporate components in determining the achievement of performance goals for each of Messrs. Blodgett, Burlin and Rexford and Ms. Vezina. The performance goals for the Special Executive FY07 Bonus Plan were: revenue growth; growth in earnings before interest and taxes; growth in earnings before interest, taxes, depreciation and amortization; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Such performance goals were recommended by our Chairman and Chief Executive Officer, subject to approval of the Compensation Committee within the first 25% of the period of service to which the performance goals relate.

No bonuses were paid if the Company's growth in consolidated earnings before interest and taxes did not equal a target dollar threshold during the performance period. Further, at least 16% of a particular performance goal must have been achieved before it would be included in the calculation of the overall achievement of the performance goals, except for cash flow, which was included if a pre-determined minimum amount was met. The Special Executive FY07 Bonus Plan performance goals were approved by the Compensation Committee.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. In fiscal year 2007, the Selected Officers earned approximately 80% of the maximum bonus under the Special Executive FY07 Bonus Plan. There was no similar plan in prior fiscal years.

The Selected Officers (other than Mr. Rexford) were entitled to receive varying percentages of their base salaries upon achievement of performance goals for the performance period, upon full achievement of the performance goals. Mr. Blodgett was entitled to receive up to 200% of his base salary and earned a bonus of $1,200,000 for fiscal year 2007, which was the maximum bonus that any Selected Officer received under the Special Executive FY07 Bonus Plan. Mr. Burlin was entitled to receive up to 150% of his base salary and earned a bonus of $600,000 for fiscal year 2007. Ms. Vezina was entitled to receive up to 150% of her base salary and earned a bonus of $600,000 for fiscal year 2007.

Mr. Rexford was entitled to receive the greater of (i) up to 150% of his base salary upon full achievement of the bonus performance goals; or (ii) any commissions earned for acquisitions completed during the performance period, not to exceed 150% of his base salary. In connection with (ii), Mr. Rexford's bonus compensation was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions. Mr. Rexford had an acquisition target revenue for fiscal year 2007, which was based on a percentage of the Company's revenues for fiscal year 2006. The revenue acquired through each closed merger or acquisition transaction contributed, on a percentage basis, towards Mr. Rexford's achievement of the acquisition target revenue. Mr. Rexford earned a bonus of $600,000 for fiscal year 2007 under the Special Executive FY07 Bonus Plan, as a result of his achievement of 80% of the bonus performance goals.

- ***Long Term Incentives — Our Stock Incentive Plans***

ACS provides long-term incentive compensation through awards of stock options that generally vest over multiple years. Our equity compensation program is intended to align the interests of the participants, including our named executive officers, with those of our stockholders by creating an incentive for our named executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our named executive officers to remain employed with ACS despite a very competitive labor market.

We granted stock options to our officers in 2007 under our 1997 Stock Incentive Plan and, after approval by our stockholders on June 7, 2007, our 2007 Equity Incentive Plan. All proposed stock option grants to employees, including executive officers, are considered and, if deemed acceptable to the Compensation Committee, approved at a formal meeting of the Compensation Committee. Under the Company's stock option grant policy adopted on May 25, 2006 and revised on January 22, 2007 (hereafter, our "Stock Option Grant Policy"), among other things: (i) a formal meeting to approve option grants to employees is held on August 15th of each year; (ii) a formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition are to be held on the day prior to or the day of our regularly scheduled quarterly board meeting; (iii) the date of the formal meeting at which a grant is approved is the option grant date; and (iv) the exercise price for each approved grant shall not be less than the fair market value of a share of the Company's Class A Common Stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the New York Stock Exchange; provided that if a grant is made on a date when the New York Stock Exchange is closed, then the fair market value of a share of the Company's Class A Common Stock on the date of grant shall be determined by reference to the closing price for such stock on the last day on which the New York Stock Exchange was open for trading activities.

On August 15, 2006, the Compensation Committee granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation, no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the stock option investigation by the SEC and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the

Compensation Committee agreed to grant options to purchase 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were delayed. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, a number of options granted under the 1997 Stock Incentive Plan terminated, thereby making certain options available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the ongoing stock option investigation, we were unable to timely file our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy, the day prior to or the day of that regularly scheduled November 2006 Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, that were available under the 1997 Stock Incentive Plan should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November 2006, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee granted options to purchase 692,000 shares to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including options to purchase 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; options to purchase 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer; and options to purchase 100,000 shares to each of Ann Vezina and Tom Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were delayed until shares were available for grant.

During the December 9, 2006 Compensation Committee meeting, it was recognized that the grants made to Mr. Blodgett and Mr. Rexford were for a number of shares that were less than the number of shares that would have been normally granted to a new Chief Executive Officer and new Chief Financial Officer because of the limited number of options remaining available under the 1997 Stock Incentive Plan. The Compensation Committee noted that it should consider a future grant to supplement the number of options made in the earlier grant so that the aggregate number of shares granted to Mr. Blodgett and Mr. Rexford would be equal to the number that would normally be granted to a "new" Chief Executive Officer and "new" Chief Financial Officer. To accomplish this purpose, at a meeting on July 2, 2007, the Compensation Committee approved option grants (the "Grants") to Lynn Blodgett to purchase 60,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan and to John Rexford to purchase 25,000 shares of the Company's Class A Common Stock under the 2007 Equity Incentive Plan, subject to the waiver of the Stock Option Grant Policy by the Board of Directors as the grants were made outside of normal option approval dates set forth in the Policy, which occurred on July 9, 2007 and on which date the grants became effective.

- ***Generally Available Benefit Programs***

We also offer a number of other benefits to our named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefit programs include accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation/expatriate programs and services, educational assistance and certain other benefits.

Retirement Benefits

To assist our employees in accumulating funds for retirement (or for other purposes permitted by our plans) we provide our employees, including our named executive officers, the opportunity to participate in the ACS Savings Plan and the ACS Supplemental Savings Plan. For a description of these plans, please see the caption "Retirement Benefits." While a small number of our non-executive employees may participate in pension or defined benefit plans, we provide these plans in lieu of pension or defined benefit plans for our general employee base, including our named executive officers.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In recognition of his efforts on behalf of the Company and his determination to position the Company for future growth, in fiscal year 1999 we entered into a Supplemental Executive Retirement Agreement and an employment agreement with our Chairman, Darwin Deason. A description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth under the caption "Mr. Deason's Supplemental Executive Retirement Agreement." A description of the employment agreement, as amended in fiscal year 2007, including amounts payable to Mr. Deason under the agreement, is set forth under the caption "Mr. Deason's Employment Agreement."

- *Perquisites*

The Compensation Committee reviews and approves any perquisites offered to executives. The Company offers the Executive Benefit Plan to promote the health and well-being of the executives, maximize the value of the compensation provided by the Company and minimize the time that executives spend managing personal affairs so that they may devote their full attention to Company business. While the Compensation Committee does not consider perquisites to be a significant component of executive compensation, it recognizes that such perquisites are an important factor in attracting and retaining talented executives. A description of the Executive Benefit Plan and other perquisites offered to our executive officers are set forth under the caption "Perquisites."

- *Termination of Employment and Change of Control Benefits*

In fiscal year 2007, Lynn Blodgett, Tom Burlin, John Rexford and Ann Vezina had written change of control agreements for benefits that were due to them upon a change of control. Mr. Blodgett's change of control agreement has subsequently been replaced by his employment agreement, dated December 14, 2007, which provides for a severance benefit in the event the Company terminates his employment without cause or Mr. Blodgett terminates his employment for good reason, as defined in the agreement, including upon a change of control. In addition to his severance benefit, Mr. Blodgett's unvested stock options or other equity based awards under any incentive plan shall become fully vested upon such termination.

Additionally, Mr. Deason's employment agreement provides for certain payments to Mr. Deason upon a change of control.

We believe that these change of control benefits are important to our ability to recruit executive officers. We also believe this benefit allows us to retain executives during times of unforeseen events when the executive's future is uncertain, but continued employment of the executive may be necessary for the Company.

Additional information regarding the change of control payments and severance benefits payable to our named executive officers, including estimates of the amounts payable under such agreements assuming a change of control as of June 30, 2007, is set forth under the caption "Post Termination Benefits."

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the guidelines for stock ownership by the Company's directors and executive officers, which had been originally adopted by the Board of Directors in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.

- Our other executive officers are required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.

- Independent directors serving on the Board of Directors are required to own, within three years after they become subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.

- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guidelines.

Our named executive officers currently subject to the guidelines, hold shares and vested options in sufficient number to comply with the minimum ownership requirements of the revised policy. Our independent directors currently subject to the guidelines have not yet completed three years of service and therefore are not yet subject to the minimum requirements of the revised policy.

Report of the Compensation Committee

The Compensation Committee reviewed and discussed with management of the Company the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the ACS Annual Report on Form 10-K/A for the fiscal year ended June 30, 2007.

Compensation Committee

TED B. MILLER, JR.*(CHAIRMAN)
PAUL E. SULLIVAN*
FRANK VARASANO*

Notwithstanding any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, including this Form 10-K/A, the foregoing Report of the Compensation Committee is not incorporated by reference into any such filings.

*Each of Messrs. Miller and Varasano has served as a member of the Compensation Committee since November 25, 2007. Mr. Sullivan has served as a member of the Compensation Committee since March 19, 2008. Messrs. Miller, Sullivan and Varasano were not involved in and did not participate in any decision of the Compensation Committee prior to the date that they joined the Committee.

SUMMARY COMPENSATION TABLE FOR FISCAL 2007

The following table shows compensation information for fiscal 2007 for our named executive officers, and a former Chief Executive Officer and Chief Financial Officer who resigned during fiscal year 2007 (collectively, the "named executive officers").

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($) (1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darwin Deason . . . . Chairman of the Board	2007	916,053	—	—	2,048,835(4)	1,835,468	952,710(5)	219,033(6)	5,972,099
Lynn Blodgett. . . . . President and Chief Executive Officer	2007	695,769	—	—	1,767,183	1,200,000	—	29,985(7)	3,692,937
John Rexford . . . . Executive Vice President and Chief Financial Officer	2007	429,108	—	—	796,062	600,000	—	291,419(8)	2,116,589
Tom Burlin. . . . . Executive Vice President and Chief Operating Officer	2007	420,913	—	—	542,306	600,000	—	25,454(9)	1,588,673
Ann Vezina . . . . Executive Vice President and Chief Operating Officer - Commercial Solutions	2007	422,401	—	—	273,499	600,000	—	33,110(10)	1,329,010
Former Officers:									
Mark King . . . . Former President and Chief Executive Officer	2007	698,654	—	—	1,581,016	—	—	32,193(11)	2,311,863
Warren D. Edwards . . . . Former Executive Vice President and Chief Financial Officer	2007	456,455	—	—	687,882	—	—	17,611(12)	1,161,948

(1) We did not grant any restricted stock awards or stock appreciation rights ("SARs") to our named executive officers during fiscal year 2007.

(2) The amount shown for each executive officer is the compensation cost recognized in our financial statements for fiscal year 2007 related to outstanding grants of stock options to each named executive officer to the extent we recognized compensation expense in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R). (All of Mr. Deason's outstanding option grants were related to prior years.) These amounts are adjusted to reflect the increase in exercise price of certain outstanding stock options on December 28, 2006. For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in the Original Report. The following table shows for each award, the fiscal year 2007 cost based on the original grant price and the increase in the fiscal year 2007 cost as a result of the change in measurement date:

Named Executive Officer	Option Number	Original Option Grant Date	FY 2007 Cost based on Original Grant Price ($)	Increase in FY 07 Cost as a Result of a Change in the Measurement Date ($)(a)	Total Compensation Cost in 2007 ($)
Darwin Deason	1303	7/23/02	671,940	66,273	738,213
	1303a	7/23/02	1,007,912	302,710	1,310,622
Lynn Blodgett	647a	7/11/00	N/A	6,850	6,850
	853	9/26/01	32,104	12,603	44,707
	853a	9/26/01	21,409	41,234	62,643
	1307	7/23/02	83,992	8,284	92,276
	1307a	7/23/02	125,988	37,839	163,827
	1758	8/11/03	309,068	0	309,068
	1888	7/30/04	357,772	(35,538)	322,234
	2326	3/18/05	557,308	0	557,308
	3470	12/9/06	208,270	0	208,270
John Rexford(b)	1241	7/23/02	55,996	5,523	61,519
	1241a	7/23/02	83,992	25,226	109,218
	1755	8/11/03	154,536	0	154,536
	1893	7/30/04	89,444	(8,884)	80,560
	2329	3/18/05	278,656	0	278,656
	3472	12/9/06	111,573	0	111,573
Tom Burlin	2572	6/13/05	270,204	123,338	393,542
	3447	12/9/06	148,764	0	148,764
Ann Vezina(b)	1532	7/21/03	30,056	1,623	31,679
	2054	7/30/04	34,176	(3,505)	30,671
	2349	5/3/05	60,828	1,557	62,385
	3458	12/9/06	148,764	0	148,764
Former Officers:					
Mark King	1305	7/23/02	623,074	3,329	626,403
	1753	8/11/03	250,427	0	250,427
	1887	7/30/04	109,690	(2,702)	106,988
	2325	3/18/05	597,198	0	597,198
Warren D. Edwards	1310	7/23/02	129,305	832	130,137
	1752	8/11/03	187,822	0	187,822
	1892	7/30/04	73,122	(1,801)	71,321
	2328	3/18/05	298,602	0	298,602

(a) Represents the incremental increase in compensation cost to the Company in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123(R) resulting from the change in measurement date of the option grant and our agreement to pay to the executive (other than Messrs. King and Edwards) the difference between the original option grant price and the grant price on the "revised" measurement date, if applicable. See discussion of Mr. King and Mr. Edwards separation agreements in Note 23 in the Notes to our Consolidated Financial Statements included in the Original Report.

(b) In connection with the increase in exercise price of certain outstanding stock options held by John Rexford and Ann Vezina on August 8, 2007, we took an additional charge of $1,995 for such options held by Mr. Rexford and $7,800 for such options held by Ms. Vezina.

(3) The amounts shown were earned under our FY07 Bonus Plan and Special Executive FY07 Bonus Plan. For a description of these plans, please see "Compensation Discussion & Analysis — Incentive Bonus".

(4) As discussed under the caption "Mr. Deason's Supplemental Executive Retirement Agreement", option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement. The Company recognized $1,159,005 of compensation costs in our financial statements for fiscal year 2007 in accordance with the provisions of SFAS 123(R) related to one option grant made to fund the Supplemental Executive Retirement Agreement of Mr. Deason. That compensation cost is excluded from the compensation cost reflected in the Option Awards column.

(5) We estimate that our obligation with respect to Mr. Deason under his Supplemental Executive Retirement Agreement increased from $8,168,288 on June 30, 2006 to $9,120,998 on June 30, 2007.

(6) Represents $102,110 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company, $5,228 in auto expense, $9,002 in group life insurance, $4,799 in tax and estate planning services, $86,219 in accounting and administrative services and $11,675 in medical costs under the Executive Medical Plan. We maintain an overall security program for Mr. Deason due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the "All Other Compensation" column. We expended $423,011 in fiscal year 2007 for such security advice and personal protection services. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(7) Represents $1,402 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company, $1,555 in group life insurance, $6,988 in long term disability insurance and $20,040 in medical costs under the Executive Medical Plan.

(8) Represents $860 in group life insurance, $8,844 in long term disability insurance, $6,230 in matching ACS Savings Plan contributions, $7,638 in medical costs under the Executive Medical Plan and $267,847 in commission payments related to mergers and acquisitions activity. A part of Mr. Rexford's compensation in fiscal year 2007 was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions.

(9) Represents $913 in group life insurance and $24,541 in medical costs under the Executive Medical Plan.

(10) Represents $451 in group life insurance, $323 in tax and estate planning services, $6,180 in long term disability insurance, $4,883 in matching ACS Savings Plan contributions, $12,881 in relocation payments and $8,392 in medical costs under the Executive Medical Plan.

(11) Represents $1,477 in group life insurance, $9,072 in long term disability insurance, $2,812 in matching ACS Savings Plan contributions and $19,551 in medical costs under the Executive Medical Plan. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(12) Represents $521 in group life insurance, $4,290 in long term disability insurance, $2,572 in matching ACS Savings Plan contributions and $10,440 in medical costs under the Executive Medical Plan. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal year 2007, which ended on June 30, 2007.

Grants of Plan-Based Awards
For Fiscal 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Darwin Deason	9/28/06	—	—	2,294,335	—	—	—	—	—	—	—
Lynn Blodgett	12/9/06	—	—	—	—	—	—	—	140,000	$49.55	$1,849,591
	1/17/07	—	—	1,500,000	—	—	—	—	—	—	—
John Rexford	12/9/06	—	—	—	—	—	—	—	75,000	$49.55	$ 990,852
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Tom Burlin	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Ann Vezina	12/9/06	—	—	—	—	—	—	—	100,000	$49.55	$1,321,136
	1/17/07	—	—	750,000	—	—	—	—	—	—	—
Former Officers											
Mark King	9/28/06	—	—	1,575,000(3)	—	—	—	—	—	—	—
Warren Edwards	9/28/06	—	—	514,500(4)	—	—	—	—	—	—	—

(1) Amounts shown represent the maximum awards that could be earned by the named executive officers under the FY07 Bonus Plan and the Special Executive FY07 Bonus Plan, as applicable, for fiscal year 2007. Actual bonuses paid under these plans for fiscal year 2007 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for each option grant is 100% of the fair market value of a share of the Company's Class A Common Stock on the date of grant which was determined by reference to the closing price for such stock on such date on the New York Stock Exchange. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised. These options were granted under our 1997 Stock Incentive Plan and vest and become exercisable as follows: on each anniversary date of the grant, commencing with the first such anniversary date and continuing on each such anniversary thereafter through and including the fifth anniversary of the date of the grant, 20% of such options shall vest and become exercisable.

(3) Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006. Under the terms of his separation agreement with the Company, Mr. King was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

(4) Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006. Under the terms of his separation agreement with the Company, Mr. Edwards was not eligible to receive any non-equity incentive plan based awards for fiscal year 2007.

Stock Plans

2007 Equity Incentive Plan

On June 7, 2007, our stockholders approved our 2007 Equity Incentive Plan (the "2007 Equity Plan"). This plan replaced our 1997 Stock Incentive Plan. The 2007 Equity Plan is administered by the Compensation Committee, which has full and final authority to select persons to receive awards and establish the terms of such awards, unless authority is specifically reserved (i) to our Board of Directors, (ii) by our certificate of incorporation, as amended, (iii) by our Bylaws, or (iv) by other applicable law.

The 2007 Equity Plan provides that, subject to any required action by the stockholders of the Company, the number of shares of common stock covered by each outstanding award, the number of shares of common stock that have been authorized for issuance under the 2007 Equity Plan, as well as the price per share of common stock covered by each such outstanding award, and the limit on the number of shares that may be issued to an individual (as provided in 2007 Equity Plan) shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board of Directors, whose determination in that respect shall be final, binding and conclusive. Unless otherwise provided in the 2007 Equity Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an Option.

In the event of a change of control, our 2007 Equity Plan provides that the grant agreement, including those for our named executive officers, may provide that all outstanding options shall become vested and exercisable and all other awards shall become vested effective the day immediately prior to the change of control. A change of control under the 2007 Equity Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 50% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 50% of our combined voting power prior to such transaction. However, (i) any transaction that is effected by the Company for the purposes of internal corporate restructuring of the Company and its affiliated companies, which results in any or all of the combined voting power of the voting securities of the Company being held by an entity affiliated with the Company immediately prior to such transaction, or (ii) any transaction or series of transactions, which results in the ownership by Darwin Deason, and/or any person, entity or group of entities that he controls, of more than 50% of the combined voting power of the Company, shall not constitute or result in a change of control.

1997 Stock Incentive Plan

Our stockholders approved the Company's 1997 Stock Incentive Plan (the "1997 Plan") on December 16, 1997. The 1997 Plan permits the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights, deferred stock, dividend equivalents and awards of restricted stock to employees, consultants and outside directors. The 1997 Plan also permits the grant of incentive stock options within the meaning of Section 422 of the Code to our employees.

The 1997 Plan has been previously replaced by our 2007 Equity Plan and has expired.

In the event of a change of control, our 1997 Plan provides that the grant agreement may provide that all outstanding options shall become vested and exercisable and all other awards shall become vested effective the day immediately prior to the change of control. A change of control under the 1997 Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 51% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 51% of our combined voting power prior to such transaction.

Employee Stock Purchase Plan

Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In October 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. Prior to December 31, 2005, eligible participants were able to purchase our stock at a 15% discount to market value. The stock is either purchased by the ESPP in the open market or issued from our treasury account, or a combination of both. Our named executive officers are eligible to participate in the ESPP.

Mr. Deason's Employment Agreement

We entered an employment agreement with Mr. Deason effective as of February 16, 1999. The employment agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier change of control, has a term that currently ends on May 18, 2012, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless 30 days prior to May 18 of any year Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term. The employment agreement provides for a base salary of $525,000 with annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The employment agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year (or in the discretion of the Compensation Committee, a greater percentage), which is consistent with the bonus percentage Mr. Deason has been eligible to receive since 1996. On December 7, 2007, the employment agreement was amended by the Company and Mr. Deason, in order to remove certain exclusive governance rights previously held by Mr. Deason, including his rights to appoint certain officers and recommend directors for election or removal from the Board of Directors. A discussion of Mr. Deason's severance benefits under the employment agreement is set forth under the caption "Post Termination Benefits."

Mr. Blodgett's Employment Agreement

We entered into an employment agreement with Mr. Blodgett effective as of December 14, 2007. The employment agreement, which was previously reviewed and approved by the Board and replaced an earlier severance agreement, has a term that currently ends on December 14, 2008, provided that such term shall automatically be extended for an additional one year period, unless 30 days prior to December 14 of any year either Mr. Blodgett or the Board gives notice to the other party that they do not wish to extend the term. The employment agreement provides that Mr. Blodgett's base salary shall be determined by the Board or the Compensation Committee. Further, under the employment agreement, Mr. Blodgett is eligible to receive any discretionary bonus as may be determined by the Board or Compensation Committee. Mr. Blodgett is also eligible to participate in the Company's 1997 Stock Plan or any omnibus stock incentive or award plans adopted by the Company. A discussion of Mr. Blodgett's severance benefits under the employment agreement and former severance agreement is set forth under the caption "Post Termination Benefits."

Retirement Benefits

ACS Savings Plan. The ACS Savings Plan is a defined contribution plan with a 401(k) feature. We currently match 25% of the first 6% of eligible compensation that an employee contributes to the ACS Savings Plan per year. The contributions to the plan are made by us for each of our executive officers on the same terms as applicable to all other employees. Contributions to the plan cannot be made after an employee earns $225,000 in earnings during the year. Contributions to the plan are capped at $15,500 per year. A participant becomes 50% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes two years of service, and becomes 100% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes three years of service or, if earlier, the participant becomes disabled or dies, or in the case of a termination of the ACS Savings Plan. If a participant's service terminates before he or she is vested, the participant will forfeit the unvested portion of the ACS match and any earnings thereon. According to the ACS Savings Plan, employees who are defined as Highly Compensated Employees' ("HCE") in accordance with the Internal Revenue Service guidelines will be "capped" annually at a specified deferral rate (cap for calendar year 2007 is 5% of eligible earnings). This "cap" will be determined annually based on the results of the ACS Savings Plan's discrimination testing.

ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCE's of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation that an employee contributes to the ACS Supplemental Savings Plan per year if they have reached the 5% cap under the ACS Savings Plan (described above).

Mr. Deason's Supplemental Executive Retirement Agreement. We entered into a Supplemental Executive Retirement Agreement with Mr. Deason in December 1998, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the employment agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the employment agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of events described below equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest 36 consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53125 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10 per share). The Company is considering alternatives with respect to the option grant that will expire in October 2008. To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit will accrue to Mr. Deason and we will have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change of control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed 10 years. We estimate that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.1 million at June 30, 2007. The value (the excess of the market price over the option exercise price) of the options at June 30, 2007 was $10.6 million. If the payment is caused by a change of control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Perquisites

We offer the Executive Benefit Plan to promote the health and well-being of our executives, including our named executive officers. The Executive Benefit Plan consists of the following components:

- *Executive Medical Plan.* Under the Executive Medical Plan, normal and customary medical, dental and vision care costs, for executives and their immediate family members are paid by us. We do not pay non-medically necessary costs, such as cosmetic surgery. If costs paid by the Company exceed $25,000 or relate to services or supplies considered experimental, investigational or under clinical investigation, then the medical expenses that exceed the $25,000, along with any expenses for experimental, investigational or under clinical investigation services or supplies, are imputed as income to the executive.

- *Executive Long Term Disability Plan.* Certain of our executive officers are eligible to participate in our Executive Long Term Disability Plan which provides additional long-term disability coverage through age 65 for certain of our executive officers in addition to the standard policy provided to each of our employees.

- *Prescription Benefit.* Paid prescription coverage up to 100% for our executive officers and their immediate family members.

- *Annual Physical Examination.* Reimbursement of up to $1,000 annually for any physical examination for the executive officer, and up to $500 annually for any physical examination for the executive officer's spouse, performed by a designated physician or other licensed physician of their choice.

- *Estate planning services.* Our executive officers receive a benefit of up to $25,000 for initial estate planning services and up to $10,000 per annum for subsequent services.

- *Income Tax Preparation.* Each of our executive officers may be reimbursed, up to $1,000 per annum, for income tax preparation services for preparation of their income tax returns.

Additionally, we pay the annual dues for club memberships for a limited number of executive officers. The memberships are intended to be used primarily for business purposes, although the applicable executive officers may use the club for personal purposes. Executive officers are required to pay all costs related to their personal use of the club.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2007, which ended on June 30, 2007. This table reflects the increase in exercise price subsequent to June 30, 2007, for certain options that were granted to certain of our named executive officers prior to their appointment as executive officers of the Company.

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Darwin Deason	240,000	—	—	35.75	7/23/12	—	—	—	—
	240,000	120,000(1)	—	37.57(19)	7/23/12	—	—	—	—
Lynn Blodgett	80,000	—	—	16.4375	7/11/10	—	—	—	—
	20,000	—	—	23.47(19)	7/11/10	—	—	—	—
	43,200	—	—	38.66	9/26/11	—	—	—	—
	28,800	—	—	44.87(19)	9/26/11	—	—	—	—
	30,000	—	—	35.75	7/23/12	—	—	—	—
	30,000	15,000(2)	—	37.57	7/23/12	—	—	—	—
	60,000	40,000(3)	—	44.10	8/11/13	—	—	—	—
	40,000	60,000(4)	—	51.90	7/30/14	—	—	—	—
	80,000	120,000(5)	—	50.25	3/18/15	—	—	—	—
	—	140,000(6)	—	49.55	12/9/16	—	—	—	—
John Rexford	24,000	—	—	16.4375	7/11/10	—	—	—	—
	6,000	—	—	23.47(19)	7/11/10	—	—	—	—
	20,000	—	—	35.75	7/23/12	—	—	—	—
	20,000	10,000(7)	—	37.57(19)	7/23/12	—	—	—	—
	30,000	20,000(8)	—	44.10	8/11/13	—	—	—	—
	10,000	15,000(9)	—	51.90	7/30/14	—	—	—	—
	40,000	60,000(10)	—	50.25	3/18/15	—	—	—	—
	—	75,000(11)	—	49.55	12/9/16	—	—	—	—
Tom Burlin	40,000	60,000(12)	—	51.83	6/13/15	—	—	—	—
	—	100,000(13)	—	49.55	12/9/16	—	—	—	—
Ann Vezina	6,000	4,000(14)	—	44.10	7/21/13	—	—	—	—
	—	10,000(15)	—	51.90	7/30/14	—	—	—	—
	10,000	15,000(16)	—	48.14	5/3/15	—	—	—	—
	—	100,000(17)	—	49.55	12/9/16	—	—	—	—
Former Officers									
Mark King	68,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	100,000(18)	—	—	25.8502	9/28/07	—	—	—	—
	200,000(18)	—	—	34.67	9/28/07	—	—	—	—
	160,000(18)	40,000(18)	—	37.57	9/28/07	—	—	—	—
	60,000	20,000	—	44.10	6/30/08	—	—	—	—
	30,000	15,000	—	51.90	6/30/08	—	—	—	—
	120,000	—	—	50.25	6/30/08	—	—	—	—
Warren Edwards	30,000(18)	—	—	23.47	9/28/07	—	—	—	—
	100,000(18)	—	—	34.67	9/28/07	—	—	—	—
	40,000(18)	10,000(18)	—	37.57	9/28/07	—	—	—	—
	45,000	15,000	—	44.10	6/30/08	—	—	—	—
	20,000	10,000	—	51.90	6/30/08	—	—	—	—
	60,000	—	—	50.25	6/30/08	—	—	—	—

(1) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(2) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(3) This option was granted on August 11, 2003. 20,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 20,000 shares will become exercisable on August 11, 2008.

(4) This option was granted on July 30, 2004. 20,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(5) This option was granted on March 18, 2005. 40,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 40,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(6) This option was granted on December 9, 2006. 28,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 28,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(7) This option was granted on July 23, 2002. This option became fully exercisable on July 23, 2007.

(8) This option was granted on August 11, 2003. 10,000 shares became exercisable on August 11, 2007. Assuming continued employment with the Company, the remaining 10,000 shares will become exercisable on August 11, 2008.

(9) This option was granted on July 30, 2004. 5,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(10) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(11) This option was granted on December 9, 2006. 15,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 15,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(12) This option was granted on June 13, 2005. Assuming continued employment with the Company, 20,000 shares will become exercisable on June 13 of each of 2008, 2009 and 2010.

(13) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(14) This option was granted on July 21, 2003. 2,000 shares became exercisable on July 21, 2007. Assuming continued employment with the Company, the remaining 2,000 shares will become exercisable on July 21, 2008.

(15) This option was granted on July 30, 2004. 6,000 shares became exercisable on July 30, 2007. Assuming continued employment with the Company, 2,000 shares will become exercisable on July 30 of each of 2008 and 2009.

(16) This option was granted on May 3, 2005. Assuming continued employment with the Company, 5,000 shares will become exercisable on May 3 of each of 2008, 2009 and 2010.

(17) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(18) These shares were exercised subsequent to June 30, 2007.

(19) This is the adjusted exercise price reflecting the increase in exercise price of shares of such options that vest after December 31, 2004, to the "revised" measurement date.

Equity Awards to fund Deason's Supplemental Executive Retirement Agreement

As discussed under the caption "Mr. Deason's Supplemental Executive Retirement Agreement", option grants have been made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, with the vesting and exercise dates matching the funding dates under the Supplemental Executive Retirement Agreement. For additional information regarding the expiration of Mr. Deason's option grant that will expire in October 2008, please see the caption "Mr. Deason's Supplemental Executive Retirement Agreement." The following table shows all outstanding equity awards made for that purpose:

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason . . .	150,000	—	—	11.53125	10/8/08(1)(2)	—	—	—	—
	—	300,000	—	44.10	8/11/13(3)	—	—	—	—

(1) For additional information regarding the expiration of this option, please see the caption "Mr. Deason's Supplemental Executive Retirement Agreement."

(2) This option was fully vested and exercisable as of June 30, 2007.

(3) This option shall fully vest in connection with the termination of Mr. Deason's employment with the Company under the following circumstances: early or normal retirement, change of control of the Company, disability, death, or other reasons for a resignation by Mr. Deason.

Option Exercises and Stock Vested

No stock options were exercised by any of the named executive officers during fiscal year 2007. The Company has not issued any restricted stock awards to its named executive officers during fiscal year 2007.

Pension Benefits

The table below shows benefits payable to Mr. Deason under his Supplemental Executive Retirement Agreement as of June 30, 2007. ACS's other executive officers received no benefits in fiscal year 2007 from the Company under any defined benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Darwin Deason	Supplemental Executive Retirement Agreement	7(1)	9,120,988	0

(1) Service credits were achieved beginning on the effective date of the Supplemental Executive Retirement Agreement on December 1, 1998 through May 2005 at which point Mr. Deason's supplemental retirement benefit was capped at 56% of his final average compensation pursuant to the terms of the Supplemental Executive Retirement Agreement. Additional service since May 2005 will not increase Mr. Deason's benefit other than with respect to the calculation of his final average compensation under the Supplemental Executive Retirement Agreement.

Nonqualified Deferred Compensation

Certain of our named executive officers participate in a non-qualified deferred compensation plan, the ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation per year that an employee contributes if they have reached the 5% cap under the ACS Savings Plan.

The following table shows certain information for the named executive officers under the ACS Supplemental Savings Plan.

Nonqualified Deferred Compensation
For Fiscal 2007

Name	Executive Contributions in Fiscal Year 2007 ($)	Registrant Contributions in Fiscal Year 2007 ($)	Aggregate Earnings in Fiscal Year 2007 ($)	Aggregate Withdrawals/ Distributions In Fiscal Year 2007 ($)	Aggregate Balance at June 30, 2007 ($)
Darwin Deason	—	—	—	—	—
Lynn Blodgett	—	—	—	—	—
John Rexford	25,002	1,128(1)	10,604	—	77,494
Tom Burlin	—	—	—	—	—
Ann Vezina	4,250	1,026(2)	4,537	—	29,680
Former Officers					
Mark King	—	—	6,314	—	92,836
Warren Edwards	—	—	—	—	—

(1) Amount of Mr. Rexford's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column of the Summary Compensation Table.

(2) Amount of Ms. Vezina's contribution consists of deferred salary earned in fiscal year 2007. This amount is included in the Salary column of the Summary Compensation Table.

Post Termination Benefits

Change of Control Agreements

In fiscal year 2007, Lynn Blodgett, Tom Burlin, John Rexford and Ann Vezina had written change of control agreements for benefits that were due to them upon a change of control. Mr. Blodgett's change of control agreement has subsequently been replaced by his employment agreement, dated December 14, 2007. As a result, Mr. Blodgett's benefits under his change of control agreement ceased to apply upon the adoption of his employment agreement. However, we have included a description of the change of control agreement since it was in place during fiscal year 2007.

As defined in each of the change of control agreements, a change of control occurs if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular change of control agreement was entered into) becomes the beneficial owner of 15% or more of our outstanding common stock, or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of the Board of Directors before the date specified in each respective change of control agreement, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office. Each named executive officer listed above is entitled to receive the severance benefit described below upon consummation of any change of control event.

The change of control agreements provide for cash benefits payable to the executive as well as certain non-cash benefits that the Company will be responsible for providing.

Each of Mr. Blodgett's, Mr. Burlin's, and Ms. Vezina's change of control benefits include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year (or if employed for less than one year, the bonus the executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits during the fiscal year ended June 30, 2007, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's average commission payment, plus (b) $750,000, pro rated to reflect the number of days the executive was employed by us from December 1, 2006 to June 30, 2007.

Mr. Rexford's change of control benefits during the fiscal year ending June 30, 2008, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the sum of (y) the amount paid to the executive under his commission arrangement with the Company from December 1, 2006 through June 30, 2007, plus (z) the bonus the executive earned under the Company's Special Executive FY07 Bonus Plan; provided that such amount shall not exceed $750,000, plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits after the fiscal year ending June 30, 2008, include a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year, plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Under the change of control agreements, we will also pay accrued but unpaid compensation and deferred compensation. In addition, the change of control agreements provide that we will (A) for up to three years following the executive's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, (B) provide outplacement counseling assistance for one year. Also, when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan, the executive will be credited with three years of participation and age credit, and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the five (5) year period following the change of control.

Each of these executives is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive. Any excise tax gross up that may be owed by the Company to reimburse the executives for their actual excise tax liability would be determined based on the total change of control compensation, including, if applicable, the accelerated vesting of equity options held by the executives, and the amount of such options held at the change of control date, the exercise prices and vesting dates of each grant outstanding. Other significant variable factors which would effect the calculation of excise tax gross up would be the actual change of control date, stock price paid upon the change of control, the determination of the future federal, state and local income tax rates applicable for the affected executives, and the actual terms and structure of the change of control transaction, such as valuation methodology for stock options, whether equity stock and or options held by the executives may be cashed out, substituted for equity of the acquirer, substituted for options of the acquirer, or some combination of these. Due to the wide variety of assumptions that may be made for each of these factors and the uncertainty of whether executives would actually incur an excise tax, the estimate of any excise tax gross up that may be due for accelerated vesting of equity options has not been included in the table below. If an excise tax was incurred by an executive, the excise tax gross up cash payment payable by the Company to the executive is determined by the following formula:

(Tentative excise tax before gross up)

divided by

(one less the sum of all tax rates applicable to the executive, such as excise tax rate(s), federal income tax rate, medicare tax rate, social security tax rate (only if such executive has not already exceeded the maximum wage base for the calendar year of the change of control), state income tax rate, and any local income tax rates (e.g., city, county or other taxing jurisdiction))

Each of the change of control agreements may be terminated by us with one year advance written notice to the respective named executive officer; however, if a change of control is consummated prior to termination by us, these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

Mr. Blodgett's Employment Agreement

As more fully described below, if we terminate Mr. Blodgett's employment without cause or if Mr. Blodgett terminates his employment agreement for good reason (as defined below), the Company will be required to pay Mr. Blodgett a severance payment.

Under his employment agreement, if we terminate Mr. Blodgett's employment without cause (as defined below), the Company will be required to pay Mr. Blodgett all of his accrued and unpaid base salary. In addition, the Company will pay Mr. Blodgett a lump sum severance payment equal to three times the sum of (i) his annual base salary, plus (ii) an amount equal to his discretionary bonus for the immediately preceding fiscal year. Further, any unvested stock options or other equity-based awards granted to executive under the 1997 Stock Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such termination shall become fully vested and non-forfeitable.

As used in Mr. Blodgett's employment agreement, cause shall mean: (A) the willful and continued failure of executive to perform substantially executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to executive by the Board which specifically identifies the manner in which the Board believes that executive has not substantially performed executive's duties, or (B) the willful engaging by executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

In the event Mr. Blodgett terminates his employment agreement for good reason (as defined below), he will be entitled to his accrued compensation and the same lump sum severance payment described above. The following events shall constitute good reason under Mr. Blodgett's employment agreement: (i) a change of control that results in the substantial diminution of the executive's duties and responsibilities or a material reduction of compensation or benefits; (ii) executive's removal from his position as Chief Executive Officer other than as a termination without cause, termination for cause, termination by executive without good reason, termination for disability; or termination for death; or (iii) the Company's failure to make a payment to executive required under the employment agreement, if the breach is not cured within 20 days of the executive sending written notice to the Company.

A change of control will occur if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the Board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

If Mr. Blodgett is terminated without cause, terminates his employment for good reason or is terminated because of a disability, the Company will also be required to pay the cost of his continuation coverage under COBRA until the earlier of 12 months from the date of his termination or the date that he becomes employed by another employer.

In order to receive the severance payment described above, Mr. Blodgett will be required to execute a separation agreement and general release of claims that is acceptable to the Company.

Under his employment agreement, Mr. Blodgett is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described under the caption "Change of Control Agreements."

Mr. Deason's Employment Agreement

Mr. Deason's employment agreement provides for benefits for Mr. Deason upon a change of control.

Under the employment agreement, Mr. Deason will be entitled to a payment if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation;

(iv) if a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since February 1, 1999, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office, and (iv) a member of the Board of Directors who succeeds an otherwise continuing director and who was selected and appointed by Mr. Deason to fill the unexpired term of a director who, because such person is no longer an officer of the Company, is no longer on the Board of Directors.

The benefit to be received by Mr. Deason upon a change of control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his employment agreement times the sum of (i) his per annum base salary at the time of the change of control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Among other things, the employment agreement also provides that we will, (A) for up to three years following Mr. Deason's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive at the highest level of coverage provided to Mr. Deason prior to the change of control until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, and (B) provide outplacement counseling assistance and (C) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the three (3) year period following the change of control, and throughout the period of any applicable statute of limitations. Under the employment agreement, we will also pay accrued but unpaid compensation and deferred compensation upon termination of employment. Also, when determining Mr. Deason's eligibility for post-retirement benefits under any welfare benefit plan, he will be credited with three years of participation and age credit. Mr. Deason will also become vested in the benefits provided under any Company retirement or successor plan (in addition to any benefits under Mr. Deason's Supplemental Executive Retirement Agreement).

Under his employment agreement, Mr. Deason is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described under the caption "Change of Control Agreements."

Change of Control Payments

Change of Control Benefits Payable at June 30, 2007

The table below includes only estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive Retirement Agreement for Mr. Deason, and estimated tax gross up for excise taxes on such amounts, assuming a change of control occurred on June 30, 2007. It does not include any value of any equity stock or options that the executive may dispose of in a change of control transaction, or any tax gross up in relation thereto. These amounts reported in this table are materially different than the amounts previously disclosed in the Severance Payments table included in the First Amendment, which reported severance amounts as of September 30, 2007. The material change in amounts payable is primarily due to the change in base amount used to compute the cash payment related to bonus. The Company did not meet its criteria for payment of performance based bonuses in fiscal year ended June 30, 2006, but it achieved 80% of its target and paid performance based bonuses in June 30, 2007. See the estimated amounts that would be payable if a change in control occurred on September 30, 2007 under the caption "Change of Control Benefits Payable at September 30, 2007."

Executive Officer	Cash Payment (before Tax Gross Up) ($)(a)	Value of Non Cash Benefits(b)	Cash Payment for Tax Gross Up ($)	Total ($)
Darwin Deason	20,575,949(c)	546,927	8,734,842	29,857,718
Lynn Blodgett	3,493,142	580,401	—	4,073,543
Tom Burlin	2,119,231	572,487	1,250,643	3,942,361
John Rexford	2,348,574	546,897	—	2,895,471
Ann Vezina	2,232,952	547,062	1,370,306	4,150,320
Total	30,769,848	2,793,774	11,355,791	44,919,413

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non-cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) Includes Supplemental Executive Retirement Agreement amount of $12,959,686 payable if a change of control occurred on June 30, 2007.

Change of Control Benefits Payable at September 30, 2007

Because the calculations of the change of control benefits payable as of June 30, 2007 are based on performance bonuses paid in fiscal year 2006, a fiscal year in which the Company did not meet its criteria for payment of performance based bonuses, we have included the table below showing the change of control benefits payable as of September 30, 2007, which are based on performance bonuses paid in fiscal year 2007, a fiscal year in which the Company achieved 80% of its target.

The table below includes only estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive Retirement Agreement for Mr. Deason, and estimated tax gross up for excise taxes on such amounts, assuming a change of control occurred on September 30, 2007. It does not include any value of any equity stock or options that the executive may dispose of in a change of control transaction, or any tax gross up in relation thereto.

Executive Officer	Cash Payment (before Tax Gross Up) ($)(a)	Value of Non Cash Benefits(b)	Cash Payment for Tax Gross Up ($)	Total ($)
Darwin Deason	23,621,667(c)	546,840	10,133,524	34,302,031
Lynn Blodgett	6,259,673	484,095	—	6,743,768
Tom Burlin	3,500,962	505,839	2,005,353	6,012,154
John Rexford	3,725,075	469,908	—	4,194,983
Ann Vezina	3,621,012	436,923	2,094,341	6,152,276
Total	40,728,389	2,443,605	14,233,218	57,405,212

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non-cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) Includes Supplemental Executive Retirement Agreement amount of $13,015,543 payable if a change of control occurred on September 30, 2007.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was comprised solely of independent directors: Joseph P. O'Neill, J. Livingston Kosberg and Robert B. Holland, III (Mr. Holland was appointed to the Committee in January 2007). On November 21, 2007, Messrs. O'Neill, Kosberg and Holland resigned from the Board of Directors. On November 25, 2007 the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. No member of our Compensation Committee during the fiscal year 2007, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K during fiscal year 2007. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board of Directors or on our Compensation Committee. For information on insider participation, see the section entitled "Certain Relationships and Related Transactions" in Item 13 of Part III of the First Amendment.

Director Compensation
For Fiscal 2007

The following table shows compensation information for our non-employee directors for fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Frank A. Rossi	217,000	—	114,058	—	—	—	331,058
Joseph P. O'Neill	113,500	—	123,010	—	—	—	236,510
J. Livingston Kosberg	201,000	—	105,009	—	—	—	306,009
Dennis McCuistion	107,000	—	105,009	—	—	—	212,009
Robert B. Holland, III	163,500	—	44,935	—	—	—	208,435

(1) This column reports the amount of cash compensation paid in fiscal year 2007 for Board and Committee service. This column includes fees paid to our non-employee directors for attending Board and Committee meetings (in person or telephonically), service as lead independent director, service as chair of one of the Committees of the Board, annual retainer, participation in the Special Committee overseeing the internal investigation of our stock option grant practices and participation in the Special Committee evaluating the Company's strategic alternatives. The following table shows fees paid to each director as they relate to such categories:

Director	Board Meeting Fees ($)	Committee Meeting Fees($)	Lead Independent Director Fees($)	Committee Chairmanship Fees ($)	Annual Retainer Fees($)	Fees related to Special Committee Stock Option Investigation ($)	Fees related to Special Committee-Strategic Alternatives ($)	Total ($)
Frank A. Rossi	22,000	15,000	—	15,000	45,000	20,000	100,000(b)	217,000
Joseph P. O'Neill	22,000	9,000	17,500(a)	—	45,000	20,000	—	113,500
J. Livingston Kosberg	22,000	9,000	—	5,000	45,000	20,000	100,000(b)	201,000
Dennis McCuistion	22,000	15,000	—	5,000	45,000	20,000	—	107,000
Robert B. Holland, III	9,000	7,000	—	—	22,500	—	125,000(b)	163,500

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008. The Company inadvertently made a payment to Mr. O'Neill in May 2007 for services based on the fiscal year 2008 lead independent director fee rate, resulting in an additional $2,500 paid to Mr. O'Neill. This $2,500 additional compensation amount was adjusted during fiscal year 2008, through a deduction from amounts payable to Mr. O'Neill in fiscal year 2008.

(b) At the call of the non-management directors, the Board of Directors held a special meeting on April 26, 2007 with only the five non-management directors attending. During that meeting the Board (i) approved fees for the two non-management directors, who were not members of the Special Committee of $2,500 per meeting, where the purpose of such meeting is to discuss strategic alternatives and whether such meeting is in person or telephonic, and (ii) appointed a Fee Engagement Committee, which was comprised of the two non-management directors who were not members of the Special Committee. The Fee Engagement Committee was authorized by the Board to set fees to be paid to the three members of the Special Committee. The Fee Engagement Committee met immediately after the Board meeting and set fees for the three members of the Special Committee. The amounts reflected are payments made in May 2007 to the three members of the Special Committee in accordance with the action taken by the Fee Engagement Committee. No per meeting fees were paid in fiscal year 2007 to the two non-management directors who were not members of the Special Committee.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Sholes option-pricing model in accordance with SFAS 123(R). On November 21, 2007, Messrs. Rossi, O'Neill, Kosberg, McCuistion and Holland resigned from the Board of Directors, and any unvested options held by them as of that date were terminated. As of March 28, 2008, these former directors had the following outstanding option awards: Mr. Rossi (22,000), Mr. O'Neill (82,000), Mr. Kosberg (22,000), Mr. McCuistion (22,000) and Mr. Holland (None).

The following directors had the following outstanding option awards at the end of fiscal year 2007 (June 30, 2007):

Director	Option Number	Original Option Grant Date	Original Number of Shares Granted	Original Grant Date Fair Value($)
Frank A. Rossi	1757	8/11/03	20,000(a)	309,068
	1897	7/30/04	5,000(a)	89,443
	2861	9/13/05	7,500(a)	96,446
Joseph P. O'Neill	852	7/3/01	60,000(b)	855,998
	1754	8/11/03	20,000(a)	309,068
	1896	7/30/04	5,000(a)	89,443
	2854	9/13/05	7,500(a)	96,446
J. Livingston Kosberg	1767	10/28/03	20,000(c)	334,753
	1894	7/30/04	5,000(c)	89,443
	2844	9/13/05	7,500(a)	96,446
Dennis McCuistion	1766	10/28/03	20,000(c)	334,753
	1895	7/30/04	5,000(c)	89,443
	2851	9/13/05	7,500(a)	96,446
Robert B. Holland, III	3473	1/24/07	40,000(c)	521,498

(a) These options when granted were subject to vesting and become exercisable as follows: on each anniversary date of the grant, commencing with the first such anniversary date and continuing on each such anniversary thereafter through and including the fifth anniversary of the date of the grant, 20% of such options shall vest and become exercisable. Any unvested options held on November 21, 2007 were terminated.

(b) This option was fully vested and exercisable as of June 30, 2007.

(c) These options when granted were subject to vesting and become exercisable as follows: on the third anniversary date of the grant, 60% of such options will vest and become exercisable; and on each of the fourth and fifth anniversary dates of the grant, 20% of such options will vest and become exercisable. Any unvested options held on November 21, 2007 were terminated.

Directors who are employees of ACS receive no compensation for their services as a director. Our compensation program for non-employee directors is designed to attract and retain qualified directors by offering compensation that is competitive with other companies and recognizes the time, expertise and accountability required by Board service. The Board of Directors must approve any changes to the director compensation program.

In fiscal year 2007, our non-management directors were eligible to receive the following compensation for their services:

Fiscal Year 2007

• Independent Director Annual Retainer	$	45,000
• Lead Independent Director Annual Retainer	$	15,000(a)
• Audit Committee Chair Annual Retainer	$	15,000
• Nominating and Corporate Governance Committee Chair Annual Retainer	$	5,000
• Compensation Committee Chair Annual Retainer	$	5,000
• Board Meeting (in person)	$	2,000
• Board Meeting (telephonic)	$	1,000
• Audit Committee Meeting (in person)	$	2,000
• Audit Committee Meeting (telephonic)	$	1,000
• Annual Stock Option Grant		7,500 shares
• Initial Stock Option Grant		40,000 shares(b)

(a) Effective July 1, 2007, the lead independent director fee was increased to $25,000 for fiscal year 2008.

(b) Effective December 7, 2007 the initial stock option grant to newly appointed directors was increased to 50,000 shares of our Class A Common stock.

Pursuant to our Executive Benefit Plan, as amended, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents have been filed as part of this report.

1. None.

2. None.

3. Exhibits:

31.1 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated April 11, 2008.

31.2 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated April 11, 2008.

32.1 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated April 11, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".

32.2 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated April 11, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".

(c) Not applicable.

(d) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: April 11, 2008

By: /s/ Kevin Kyser

Kevin Kyser
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 11th day of April 2008.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ Kevin Kyser (Kevin Kyser)	Executive Vice President and Chief Financial Officer
/s/ Laura Rossi (Laura Rossi)	Senior Vice President and Chief Accounting Officer
(Robert Druskin)	Director
/s/ Kurt R. Krauss (Kurt R. Krauss)	Director
(Ted B. Miller Jr.)	Director
/s/ Paul E. Sullivan (Paul E. Sullivan)	Director
/s/ Frank Varasano (Frank Varasano)	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on March 19, 2008 (filed as Exhibit 3.1 to our Current Report on Form 8-K, filed March 21, 2008 and incorporated by reference herein).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).
4.3	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).
4.4	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement (Exhibit 4.3)).
4.5	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.6	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.7	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.8	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.9	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.10	Certificate of Elimination of the Series A Cumulative Redeemable Preferred Stock of Affiliated Computer Services, Inc. dated August 20, 2001 (filed as Exhibit 4.3 to our Registration Statement on Form S-8, filed June 13, 2007 and incorporated herein by reference).

Exhibit Number	Exhibit Name
9.1	Voting Agreement, as amended December 7, 2007, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 99.1 to our current report on Form 8-K, filed December 10, 2007 and incorporated herein by reference).
10.1†	Amended Stock Option Plan of Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).
10.2†	1997 Stock Incentive Plan of Affiliated Computer Services, Inc. (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.3†	Amendment No. 1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.4†	2007 Equity Incentive Plan of Affiliated Computer Services, Inc. (filed as Appendix C to our Proxy Statement on Schedule 14A, filed April 30, 2007 and incorporated herein by reference).
10.5†	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).
10.6†	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy, William L. Deckelman, Jr. and Ann Vezina (May 25, 2006) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).
10.7†	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.8†	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.9†	Amendment No. 2 to Severance Agreement, dated as of April 30, 2007, by and between Affiliated Computer Services, Inc. and John H. Rexford (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed May 2, 2007 and incorporated herein by reference).
10.10†	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).
10.11†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.12†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
10.13†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.14†	Employment Agreement, as amended December 7, 2007, between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 99.1 to our current report on Form 8-K, filed December 10, 2007 and incorporated herein by reference).
10.15†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.16	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.17	Guaranty, dated as of October 27, 2004, by Affiliated Computer Services, Inc. for the benefit of JPMorgan Chase Bank, as Administrative Agent for the benefit of the Lender Parties (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.18†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.19†	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).
10.20†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.21†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.22†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed September 14, 2005 and incorporated herein by reference).
10.23†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.24†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.25	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.26	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.27	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.28	Amendment No. 3, Consent and Waiver to and under Credit Agreement, dated September 21, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).
10.29	Amendment No. 4, Consent and Waiver to and under Credit Agreement, dated December 18, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.30	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.34	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.35†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.36†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.37†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.38†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.39	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.40	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.41	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by reference).
10.42	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.43	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D. Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.44	Exclusivity Agreement dated as of March 20, 2007 between Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.3 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).
10.45	Waiver Agreement dated as of June 10, 2007 between Affiliated Computer Services, Inc., Darwin Deason and Cerberus Capital Management, L.P. (filed as Exhibit 99.2 to our Current Report on Form 8-K, filed June 11, 2007 and incorporated herein by reference).
10.46	Form of Resignation Agreement by and among the Company, Darwin Deason, Lynn R. Blodgett, John H. Rexford and certain members of the Affiliated Computer Services, Inc. Board of Directors (filed as Exhibit 10.1 to our current report on Form 8-K, filed November 21, 2007 and incorporated herein by reference).
10.47†	Executive Employment Agreement by and between Affiliated Computer Services, Inc. and Lynn R. Blodgett (filed as Exhibit 99.1 to our current report on Form 8-K, filed January 10, 2008 and incorporated herein by reference).
21.1*	Subsidiaries of Affiliated Computer Services, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, dated August 29, 2007.
23.2*	Consent of Value Incorporated, dated August 22, 2007.
31.1**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated April 11, 2008.
31.2**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated April 11, 2008.
32.1**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated April 11, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".
32.2**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated April 11, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".

* Filed with the Original Report.

** Filed with this Form 10-K/A

† Management contract or compensatory plan or arrangement.

Corporate Information

Corporate Headquarters
Affiliated Computer Services, Inc. (ACS)
2828 North Haskell
Dallas, Texas 75204
214.841.6111
www.acs-inc.com

Annual Meeting
The Annual Meeting of Affiliated Computer Services, Inc. will be held May 22, 2008
11:00 a.m. CDT, at:
Cityplace Conference Center
2711 North Haskell
Dallas, Texas 75204

Form 10-K
Copies of Affiliated Computer Services, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K may be obtained without cost by request from ACS
Attention: Investor Relations, or on the Company's Web site at www.acs-inc.com.

Common Stock
The Company's Class A common stock is traded on the New York Stock Exchange under the trading symbol "ACS."

Transfer Agent for Common Stock
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
212.936.5100

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas, Texas 75201

Stockholder Information
Affiliated Computer Services, Inc.
Investor Relations
2828 North Haskell
Dallas, Texas 75204
214.841.8281

END